As filed with the Securities and Exchange Commission on September 17, 2020
Registration No. 333-248532
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 1 TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Thryv Holdings, Inc.
(Exact name of registrant as specified in its charter)
Delaware	7374	13-2740040
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
2200 West Airfield Drive
P.O. Box 619810
DFW Airport, Texas 75261
(972) 453-7000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Joseph A. Walsh
Chief Executive Officer
2200 West Airfield Drive
P.O. Box 619810
DFW Airport, Texas 75261
(972) 453-7000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)
Copies to:
Alexander D. Lynch Corey R. Chivers Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000 (Phone) (212) 310-8007 (Fax)	Lesley Bolger Thryv Holdings, Inc. 2200 West Airfield Drive P.O. Box 619810 DFW Airport, Texas 75261 (972) 453-7000
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.01 par value per share	26,726,538	Not applicable	$31,537,314.84	$4,093.54
(1)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(a) of the Securities Act. Given that there is no proposed maximum offering price per share of common stock, the Registrant calculated the proposed maximum aggregate offering price by analogy to Rule 457(f)(2), based on the book value of $1.18 per share of the common stock the Registrant registered, which was calculated from its unaudited condensed consolidated balance sheet as of June 30, 2020. Given that the Registrant’s common stock is not traded on an exchange or over-the-counter on a recent or sustained basis, the Registrant did not use the market prices of its common stock in accordance with Rule 457(c).

(2)	Previously paid.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion, Dated September 17, 2020
PRELIMINARY PROSPECTUS

26,726,538 Shares
Thryv Holdings, Inc.
Common Stock
This prospectus relates to the registration of the resale of up to 26,726,538 shares of our common stock by our stockholders identified in this prospectus (the “Registered Stockholders”). Unlike an initial public offering, the resale by the Registered Stockholders is not being underwritten by any investment bank. The Registered Stockholders may, or may not, elect to sell their shares of common stock covered by this prospectus, as and to the extent they may determine. Such sales, if any, will be made through ordinary brokerage transactions on the Nasdaq Capital Market (“Nasdaq”). See “Plan of Distribution.” If the Registered Stockholders choose to sell their shares of common stock, we will not receive any proceeds from the sale of shares of common stock by the Registered Stockholders. As of August 31, 2020, the Registered Stockholders held approximately 86.4% of our outstanding capital stock, with our directors and executive officers and their affiliates holding approximately 86.0%.
No public market for our common stock currently exists, and our shares of common stock have a limited history of trading in private transactions. On August 25, 2020, we issued in a private placement 68,880 shares of common stock at a price of $10.17 per share. For more information, see “Private Sales of Our Capital Stock.” Our recent trading prices in private transactions may have little or no relation to the opening public price of our shares of common stock on Nasdaq or the subsequent trading price of our shares of common stock on Nasdaq. Further, the listing of our common stock on Nasdaq without underwriters is a novel method for commencing public trading in shares of our common stock, and consequently, the trading volume and price of shares of our common stock may be more volatile than if shares of our common stock were initially listed in connection with an underwritten initial public offering.
On the day that our shares of common stock are initially listed on Nasdaq, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price (as defined below) on the basis of such accepted orders. The Current Reference Price is calculated each second and, during a 10-minute “Display Only” period, is disseminated, along with other indicative imbalance information, to market participants by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which I-Bankers Securities, Inc. (“I-Bankers”), in its capacity as our financial advisor, must notify Nasdaq that our shares are “ready to trade.” Once I-Bankers has notified Nasdaq that our shares of common stock are ready to trade, Nasdaq will confirm the Current Reference Price for our shares of common stock, in accordance with the Nasdaq rules. If I-Bankers then approves proceeding at the Current Reference Price, the applicable orders that have been entered will be executed at such price and regular trading of our shares of common stock on Nasdaq will commence, subject to Nasdaq conducting validation checks in accordance with the Nasdaq rules. Under the Nasdaq rules, the “Current Reference Price” means: (i) the single price at which the maximum number of orders to buy or sell can be matched; (ii) if there is more than one price at which the maximum number of orders to buy or sell can be matched, then it is the price that minimizes the imbalance between orders to buy or sell (i.e. minimizes the number of shares that would remain unmatched at such price); (iii) if more than one price exists under (ii), then it is the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which our shares of common stock will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under (iii), a price determined by Nasdaq in consultation with I-Bankers in its capacity as our financial advisor. In the event that more than one price exists under (iii), I-Bankers will exercise any consultation rights only to the extent that it can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M, or applicable relief granted thereunder. The Registered Stockholders, including funds managed by Mudrick Capital Management, L.P. (“Mudrick Capital”), will not be involved in Nasdaq’s price-setting mechanism, including any decision to delay or proceed with trading, nor will they control or influence I-Bankers in carrying out its role as financial adviser. I-Bankers will determine when our shares of common stock are ready to trade and approve proceeding at the Current Reference Price primarily based on considerations of volume, timing and price. In particular, I-Bankers will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. For more information, see “Plan of Distribution.”
Mudrick Capital owns more than 50% of the voting power of our outstanding common stock. Therefore, we are a “controlled company” within the meaning of the corporate governance standards of Nasdaq. As a result, Mudrick Capital will be able to exercise significant voting influence over fundamental and significant corporate matters and transactions. As a Registered Stockholder, Mudrick Capital may, from time to time, sell shares of common stock, which could impact its voting influence and our status as a “controlled company” within the meaning of the corporate governance standards of Nasdaq. See “Risk Factors — Risks Related to Ownership of Our Common Stock” and “Principal and Registered Stockholders.”
We have applied to list our common stock on Nasdaq under the symbol “THRY.” We expect our common stock to begin trading on Nasdaq on or about   , 2020.
See “Risk Factors” beginning on page 12 to read about factors you should consider before buying shares of our common stock.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Prospectus dated    , 2020.

Get the job.
Manage the job.
Get credit.

The power of our **SaaS Platform** and **Marketing Services** puts our clients in control.

NICORN
Air and Heat

Unicorn Air and Heat
Mike Tambs
Power User Since November 2018

AWARENESS
Search Visibility
Word Of Mouth
Directory Sites
Website
Social Media

CONSIDERATION
Reviews/Reputation
Video
Responsiveness
Ease Of Conversation
Professionalism

PURCHASE
Automated
Online Payments
Mobile Payments

SERVICE
Client Login Area
Customer History
Prompt Follow-up
Email
Transparency

LOYALTY
Social Media
Marketing Offers
Reminders & Re-engagement
Referrals

ADVOCACY
Reviews/Reputation
Share
Referrals
Video

Allows small businesses to manage their **customers' journeys**.

26,112,521	**14,709,062**	**184,052,911**
Total Contacts[1]	Inbox Messages[2]	Website Page Views[2]

1. Internal data counts as of May 31, 2020.
2. Internal data counts June 2019 - May 2020.

You should rely only on the information contained in this prospectus or in any free-writing prospectus we may specifically authorize to be delivered or made available to you. Neither we nor any of the Registered Stockholders (or any of our or their respective affiliates) have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The Registered Stockholders are offering to sell, and seeking offers to buy, shares of their common stock only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this prospectus or any free-writing prospectus is only accurate as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside of the United States: Neither we nor any of the Registered Stockholders have done anything that would permit the use of or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, the offering of common stock by the Registered Stockholders and the distribution of this prospectus outside of the United States.
Trademarks, Trade Names and Service Marks
We and our subsidiaries own or have the rights to various copyrights, patents, trademarks, trade names and service marks, including the following: Thryv®, Thryv Leads®, Thryv CompleteSM, Thryv Your Business Smarter®, The Real Yellow Pages®, Yellowpages.com®, Dexknows.com® and Superpages.com® and various logos used in association with these terms. Solely for convenience, the trademarks, trade names and service marks referred to herein are listed without the ©, ®, and SM symbols, but such references are not intended to
i

indicate, in any way, that Thryv, or the applicable owner, will not assert, to the fullest extent under applicable law, Thryv’s or their, as applicable, rights to these trademarks, trade names, and service marks. Other trademarks, service marks, or trade names appearing in this prospectus are the property of their respective owners.
Market and Industry Information
Unless otherwise indicated, market data and industry information used throughout this prospectus are based on management’s knowledge of the industry and the good faith estimates of management. We also relied, to the extent available, upon management’s review of independent industry surveys and publications, other publicly available information prepared by a number of sources, including an Industry Usage Study by Localogy (formerly known as the Local Search Association). All of the market data and industry information used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we believe that these sources are reliable, we cannot guarantee the accuracy or completeness of this information, and we have not independently verified this information. Projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in our estimates and beliefs and in the estimates prepared by independent parties.
Non–GAAP Financial Measures
We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). In this prospectus, we also present certain non-GAAP financial measures, including Adjusted EBITDA and Free Cash Flow, as defined below.
We have included non-GAAP measures in this prospectus because management believes they provide useful information to investors in gaining an overall understanding of our current financial performance and provide consistency and comparability with past financial performance. Specifically, we believe Adjusted EBITDA and Free Cash Flow provide useful information to management and investors by excluding certain non-operating items that we believe are not indicative of our core operating results. In addition, Adjusted EBITDA and Free Cash Flow are used by management for budgeting and forecasting as well as measuring the Company’s performance. We believe Adjusted EBITDA and Free Cash Flow provide investors with the financial measures that most closely align with our internal processes.
We define Adjusted EBITDA (“Adjusted EBITDA”) as Net income (loss) plus Interest expense, Provision (benefit) for income taxes, Depreciation and amortization expense, Stock-based compensation expense, Restructuring and integration charges, Non-cash loss (gain) from remeasurement of indemnification asset, Impairment charges and non-operating expenses, such as Other components of net periodic pension cost, Loss (gain) on early extinguishment of debt and certain unusual and non-recurring charges that might have been incurred. Adjusted EBITDA should not be considered as an alternative to net income as a performance measure. We define Free Cash Flow (“Free Cash Flow”) as Net cash provided by operating activities less cash expenditures for additions to fixed assets and capitalized software. Free Cash Flow should not be considered as an alternative to cash flows from operations as a liquidity measure.
Non-GAAP financial information has limitations as an analytical tool and is presented for supplemental informational purposes only. Such information should not be considered a substitute for financial information presented in accordance with U.S. GAAP and may be different from similarly-titled non-GAAP measures used by other companies.
For a reconciliation of each non-GAAP financial measure to its most directly comparable U.S. GAAP measure, see “Prospectus Summary — Summary Historical Consolidated Financial Data” and Selected Historical Consolidated Financial Data and Other Data — Non-GAAP Financial Measures.”

Presentation of Information
Except as otherwise indicated, the number of shares of common stock outstanding is based on 30,829,145 shares outstanding as of June 30, 2020 and excludes (i) 5,836,606 shares of common stock issuable upon the exercise of stock options issued and outstanding under our 2016 Stock Incentive Plan (as amended, the “2016 Stock Incentive Plan”); and (ii) 196,816 shares of common stock reserved and available for issuance under our 2016 Stock Incentive Plan. Unless otherwise indicated, all information in this prospectus (i) reflects a 1-for-1.8 reverse stock split of our common stock effectuated on August 26, 2020 (the “Reverse Stock Split”); and (ii) otherwise gives effect to our fourth amended and restated certificate of incorporation and second amended and restated bylaws, which will be in effect prior to the completion of this listing.

ABOUT THIS PROSPECTUS
This prospectus is a part of a registration statement on Form S-1 that we filed with the SEC using a “shelf” registration or continuous offering process. Under this shelf process, the Registered Stockholders may, from time to time, sell the common stock covered by this prospectus in the manner described in the section titled “Plan of Distribution.” Additionally, we may provide a prospectus supplement to add information to, or update or change information contained in, this prospectus, including the section titled “Plan of Distribution.” You may obtain this information without charge by following the instructions under the section titled “Where You Can Find More Information” appearing elsewhere in this prospectus. You should read this prospectus and any prospectus supplement before deciding to invest in our common stock.

PROSPECTUS SUMMARY
This summary highlights information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the information presented under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and notes related thereto included elsewhere in this prospectus before making an investment decision. Unless the context requires otherwise, references to “our company,” “we,” “us,” “our,” “Company” and “Thryv” refer to Thryv Holdings, Inc. and its subsidiaries on a consolidated basis.
Our Mission
Thryv Holdings, Inc. is dedicated to supporting local, independent businesses and franchises by providing innovative marketing solutions and cloud-based tools to the entrepreneurs who run them.
Business Overview
Our Company is built upon a rich legacy in the marketing and advertising industry. We are one of the largest companies in the United States that provides small-to-medium sized businesses (“SMBs”) with print and digital marketing solutions and Software as a Service (“SaaS”) end-to-end customer experience tools. Our solutions enable our SMB clients to generate new business leads, manage their customer relationships and run their day-to-day operations.
As of June 30, 2020, we serve over 360,000 SMB clients through two business segments: Marketing Services and SaaS.
Marketing Services
Our Marketing Services segment provides both print and digital solutions and generated $559.0 million, or 89.9%, and $1,292.8 million, or 91.0% of consolidated total revenues for the six months ended June 30, 2020 and the year ended December 31, 2019, respectively. We believe our Marketing Services segment delivers high-quality cost-effective business leads to our SMB clients, and our decades of experience in local U.S. markets give us a competitive advantage. We had a monthly average revenue per unit (“ARPU”) of approximately $224 and $235 for the six months ended June 30, 2020 and for the year ended December 31, 2019, respectively. Our primary Marketing Services offerings include:
•	Print Yellow Pages. Print marketing solutions through our owned and operated Print Yellow Pages (“PYPs”), which carry “The Real Yellow Pages” tagline;
•	Internet Yellow Pages. Digital marketing solutions through our proprietary Internet Yellow Pages (“IYPs”), including Yellowpages.com, Superpages.com and Dexknows.com;
•	Search Engine Marketing. Search engine marketing (“SEM”) solutions that deliver business leads from Google, Yahoo!, Bing, Yelp and other major engines and directories; and
•
Other Digital Media Solutions. Other digital media solutions, which include stand-alone websites, online display and social advertising, online presence and video and search engine optimization (“SEO”) tools.

The table below presents revenues for our Marketing Services solutions:
	Six Months Ended June 30,		Years Ended December 31,
	2020	2019	2019	2018	2017
	(in thousands) (unaudited)		(in thousands)
Marketing Services
PYP	$276,547	$331,121	$605,952	$798,838	$542,745
IYP	144,267	175,592	339,416	379,687	259,526
SEM	90,659	122,443	232,345	328,814	288,161
Other	47,576	63,122	115,082	152,447	152,582
Total Marketing Services	$559,049	$692,278	$1,292,795	$1,659,786	$1,243,014

SaaS
Our SaaS segment is comprised of Thryv® (our “Thryv platform”), our SMB end-to-end customer experience platform, Thryv Leads® (“Thryv Leads”), our integrated lead management solution, and add-ons that help our clients manage their day-to-day operations. Our SaaS segment generated $63.1 million, or 10.1%, and $128.6 million, or 9.0% of consolidated total revenues for the six months ended June 30, 2020, and for the year ended December 31, 2019, respectively. We launched our Thryv platform in 2015, and as of June 30, 2020, we had approximately 44,000 total SaaS clients. We had a monthly ARPU of approximately $236 and $219 for the six months ended June 30, 2020 and for the year ended December 31, 2019, respectively. Our primary SaaS offerings include:
•
Thryv®, our Thryv platform, is our flagship SMB end-to-end customer experience platform. It helps small businesses and franchises “get the job, manage the job, and get credit” for their jobs. It includes capabilities such as customer relationship management (“CRM”), omni-channel email and text marketing automation, scheduling and appointment management, estimating, invoicing, payments, social media management, reputation management and centralized customer communication.

•
Thryv Leads® and add-ons. Thryv Leads is our integrated lead management solution, and we offer a range of add-ons that can be purchased in conjunction with our Thryv platform including, but not limited to, website development, SEO tools, and a console that facilitates a franchisor’s oversight and management of day-to-day operations of multiple locations (“Hub by Thryv”).

The table below presents revenues for our SaaS offerings:
	Six Months Ended June 30,		Years Ended December 31,
	2020	2019	2019	2018	2017
	(in thousands) (unaudited)		(in thousands)
SaaS
Thryv platform	$45,194	$50,048	$96,405	$111,875	$72,755
Thryv Leads and add-ons	17,939	14,802	32,174	12,740	2,397
Total SaaS	$63,133	$64,850	$128,579	$ 124,615	$ 75,152
Integration of Marketing Services and SaaS
Our expertise in delivering solutions for our client base is rooted in our deep history of serving SMBs. We have worked for decades in our local communities, providing marketing solutions to SMBs. We found that SMBs need technology solutions to communicate with the large portion of consumers who now do business via their smartphones. We launched our SaaS business in 2015 to provide SMBs with the resources to compete for today’s mobile consumers. In 2020, SMB demand for integrated technology solutions continues to grow as SMBs adapt their business and service model to facilitate remote working and contact-less customer interactions. This trend has accelerated from March 2020 onwards.
In 2019, we delivered more than 67 million PYP directories to strategically targeted American homes whose demographics indicate a higher propensity to use print marketing solutions. In 2019, our PYP, IYP, SaaS and other lead generation solutions delivered more than 76 million consumer business leads to SMBs nationwide. In addition, in 2019, we generated approximately 4.4 billion U.S. consumer references to, or views of, our PYP and IYP sites and IYP partner sites.
We reach our clients utilizing a multi-channel sales approach that allows us to meet market demand through an extensive inside and outside sales force, channel partners and targeted digital campaigns. Our nationwide field sales force allows us to have local and virtual interactions with SMB clients, which differentiates us from competitors.
While we believe we derive a competitive advantage from our industry experience, sizable salesforce, and Thryv platform, existing and potential SMBs have choices when selecting SaaS solutions. Numerous niche cloud-based tools are available for SMBs to self-provision online, and other providers market competing end-to-end solutions. Because the cost of entry into the SaaS space is relatively low, new entrants continue to emerge. Although we believe many of these solutions lack a comprehensive set of features and offer less onboarding and customer support, SMBs may opt for less expensive solutions or for a package of solutions provided by less experienced entrants at a lower cost. See “Risk Factors — We face significant competition for our Marketing Services solutions and SaaS offerings, which may harm our ability to add new clients, retain existing clients and grow our business. Competitors include companies who use components of our SaaS offerings provided by third parties.”
Industry Background
The business environment in which our SMB clients operate has undergone a dramatic transformation due to technology improvements that put the consumer more than ever in charge of how, when, and where they do business. We believe the current business environment has resulted in significant challenges for our SMB client base:
•
Rising Expectations of the Digital Consumer. Consumers have grown accustomed to sophisticated web platforms and mobile applications that deliver modern solutions. Large enterprises have optimized experiences such as one-click e-commerce, instant ride-sharing, and food delivery applications. Many SMBs are challenged to create these “frictionless” customer experiences by themselves.

•
Increasingly Fragmented Consumer Marketplace. As a growing majority of consumers turn to digital platforms and applications for information, SMBs face challenges in finding ways to connect with their customers. Meanwhile, a subset of consumers still prefers traditional forms of media, such as print. We believe it is increasingly difficult for SMBs to target both of these consumer segments with a coherent strategy.

•
Businesses Are Challenged to Determine Which Advertising Is Effective. The old John Wanamaker adage, “Half the money I spend on advertising is wasted; the trouble is, I don’t know which half,” is still true. We believe the print and digital advertising choices for SMBs have become overwhelming and that many SMBs benefit from assistance in identifying the most advantageous advertising medium.

Market Opportunity
In 2019, the SMB market in the United States included an estimated 30 million SMBs and an additional 770,000 fast-growing franchise establishments.
Marketing Services
In 2020, local advertising revenue in the U.S. market is forecast to be $144.3 billion annually, including all forms of advertising. Directory advertising and local digital advertising spending in the United States in 2020 are forecast to be $1.6 billion and $66.9 billion, respectively.
SaaS
In the U.S. market, our SaaS solutions are best suited to our total addressable market of SMBs with two to 50 employees, many of whom have outgrown manual processes, as well as franchise organizations with up to approximately 100 units or locations. We estimate SMBs with two to 50 employees represent nearly 8 million of the 30 million U.S. SMBs. The SMB market is an attractive target for sales of cloud-based tools because market penetration is still low, with 64% of SMBs still not subscribed to cloud software or services, and the increased need for SMBs to integrate technology solutions that facilitate a remote working environment and contact-less customer interactions.
Our Solutions
Comprehensive Marketing Services Offering
We have a full portfolio of marketing solutions for SMBs, including PYP, IYP, SEM, SEO, websites, and video advertising. This enables SMBs to craft a comprehensive marketing strategy with us as the one-stop provider. For example, PYP provides value to SMBs seeking to reach consumers who prefer traditional forms of print media, IYP helps efficiently position a client’s business on well-trafficked online directories, and SEM allows SMBs to generate customer traffic directly with ads on Google and other search engines.

Leading Presence in Print Advertising
As the largest publisher of print directories in the United States, we provide clients with insights into how traditional media can reach and advertise to a large segment of the consumer population. In the United States, PYP users tend to be over 55 years of age, more affluent and more likely to own a single–family home, resulting in higher sales conversion rates for our SMB clients.
Enables SMBs to Deliver Customer Experiences That We View as Best-in-Class within One Platform
Our Thryv platform delivers many features relevant to SMB needs, including CRM, omni-channel email and text marketing automation, scheduling and appointment management, estimating, invoicing, payments, social media management, reputation management and centralized customer communication.
Dynamic Tracking and Access to Unparalleled SMB Data
The effectiveness of each of our solutions can be measured with tracking software that enables SMBs to easily analyze the performance of their ad campaigns. We examine operational measures from various sources that help us understand how a client’s marketing services program is working and use these to monitor their effectiveness and performance. As a result, we give SMBs actionable insights to attract and retain new customers.
Optimizes Advertising Budgets and Business Leads Generation
Our Thryv Leads solution recommends an appropriate dollar budget for each SMB based on its business vertical and market geography. Thryv Leads chooses the optimal mix of advertising solutions for each SMB by using machine learning capabilities to generate a tailored solution for each of our clients. Thryv Leads then automatically injects resulting business leads into the SMB’s CRM system, while also enriching the basic consumer information with additional data. SMBs are then able to contact and engage new and existing customers.
Our Strengths
Deep Expertise in the SMB Marketspace
Our deep understanding of SMBs is founded on our decades of experience in the SMB marketspace. Many of our operations personnel, customer service team, marketing team, sales people and executives have been working with SMBs for decades. They have strong client relationships and a deep understanding of how our clients use our solutions, which has allowed us to continue serving our clients effectively through virtual interactions during the COVID-19 pandemic.
Strong Integrated SaaS Solution
Our product team works in partnership with, third-party developers whom we view as best-in-class in the SMB space to deliver a platform that we believe exceeds the expectations of SMB clients. The result is a platform architecture that gives us a highly competitive SaaS solution with significant flexibility and scalability. Furthermore, we believe that we are the only SaaS player of scale focused on SMBs that offers a business leads-based solution integrated into a cloud-based platform.
Multi-Channel Go-to-Market Approach Including an Extensive Sales Force
Our go-to-market approach includes a nationwide field sales force, a telephone-based sales force, agency resellers, other channel partners and marketing campaigns that drive significant inbound sales orders for our solutions. We believe, in particular, that our on-the-ground presence of approximately 1,036 and 1,355 sales people, as of June 30, 2020 and December 31, 2019, respectively, in local communities and telephone centers across the United States differentiates us from our competitors. Many SMBs have decades-long relationships with their sales representative, who can effectively communicate the benefits of our solutions in person, virtually or by telephone. Our long-standing relationships have allowed us to continue to effectively serve our clients via virtual interactions during the COVID-19 pandemic as in-person interactions have been limited.

Favorable Cost Structure
We believe we have a highly variable cost structure. In our Marketing Services segment, the relatively predictable demand of our PYP business and our cost management strategy have historically resulted in strong profits for the segment. On the cost side, we rely on third-party printers and cost–effective long-term paper, printing and directory distribution contracts. In our digital marketing solutions, we utilize a variety of platforms, including low-cost search providers, which only charge us on a per-click basis. In our SaaS segment, we have purposefully built the business to minimize fixed costs through our flexible contract terms with our third-party service providers, which resulted in favorable profitability for the segment during the six months ended June 30, 2020 and the year ended December 31, 2019.
Strong Cash Flow and Operating Performance
We have historically generated significant cash flow as a result of our strong operating performance, variable cost structure, limited capital expenditures and relatively low working capital needs. We reported net income of $39.6 million and $37.8 million for the six months ended June 30, 2020 and 2019, respectively. We reported net income of $35.5 million, $52.3 million and net loss of $171.3 million for the years ended December 31, 2019, 2018 and 2017, respectively. We had adjusted EBITDA of $230.9 million and $260.8 million for the six months ended June 30, 2020 and 2019, respectively. We had Adjusted EBITDA of $481.6 million, $557.7 million and $259.5 million for the years ended December 31, 2019, 2018 and 2017, respectively. We generated $97.9 million and $123.5 million of operating cash flow, and $84.9 million and $117.6 million of Free Cash Flow, during the six months ended June 30, 2020 and 2019, respectively. We generated $270.6 million, $347.1 million and $240.8 million of operating cash flow and $244.5 million, $319.6 million and $220.8 million of Free Cash Flow for the years ended December 31, 2019, 2018 and 2017, respectively.
Experienced Management Team
Our management team has decades of experience helping SMBs. Our CEO, Mr. Joseph A. Walsh, launched his first yellow pages company, Independent Yellow Pages Publishing, as an entrepreneur, in the early 1980s. In 1993, he became CEO of Yellowbook, Inc., which grew from a regional business in the Northeast to a successful national company, and which was later acquired by a multinational media company, British Telecom. Our management team has transformed the Company by generating profitability and cash flow, while investing in our SaaS solutions and creating a vibrant, technology-driven culture. On average, our management team has 30 years of experience in the SMB marketing industry and possesses expertise in a broad range of relevant disciplines.
Our Strategy
Continuous Innovation Drives Retention and Growth
In our Marketing Services business, we continue to improve the value of our solutions and leverage our extensive sales force to drive retention of clients. For example, in our PYP business, we have simplified ad pricing, added colorful new local covers and modified book formatting to make the books more useful and readable. Additionally, we increasingly renew digital (non-print) accounts through an automated process. In our SEM business, we have improved our bidding process, launched new features and boosted traffic from distribution partner sites. In our SaaS business, we continue to improve our Thryv platform by analyzing user behavior and client requests in order to expand the feature set and interoperability with other popular cloud-based tools. We continue to improve Thryv Leads, which uses machine learning capability to optimize the placement of the SMBs’ ads and help SMBs reduce their costs.
Transition into SaaS
Our current executive team came onboard in 2014 with a plan to expand beyond the legacy Marketing Services segment into the SaaS segment. Our plan has been, and continues to be, to develop and grow our SaaS segment to better help SMBs manage their businesses, while continuing to maintain profitability within our Marketing Services segment, which drives new customers leads to our clients. We have selectively utilized a portion of the cash generated from our profitable Marketing Services segment to support initiatives in our evolving SaaS segment, which has represented an increasing percentage of total revenue since launch. The SaaS segment became profitable during 2019.

Leverage Our Nationwide Scale and Extensive Sales Force
We have one of the largest SMB-focused sales forces in the country within the marketing solutions and SaaS space, which we utilize to attract and manage our clients. We leverage our sales force to introduce our SaaS solutions to new prospects and existing Marketing Services clients in local and virtual meetings. As of June 30, 2020, our efforts led to 63% of our new SaaS clients originating from our Marketing Services segment. SMB demand for SaaS solutions continues to grow as SMBs increase their remote working capabilities and contact-less customer interactions due to the COVID-19 pandemic.
Actively Manage Shift in Marketing Services Revenue Mix to Maintain Profitability
We continue to manage our Marketing Services offerings, some of which are in secular decline, notably print, in order to maximize profitability and extend the life of these solutions. Our cost management strategy includes the utilization of third-party printers and cost-effective long-term paper, printing and directory distribution contracts.
Continued Cash Flow Generation and Selected Capital Allocation
We remain highly focused on methodically managing our assets, maintaining a highly variable cost structure and building our SaaS business in a way to continue to position us to generate significant cash flow. We believe that our cash flow generation and strategic capital allocation will enable us to continue to reduce debt and pursue acquisitions to create value for our stockholders. We will continue to employ a disciplined financial policy that maintains our financial strength and favorable cost structure.
Opportunistic Acquisitions to Drive Synergy
The Company has experience executing accretive acquisitions in the industry. We are well-positioned to continue this strategy to leverage our platform and scale in our industry. Historically, as a result of our acquisitions, we have realized significant cost synergies and obtained new clients that also bought our SaaS solutions. For example, in 2017, in a single transaction, we acquired YP Holdings LLC and Print Media Holdings LLC (the “YP Acquisition”), a leading marketing solutions and search platform provider and publisher of The Real Yellow Pages and Yellowpages.com, which ultimately resulted in significant cost savings and more than 20,000 new SaaS customers.
International Growth
We are looking to expand into international markets, which we view as a large opportunity for growth. In August 2020, we launched our first international SaaS reseller pilot, a joint initiative with the leading yellow pages player in the Caribbean, and we recently signed our second SaaS franchise client, a home services company with operations in the U.S. and Canada. We intend to penetrate international markets either through acquisition, re-seller agreements or other commercial arrangements. Internationally, there are approximately 35 million SMBs in our target market.
Our Financial Sponsor
Mudrick Capital was founded in 2009 to focus on investment opportunities in distressed credit and post-restructured equities. As of June 30, 2020, Mudrick Capital managed approximately $2.3 billion, primarily for institutional clients such as pension funds, endowments, foundations, insurance companies, family offices, funds of funds and high net worth individuals.
Funds managed by Mudrick Capital own more than 50% of the voting power of our outstanding common stock. Therefore, we are a “controlled company” within the meaning of the corporate governance standards of Nasdaq, on which we intend to apply to list our shares of common stock. As a result, Mudrick Capital will be able to exercise significant voting influence over fundamental and significant corporate matters and transactions. As a Registered Stockholder, Mudrick Capital may, from time to time, sell shares of common stock, which could impact its voting influence and our status as a “controlled company” within the meaning of the corporate governance standards of Nasdaq. See “Risk Factors — Risks Related to Ownership of Our Common Stock” and “Principal and Registered Stockholders.”

Risks Associated with our Business and Owning Our Common Stock
Our business and owning our common stock are subject to numerous risks and uncertainties, including those highlighted in “Risk Factors.” These risks include, but are not limited to, the following:
•
your ability to sell your common stock at or above the price you bought them for due to (i) our listing not having the same safeguards as an underwritten initial public offering, which may result in the public price of our shares of common stock being volatile and declining significantly and rapidly upon listing, or (ii) the failure of an active, liquid, and orderly market for our shares of common stock to develop or be sustained;

•
none of our stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Following our listing, sales of substantial amounts of our common stock in the public markets or the perception that sales might occur, could cause the market price of our common stock to decline;

•	significant competition for our Marketing Services solutions and SaaS offerings which include companies who use components of our SaaS offerings provided by third parties;
•	we may not maintain profitability;
•	we may not manage our growth effectively;
•	we may not be able to transition our Marketing Services clients to our Thryv platform, sell our platform into new markets or further penetrate existing markets;
•
the effect of COVID-19 (as defined below) on our business, including the measures to reduce its spread, and the impact on the economy and demand for our services, which may precipitate or exacerbate other risks and uncertainties;

•	we may not maintain our strategic relationships with third-party service providers;
•	internet search engines and portals potentially terminating or materially altering their agreements with us;
•	we may not keep pace with rapid technological changes and evolving industry standards;
•	our SMB clients potentially opting not to renew their agreements with us or renewing at lower spend;
•	potential system interruptions or failures, including cyber-security breaches, identity theft, data loss, unauthorized access to data or other disruptions that could compromise our information;
•	our potential failure in identifying and acquiring suitable acquisition candidates; and
•	the potential loss of one or more key employees or our inability to attract and to retain highly skilled employees.
For a discussion of these and other risks you should consider before making an investment in our common stock, see “Risk Factors.”
Corporate History and Information
We were incorporated in Delaware on August 17, 2012 as Newdex, Inc. On April 30, 2013, we merged with Dex One Corporation and SuperMedia LLC and changed our name to Dex Media, Inc. On December 30, 2016, we changed our name to Dex Media Holdings, Inc.
The common stock of our predecessor, Dex Media, Inc., traded on the Nasdaq Global Select Market under the symbol “DXM” and was delisted in January 2016. Dex Media, Inc. declared bankruptcy in 2016 to restructure its balance sheet (the “Restructuring”) and emerged three months later using a prepackaged plan. As a result of the Restructuring, Dex Media, Inc.’s debt was reduced by approximately $1.8 billion and former lenders, including funds and accounts managed by Mudrick Capital, Paulson & Co. Inc. (“Paulson”), Ares Management LLC and their respective affiliates, who were members of the steering committee of the ad hoc group of Dex Media, Inc.’s lenders, obtained ownership of 100% of the common stock of the reorganized Dex Media, Inc., subject to dilution from a management incentive plan, and $600 million of loans under the reorganized Dex Media, Inc.’s new credit agreement (the “Original Term Facility”). Dex Media, Inc. was renamed Dex Media Holdings, Inc. in December 2016.
On June 30, 2017, in a single transaction, we completed the YP Acquisition and began operating as DexYP. In order to finance the YP Acquisition, we amended our Original Term Facility on June 30, 2017 and increased our borrowings thereunder by $550.0 million. Affiliates of Mudrick Capital, Paulson and GoldenTree Asset Management LP (“GoldenTree”), each of which beneficially owned more than 5% of our common stock at the time of the amendment, were lenders pursuant to the amendment. We subsequently amended and restated our Original Term Facility by entering into an amended and restated credit agreement, dated December 31, 2018 (the “Term Loan Agreement”). As of June 30, 2020, we had $544.1 million principal amount outstanding (net of debt issuance costs of $0.5 million) under our senior secured term loan facility (the “Senior Term Loan”) and $114.5 million amount outstanding and $64.9 million available borrowing capacity under our senior secured asset-based revolving credit facility (the “ABL Facility” and, together with the Senior Term Loan, the “Senior Credit Facilities”). See “Description of Material Indebtedness — Senior Credit Facilities.”
In July 2019, we renamed the company Thryv Holdings, Inc. to reflect our focus on our SaaS solutions.
Our principal executive offices are located at 2200 West Airfield Drive, P.O. Box 619810, DFW Airport, TX, 75261, and our main telephone number is (972) 453-7000. Our corporate website address is www.corporate.thryv.com. Our website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this prospectus. You should not rely on any such information in making your decision whether to purchase our common stock.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA
The following tables set forth our summary historical consolidated financial data for the periods and as of the dates indicated. We derived the consolidated statements of operations data for the years ended December 31, 2019, 2018 and 2017 and the consolidated balance sheet data as of December 31, 2019 and 2018 from our audited annual consolidated financial statements and related notes thereto included elsewhere in this prospectus. We derived the consolidated statements of operations data for the six months ended June 30, 2020 and 2019 and the consolidated balance sheet data as of June 30, 2020 from our unaudited interim condensed consolidated financial statements and related notes thereto included elsewhere in this prospectus.
Our historical results are not necessarily indicative of future net income (loss). The information set forth below should be read in conjunction with the “Selected Historical Consolidated Financial Data and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization,” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.
Consolidated Statements of Operations Data:
	Six Months Ended June 30,		Years Ended December 31,
	2020(1)(2)	2019(1)(2)	2019(1)(2)	2018(1)(2)	2017(2)
	(in thousands, except share and per share data)		(in thousands, except share and per share data)
	(unaudited)
Revenue	$622,182	$757,128	$1,421,374	$1,784,401	$1,318,166
Operating expenses:
Cost of services (exclusive of depreciation and amortization)	191,594	255,285	476,355	647,288	553,293
Sales and marketing	141,164	182,913	352,740	469,238	370,548
General and administrative	82,547	96,375	179,956	238,554	223,887
Depreciation and amortization	75,429	104,814	206,270	266,975	301,435
Impairment charges(3)	18,230	4,999	—	—	—
Total operating expenses	508,964	644,386	1,215,321	1,622,055	1,449,163

Operating income (loss)	113,218	112,742	206,053	162,346	(130,997)
Other income (expense):
Interest expense	(37,942)	(47,402)	(92,951)	(82,697)	(67,815)
Other components of net periodic pension costs	(1,137)	(3,686)	(53,161)	(516)	(40,804)
(Loss) gain on early extinguishment of debt	—	(6,375)	(6,375)	(18,375)	751
Income (loss) before (provision) benefit for income taxes	74,139	55,279	53,566	60,758	(238,865)
(Provision) benefit for income taxes	(34,573)	(17,450)	(18,062)	(8,487)	67,541
Net income (loss)	$39,566	$37,829	$35,504	$52,271	$(171,324)
Net income (loss) per common share:
Basic	$1.24	$0.78	$0.87	$0.91	$(3.04)
Diluted	$1.15	$0.74	$0.82	$0.88	$(3.04)
Weighted-average shares used in computing basic and diluted net income (loss) per common share:
Basic	32,007,114	48,332,797	40,845,128	57,331,622	56,436,681
Diluted	34,414,996	51,307,184	43,465,998	59,631,195	56,436,681

Other Financial Data:
	Six Months Ended June 30,		Years Ended December 31,
	2020(1)(2)	2019(1)(2)	2019(1)(2)	2018(1)(2)	2017(2)
	(in thousands)
Other Financial Data:
Adjusted EBITDA(4)	$230,914	$260,788	$481,633	$557,705	$259,547
Free Cash Flow(4)	84,896	117,586	244,534	319,632	220,801
Consolidated Balance Sheet Data:
	As of June 30,	As of December 31,
	2020(1)(2)	2019(1)(2)	2018(1)(2)
	(in thousands) (unaudited)	(in thousands)
Cash and cash equivalents	$1,589	$1,912	$34,169
Adjusted working capital(5)	195,384	221,128	321,714
Total assets(6)	1,300,716	1,388,292	1,653,488
Long-term debt obligations	658,562	714,392	545,861
Financing obligations	55,849	56,117	57,343
Total liabilities(6)	1,264,216	1,361,032	1,225,148
Total stockholders’ equity	36,500	27,260	428,340
(1)
The Company’s operating results and financial position for the years ended December 31, 2019 and 2018 were impacted by the adoption of Accounting Standards Codification 606, Revenue from Contracts with Customers, (“ASC 606”). The Company used the modified retrospective method of adoption. Results for reporting periods beginning January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with the historical accounting guidance under Accounting Standards Codification 605, Revenue Recognition, (“ASC 605”). The adoption of ASC 606 resulted in a decrease to revenues of $8.6 million for the year ended December 31, 2018. See Note 1, Description of Business and Summary of Significant Accounting Policies, and Note 2, Revenue Recognition, to our audited annual consolidated financial statements included elsewhere in this prospectus for more information. Results for the six months ended June 30, 2020 and 2019 were both presented under ASC 606.

(2)
The Company’s operating results for the six months ended June 30, 2020 and 2019, and for the years ended December 31, 2019, 2018 and 2017 are impacted by the YP Acquisition, which occurred on June 30, 2017. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In addition, see Note 3, Acquisitions, to our audited annual consolidated financial statements included elsewhere in this prospectus for more information.

(3)
Impairment charges recorded during the six months ended June 30, 2020 are the result of the Company closing certain office buildings in response to their “Remote First” plan, announced on June 23, 2020. “Remote First” means the majority of the workforce will continue to operate in a remote working environment indefinitely. Impairment charges of $5.0 million recorded during the six months ended June 30, 2019 are due to consolidating operations at certain locations. Impairment charges of $5.7 million for the year ended December 31, 2019, which are reflected in General and administrative expense, are also due to consolidating operations at certain locations. There were no impairment charges recorded for the years ended December 31, 2018 or 2017.

(4)
Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures. We define Adjusted EBITDA as Net income (loss) plus Interest expense, Provision (benefit) for income taxes, Depreciation and amortization expense, Loss (gain) on early extinguishment of debt, Restructuring and integration charges, Stock-based compensation expense, Impairment charges and non-operating expenses, such as, Other components of net periodic pension cost, Non-cash loss (gain) from remeasurement of indemnification asset and certain unusual and non-recurring charges that might have been incurred. We define Free Cash Flow as Net cash provided by operating activities less cash expenditures for additions to fixed assets and capitalized software. For a discussion of Adjusted EBITDA and Free Cash Flow, please refer to “Non-GAAP Financial Measures” and “Selected Historical Consolidated Financial Data and Other Data – Non-GAAP Financial Measures,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following is the reconciliation of Adjusted EBITDA to its most directly comparable GAAP measure, net income:

	Six Months Ended June 30,		Years Ended December 31,
	2020	2019	2019	2018	2017
	(in thousands)
Reconciliation of Adjusted EBITDA
Net income (loss)	$ 39,566	$ 37,829	$ 35,504	$ 52,271	$ (171,324)
Interest expense	37,942	47,402	92,951	82,697	67,815
Provision (benefit) for income taxes	34,573	17,450	18,062	8,487	(67,541)
Depreciation and amortization expense	75,429	104,814	206,270	266,975	301,435
Loss (gain) on early extinguishment of debt	—	6,375	6,375	18,375	(751)
Restructuring and integration charges(a)	17,192	22,904	45,960	87,307	65,645
Transaction costs(b)	9,766	—	6,081	—	—
Stock-based compensation expense(c)	(5,484)	14,399	14,119	39,604	23,364
Other components of net periodic pension cost(d)	1,137	3,686	53,161	516	40,804
Non-cash loss (gain) from remeasurement of indemnification asset(e)	4,418	910	4,093	(9,518)	(6,191)
Impairment charges(f)	18,230	4,999	—	—	—
Other(g)	(1,855)	20	(943)	10,991	6,291
Adjusted EBITDA	$ 230,914	$ 260,788	$481,633	$557,705	$259,547

(a)
For the six months ended June 30, 2019, and for the years ended December 31, 2019, 2018 and 2017, restructuring and integration charges include severance benefits, facility exit costs, system consolidation and integration costs, and professional consulting and advisory services costs related to the YP Acquisition. The restructuring and integration efforts associated with the YP Acquisition were completed as of December 31, 2019. See Note 6 and Note 4, Restructuring and Integration Expenses, to our audited annual consolidated financial statements and unaudited interim condensed consolidated financial statements, respectively, included elsewhere in this prospectus. For the six months ended June 30, 2020, expenses relate to periodic efforts to enhance efficiencies and reduce costs, and include severance benefits, loss on disposal of fixed assets and capitalized software, and costs associated with abandoned facilities and system consolidation. A portion of the severance benefits, amounting to $5.0 million, resulted from COVID-19. For further detail on severance benefits, see Note 6, Accrued Liabilities, to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

(b)	Expenses related to the direct listing and other transaction costs.
(c)
The Company records stock-based compensation expense related to the amortization of grant date fair value of the Company’s liability classified stock-based compensation awards. Additionally, stock-based compensation expense includes the remeasurement of these awards at each period end. See Note 3, Fair Value Measurements, to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

(d)
Other components of net periodic pension cost is from our non-contributory defined benefit pension plans that are currently frozen and incur no additional service costs. The most significant component of other components of net periodic pension cost relates to the annual mark to market pension remeasurement. The Company recorded a remeasurement loss of $0.7 million for the six months ended June 30, 2020. No remeasurement losses were recorded for the six months ended June 30, 2019. The Company recorded a remeasurement loss of $45.4 million during the year ended December 31, 2019, a remeasurement gain of $3.5 million during the year ended December 31, 2018 and a remeasurement loss of $40.3 million during the year ended December 31, 2017. See Note 12 and Note 8, Pensions, to our audited annual consolidated financial statements and unaudited interim condensed consolidated financial statements, respectively, included elsewhere in this prospectus for more information.

(e)
In connection with the YP Acquisition, the seller provided the Company indemnity for future potential losses associated with certain federal and state tax positions taken in tax returns filed by the seller prior to the Acquisition Date. The indemnity covers potential losses in excess of $8.0 million and is capped at an amount equal to the lesser of the uncertain tax position (“UTP”) liability or the current fair value of the 1,804,715 shares of the Company's common stock issued to the seller as part of the purchase consideration (the “Shares”). See Note 3, Acquisitions, to our audited annual consolidated financial statements included elsewhere in this prospectus for more information.

(f)
Impairment charges recorded during the six months ended June 30, 2020 are due to the Company closing certain office buildings as part of becoming a “Remote First” company. Impairment charges of $5.0 million and $5.7 million recorded during the six months ended June 30, 2019 and the year ended December 31, 2019, respectively, are due to consolidating operations at certain locations and are included in Restructuring and integration charges in the statement of operations. There were no impairment charges recorded for the years ended December 31, 2018 or 2017.

(g)	Other primarily includes expenses related to potential non-income based tax liabilities.
The following is the reconciliation of Free Cash Flow to its most directly comparable GAAP measure, Net cash provided by operating activities:
	Six Months Ended June 30,		Years Ended December 31,
	2020	2019	2019	2018	2017
	(in thousands)
Reconciliation of Free Cash Flow
Net cash provided by operating activities	$ 97,871	$ 123,542	$ 270,599	$ 347,061	$ 240,793
Cash expenditures for additions to fixed assets and capitalized software	(12,975)	(5,956)	(26,065)	(27,429)	(19,992)
Free Cash Flow	$84,896	$117,586	$244,534	$319,632	$220,801
(5)	Adjusted working capital is defined as current assets minus current liabilities excluding current maturities of long-term debt obligations, as applicable.
(6)
The Company’s financial position for the six months ended June 30, 2020 and 2019, and for the year ended December 31, 2019 were impacted by the adoption of Accounting Standards Codification 842, Leases (“ASC 842”). The Company used the modified retrospective method of adoption. For reporting periods beginning January 1, 2019, leases are presented under ASC 842, while prior period amounts are not adjusted and continue to be reported in accordance with the historical accounting guidance under Accounting Standards Codification 840, Leases (“ASC 840”). As of December 31, 2019, the consolidated balance sheet included an operating lease liability of $38.4 million and right-of-use assets of $39.0 million. As of June 30, 2020, the unaudited condensed consolidated balance sheet included an operating lease liability of $34.4 million and right-of-use assets of $23.3 million. See Note 1, Description of Business and Summary of Significant Accounting Policies to our audited annual consolidated financial statements and Note 10, Leases, to our audited annual consolidated financial statements included elsewhere in this prospectus for more information.

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information in this prospectus before purchasing our common stock. If any of the following risks occur, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.
Risks Related to Our Business and Industry
We face significant competition for our Marketing Services solutions and SaaS offerings, which may harm our ability to add new clients, retain existing clients and grow our business. Competitors include companies who use components of our SaaS offerings provided by third parties.
We face intense competition from other companies that offer marketing solutions and business management tools for the SMB market. Competition could significantly impede our ability to sell marketing solutions or subscriptions to our Thryv platform and add-ons on terms favorable to us. Our current and potential competitors may develop and market new technologies that render our existing or future products less competitive, or obsolete. In addition, if these competitors develop products with similar or superior functionality to our Thryv platform, we may need to decrease prices or accept less favorable terms for our platform subscriptions in order to remain competitive. If we are unable to maintain our pricing due to competitive pressures, our operating results will be negatively affected.
Our competitors include:
•	other print media companies;
•	cloud-based business automation providers;
•	email marketing software vendors;
•	sales force automation and CRM software vendors;
•	website builders and providers of other digital tools, including low cost, less experienced do-it-yourself providers;
•	marketing agencies and other providers of SEM, SEO, display and social advertising and other digital marketing services; and
•	large-scale SaaS enterprise suites who are moving down market and targeting SMBs.
In addition, instead of using our platform, some prospective clients may elect to combine disparate point applications, such as content management systems (“CMS”), marketing automation, CRM, billing and payments management, analytics and social media management. We also face competition from third parties who provide us components of our SaaS offerings. We may also face competition from others who reoffer or use such components in their SaaS solutions. There are lower barriers to entry for SaaS solutions, and we expect that new competitors, such as SaaS vendors that have traditionally focused on back-office functions, will develop and introduce applications serving customer-facing and other front-office functions. This development could have an adverse effect on our business, operating results and financial condition. In addition, sales force automation and CRM system vendors could acquire or develop applications that compete with our software offerings. Some of these companies have acquired social media marketing and other marketing software providers to integrate with their broader offerings.
We also face competition from search engines and portals as well as online directories, other business search sites and social media networks, some of which have entered into commercial agreements with us to provide support for our solutions. Our digital strategy may be adversely affected if major search engines or social media networks with which we currently have commercial agreements decide to more directly market advertising and SaaS business solutions to SMBs. Competing search engines also have the ability to alter their search algorithms, which could change the current flow of commercial search traffic away from our sites and our customers. If this occurs, we may not be able to compete effectively with these other companies, some of which have greater resources than we do.

Our current and potential competitors may have significantly more financial, technical, marketing and other resources than we have, and they may be able to devote greater resources to the development, promotion, sale and support of their products and services. Additionally, they may have more extensive customer bases, broader customer relationships, and greater name recognition. As a result, these competitors may respond faster to new technologies and undertake more extensive marketing campaigns for their products. In a few cases, these competitors may also be able to offer marketing and sales software at little or no additional cost by bundling it with their existing suite of applications. To the extent any of our competitors have existing relationships with potential clients for either business software or marketing solutions, those clients may be unwilling to purchase our platform because of their existing relationships with our competitor. If we are unable to compete effectively with such companies, the demand for our Marketing Services solutions and SaaS offerings could decline substantially.
In addition, if one or more of our competitors were to merge or partner with another of our competitors, our ability to compete effectively could be adversely affected. Our competitors may also establish or strengthen cooperative relationships with our current or future strategic distribution and technology partners or other parties with whom we have relationships, thereby limiting our ability to promote and implement our Thryv platform. We may not be able to compete successfully against current or future competitors, and competitive pressures may harm our business, operating results and financial condition.
We have agreements with several major internet search engines and search sites. The termination or material alteration of one or more of these agreements could adversely affect our business.
We have agreements with several internet search engines and search or directory websites providers, which makes our content easier for search engines to access and provides a greater response for our clients to general searches on the internet. Under the terms of the agreements with these search providers, we place our clients’ advertisements on major search engines and other third-party search and directory sites and print directories, which give us access to a higher volume of traffic than we could generate on our own, without relinquishing the client relationship. The search engines benefit from our outside and inside sales force and full-service capabilities for attracting and serving local advertisers that might not otherwise transact business with search engines. The other third-party directories and search sites benefit from our payment for traffic from their sites to our advertisers. The termination or material alteration of one or more of our agreements with major search engines or third-party providers could adversely affect our business.
Our Marketing Services business, which comprises a significant portion of our revenue, may decline at a rate faster than we anticipate, and we may not be able to successfully transition our Marketing Services clients to our Thryv platform in order to offset the decline in Marketing Services revenue with SaaS revenue.
Our growth strategy is focused on the growth and expansion of our SaaS offerings; however, a significant portion of our revenue continues to be derived from our Marketing Services segment.
Maintenance of our Marketing Services business requires investment, specifically with respect to compliance updates and security controls. If our investments are not sufficient to adequately update our Marketing Services business, such solutions may lose market acceptance, and we may face security vulnerabilities. In recent years, overall industry demand for print services has declined significantly, and we expect this trend to continue. In addition, we have marketed our SaaS offerings to our Marketing Services clients, and some of our Marketing Services clients have transitioned to our Thryv platform, but there is no guarantee that remaining Marketing Services clients will transition to our Thryv platform. If such Marketing Services clients do not transition, we may lose them in the future, or we may be required to make ongoing investments to serve a smaller pool of clients. If our revenue from our Marketing Services declines at a rate faster than anticipated, our necessary investments in Marketing Services may not be offset by revenue generated. Also, if we are not able to successfully convert a sufficient number of our Marketing Services clients to our SaaS offerings, or if the decline in our Marketing Services revenue continues to outpace our SaaS revenue growth, this could have a material adverse effect on our business, financial condition and results of operations.
If our SEO strategies fail to help our IYPs get discovered or our clients’ websites to get discovered in unpaid search results, our business could be adversely affected.
Our success depends in part on our ability to help our IYPs and our clients’ websites and contact information get discovered more easily in unpaid internet search results on search engines, such as Google, Yahoo! and Bing, among others. Algorithms are used by these search engines to determine search result listings and the order of such listings displayed in response to specific searches. Accordingly, our SEO efforts help our IYPs and our clients’ websites to be discovered more easily in organic search engine results, making it more likely that search engine users will visit these websites. However, there can be no assurance that our SEO efforts on behalf of our IYPs or our clients’ websites will succeed in improving the discoverability of this content. Google in particular is the most significant source of traffic to our IYPs and to our clients’ websites. Therefore, it is important for us to maintain an effective SEO strategy so that our IYPs, where our clients’ business profiles are found, and our SMB clients’ websites, maintain a prominent presence in results from Google search queries.
In addition, search engines frequently change the criteria that determine the order in which their search results are displayed, and our SEO efforts on behalf of our own sites and our clients’ sites will be unsuccessful if we do not effectively respond to those changes on a timely basis, or if the algorithm changes made by Google and other search engines make it harder for our IYPs or our clients’ websites to rank, reducing traffic flow. Therefore, if we are unable to respond effectively to changes made by search engine providers in their algorithms and other processes, our clients may experience substantial decreases in traffic to their profile pages on our IYPs and to their own websites. This may lead to a decrease in the perceived value of our products, which could result in our inability to acquire new clients, the loss of existing clients, a decrease in revenues and a material adverse effect on our results of operations.
Our growth strategy has focused on developing our SaaS segment, which has experienced recent revenue growth. If we fail to manage our growth effectively or if our strategy is not successful, we may be unable to execute our business plan, to maintain high levels of service, or to adequately address competitive challenges.
We have recently experienced growth in our operations related to our SaaS segment. While we have been successful in transitioning and cross-selling our SaaS solutions to our Marketing Services clients in the past, this success may not continue.
We plan to continue to invest in the infrastructure and support for our SaaS solutions while maintaining profitability in our Marketing Services business. The growth of our SaaS solutions placed, and future growth will place, a significant strain on our management, administrative, operational and financial infrastructure. In order to manage this growth effectively, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. Failure to effectively manage growth, or failure to achieve our growth strategy, could result in difficulty or delays in maintaining clients, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new features, or other operational difficulties; and any of these difficulties could have a material adverse effect on our business, financial condition and results of operations.
Adverse economic conditions may have a material adverse effect on our business, financial condition and results of operations.
Our business depends on the overall demand for marketing solutions, especially business management software by SMBs and on the economic health of our current and prospective clients. Past financial recessions have resulted in a significant weakening of the economy in North America and globally, the reduction in employment levels, a reduction in prevailing interest rates, more limited availability of credit, a reduction in business confidence and activity and other difficulties that may affect one or more of the industries to which we sell our Marketing Services solutions and SaaS offerings. In addition, there has been pressure to reduce government spending in the United States, and any tax increases and spending cuts at the federal level might reduce demand for our Marketing Services solutions and SaaS offerings from organizations that receive funding from the U.S. government and could negatively affect the U.S. economy, which could further reduce demand for our Marketing Services solutions and SaaS offerings.
Any of these events could have a material adverse effect on our business, financial condition and results of operations. In addition, there can be no assurance that spending levels for our Marketing Services solutions and SaaS offerings will increase following any recovery.
Public health epidemics or outbreaks may reduce or delay spending on day-to-day purchases, which could result in a reduction in the level of business conducted by our clients. As a result, our clients may reduce their spending on marketing services and business operations, which could have a material adverse effect on our business, financial condition and results of operations.
Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus, commonly referred to as COVID-19 (“COVID-19”), emerged in Wuhan, Hubei Province, China and has since spread, causing significant disruption to the global economy. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. Despite quarantining and adjustments of work schemes, our employees or staff could be affected by the coronavirus epidemic, and we may experience significant future disruptions to our business operations, which may adversely affect our service quality and thereby our business reputation. Certain states may also ban the solicitation for new clients during a public health epidemic which could result in our inability to acquire new clients. In addition, the continued spread and increasing impact of the coronavirus in the United States could adversely impact demand for our clients’ services or the level of business conducted by our clients. Such conditions could affect the rate of spending on our solutions and could adversely affect our clients’ ability or willingness to purchase our solutions; the timing of our current or prospective clients’ purchasing decisions; pressure for pricing discounts or extended payment terms; reductions in the amount or duration of clients’ subscription contracts; or increase client churn, all of which could adversely affect our future sales, operating results and overall financial performance. We have already implemented certain customer initiatives in response to the pandemic – for example, given that the economic consequences of the pandemic have been challenging for many of our customers and prospects, we have relaxed certain contractual billing terms for existing customers, provided incentives for new customers and are allowing customers to pause contractual services we provide and therefore defer contractual spending related to those services. If the pandemic has a continued and substantial impact on the ability of our clients to purchase our solutions, our results of operations and overall financial performance may be harmed.
In response to the pandemic, we have implemented a work from home policy, with the majority of our employees conducting their work outside of our physical offices. We currently intend to continue our work from home policy indefinitely, and we have taken steps to enable the majority of our employees to work from home permanently. It may be more difficult for us to manage and monitor our employees in remote settings and we may have to expend more management time and incur more costs to do so. Employees working from home may also face additional distractions that negatively affect their performance. If our employees are not able to effectively work remotely on a permanent basis, this may negatively impact our business, financial condition and results of operations. Our long-term work from home policy could also increase our cyber-security risk, create data accessibility concerns and make us more susceptible to communication disruptions, any of which could adversely impact our business operations.
At this point, the extent to which the pandemic may impact our financial condition or results of operations, including our long-range plan, is uncertain. Even after the COVID-19 pandemic has subsided, we may experience significant impacts to our business as a result of the economic impact of the COVID-19 pandemic, including any economic downturn or recession or other long-term effects that have occurred or may occur in the future.
Our growth depends in part on the success of our strategic relationships with third parties.
In order to grow our business, we anticipate that we will continue to depend on the continuation and expansion of relationships with vendors and other third parties. In our SaaS segment, such third parties include third-party service providers (i.e., software developers and hosting services), sales channel partners and technology and content providers. In our Marketing Services segment, we depend upon third parties to print, publish and distribute our directories. Identifying partners and negotiating and documenting relationships with them requires significant time and resources. In addition, the third parties we partner with may not perform as expected under our agreements, and we may have disagreements or disputes with such third parties, which could negatively affect our brand and reputation.
Additionally, we rely on the expansion of our relationships with our third-party providers as we enhance our service offerings. While some of our agreements with third parties include exclusivity provisions, we may lose the exclusivity or other protections we have in force due to our own performance or efforts by our competitors or business problems these third parties encounter. Typically, our agreements are non-exclusive and do not prohibit our third-party providers from working with our competitors.

If we are unsuccessful in establishing or maintaining our relationships with third-party service providers, our ability to compete in the marketplace or to grow our revenues could be impaired, which could have a material adverse effect on our business, financial condition and results of operations. Even if we are successful, we cannot assure you that these relationships will result in increased client usage of our Marketing Services solutions or SaaS offerings or increased revenues.
We rely on third-party service providers for many aspects of our business. If any of our third-party service providers experiences a disruption, goes out of business, experiences a decline in quality, or terminates its relationship with us, we could experience a material adverse effect on our business, financial condition or results of operations.
We rely on third-party service providers for many integral aspects of our business. A failure on the part of any of our third-party service providers to fulfill its contracts with us could result in a material adverse effect on our business, financial condition or results of operations. We depend on our third parties for many services, including, but not limited to:
Development and delivery of Thryv modules
We utilize third-party service providers for a variety of components and feature sets and related intellectual property underlying or incorporated in the Thryv platform. Additionally, we utilize third-party service providers for the development and maintenance of our Thryv platform, as well as hosting the Thryv platform itself through a third party’s relationship with a cloud services provider. We also rely on a third-party solution for order entry and monthly payment processing for Thryv orders. Any decline in the quality of, or delay in delivery of, modules or other software produced by such third-party service providers could result in reduced revenue, cause an increase in operational costs to switch providers, subject us to liability, or cause clients to fail or be unable to renew their subscriptions, any of which could materially adversely affect our business. Typically, our license agreements with third-party service providers are not exclusive and/or do not extend to all territories in which we may wish to do business in the future, and in certain cases, our third-party service providers have the right to distribute features developed for our Thryv platform in their own software offerings, which could adversely impact select functionality of our platform as well as adversely affect our business, our ability to compete with our competitors, and our ability to generate revenue. If our agreements with our third-party service providers expire or are terminated, we may face loss of functionality or costs associated with replacing the relevant technology. Such expiration or termination may also disrupt our business, leading to liability to customers or loss of business.
Upkeep of data centers
We host our consumer-facing internet sites, which are a major source of low-cost fulfillment traffic for our clients and serve most of our digital service clients from data centers operated by third-party providers, primarily Amazon Web Services. While we control and have access to our servers and all of the components of our network that are located in our external data centers, we do not control the operation of these facilities. The owners of our data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. These parties may also seek to cap their maximum contractual liability resulting in Thryv being financially responsible for losses caused by their actions or omissions. Additionally, we host our internal systems through data centers that we operate and lease or own through data centers that we operate and lease in Texas and Virginia. If we are unable to renew our agreements with our third-party providers or to renew our leases on commercially reasonable terms, or if one of our data center operators is acquired, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and possible service interruption in connection with any such transfer. Both our third-party data centers and data centers that we lease and operate are subject to break-ins, sabotage, intentional acts of vandalism and other misconduct. Any such acts could result in a breach of the security of our or our clients’ data.
Problems faced by our third-party data center locations, with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of our clients. We have periodically experienced service disruptions in the past, and we cannot assure you that we will not experience interruptions or delays in our service in the future. Our third-party data centers’ operators could also decide to close their facilities without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by our third-party data center operators or any of the third-party service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict. Additionally, if our data centers are unable to keep up with our growing needs for capacity, this could adversely affect the growth of our business. While the Company does maintain both redundancy and disaster recovery protocols, any changes in third-party service levels at our data centers or any security breaches, errors, defects, disruptions, or other performance problems with our Thryv platform and add-ons could adversely affect our reputation, damage our clients’ stored files, result in lengthy interruptions in our services, or otherwise result in damage or losses to our clients for which they may seek compensation from us. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the data center services we use. Interruptions in our services might reduce our revenues, cause us to issue refunds to clients for prepaid and unused subscription services, subject us to potential liability, or adversely affect our renewals.
Monitoring of changes to applicable laws
We and our third-party providers must monitor for any changes or updates in laws that are applicable to the solutions that we or our third-party providers provide to our clients. In addition, we are reliant on our third-party providers to modify the solutions that they provide to our clients to enable our clients to comply with changes to such laws and regulations. If our third-party providers fail to reflect changes or updates in applicable laws in the solutions that they provide to our clients in a timely manner, we could be subject to negative client experiences, harm to our reputation, loss of clients, claims for any fines, penalties or other damages suffered by our clients and other financial harm.
Printing of directories
In our Marketing Services segment, we depend on third parties to supply paper and to print, publish and distribute our directories. In connection with these services, we rely on the systems and services of our third-party service providers, their ability to perform key functions on our behalf in a timely manner and in accordance with agreed levels of service and their ability to attract and retain sufficient qualified personnel to perform services on our behalf. There are a limited number of these providers with sufficient scale to meet our needs. A failure in the systems of one of our key third-party service providers, or their inability to perform in accordance with the terms of our contracts or to retain sufficient qualified personnel, could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flow. If we were to lose the services of any of our key third-party providers, we would be required to hire and train sufficient personnel to perform these services or to find an alternative service provider. In some cases, it would be impractical for us to perform these functions, including the printing of our directories. In the event we were required to perform any of the services that we currently outsource, it is unlikely that we would be able to perform them without incurring additional costs. A failure on the part of any of our third-party service providers could result in a material adverse effect on our business, financial condition and results of operations.
If we, or our third-party providers, do not keep pace with rapid technological changes and evolving industry standards, we may not be able to remain competitive, and the demand for our services may decline.
The markets in which we operate, particularly in our SaaS segment, are characterized by the following factors:
•	changes due to rapid technological advances;
•	additional qualification requirements related to technological challenges; and
•	evolving industry standards and changes in the regulatory and legislative environment.
Our future success will depend upon our ability to anticipate and to adapt to changes in technology and industry standards and to effectively develop, to introduce, to market and to gain broad acceptance of new product and service enhancements incorporating the latest technological advancements. Furthermore, we depend on our third-party providers to also keep pace with rapid technological changes and evolving industry standards. If our third-party providers are unable to adapt to technological changes, this could also have a material adverse effect on our ability to retain or increase our client subscription base or cause us to incur additional operational costs involved with switching third-party providers.
If our competitors’ products, services, or technologies become more accepted than our Thryv platform and add-ons, if they are successful in bringing their products or services to market earlier than ours, or if their products or services are more technologically capable than ours, it could have a material adverse effect on our business, financial condition and results of operations. Our competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their product offerings or resources. In addition, some of our competitors may offer their products and services at a lower price. If we are unable to achieve our target pricing levels or if we experience significant pricing pressures, it could have a material adverse effect on our business, financial condition and results of operations.
If we do not or cannot maintain the compatibility of our Thryv platform with third-party applications that our clients use in their businesses, our revenue will decline.
A percentage of our clients choose to integrate our platform with certain capabilities provided by third-party software platforms created by our third-party providers and application providers using application programming interfaces (“APIs”), either as publicly available no-fee licenses or through fee-based partnership arrangements. The functionality and popularity of our Thryv platform depends, in part, on our ability to integrate our platform with third-party applications and platforms, including but not limited to CRM, CMS, omni-channel email and text marketing automation, accounting, e-commerce, call center, analytics and social media sites that our clients use and from which they obtain data. Third-party providers of applications and APIs may change the features of their applications and platforms, restrict our access to their applications and platforms, terminate or elect not to renew our partnership agreements or otherwise alter the terms governing use of their applications and APIs and access to those applications and platforms in an adverse manner. Such changes could functionally limit or terminate our ability to use these third-party applications and platforms in conjunction with our platform, which could negatively impact our offerings and harm our business. If we fail to integrate our Thryv platform with new third-party applications and platforms that our clients use for marketing, sales or services purposes, we may not be able to offer the functionality that our clients need, which would negatively impact our ability to generate revenue and adversely impact our business.
We rely on data provided by third parties, the loss of which could limit the functionality of our platform and disrupt our business.
The success of our services depends on our ability to deliver data to both consumers and our clients, such as website searches, client leads and social media updates. Certain of this data is provided by unaffiliated third parties, such as business data aggregators (e.g. doctor, hotel or other data aggregators) and vertical industry organizations, to supplement our own business listings for our search sites. Data we provide our clients about their presence on other internet sites and social media is also provided by third parties. Some of this data is provided to us pursuant to third-party data-sharing policies and terms of use, under data-sharing agreements by third-party providers or by client consent. In the future, any of these third parties could change its data-sharing policies, including making them more restrictive, or alter its algorithms that determine the placement, display and accessibility of search results and social media updates, any of which could result in the loss of, or significant impairment to, our ability to collect and provide useful data to our clients. These third parties could also interpret our or our third-party service providers’ data collection policies or practices as being inconsistent with their policies, which could result in the loss of our ability to collect this data for our clients. Any such changes could impair our ability to deliver data to our clients and could adversely impact select functionality of our platform, impairing the return on investment that our clients derive from using our solution, as well as adversely affecting our business and our ability to generate revenue.
The continuing decline in the use of print directories and in our ability to attain new or renewed print agreements continues to adversely affect our business.
Overall references to print directories, including our Print Yellow Pages, in the United States declined from 4.3 billion in 2018 to 3.7 billion in 2019, according to the 2020 Local Media Tracking Study by Localogy (formerly known as the Local Search Association) published in February 2020. This decline is primarily attributable to increased use of internet search providers, as well as the proliferation of large retail stores for which consumers and businesses may not reference the print directories. While we expect the decline in usage will continue to negatively affect advertising sales associated with our traditional print business, a significant further decline in usage of our print directories could impair our ability to maintain or increase advertising prices which can cause businesses to reduce or discontinue purchasing advertising in our print directories. Either or both of these factors could adversely affect our revenue and have a material adverse effect on our business, financial condition, results of operations and prospects. These trends have resulted in declining print advertising sales, and we expect these trends to continue in 2020 and beyond.

In addition, a portion of the revenue we report each period results from the recognition of deferred revenue relating to agreements entered into during previous periods. A decline in new or renewed agreements in any period may not be immediately reflected in our reported financial results for that period but may result in a decline in our revenue in future periods. If we were to experience significant downturns in agreements and renewals, our reported financial results might not reflect such downturns until future periods.
If we are unable to develop or to sell our Thryv platform into new markets or to further penetrate existing markets, our revenue may not grow as expected.
Our ability to increase revenue will depend, in large part, on our ability to increase sales from existing clients who do not utilize our Thryv platform and to sell our existing platform into new domestic and international markets. The success of our Thryv platform depends on several factors, including the introduction and market acceptance of our Thryv platform, the ability to maintain and to develop relationships with third party service providers, and the ability to attract, to retain and to effectively train sales and marketing personnel. Any new solutions we develop or acquire may not be introduced in a timely or cost-effective manner and may not achieve the market acceptance necessary to generate significant revenue. Any new markets in which we attempt to sell our Thryv platform and add-ons, including new countries or regions, may not be receptive. Additionally, any expansion into new markets will require commensurate ongoing expansion of our monitoring of local laws and regulations, which increases our costs as well as the risk of the product not incorporating in a timely fashion or all the necessary changes to enable a client to be compliant with such laws. Our ability to further penetrate our existing markets depends on the quality of our Thryv platform and add-ons and our ability to design our solutions to meet consumer demand. Furthermore, our ability to increase sales from existing clients depends on our clients’ satisfaction with our services and our clients’ desire for additional solutions and to expand from single-point solutions to our comprehensive Thryv platform. If we are unable to sell solutions into new markets or to further penetrate existing markets, or to increase sales from existing clients, our revenue may not grow as expected, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, the success of any geographic expansion depends on our ability to customize products to integrate with third-party applications in that region and other market specific customizations, translate products for non-English speaking markets and provide customer service and training in local languages.
We are dependent upon client renewals, the addition of new clients, increased revenue from existing clients and the continued growth of the market for our Thryv platform.
We expect to derive a substantial portion of our future revenue from the sale of subscriptions to our Thryv platform. The market for small business management solutions is still evolving, and competitive dynamics may cause pricing levels to change as the market matures and as existing and new market participants introduce new types of point applications and different approaches to enable businesses to address their respective needs. As a result, we may be forced to reduce the prices we charge for our Thryv platform and may be unable to renew existing client agreements or enter into new client agreements at the same prices and upon the same terms that we have historically. In addition, our growth strategy involves cross-selling to existing Marketing Services clients to increase the value of our client relationships over time as we expand their use of our services, onboard other parts of their organizations and upsell additional offerings and features. If our cross-selling efforts are unsuccessful or if our existing clients fail to expand their use of our Thryv platform or adopt additional offerings and features, our operating results may suffer.
Our subscription renewals may decrease, and any decrease of our clients could harm our future revenue and operating results.
Our Thryv platform clients have no obligation to renew their subscriptions for our platform after the expiration of their initial contractual subscription periods. Our agreements with our Thryv platform clients are typically structured on an initial multi-month subscription basis with automatic monthly renewal thereafter; consequently, our clients may choose to terminate their agreements with us at any time after the expiration of the initial term by providing us with the amount of written notice stipulated in the contract. In addition, our clients may seek to renew for lower subscription amounts or for shorter contract lengths. Also, clients may choose not to renew their subscriptions for a variety of reasons. Our renewals may decline or fluctuate as a result of a number of factors, including limited client resources, pricing changes, the prices of services offered by our competitors, adoption and utilization of our platform and related add-ons by our clients, adoption of our new solutions, client satisfaction with our platform, mergers and acquisitions affecting our client base, reductions in our clients’ spending levels or declines in client activity as a result of economic downturns or uncertainty in financial markets. If our clients do not renew their subscriptions for our platform or decrease the amount they spend with us, our revenue will decline and our business will suffer. In addition, a subscription model creates certain risks related to the timing of revenue recognition and potential reductions in cash flows.
If we fail to further enhance our brand and maintain our existing strong brand awareness, our ability to expand our client base may be impaired and our financial condition may suffer.
We believe that our development of the Thryv brand and maintenance of our existing PYP and IYP brands, including The Real Yellow Pages and Yellowpages.com, is critical to achieving widespread awareness of our existing and future solutions and, as a result, is important to attracting new clients and maintaining existing clients. In the past, our efforts to build our brands have involved significant expenses, and we believe that this investment has resulted in relatively strong brand recognition in the SMB market. Successful promotion and maintenance of our brands will depend largely on the effectiveness of our marketing efforts and on our ability to provide a reliable and useful Thryv platform at competitive prices. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, our business could suffer.
If we are not able to provide new or enhanced functionality and features, it could have a material adverse effect on our business, financial condition and results of operations.
We may not be able to successfully provide new or enhanced functionality and features for our existing solutions that achieve market acceptance or that keep pace with rapid technological developments. For example, we are focused on enhancing the connectivity and integration of add-ons to our Thryv platform to expand its utility for our SMB clients. The success of new or enhanced functionality and features depends on several factors, including their overall effectiveness and the timely completion, introduction and market acceptance of the enhancements, new features, or applications. Furthermore, we depend on both internal development and our third-party software partners to develop and implement their own enhancements, new features, or applications that can then be integrated into the Thryv platform. Failure in either of these areas may significantly impair our revenue growth.
In addition, because our solutions are designed to operate on a variety of systems, we will need to continuously modify and to enhance our solutions to keep pace with changes in internet-related hardware, iOS and other software and communication, browser and database technologies. We may not be successful in developing these new or enhanced functionalities and features, or in bringing them to market in a timely fashion. If we do not continue to innovate and to deliver high-quality, technologically advanced solutions, we will not remain competitive, which could have a material adverse effect in our business, financial condition and results of operations. Any failure of our Thryv platform and add-ons to operate effectively with future network platforms and technologies could reduce the demand for our Thryv platform and add-ons, result in client dissatisfaction and have a material adverse effect on our business, financial condition and results of operations.
We may not be able to maintain profitability in the future, and our past performance may not be indicative of our future performance.
As of June 30, 2020, we had an accumulated deficit of $504.5 million. If we are unable to acquire new clients cost effectively, we may incur increased net losses.
We also expect our expenses to increase in the future due to anticipated increases in our SaaS segment sales, general and administrative expenses, including expenses associated with being a public company, product development and management expenses or expenses related to acquisitions which could impact our ability to achieve or to sustain profitability in the future. Additionally, while the majority of our revenue in fiscal years 2019, 2018 and 2017 came from advertising services provided in local classified print directories and digital marketing solutions, such as search, display and social media, future development of new services may initially have a lower profit margin than our existing services, which could have a material adverse effect on our business, financial condition and results of operations. As a result, we cannot assure you that we will be able to maintain profitability in the future.

We depend on our senior management team, and the loss of one or more key employees or an inability to attract and to retain highly skilled employees could have a material adverse effect on our business, financial condition and results of operations.
Our success depends largely upon the continued services of our key executive officers. Specifically, we believe that the continued employment of our CEO, Joseph A. Walsh, will play an important part in our success. We also rely on our leadership team in the areas of marketing, sales, services and general and administrative functions and on mission-critical individual contributors in all such areas. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. We do not have employment agreements with most of our executive officers or other key personnel that require them to continue to work for us for any specified period, and, therefore, they could terminate their employment with us at any time. Additionally, we do not maintain key man insurance on any of our executive officers or key employees. The loss of one or more of our executive officers or key employees could have a material adverse effect on our business, financial condition and results of operations. Turnover among our outside and inside sales force or key management could adversely affect our business and the loss of a significant number of experienced key personnel could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flow.
Our success also depends on our ability to identify, hire, train and retain qualified sales personnel. To execute our growth plan, we must attract and retain highly qualified personnel. Competition for personnel is intense, including without limitation for individuals with high levels of experience in designing and developing software and internet-related services and senior sales executives. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees have or that we have breached their legal obligations, resulting in a diversion of our time and resources. In addition, job candidates and existing employees often consider the value of the stock awards they receive in connection with their employment. If the perceived value of our stock awards declines, it may adversely affect our ability to recruit and to retain highly skilled employees. If we fail to attract new personnel or fail to retain and to motivate our current personnel, it could have a material adverse effect on our business, financial condition and results of operations.
Our solutions and our business are subject to a variety of U.S. and international laws and regulations, including those regarding privacy, data protection and information security. Any failure by us or our third-party service providers, as well as the failure of our platform or services, to comply with applicable laws and regulations could have a material adverse effect on our business, financial condition and results of operations.
We and our clients are subject to a variety of U.S. and international laws and regulations, including regulation by various federal government agencies, including the U.S. Federal Communication Commission (“FCC”) (telemarketing and text marketing), the U.S. Federal Trade Commission (“FTC”) (advertising laws, Controlling the Assault of Non-Solicited Pornography and Marketing (“CAN-SPAM”) Act compliance), U.S. Department of Health and Human Services (Health Insurance Portability and Accountability Act of 1996 (as amended and together with its implementing regulations, “HIPAA”) compliance, and state and local agencies. The Telephone Consumer Protection Act governs our ability to offer text marketing services to our clients and recorded calls. Increasingly, though inconsistently, both state and federal courts are finding obligations on businesses –even small ones– to make their websites fully accessible to those with disabilities under both the ADA and various states’ laws, which impacts our website offerings. The United States and various state and foreign governments have adopted or proposed limitations on, or requirements regarding, the collection, distribution, use, security and storage of personally identifiable information (“PII”) of individuals; and the FTC and many state attorneys general are applying federal and state consumer protection laws to impose standards on the online collection, use and dissemination of data. Self-regulatory obligations, other industry standards, policies and other legal obligations may apply to our collection, distribution, use, security, or storage of PII or other data relating to individuals. In addition, most states and some foreign governments have enacted laws requiring companies to notify individuals of data security breaches involving certain types of PII. These obligations may be interpreted and applied in an inconsistent manner from one jurisdiction to another and may conflict with one another, other regulatory requirements, or our internal practices.

We expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States, Canada, the European Union and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. For example, in May 2018, the General Data Protection Regulation came into effect, which brought with it a complete overhaul of E.U. data protection laws: the new rules superseded current E.U. data protection legislation, imposed more stringent E.U. data protection requirements and provided for greater penalties for non-compliance. In addition, the California Consumer Protection Act of 2018 (“CCPA”) became effective January 1, 2020, with implications for consumer privacy in the U.S. that reach beyond California. HIPAA, as amended by Health Information Technology for Economic and Clinical Health Act, affects our ability to provide our solutions to medical and healthcare businesses that are Covered Entities or Business Associates under those laws. New York’s SHIELD Act may impact our ability to offer our services to financial businesses due to its compliance requirements for data collection and security. Changing definitions of what constitutes PII may also limit or inhibit our ability to operate or to expand our business, including limiting strategic partnerships that may involve the sharing of data, especially in the context of the digital advertising ecosystem. Also, some jurisdictions require that certain types of data be retained on localized servers within these jurisdictions, which could impact our ability to make solutions that impact all our clients’ needs.
Evolving and changing definitions of what constitutes PII within the United States, Canada, the European Union and elsewhere, especially relating to the classification of internet protocol, or IP addresses, machine or device identification numbers, location data and other information, as well as the use of PII for machine learning process or algorithm movement may limit or inhibit our ability to operate or to expand our business. Future laws, regulations, standards and other obligations could impair our ability to collect or to use information that we utilize to provide email delivery and marketing services to our clients, thereby impairing our ability to maintain and to grow our client base and to increase revenue. Future restrictions on the collection, use, sharing, or disclosure of our clients’ data or additional requirements for express or implied consent of clients for the use and disclosure of such information may limit our ability to develop new services and features.
Our failure to comply with applicable laws, directives and regulations may result in enforcement action against us, including fines and imprisonment, or actions against our clients who may not fully understand the impact of these laws on their businesses and damage to our reputation, any of which may have an adverse effect on our business and operating results. The costs of compliance with and other burdens imposed by, such laws and regulations that are applicable to us or to the businesses of our clients, may limit the use and adoption of our Thryv platform and add-ons and reduce overall demand, or lead to significant fines, penalties, or liabilities for any non-compliance with such privacy laws. Furthermore, privacy concerns may cause our clients’ workers and our clients’ customers to resist providing PII necessary to allow our clients to use our Thryv platform and add-ons effectively. Furthermore, if the processing of PII were to be curtailed in this manner, our solutions would be less effective, which may reduce demand for our Thryv platform and add-ons, which could have a material adverse effect on our business, financial condition and results of operations.
Even the perception of privacy concerns, whether or not valid, may inhibit market adoption of our Thryv platform and add-ons in certain industries. Any failure or perceived failure by us to comply with U.S., E.U., or other foreign privacy or security laws, regulations, policies, industry standards, or legal obligations, or any security incident that results in the unauthorized access to, or acquisition, release, or transfer of, PII may result in governmental enforcement actions, litigation, fines and penalties, or adverse publicity and could cause our clients to lose trust in us, which could harm our reputation and have a material adverse effect on our business, financial condition and results of operations. If our service is perceived to cause, or is otherwise unfavorably associated with, violations of privacy or data security requirements, it may subject us or our clients to public criticism and potential legal liability. Public concerns regarding PII processing, privacy and security may cause some of our clients’ end-users to be less likely to visit their websites or otherwise interact with them. If enough end-users choose not to interact with our clients, our clients could stop using our platform. This, in turn, may reduce the value of our services and slow or eliminate the growth of our business. Existing and potential privacy laws and regulations concerning privacy and data security and increasing sensitivity of consumers to unauthorized processing of PII may create negative public reactions to technologies, products and services, such as ours.

Industry-specific regulation and other requirements and standards are evolving and unfavorable industry-specific laws, regulations, interpretive positions or standards could harm our business.
We maintain clients in a variety of industries, including healthcare, financial services, the public sector and telecommunications. Regulators in certain industries have adopted and may in the future adopt regulations or interpretive positions regarding the use of cloud computing and other outsourced services. The costs of compliance with, and other burdens imposed by, industry-specific laws, regulations and interpretive positions may limit our clients’ use and adoption of our services and reduce overall demand for our services. Compliance with these regulations may also require us to devote greater resources to support certain clients, which may increase costs and lengthen sales cycles. For example, some financial services regulators have imposed guidelines for use of cloud computing services that mandate specific controls or require financial services enterprises to obtain regulatory approval prior to outsourcing certain functions. If we are unable to comply with these guidelines or controls, or if our clients are unable to obtain regulatory approval to use our services where required, our business may be harmed. In addition, an inability to satisfy the standards of certain voluntary third-party certification bodies that our clients may expect, such as an attestation of compliance with the New York SHIELD Law, CCPA, Payment Card Industry (“PCI”) Data Security Standards, may have an adverse impact on our business and results. Furthermore, we and our clients in the healthcare industry are regulated by HIPAA, which establishes privacy and security standards that limit the use and disclosure of protected health information (“PHI”) and requires the implementation of administrative, physical and technical safeguards to ensure the confidentiality, integrity and availability of individually identifiable health information in electronic form, as well as breach notification procedures for breaches of PHI and penalties for violation of HIPAA’s requirements for entities subject to its regulation. We work to maintain compliance with the relevant industry-specific certifications or other requirements or standards relevant to our clients, but if in the future we are unable to achieve or maintain such certifications, requirements or standards, it may harm our business and adversely affect our results.
Further, in some cases, industry-specific laws, regionally-specific, or product-specific laws, regulations, or interpretive positions may also apply directly to us as a service provider. The interpretation of many of these statutes, regulations and rulings is evolving in the courts and administrative agencies and an inability to comply may have an adverse impact on our business and results. Any failure or perceived failure by us to comply with such requirements could have an adverse impact on our business. For example, there are various statutes, regulations and rulings relevant to the direct email marketing and text-messaging industries, including the CAN-SPAM Act, Telephone Act Consumer Protection Act (“TCPA”) and related FCC orders. The TCPA and FCC rulings impose significant restrictions on the ability to utilize telephone calls and text messages to mobile telephone numbers as a means of communication, when the prior express consent of the person being contacted has not been obtained or proof of such consent not properly maintained. We may in the future be subject to one or more lawsuits, containing allegations that one of our platforms or clients using our platform violated industry-specific regulations and any determination that we or our clients violated such regulations could expose us to significant damage awards that could, individually or in the aggregate, materially harm our business.
An information security breach of our systems or our data centers operated by third-party providers, the loss of, or unauthorized access to, client information, or a system disruption could have a material adverse effect on our business, market brand, financial condition and results of operations.
Our business is dependent on our data processing systems and our data centers operated by third-party providers. We rely on these systems to process, on a daily and time sensitive basis, a large number of complicated transactions. We electronically receive, process, store and transmit data and PII about our clients and our employees, as well as our vendors and other business partners, including names, social security numbers, credit card numbers and financial account numbers. We keep this information confidential. However, our websites, networks, applications and technologies and other information systems may be targeted for sabotage, disruption, or data misappropriation. The uninterrupted operation of our information systems and our ability to maintain the confidentiality of PII and other client and individual information that resides on our systems are critical to the successful operation of our business. While we have information security and business continuity programs, these plans may not be sufficient to ensure the uninterrupted operation of our systems or to prevent unauthorized access to the systems by unauthorized third parties. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. These concerns about information security are increased with the mounting sophistication of social engineering. Our network security hardening may be bypassed by phishing and other social engineering techniques that seek to use end-user behaviors to distribute computer viruses and malware into our systems, which might disrupt our delivery of services and make them unavailable and might also result in the disclosure or misappropriation of PII or other confidential or sensitive information. In addition, a significant cyber-security breach could prevent or delay our ability to process payment transactions.
Any information security breach in our business processes or of our processing systems has the potential to impact our client information and our financial reporting capabilities, which could result in the potential loss of business and our ability to accurately report financial results. If any of these systems fail to operate properly or become disabled even for a brief period of time, we could potentially miss a critical filing period, resulting in potential fees and penalties, or lose control of client data, all of which could result in financial loss, a disruption of our businesses, liability to clients, regulatory intervention, or damage to our reputation. The continued occurrence of high-profile data breaches provides evidence of an external environment increasingly hostile to information security. If our security measures are breached as a result of third-party action, employee or subcontractor error, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to client data, our reputation may be damaged, our business may suffer, and we could incur significant liability. We may also experience security breaches that may remain undetected for an extended period of time. Techniques used to obtain unauthorized access or to sabotage systems change frequently and are growing increasingly sophisticated. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures.
This environment demands that we continuously improve our design and coordination of security controls throughout the Company. Our board of directors (the “Board”), in coordination with the audit committee thereof, has primary responsibility for overseeing cyber-security risk management and the effectiveness of security controls. The audit committee of the Board receives reports identifying major risk area exposures, such as cyber-security. In the event that the audit committee identifies significant risk identifies exposures, including with respect to cyber-security, it will present such exposure to the Board to assess our risk identification, risk management and mitigation strategies. See “Management — Role of Board of Directors in Risk Oversight.” Despite these efforts, it is possible that our security controls over data, training and other practices we follow may not prevent the improper disclosure of PII or other confidential information. Any issue of data privacy as it relates to unauthorized access to or loss of client and/or employee information could result in the potential loss of business, damage to our market reputation, litigation and regulatory investigation and penalties.
There may be other such security vulnerabilities that come to our attention. Our continued investment in the security of our technology systems, continued efforts to improve the controls within our technology systems, business processes improvements and the enhancements to our culture of information security may not successfully prevent attempts to breach our security or unauthorized access to PII or other confidential, sensitive or proprietary information. In addition, in the event of a catastrophic occurrence, either natural or man-made, our ability to protect our infrastructure, including PII and other client data and to maintain ongoing operations could be significantly impaired. Our business continuity and disaster recovery plans and strategies may not be successful in mitigating the effects of a catastrophic occurrence. Insurance may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our insurance policies may not cover all claims made against us and defending a suit, regardless of its merit, could be costly and divert management’s attention. If our security is breached, if PII or other confidential information is accessed, or if we experience a catastrophic occurrence, it could have a material adverse effect on our business, financial condition and results of operations.
Our services present the potential for identity theft, embezzlement, or other similar illegal behavior by our employees and contractors with respect to third parties.
The services offered by us generally require or involve collecting PII of our clients and / or their employees, such as their full names, birth dates, addresses, employer records, tax information, social security numbers, credit card numbers and bank account information. This information can be used by criminals to commit identity theft, to impersonate third parties, or to otherwise gain access to the data or funds of an individual. If any of our employees or contractors take, convert, or misuse such PII, funds or other documents or data, we could be liable for damages, and our business reputation could be damaged or destroyed. Moreover, if we fail to adequately prevent third parties from accessing PII and/or business information and using that information to commit identity theft, we might face legal liabilities and other losses that could have a material adverse effect on our business, financial condition and results of operations.

We may be unsuccessful in identifying and acquiring suitable acquisition candidates or in integrating any businesses that are or have been acquired. This could have a material adverse effect on our business, financial condition and results of operations.
One of our key growth strategies is to acquire other businesses or to invest in complementary companies, channels, platforms or technologies that we believe could expand our client base or otherwise offer growth opportunities into new markets. We may also in the future seek to acquire or invest in other businesses, applications or technologies that operate in different industries than ours if we determine that an attractive investment or acquisition opportunity has been presented to us. Any such acquisition could improve our business, results of operations, financial condition and prospects, which in turn could generate value to us and our stockholders. Although we intend to actively pursue this growth strategy, we cannot provide any assurance that we will be able to identify appropriate acquisition candidates or, if we do, that we will be able to negotiate successfully the terms of an acquisition, finance the acquisition or integrate the acquired business effectively and profitably into our existing operations. Acquired businesses may not provide us with successful client conversions, achieve the levels of revenue or profitability anticipated, or otherwise perform as expected. In addition, the pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. Acquisitions involve special risks, including the potential assumption of unanticipated liabilities and contingencies that could have a material adverse effect on our financial condition and difficulties in integrating acquired businesses. While we believe that our acquisitions will improve competitiveness and profitability, we cannot assure you that past or future acquisitions will be accretive to client acquisition, earnings or otherwise meet our operational or strategic expectations.
In addition, we may be unable to successfully integrate businesses that we have acquired or may acquire in the future. The integration of an acquisition involves a number of factors that may affect our operations. These factors include:
•	difficulties in converting the clients of the acquired business onto our Thryv platform;
•	difficulties in converting the clients of the acquired business to our Marketing Services offerings or to our contract terms;
•	diversion of management’s attention;
•	incurrence of significant amounts of additional debt;
•	creation of significant contingent earn-out obligations or other financial liabilities;
•	difficulties in the integration of acquired operations, including the integration of data and information solutions or other technologies;
•	and retention of personnel;
•	entry into unfamiliar segments;
•	adverse effects to our existing business relationships with business partners and clients as a result of the acquisition;
•	retaining key employees and maintaining the key business and client relationships of the businesses we acquire;
•	cultural challenges associated with integrating employees from the acquired company into our organization;
•	unanticipated problems or legal liabilities; and
•	tax and accounting issues.
A failure to integrate acquisitions efficiently may be disruptive to our operations and negatively impact our revenues or increase our expenses.
International acquisitions involve unique risks in addition to those mentioned above, including those related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could increase our interest payments. To finance any acquisitions, we may choose to issue shares of our common stock as consideration, which would dilute the ownership of our stockholders. If the price of our common stock is low or volatile, we may not be able to acquire other companies using our stock as consideration. Alternatively, it may be necessary for us to raise additional funds for acquisitions through public or private financings. Additional funds may not be available on terms that are favorable to us, or at all.
We also may divest or sell assets or businesses that we acquire, and we may have difficulty selling such assets or businesses on acceptable terms in a timely manner. This could result in a delay in the achievement of our strategic objectives, additional expense, or the sale of such assets or businesses at a price or on terms that are less favorable than we anticipated.
In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the event that the book value of goodwill or other intangible assets is impaired, any such impairment would be charged to earnings in the period of impairment. In the future, if our acquisitions do not yield expected returns, we may be required to record charges based on this impairment assessment process, which could have a material adverse effect on our financial condition and results of operations.
Cost reduction efforts may be extremely time-consuming and the associated savings may not be realized.
We have also historically undertaken cost reduction programs, and we continue to evaluate our asset portfolio and may initiate further rationalization, depending on market conditions. The key components of our cost reduction program include reducing staff, restructuring our contracts and realizing savings in procurement and logistics. The full benefits of these programs may be difficult to realize and any short term synergies and savings realized may not be sustainable in the long term. Losses of key personnel pursuant to any employee reduction programs could adversely affect our business, financial condition and results of operations.
Providing technology-based marketing solutions to small businesses is an evolving market that may not grow as quickly as we anticipate, or at all.
The value of our solutions is predicated upon the assumption that an online and mobile presence, acquisition and retention marketing and the ability to connect and interact with consumers in online and on mobile devices are and will continue to be, important and valuable strategies for small businesses to enhance their abilities to establish, grow, manage and market their businesses. If this assumption is incorrect, or if small businesses do not, or perceive that they do not, derive sufficient value from our solutions, then our ability to retain existing clients, attract new clients and grow our revenues could be adversely affected.
We may provide service level commitments under our client contracts. If we fail to meet these contractual commitments, we could be considered to have breached our contractual obligations, obligated to provide credits, refund prepaid amounts related to unused subscription services or face contract terminations, which could have a material adverse effect on our business, financial condition and results of operations.
Our client agreements for our Thryv hosted SaaS may include service level commitments which are measured on a monthly or other periodic basis. If we suffer extended periods of unavailability for our Thryv platform and add-ons, we may be contractually obligated to provide these clients with service credits or refunds for prepaid amounts related to unused subscription services, or we could face contract claims for damages or terminations, which could have a material adverse effect on our business, financial condition and results of operations. In addition, our revenues could be significantly affected if we suffer unscheduled downtime that exceeds the disclosed downtimes under our agreements with our clients. Any extended service outages could have a material adverse effect on our business, financial condition and results of operations.
Any failure to offer high-quality or technical support services may adversely affect our relationships with our clients and could have a material adverse effect on our business, financial condition and results of operations.
We support our clients through the availability of business advisors prior to and following the onboarding of clients onto our Thryv platform. Once our solutions are deployed, our digital services clients depend on our support organization to resolve technical issues relating to our platform. We may be unable to respond quickly enough to accommodate short-term increases in client demand for support services. We also may be unable to modify the format of our support services to compete with changes in support services provided by our competitors. Increased client demand for these services, without corresponding revenues, could increase costs and have an adverse effect on our results of operations. In addition, our sales process is highly dependent on our business reputation and on positive recommendations from our existing clients. Any failure to maintain high-quality technical support, or a market perception that we do not maintain high-quality support, could adversely affect our reputation and our ability to sell our Thryv platform and add-ons to existing and prospective clients, which could have a material adverse effect on our business, financial condition and results of operations.
Clients may depend on our solutions to enable them to comply with applicable laws, or may not fully comprehend the applicable laws’ impact on them when using our solutions, which requires us and our third-party providers to constantly monitor applicable laws and to make applicable changes to our solutions. If our solutions have not been updated to enable the client to comply with applicable laws or we fail to update our solutions on a timely basis, it could have a material adverse effect on our business, financial condition and results of operations.
Clients may rely on our solutions to enable them to comply with applicable laws in areas in which the solutions are intended for use. Changes in laws and regulations could require us to make significant modifications to our products or to delay or to cease sales of certain products, which could result in reduced revenues or revenue growth and our incurring substantial expenses and write-offs. Although we believe that our solutions provide us with flexibility to release updates in response to these changes, we cannot be certain that we will be able to make the necessary changes to our solutions and release updates on a timely basis, or at all. In addition, we are reliant on our third-party service providers to modify the solutions that they provide to our clients through our platform to comply with changes to such laws and regulations. The number of laws and regulations that we are required to monitor will increase as we expand the geographic region in which our solutions are offered. When a law changes, we must then test our solutions to meet the requirements necessary to enable our clients to comply with the new law or assist them in not violating the law through typical usage. If our solutions fail to enable a client to comply with applicable laws, or expose a client to legal action via typical usage of our solutions, we could be subject to negative client experiences, harm to our reputation or loss of clients, claims for any fines, penalties or other damages suffered by our client and other financial harm. Additionally, the costs associated with such monitoring implementation of changes are significant. If our solutions do not enable our clients to comply with applicable laws and regulations, or prevent them from exposing themselves to liability through typical usage, it could have a material adverse effect on our business, financial condition and results of operations.
Additionally, if we fail to make any changes to our solutions as described herein, which are required as a result of such changes to, or enactment of, any applicable laws in a timely fashion, we could be responsible for fines and penalties implemented by governmental and regulatory bodies. Our payment of fines, penalties, interest, or other damages as a result of our failure to provide compliance services prior to deadlines may have a material adverse effect on our business, financial condition and results of operations.
Aging software and hardware infrastructure may lead to increased costs and disruptions in operations that could negatively impact our financial results.
We have risks associated with aging software and hardware infrastructure assets. The age of certain of our assets may result in a need for replacement, and higher level of maintenance costs. A higher level of expenses associated with our aging software and hardware infrastructure may have a material adverse effect on our business, financial condition and results of operations.
If we or our third-party service providers fail to manage our technical operations infrastructure, our existing clients may experience service outages in our Thryv platform and add-ons, and our new clients may experience delays in the deployment of our Thryv platform and add-ons, which could have a material adverse effect on our business, financial condition and results of operations.
We have experienced significant growth in the number of users, transactions and data that our operations infrastructure supports. We seek to maintain sufficient excess capacity in our operations infrastructure to meet the needs of all of our clients. We also seek to maintain excess capacity to facilitate the rapid provision of new client activations and the expansion of existing client activations. In addition, we need to properly manage our technological operations infrastructure in order to support version control, changes in hardware and software parameters and the evolution of our Thryv platform and add-ons. However, the provision of new hosting infrastructure requires significant lead time. We have experienced and may in the future experience, website disruptions, outages and other performance problems. These problems may be caused by a variety of factors, including infrastructure changes, human or software errors, viruses, security attacks, fraud, increased resource consumption from expansion or modification to our code, spikes in client usage and denial of service issues. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. If we do not accurately predict our infrastructure requirements, our existing clients may experience service outages that may subject them to financial penalties, causing us to incur financial liabilities and client losses, and our operations infrastructure may fail to keep pace with increased sales, causing new clients to experience delays as we seek to obtain additional capacity, which could have a material adverse effect on our business, financial condition and results of operations.
If our Thryv platform and add-ons fail to perform properly, our reputation could be adversely affected, our market share could decline, and we could be subject to liability claims, which could have a material adverse effect on our business, financial condition and results of operations.
Our solutions are inherently complex and may contain material defects or errors. Any defects in functionality or that cause interruptions in the availability of our Thryv platform and add-ons could result in:
•	loss or delayed market acceptance and sales;
•	breach of warranty or other contractual claims for damages incurred by clients;
•	loss of clients;
•	diversion of development and client service resources; and
•	injury to our reputation;
any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, the costs incurred in correcting any material defects or errors might be substantial.
Because of the large amount of data that we collect and manage, it is possible that hardware failures or errors in our systems could result in data loss or corruption, or cause the information that we collect to be incomplete or contain inaccuracies that our clients regard as significant. Furthermore, the availability or performance of our Thryv platform and add-ons could be adversely affected by a number of factors, including clients’ inability to access the internet, the failure of our network or software systems, security breaches, or variability in user traffic for our services. We may be required to issue credits or refunds for prepaid amounts related to unused services or otherwise be liable to our clients for damages they may incur resulting from certain of these events. Because of the nature of our business, our reputation could be harmed as a result of factors beyond our control. For example, because our clients access our Thryv platform and add-ons through their internet service providers, if a service provider fails to provide sufficient capacity to support our platform and add-ons or otherwise experiences service outages, such failure could interrupt our clients’ access to or experience with our platform, which could adversely affect our reputation or our clients’ perception of our platform’s reliability or otherwise have a material adverse effect on our business, financial condition and results of operations.
Our insurance may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our policy may not cover all claims made against us, and defending a suit, regardless of its merit, could be costly and divert management’s attention.
A portion of our employees are represented by unions. Our business could be adversely affected by future labor negotiations and our ability to maintain good relations with our unionized employees.
As of June 2020, approximately 478 employees, or 20%, of our employees and 46% of our salesforce, were represented by unions. In addition, the employees of some of our key suppliers are represented by unions. Work stoppages or slowdowns involving our union-represented employees, or those of our suppliers, could significantly disrupt our operations and increase operating costs, which would have a material adverse effect on our business.
The inability to negotiate acceptable terms with the unions could also result in increased operating costs from higher wages or benefits paid to union employees or replacement workers. A greater percentage of our work force could also become represented by unions. If a union decides to strike and others choose to honor its picket line, it could have a material adverse effect on our business.

Our inability to successfully recover should we experience a disaster or other business continuity problem could cause material financial loss, loss of human capital, regulatory actions, reputational harm, damaged client relationships or legal liability.
While we and our third-party providers host our Thryv platform and serve most of our digital clients on cloud services, should we experience a local or regional disaster or other business continuity problem, such as an earthquake, hurricane, flood, terrorist attack, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made disaster, our ability to continue to operate will depend, in part, on the availability of our personnel, our office facilities and the proper functioning of our computer, telecommunication and other related systems and operations. In such an event, we could experience operational challenges with regard to particular areas of our operations, such as key executive officers or personnel that could have a material adverse effect on our business.
We regularly assess and take steps to improve our existing business continuity plans and key management succession. However, a disaster on a significant scale or affecting certain of our key operating areas within or across regions, or our inability to successfully recover should we experience a disaster or other business continuity problem, could materially interrupt our business operations and result in material financial loss, loss of human capital, regulatory actions, reputational harm, damaged client relationships or legal liability.
Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.
Various trademarks and other intellectual property rights are key to our business. We rely upon a combination of patent, trademark, copyright and trade secret laws as well as contractual arrangements, including confidentiality or license agreements, to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be ineffective or inadequate. We may be required to bring lawsuits against third parties to protect our intellectual property rights. Similarly, we may be party to proceedings by third parties challenging our rights. Lawsuits brought by us may not be successful, or we may be found to infringe the intellectual property rights of others. As the commercial use of the internet further expands, it may be more difficult.
In order to protect our trade names, including Thryv®, Thryv Leads®, Thryv CompleteSM, Thryv Your Business Smarter®, The Real Yellow Pages®, Yellowpages.com®, Dexknows.com® and Superpages.com®, from domain name infringement or to prevent others from using internet domain names that associate their businesses with ours. In the past, we have received claims of material infringement of intellectual property rights – we have had to defend against copyright violation claims on licensed images included in our print and internet directories and websites and patent infringement claims on various technologies and functionalities included in our digital products, services, and internet sites. Related lawsuits, regardless of the outcome, could result in substantial costs and diversion of resources and could have a material adverse effect on our business. In response to the loss of important trademarks or other intellectual property rights, we may be required to spend significant resources to monitor and to protect these rights. Litigation brought to protect and to enforce our intellectual property rights could be costly, time-consuming and distracting to management, with no guarantee of success and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. We also maintain a moderate patent portfolio, but do not currently pursue any strategy to protect the technology rights we own from use by others in the marketplace. Our failure to secure, to protect and to enforce our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.
Litigation and regulatory investigations aimed at us or resulting from actions of our predecessors may result in significant financial losses and harm to our reputation.
We face risk of litigation, regulatory investigations and similar actions in the ordinary course of our business, including the risk of lawsuits and other legal actions relating to breaches of contractual obligations or tortious claims from clients or other third parties, fines, penalties, interest, or other damages as a result of erroneous transactions, breach of data privacy laws, or lawsuits and legal actions related to our predecessors. Any such action may include claims for substantial or unspecified compensatory damages, as well as civil, regulatory, or criminal proceedings against our directors, officers, or employees; and the probability and amount of liability, if any, may remain unknown for significant periods of time. We may be also subject to various regulatory inquiries, such as information requests and book and records examinations, from regulators and other authorities in the geographical markets in which we operate. A substantial liability arising from a lawsuit judgment or settlement or a significant regulatory action against us or a disruption in our business arising from adverse adjudications in proceedings against our directors, officers, or employees could have a material adverse effect on our business, financial condition and results or operations. Moreover, even if we ultimately prevail in or settle any litigation, regulatory action, or investigation, we could suffer significant harm to our reputation, which could materially affect our ability to attract new clients, to retain current clients and to recruit and to retain employees, which could have a material adverse effect on our business, financial condition and results of operations.
Various lawsuits and other claims typical for a business of our size and nature are pending against us, including disputes with taxing jurisdictions. We do not expect that any potential judgments, fines or penalties relating to these matters will have a material adverse effect on our business, prospects, financial condition, results of operations and cash flow.
We are also exposed to potential future claims and litigation relating to our business, as well as methods of collection, processing and use of personal data. Our clients and users of client data collected and processed by us could also file claims against us if our data were found to be inaccurate, or if personal data stored by us were improperly accessed and disseminated by unauthorized persons. These potential future claims could have a material adverse effect on our consolidated statements of operations, consolidated balance sheets or consolidated statements of cash flows.
We may be sued by third parties for alleged infringement of their proprietary rights.
There is considerable patent and other intellectual property development activity in our industry. Our success depends upon our not infringing upon the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, including parties commonly referred to as “patent trolls,” may own or claim to own intellectual property relating to our industry. From time to time, third parties may claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. In the future, others may claim that our Thryv platform and underlying technology infringe or violate their intellectual property rights. However, we may be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Our history of the combination of various corporate entities may cause the appropriate licensing of IP rights of third parties on which we rely to be difficult to trace and prove over time. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our services, or require that we comply with other unfavorable terms. Even if we were to prevail in such a dispute, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. Any such events could have a material adverse effect on our business, financial condition and results of operations.
Some of our solutions utilize open source software and any failure to comply with the terms of one or more of these open source licenses could have a material adverse effect on our business, financial condition and results of operations.
Some of our solutions, such as Thryv Leads, and client consumer-facing websites and mobile applications, as well as our internal business solutions include software covered by open source licenses, such as GPL-type licenses. Although we provide what we deem to be compliant notices and attributions for the use of any Open Source code. The terms of various open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide our solutions or consumer-facing sites and applications. Our internal development policies and vendor contracts typically prohibit the use of Open Source licensed code that requires the release of the source code of our proprietary software, but any errors in application of our policies or standard contract language could potentially make our proprietary software available under open source licenses if we combine our proprietary software with open source software in a certain manner. In the event that portions of our proprietary software are determined to be subject to an open source license of a particular type, we could be required to publicly release the affected portions of our source code, to re-engineer all or a portion of our technologies, or otherwise to be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies and services. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with usage of open source software cannot be eliminated and could have a material adverse effect on our business, financial condition and results of operations.
Laws and regulations directed at limiting or restricting the distribution of our print directories or shifting the costs and responsibilities of waste management related to our print directories could adversely affect our business.
A number of states and municipalities are considering, and a limited number of municipalities have enacted, legislation or regulations that would limit or restrict our ability to distribute our print directories in the markets we serve. The most restrictive laws or regulations would prohibit us from distributing our print directories unless residents affirmatively “opt in” to receive our print directories. Other, less restrictive, laws or regulations would require us to allow residents to “opt out” of receiving our print directories. In addition, some states and municipalities are considering legislation or regulations that would shift the costs and responsibilities of waste management for discarded directories from municipalities to the producers of the directories. These laws and regulations will likely, if and where adopted, increase our costs, reduce the number of directories that are distributed and negatively impact our ability to market our advertising to new and existing clients. If these or similar laws and regulations are widely adopted, it could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flow.
Our reliance on, and extension of credit to, small and medium sized local businesses could adversely affect our business.
In the ordinary course of our business, we extend credit to these clients in the form of a trade receivable for advertising purchases. Local businesses, however, tend to have fewer financial resources and higher failure rates than large businesses, especially during a downturn in the general economy. Also, the proliferation of very large retail stores may continue to adversely affect local businesses. We believe these limitations are significant contributing factors to having clients not renew their subscriptions. If clients fail to pay within specified credit terms, we may cancel their advertising in future directories, which could further impact our ability to collect past due amounts, as well as adversely impact our advertising sales and revenue trends. In addition, full or partial collection of delinquent accounts can take an extended period of time. Consequently, we could be adversely affected by our dependence on and our extension of credit to local businesses in the form of trade receivables.
The forecasts of market growth included in this prospectus may prove to be inaccurate and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all.
Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. The forecasts in this prospectus relating to the expected growth in marketing and management software markets may prove to be inaccurate. Even if these markets experience the forecasted growth described in this prospectus, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as necessarily indicative of our future growth.
If we are required to collect sales and use taxes in additional jurisdictions, we might be subject to liability for past sales, and our future sales may decrease. Adverse tax laws or regulations could be enacted or existing laws could be applied to us or our clients, which could increase the costs of our services and otherwise have a material adverse effect on our business, financial condition and results of operations.
The application of federal, state and local tax laws to services provided electronically is evolving. New income, sales, use, or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time (possibly with retroactive effect) and could be applied solely or disproportionately to services provided over the internet. These enactments could adversely affect our sales activity due to the inherent cost increase the taxes would represent and ultimately have a material adverse effect on our results of operations and cash flows.
In addition, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us (possibly with retroactive effect), which could require us or our clients to pay additional tax amounts, as well as require us or our clients to pay fines or penalties and interest for past amounts.

For example, we might lose sales or incur significant expenses if states successfully impose broader guidelines on state sales and use taxes. A successful assertion by one or more states requiring us to collect sales or other taxes on the licensing of our software or provision of our services could result in substantial tax liabilities for past transactions and otherwise harm our business. Each state has different rules and regulations governing sales and use taxes, and these rules and regulations are subject to varying interpretations that change over time. We review these rules and regulations periodically and, when we believe we are subject to sales and use taxes in a particular state, we may voluntarily engage state tax authorities in order to determine how to comply with that state’s rules and regulations. There is no guarantee that we will not be subject to sales and use taxes or related penalties for past sales in states where we currently believe no such taxes are required.
Vendors of services, like us, are typically held responsible by taxing authorities for the collection and payment of any applicable sales and similar taxes. If one or more taxing authorities determines that taxes should have, but have not, been paid with respect to our services, we might be liable for past taxes in addition to taxes going forward. Liability for past taxes might also include substantial interest and penalty charges. Our clients are typically wholly responsible for applicable sales and similar taxes. Nevertheless, clients might be reluctant to pay back taxes and might refuse responsibility for interest or penalties associated with those taxes. If we are required to collect and to pay back taxes and the associated interest and penalties, and if our clients fail or refuse to reimburse us for all or a portion of these amounts, we will incur unplanned expenses that may be substantial. Moreover, imposition of such taxes on us going forward will effectively increase the cost of our services to our clients and might adversely affect our ability to retain existing clients or to gain new clients in the areas in which such taxes are imposed.
We will incur increased costs and obligations as a result of being a public company.
As a publicly traded company, we will incur additional legal, accounting and other expenses that we were not required to incur in the past. After this listing, we will be required to file with the SEC annual and quarterly information and other reports that are specified in Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We will also become subject to other reporting and corporate governance requirements, including the requirements of Nasdaq and certain provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which will impose additional compliance obligations upon us. As a public company, we will, among other things:
•	prepare and distribute periodic public reports and other stockholder communications in compliance with our obligations under the federal securities laws and applicable stock exchange rules;
•	create or expand the roles and duties of our Board and committees of the Board;
•	institute more comprehensive financial reporting and disclosure compliance functions;
•	enhance our investor relations function; and
•	involve and retain to a greater degree outside counsel and accountants in the activities listed above.
These changes will require a commitment of additional resources, and many of our competitors already comply with these obligations. We may not be successful in implementing these requirements, and the commitment of resources required for implementing them could have a material adverse effect on our business, financial condition and results of operations.
The changes necessitated by becoming a public company require a significant commitment of resources and management oversight that has increased and may continue to increase our costs and could place a strain on our systems and resources. As a result, our management’s attention might be diverted from other business concerns. If we are unable to offset these costs through other savings, then it could have a material adverse effect on our business, financial condition and results of operations.

Our results of operations may fluctuate significantly and may not fully reflect the underlying performance of our business.
Our results of operations may vary significantly in the future and period-to-period comparisons of our results of operations may not be meaningful. Accordingly, the results of any one quarter or annual period should not be relied upon as an indication of future performance. Our financial results may fluctuate as a result of a variety of factors, many of which are outside of our control and as a result, may not fully reflect the underlying performance of our business. Fluctuations in results may negatively impact the value of our common stock. Factors that may cause fluctuations in our financial results include, without limitation, those listed below:
•	our ability to attract new clients;
•	our ability to manage our declining Marketing Services revenue;
•	the timing of recognition of revenues;
•	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;
•	network outages or security breaches;
•	general economic, industry and market conditions;
•	client renewals;
•	increases or decreases in the number of elements of our services or pricing changes upon any renewals of client agreements;
•	changes in our pricing policies or those of our competitors;
•	seasonal variations in our client subscriptions;
•	fluctuation in market interest rates, which impacts debt interest expense;
•	any changes in the competitive dynamics of our industry, including consolidation among competitors, clients, or strategic partners; and
•	the impact of new accounting rules.
We may not be able to utilize a significant portion of our net operating loss carryforwards, which could have a material adverse effect on our financial condition and results of operations.
As of June 30, 2020, we had state net operating loss carryforwards due to prior period losses, which, if not utilized, will begin to expire in 2022. Utilization of these net operating losses depends on many factors, including our future income, which cannot be assured. These net operating loss carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could have a material adverse effect on our financial condition and results of operations.
In addition, under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), our ability to utilize net operating loss carryforwards or other tax attributes in any taxable year may be limited if we experience an “ownership change.” A Section 382 “ownership change” generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. This listing or future issuances of our stock could cause an “ownership change.” It is possible that an ownership change could have a material effect on the use of our net operating loss carryforwards or other tax attributes, which could have a material adverse effect on our results of operations and profitability.
Our failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business, financial condition and results of operations.
We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, to provide a report by management on, among other things, the effectiveness of our internal control over financial reporting for the second fiscal year beginning after the effective date of this listing and in each year thereafter. We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.
We have in the past identified material weaknesses in our internal control over financial reporting, which we were required to report and remediate. If we are unable to maintain adequate internal control over financial reporting, or if in the future we identify material weaknesses, we may be unable to report our financial information accurately on a timely basis, may suffer adverse regulatory consequences or violations of applicable stock exchange listing rules, may breach the covenants under our credit facilities and incur additional costs. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements, which could cause the price of our common stock to decline and have a material adverse effect on our business, financial condition and results of operations.
Risks Related to Our Indebtedness
Thryv Holdings, Inc. is a holding company and relies on transfers of funds and other payments from its subsidiaries to meet its obligations.
Thryv Holdings, Inc. is a holding company that does not conduct any business operations of its own. As a result, we are largely dependent upon cash transfers in the form of intercompany loans and receivables from our subsidiaries to meet our obligations. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason also could limit or impair their ability to pay dividends or other distributions to us.
Our outstanding indebtedness could have a material adverse effect on our financial condition and our ability to operate our business, and we may not be able to generate sufficient cash flows to meet our debt service obligations.
We have a substantial amount of debt and significant debt service obligations. As of June 30, 2020, we had access to (i) the $825.0 million Senior Term Loan and (ii)  the ABL Facility in an aggregate amount equal to (a) $225.0 million from January 31, 2019 through December 31, 2019, (b) $200.0 million from January 1, 2020 through June 30, 2020, (c) $175.0 million from July 1, 2020 through December 31, 2020, (d) $150.0 million from January 31, 2021 through June 30, 2021, (e) $125.0 million from July 1, 2021 through December 31, 2021 and (f) $100.0 million on and after January 1, 2022. The Senior Credit Facilities are secured by substantially all of the assets of our operating subsidiary Thryv, Inc., and guaranteed by the Company. The Senior Term Loan has a maturity date of December 31, 2023, and the ABL Facility has a maturity date on the earlier of December 31, 2023 or 91 days prior to the stated maturity date of the Senior Term Loan. As of June 30, 2020, we had $544.1 million principal amount outstanding (net of debt issuance costs of $0.5 million) under our Senior Term Loan and $114.5 million amount outstanding and $64.9 million available borrowing capacity under our ABL Facility.
Our outstanding indebtedness and any additional indebtedness we incur may have important consequences for us, including, without limitation, that:
•	increase our vulnerability to adverse changes in general economic and industry conditions and competitive pressures;
•
require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
•	restrict us from pursuing business opportunities as they arise or from successfully carrying out plans to expand our business;
•	make it more difficult to satisfy our financial obligations, including payments on our indebtedness;
•	place us at a disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other general corporate purposes.
Despite our substantial indebtedness, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.
We may incur substantial additional indebtedness in the future. Although the agreements governing our Senior Credit Facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness we can incur in compliance with these restrictions could be substantial.
Restrictive covenants in the agreements governing our Senior Credit Facilities may restrict our future operations, including our ability to pursue our business strategies or respond to changes.
The agreements governing our Senior Credit Facilities contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests. These include covenants restricting, among other things, our (and our subsidiaries’) ability to:
•	incur additional indebtedness;
•	issue preferred stock;
•	create, incur, assume or permit liens;
•	consolidate, merge, liquidate, wind up or dissolve;
•	make, purchase, hold or acquire investments, including acquisitions, loans and advances;
•	pay dividends or make other distributions in respect of equity;
•	make payments in respect of junior lien or subordinated debt;
•	sell, transfer, lease, license or sublease or otherwise dispose of assets;
•	enter into any sale and leaseback transactions;
•	enter into any swap transactions;
•	engage in transactions with affiliates;
•	enter into any restrictive agreement;
•	materially alter the business that we conduct;
•	change our fiscal year for accounting and financial reporting purposes;
•	permit any subsidiary to, make or commit to make any capital expenditure; and
•	amend or otherwise change the terms of the documentation governing certain restricted debt.
In addition, our covenants require us to maintain specified financial ratios and satisfy other financial condition tests. The terms of any future indebtedness we may incur could include more restrictive covenants. There can be no assurance that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from our creditors and/or amend the covenants.
Our failure to comply with the covenants or to maintain the required financial ratios contained in the agreements governing our indebtedness could result in an event of default under such indebtedness, which could have an adverse effect on our business, financial condition, results of operations and prospects. Additionally, our default under one agreement covering our indebtedness may trigger cross-defaults under other agreements covering our indebtedness. Upon the occurrence of an event of default or cross-default under any of the agreements governing our indebtedness, the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies. In the event our lenders accelerate the maturity of our indebtedness, we would not have sufficient cash to repay that indebtedness, which would materially and adversely affect our business, financial condition, results of operations and prospects and could have a material adverse effect on our ability to continue to operate as a going concern. Furthermore, if we were unable to repay the amounts due and payable under the agreements governing our indebtedness, those lenders could proceed against the collateral granted to them to secure that indebtedness.
We may be unable to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness that may not be successful.
Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations could have a material adverse effect on our business, financial condition, results of operations and prospects. Our ability to make payments on and to refinance our indebtedness and to fund working capital needs and planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, business, legislative, regulatory and other factors that are beyond our control.
If our business does not generate cash flow from operations in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs, we may need to refinance all or a portion of our indebtedness on or before the maturity thereof, sell assets, reduce or delay capital investments or seek to raise additional capital, any of which could have a material adverse effect on our operations. In addition, we may not be able to affect any of these actions, if necessary, on commercially reasonable terms or at all. Our ability to restructure or refinance our indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments may limit or prevent us from taking any of these actions. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on commercially reasonable terms or at all. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance or restructure our obligations on commercially reasonable terms or at all, could have a material adverse effect on our business, financial condition, results of operations and prospects and could have a material adverse effect on our ability to continue to operate as a going concern.
In the future, we may be dependent upon our lenders for financing to execute our business strategy and to meet our liquidity needs. If our lenders are unable to fund borrowings under their credit commitments or we are unable to borrow, it could have a material adverse effect on our business, financial condition and results of operations.
During periods of volatile credit markets, there is risk that lenders, even those with strong balance sheets and sound lending practices, could fail or refuse to honor their legal commitments and obligations under existing credit commitments, including but not limited to, extending credit up to the maximum amount permitted by the ABL Facility. If our lenders are unable to fund borrowings under their revolving credit commitments or we are unable to borrow, it could be difficult to obtain sufficient funding to execute our business strategy or to meet our liquidity needs, which could have a material adverse effect on our business, financial condition and results of operations.
Our debt may be downgraded, which could have a material adverse effect on our business, financial condition and results of operations.
A reduction in the ratings that rating agencies assign to our debt may negatively impact our access to the debt capital markets and increase our cost of borrowing, which could have a material adverse effect on our business, financial condition and results of operations.
Uncertainty relating to the London interbank offered rate (“LIBOR”) and the potential discontinuation of LIBOR in the future may adversely affect our interest expense.
LIBOR is widely used as a reference for setting the interest rate on loans globally. We use LIBOR as a reference rate for the determination of the interest rates for each of our Senior Credit Facilities. LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform or discontinuation. In particular, on July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority,

which regulates LIBOR, announced that it will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021. Such announcement indicates that LIBOR is expected to be discontinued after 2021. It is unclear whether or not new methods of calculating LIBOR will be established such that it continues to exist after 2021.
In the circumstance that LIBOR is discontinued, each of our Senior Credit Facilities contains alternative methodologies for computing interest rates. In the event that the administrative agent determines that LIBOR has been permanently discontinued, (i) the Senior Term Loan requires that the lenders having loans representing more than 50% of the total outstanding loans and the Company endeavor to establish an alternate interest rate and (ii) the ABL Facility requires that the administrative agent and the Company endeavor to establish an alternate interest rate (provided that the lenders having loans representing more than 50% of the total outstanding loans have a negative consent right), in each case giving due consideration to the then-prevailing market conventions for determining interest rates for a similar loan in the United States at such time. If no agreement can be reached with respect to an alternate rate, the interest rates for each of the Senior Credit Facilities will be determined at an alternate base rate for each of the Senior Credit Facilities. The alternate base rate, under the Senior Term Loan, is an amount equal to the greater of (A) a base rate determined by reference to the rate of interest per annum announced by The Wall Street Journal as its prime rate on such day, (B) the federal funds effective rate on such date plus 1/2 of 1.00%, (C) LIBOR with an interest period of one month commencing on such day plus 1.00% and (D) 2.00%, plus, the applicable margin. The alternate base rate, under the ABL Facility, is an amount equal to the greater of (A) the rate of interest announced, from time to time, within Wells Fargo Bank, National Association at its principal office in San Francisco as its “prime rate”(and, if any such announced rate is below zero, then the rate determined pursuant to this clause (A) shall be deemed to be zero), (B) the federal funds effective rate on such date plus 1/2 of 1.00%, (C) LIBOR with an interest period of one month commencing on such day plus 1.00% and (D) 2.00%, plus, the applicable margin.
There is no guarantee that an alternate interest rate will be established for either of the Senior Credit Facilities, and even if an alternative interest rate is established, such alternate interest rate may be higher than a corresponding interest rate benchmarked to LIBOR, especially given uncertainty as to the effectiveness of alternative rate-setting methodologies prior to their utilization in practice. Uncertainty as to the nature of any potential modification to or discontinuation of LIBOR, the decline in usefulness of LIBOR as an interest rate reference prior to its discontinuation, the establishment of alternative interest rates or the implementation of any other potential changes may materially and adversely affect our interest expense.
Volatility and weakness in bank and capital markets may adversely affect credit availability and related financing costs for us.
Banking and capital markets can experience periods of volatility and disruption. If the disruption in these markets is prolonged, our ability to refinance, and the related cost of refinancing, some or all of our debt could be adversely affected. Although we currently can access the bank and capital markets, there is no assurance that such markets will continue to be a reliable source of financing for us. These factors, including the tightening of credit markets, could adversely affect our ability to obtain cost-effective financing. Increased volatility and disruptions in the financial markets also could make it more difficult and more expensive for us to refinance outstanding indebtedness and to obtain financing. In addition, the adoption of new statutes and regulations, the implementation of recently enacted laws, or new interpretations or the enforcement of older laws and regulations applicable to the financial markets or the financial services industry could result in a reduction in the amount of available credit or an increase in the cost of credit. Disruptions in the financial markets can also adversely affect our lenders, insurers, clients and other counterparties. Any of these results could have a material adverse effect on our business, financial condition and results of operations.
Risks Related to Ownership of Our Common Stock
Our listing differs significantly from an underwritten initial public offering.
This is not an underwritten initial public offering of our common stock. This listing of our common stock on Nasdaq differs from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:
•
There are no underwriters. Consequently, prior to the opening of trading on Nasdaq, there will be no book building process and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the opening trades on Nasdaq. Therefore, buy and sell orders submitted prior to and at the opening of trading of our common stock on Nasdaq will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. Moreover, there will be no underwriters assuming risk in connection with the initial resale of shares of our common stock. In an underwritten initial public offering, the underwriters may engage in “covered” short sales in an amount of shares representing the underwriters’ option to purchase additional shares. To close a covered short position, the underwriters purchase shares in the open market or exercise the underwriters’ option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters typically consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. Purchases in the open market to cover short positions, as well as other purchases underwriters may undertake for their own accounts, may have the effect of preventing a decline in the market price of shares. Given that there will be no underwriters’ option to purchase additional shares and no underwriters engaging in stabilizing transactions, there could be greater volatility in the public price of our common stock during the period immediately following the listing. See also “— Our shares of common stock have no prior public market, an active trading market may not develop or continue to be liquid and the market price of our shares of common stock may be volatile.”
•
There is not a fixed or determined number of shares of common stock available for sale in connection with the registration and the listing. Therefore, there can be no assurance that any Registered Stockholders or other existing stockholders will sell any of their shares of common stock and there may initially be a lack of supply of, or demand for, shares of common stock on Nasdaq. Alternatively, we may have a large number of Registered Stockholders or other existing stockholders, who choose to sell their shares of common stock in the near term, resulting in potential oversupply of our common stock, which could adversely impact the public price of our common stock once listed on Nasdaq.

•
None of our Registered Stockholders or other existing stockholders has entered into contractual lock-up agreements or other contractual restrictions on transfer. In an underwritten initial public offering, it is customary for an issuer’s officers, directors and most or all of its other stockholders to enter into a 180-day contractual lock-up arrangement with the underwriters to help promote orderly trading immediately after such initial public offering. Consequently, any of our stockholders, including our directors and officers who own our common stock and other significant stockholders, may sell any or all of their shares of common stock at any time (subject to any restrictions under applicable law), including immediately upon listing. If such sales were to occur in a significant volume in a short period of time following the listing, it may result in an oversupply of our common stock in the market, which could adversely impact the public price of our common stock. See also “— None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Following our listing, sales of substantial amounts of our common stock in the public markets or the perception that sales might occur, could cause the market price of our common stock to decline.”

•
We will not conduct a traditional “roadshow” with underwriters prior to the opening of trading of our common stock on Nasdaq. Instead, we intend to host an investor day and engage in certain other investor education meetings without our financial advisor. In advance of the investor day, we will announce the date for such day over financial news outlets in a manner consistent with typical corporate outreach to investors. We intend to prepare an electronic presentation for this investor day, which will have content similar to a traditional roadshow presentation and to make the presentation publicly available, without restrictions, on our website. There can be no guarantee that the investor day and other investor education meetings will have the same impact on investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there may not be efficient or sufficient price discovery with respect to our common stock or sufficient demand among potential investors immediately after our listing, which could result in a more volatile public price of our common stock.

•
Such differences from an underwritten initial public offering could result in a volatile market price for our common stock and uncertain trading volume, which may adversely affect your ability to sell any shares of common stock that you may purchase.

Our shares of common stock currently have no public market. An active trading market may not develop or continue to be liquid and the market price of our shares of common stock may be volatile.
We expect our shares of common stock to be listed and traded on Nasdaq. Prior to the listing on Nasdaq, there has not been a public market for our shares of common stock, and an active market for our shares of common stock may not develop or be sustained after the listing, which could depress the market price of our shares of common stock and could affect the ability of our stockholders to sell our shares of common stock. In the absence of an active public trading market, investors may not be able to liquidate their investments in our shares of common stock. An inactive market may also impair our ability to raise capital by selling our shares of common stock, our ability to motivate our employees through equity incentive awards and our ability to acquire other companies, products or technologies by using our shares of common stock as consideration.
In addition, we cannot predict the prices at which our shares of common stock may trade on Nasdaq following the listing of our shares of common stock, and the market price of our shares of common stock may fluctuate significantly in response to various factors, some of which are beyond our control. In particular, as this listing is taking place through a novel process that is not an underwritten initial public offering, there will be no book building process and no price at which underwriters initially sold shares to the public to help inform efficient price discovery with respect to the opening trades on Nasdaq, On the day that our shares of common stock are initially listed on Nasdaq, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price (as defined below) on the basis of such accepted orders. The Current Reference Price is calculated each second and, during a 10-minute “Display Only” period, is disseminated, along with other indicative imbalance information, to market participants by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which I-Bankers, in its capacity as our financial advisor, must notify Nasdaq that our shares are “ready to trade.” Once I-Bankers has notified Nasdaq that our shares of common stock are ready to trade, Nasdaq will confirm the Current Reference Price for our shares of common stock, in accordance with the Nasdaq rules. If I-Bankers then approves proceeding at the Current Reference Price, the applicable orders that have been entered will be executed at such price and regular trading of our shares of common stock on Nasdaq will commence, subject to Nasdaq conducting validation checks in accordance with Nasdaq rules. I-Bankers will determine when our shares of common stock are ready to trade and approve proceeding at the Current Reference Price primarily based on considerations of volume, timing and price. In particular, I-Bankers will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. If I-Bankers does not approve proceeding at the Current Reference Price (for example, due to the absence of adequate preopening buy and sell interest), I-Bankers will request that Nasdaq delay the open until such a time that sufficient price discovery has been made to ensure a reasonable amount of volume crosses on the opening trade. Notably, if Mudrick Capital, who retains significant ownership of our common stock, does not submit any pre-opening sell orders, there may be a relative reduced volume of pre-opening sell orders and I-Bankers could find it more difficult to determine that sufficient price discovery has been made to open trading at the Current Reference Price. As a result, the absence of sufficient price discovery may result in delays in the opening of trading. For more information, see “Plan of Distribution.”
Additionally, prior to the opening trade, there will not be a price at which underwriters initially sold shares of common stock to the public as there would be in an underwritten initial public offering. The absence of a predetermined initial public offering price could impact the range of buy and sell orders collected by Nasdaq from various broker-dealers. Consequently, upon listing on Nasdaq, the public price of our common stock may be more volatile than in an underwritten initial public offering and could decline significantly and rapidly.
Furthermore, because of our novel listing process on the Nasdaq Capital Market, Nasdaq's rules for ensuring compliance with its initial listing standards, such as those requiring a valuation or other compelling evidence of value, are untested. In the absence of a prior active public trading market for our common stock, if the price of our common stock or our market capitalization fall below those required by Nasdaq's eligibility standards, we may not be able to satisfy the ongoing listing criteria and may be required to delist.

In addition, because of our novel listing process, individual investors, retail or otherwise, may have greater influence in setting the opening public price and subsequent public prices of our common stock on Nasdaq and may participate more in our initial trading than is typical for an underwritten initial public offering. These factors could result in a public price of our common stock that is higher than other investors (such as institutional investors) are willing to pay, which could cause volatility in the trading price of our common stock and an unsustainable trading price if the price of our common stock significantly rises upon listing and institutional investors believe our common stock is worth less than retail investors, in which case the price of our common stock may decline over time. Further, if the public price of our common stock is above the level that investors determine is reasonable for our common stock, some investors may attempt to short our common stock after trading begins, which would create additional downward pressure on the public price of our common stock. To the extent that there is a lack of consumer awareness among retail investors, such lack of consumer awareness could reduce the value of our common stock and cause volatility in the trading price of our common stock.
The public price of our common stock following the listing also could be subject to wide fluctuations in response to the risk factors described in this prospectus and others beyond our control, including:
•	the number of shares of our common stock publicly owned and available for trading;
•	overall performance of the equity markets and/or publicly-listed companies that offer marketing services and SaaS solutions;
•	actual or anticipated fluctuations in our revenue or other operating metrics;
•	our actual or anticipated operating performance and the operating performance of our competitors;
•	changes in the financial projections we provide to the public or our failure to meet these projections;
•
failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet the estimates or the expectations of investors;

•	any major change in our Board, management, or key personnel;
•	the economy as a whole and market conditions in our industry;
•	rumors and market speculation involving us or other companies in our industry;
•
announcements by us or our competitors of significant innovations, new products, services, features, integrations or capabilities, acquisitions, strategic investments, partnerships, joint ventures, or capital commitments;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business, including those related to data privacy and cyber-security in the U.S. or globally;
•	lawsuits threatened or filed against us;
•	other events or factors, including those resulting from war, incidents of terrorism, or responses to these events; and
•	sales or expected sales of our common stock by us and our officers, directors and principal stockholders, including Mudrick Capital.
In addition, stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner often unrelated to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our common stock shortly following the listing of our common stock on Nasdaq as a result of the supply and demand forces described above. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and harm our business, results of operations and financial condition.

Future sales of common stock by our Registered Stockholders and other existing stockholders could cause our share price to decline.
We currently expect our common stock to be listed and traded on Nasdaq. Prior to listing on Nasdaq, there has been no public market for our common stock and there has not been a sustained history of trading in our common stock in “over-the-counter” markets. Moreover, consistent with Regulation M and other federal securities laws applicable to our listing, we have not consulted with Registered Stockholders or other existing stockholders regarding their desire or plans to sell shares in the public market following the listing or discussed with potential investors their intentions to buy our common stock in the open market. While our common stock may be sold after our listing on Nasdaq by the Registered Stockholders pursuant to this prospectus or by our other existing stockholders in accordance with Rule 144 of the Securities Act of 1933, as amended, or the Securities Act, unlike an underwritten initial public offering, there can be no assurance that any Registered Stockholders or other existing stockholders will sell any of their shares of common stock and there may initially be a lack of supply of, or demand for, common stock on Nasdaq. Conversely, there can be no assurance that the Registered Stockholders and other existing stockholders will not sell all of their shares of common stock, resulting in an oversupply of our common stock on Nasdaq. In the case of a lack of supply of our common stock, the trading price of our common stock may rise to an unsustainable level. Further, institutional investors may be discouraged from purchasing our common stock if they are unable to purchase a block of our common stock in the open market due to a potential unwillingness of our existing stockholders to sell a sufficient amount of common stock at the price offered by such institutional investors and the greater influence individual investors have in setting the trading price. If institutional investors are unable to purchase our common stock, the market for our common stock may be more volatile without the influence of long-term institutional investors holding significant amounts of our common stock. In the case of a lack of market demand for our common stock, the trading price of our common stock could decline significantly and rapidly after our listing. Furthermore, the decision by Mudrick Capital, who retains significant ownership of our common stock, to sell, or refrain from selling, shares of common stock from time to time, could impact the market supply and trading volumes of our common stock, thereby affecting market prices and creating additional volatility, which impact will increase if the percentage of shares sold by non-affiliated Registered Stockholders or other existing stockholders from time to time decreases. Therefore, an active, liquid and orderly trading market for our common stock may not initially develop or be sustained, which could significantly depress the public price of our common stock and/or result in significant volatility, which could affect your ability to sell your shares of common stock.
We have outstanding warrants that are exercisable for our common stock. If these warrants are exercised, the number of shares eligible for resale in the public market would increase and result in potential price volatility and dilution to our stockholders.
As of August 31, 2020, we had outstanding warrants to purchase an aggregate of 5,810,634 shares of our common stock at an exercise price of $24.39 per share. The warrants may be exercised in whole or in part at any time prior to their expiration at 5:00 p.m., Pacific Time, on August 15, 2023. To the extent such warrants are exercised, additional shares of our common stock will be issued, which will result in dilution to the holders of our common stock and increase the number of shares eligible for resale in the public market. Resales of substantial numbers of shares in the public market in close proximity to the day that our shares of common stock are initially listed on Nasdaq may increase price volatility which could adversely affect the price of our common stock.
Because of its significant ownership of our common stock, Mudrick Capital has substantial control over our business, and its interests may differ from our interests or those of our other stockholders.
As of June 30, 2020, Mudrick Capital beneficially owned and controlled common stock representing 60.00% of the voting power of our outstanding common stock. See “Description of Capital Stock.” As a result of this ownership or control of our voting securities, Mudrick Capital will have control over the outcome of substantially all matters submitted to our stockholders for approval, including the election of directors. This may delay or prevent an acquisition or cause the public price of our common stock to decline. Mudrick Capital may have interests different from yours. Therefore, the concentration of voting power by Mudrick Capital may have an adverse effect on the price of our common stock.

None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Following our listing, sales of substantial amounts of our common stock in the public markets or the perception that sales might occur, could cause the market price of our common stock to decline.
In addition to the supply and demand and volatility factors discussed above, sales of a substantial number of shares of our common stock into the public market, particularly sales by our directors, executive officers and principal stockholders, or the perception that these sales might occur in large quantities, could cause the market price of our common stock to decline.
As of June 30, 2020, we have 30,829,145 shares of common stock outstanding, the substantial majority of which is currently subject to resale limitations under Rule 144 under the Securities Act. These shares may be immediately sold either by the Registered Stockholders pursuant to this prospectus or by our other existing stockholders under Rule 144 if such shares held by such other stockholders have been beneficially owned by non-affiliates for at least one year. Moreover, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days and assuming the availability of certain public information about us, (i) non-affiliates who have beneficially owned our common stock for at least six months may rely on Rule 144 to sell their shares of common stock and (ii) our directors, executive officers and other affiliates who have beneficially owned our common stock for at least six months, including certain of the shares of common stock covered by this prospectus to the extent not sold hereunder, will be entitled to sell their shares of our common stock subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements.
None of our stockholders are subject to any contractual lock-up or other contractual restriction on the transfer or sale of their shares.
Further, as of June 30, 2020, there were outstanding warrants to purchase an aggregate of 5,810,634 shares of our common stock at an exercise price of $24.39 per share, and in addition, an aggregate of 6,033,422 shares are reserved for the exercise of outstanding options and future awards granted pursuant to our 2016 Stock Incentive Plan. We intend to file one or more registration statements under the Securities Act to register the shares reserved for issuance under our 2016 Stock Incentive Plan and, as a result, all shares of common stock acquired upon vesting or exercise of awards granted under our 2016 Stock Incentive Plan would also be freely tradeable under the Securities Act, unless acquired by our affiliates.
We also may issue our capital stock or securities convertible into our capital stock from time to time in connection with a financing, acquisition, investments, or otherwise, but we will not conduct any such issuance during any period in which this registration statement is effective. Any such issuance could result in substantial dilution to our existing stockholders and cause the public price of our common stock to decline.
The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.
As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes Oxley Act, the listing standards of Nasdaq, on which we will trade and other applicable securities rules and regulations. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly and place significant strain on our personnel, systems and resources. For example, the Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, results of operations and financial condition. Although we have already hired additional employees to assist us in complying with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our operating expenses.
In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.
We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified senior management and members of our Board, particularly to serve on our audit and risk committee and compensation committee and qualified executive officers.
As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, results of operations and financial condition could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims and the time and resources necessary to resolve them, could divert the resources of our management and harm our business, results of operations and financial condition.
If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our common stock and trading volume could decline.
The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us and/or our business. Securities and industry analysts do not currently and may never, publish research on our company. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our common stock would be negatively affected. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us on a regular basis, demand for our common stock could decrease, which might cause our common stock price and trading volume to decline.
Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.
Our fourth amended and restated certificate of incorporation and second amended and restated bylaws that will be in effect prior to the completion of this listing provide that we will indemnify our directors and officers, in each case, to the fullest extent permitted by Delaware law. Pursuant to our charter, our directors will not be personally liable to the company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except (i) acts that breach his or her duty of loyalty to the company or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violation of the law, (iii) pursuant to Section 174 of the Delaware General Corporation Law (the “DGCL”) or (iv) for any transaction from which the director derived an improper personal benefit. The bylaws also require us, if so requested, to advance expenses that such director or officer actually and reasonably incurred in defending a threatened or pending action, suit or proceeding, whether civil, criminal, administrative or investigative, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.
We may elect to take advantage of the “controlled company” exemption to the corporate governance rules for publicly-listed companies, which could make our common stock less attractive to some investors or otherwise harm our stock price.
Because we qualify as a “controlled company” under the corporate governance rules for publicly-listed companies, we are not required to have a majority of our Board be independent under the applicable rules of Nasdaq, nor are we required to have a compensation committee or a nominating and corporate governance committee comprised entirely of independent directors. We will not avail ourselves of these exceptions at listing, but may do so in the future so long as we qualify as a “controlled company.” Accordingly, should the interests of our Sponsors differ from those of other stockholders, the other stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance rules for publicly-listed companies. Our status as a controlled company could make our common stock less attractive to some investors or otherwise harm our stock price.
Because we do not intend to pay cash dividends in the foreseeable future, you may not receive any return on investment unless you are able to sell your common stock for a price greater than your purchase price.
We have never declared nor paid cash dividends on our capital stock. We do not intend in the foreseeable future to pay any dividends to holders of our common stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or to pay any dividends in the foreseeable future. Additionally, our ability to generate income and pay dividends is dependent on the ability of our subsidiaries to declare and pay dividends or lend funds to us. Future indebtedness of or jurisdictional requirements on our subsidiaries may prohibit the payment of dividends or the making or repayment of loans or advances to us. Consequently, the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which investors have purchased their shares. However, the payment of future dividends will be at the discretion of our Board, subject to applicable law and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions that apply to the payment of dividends and other considerations that our Board deems relevant. See “Dividend Policy.” As a consequence of these limitations and restrictions, we may not be able to make the payment of dividends on our common stock.
Anti-takeover provisions in our fourth amended and restated certificate of incorporation and second amended and restated bylaws and certain provisions of Delaware law could delay or prevent a change of control that may be favored by some stockholders.
We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. In addition, provisions in our certificate of incorporation and bylaws may discourage, delay or prevent a merger or other change of control transaction that stockholders may consider favorable. These provisions may also make it more difficult for our stockholders to change our Board and senior management.
Among other things, these provisions:
•	provide for a classified Board with staggered three-year terms;
•	do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;
•	delegate the sole power of a majority of the Board to fix the number of directors;
•	provide the power of our Board to fill any vacancy on our Board, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;
•	generally eliminate the ability of stockholders to call special meetings of stockholders and generally prohibit stockholder action to be taken by written consent; and
•	establish advance notice requirements for nominations for election to our Board or for proposing matters that can be acted on by stockholders at stockholder meetings.
In addition, our Board has the authority to cause us to issue, without any further vote or action by the stockholders, up to 50,000,000 shares of preferred stock, par value $0.01 per share, in one or more series, to designate the number of shares constituting any series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price, or prices and liquidation preferences of such series. The issuance of shares of preferred stock or the adoption of a stockholder rights plan may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders, even where stockholders are offered a premium for their shares. See “Description of Capital Stock — Anti-takeover Provisions.”

Further, under the agreements governing our Senior Credit Facilities, a change of control would cause us to be in default. In the event of a default, the administrative agent under our Senior Credit Facilities would have the right (or, at the direction of lenders holding a majority of the loans and commitments under our Senior Credit Facilities, the obligation) to accelerate the outstanding loans and to terminate the commitments under our Senior Credit Facilities, and if so accelerated, we would be required to repay all of our outstanding obligations under our Senior Credit Facilities.
In addition, several of our agreements with local telephone service providers require their consent to any assignment by us of our rights and obligations under the agreements. We may from time to time enter into new Contracts that contain change of control provisions that limit the value of, or even terminate, the contract upon a change of control. The consent rights in these agreements might discourage, delay or prevent a transaction that a stockholder may consider favorable.
Our second amended and restated bylaws will provide, subject to certain exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, or stockholders.
Our second amended and restated bylaws will provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; (iii) any action asserting a claim against us, any director or our officers or employees arising pursuant to any provision of the DGCL, our fourth amended and restated certificate of incorporation or our second amended and restated bylaws; or (iv) any action asserting a claim against us, any director or our officers or employees that are governed by the internal affairs doctrine. This exclusive forum provision will not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws and rules and regulations promulgated thereunder for which there is exclusive federal or concurrent federal and state jurisdiction. The federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act, the Exchange Act or the rules and regulations promulgated thereunder, and investors cannot waive Thryv’s compliance with these laws, rules and regulations. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our fourth amended and restated certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees, or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision that will be contained in our second amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition and results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements, including, without limitation, statements concerning the conditions of our industry and our operations, performance, and financial condition, including, in particular, statements relating to our business, growth strategies, product development efforts, and future expenses. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects,” and similar references to future periods, or by the inclusion of forecasts or projections. Examples of forward-looking statements include, but are not limited to, statements we make regarding the outlook for our future business and financial performance, such as those contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy, and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. As a result, our actual results may differ materially from those contemplated by the forward-looking statements. Accordingly, we caution you against relying on forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include regional, national, or global political, economic, business, competitive, market, and regulatory conditions and the following:
•	significant competition for our Marketing Services solutions and SaaS offerings which include companies who use components of our SaaS offerings provided by third parties;
•	we may not maintain profitability;
•	we may not manage our growth effectively;
•	we may not be able to transition our Marketing Services clients to our Thryv platform, sell our platform into new markets or further penetrate existing markets;
•
the effect of COVID-19 on our business, including the measures to reduce its spread, and the impact on the economy and demand for our services, which may precipitate or exacerbate other risks and uncertainties;

•	we may not maintain our strategic relationships with third-party service providers;
•	internet search engines and portals potentially terminating or materially altering their agreements with us;
•	we may not keep pace with rapid technological changes and evolving industry standards;
•	our SMB clients potentially opting not to renew their agreements with us or renewing at lower spend;
•	potential system interruptions or failures, including cyber-security breaches, identity theft, data loss, unauthorized access to data or other disruptions that could compromise our information;
•	our potential failure in identifying and acquiring suitable acquisition candidates;
•	the potential loss of one or more key employees or our inability to attract and to retain highly skilled employees;
•	we may not maintain the compatibility of our Thryv platform with third-party applications;
•	we may not successfully expand our current offerings into new markets or further penetrate existing markets;
•	our potential failure to provide new or enhanced functionality and features;
•	our potential failure to comply with applicable privacy, security and data laws, regulations and standards;
•	potential changes in regulations governing privacy concerns and laws or other domestic or foreign data protection regulations;
•	our potential failure to meet service level commitments under our client contracts;
•	our potential failure to offer high-quality or technical support services;
•	our Thryv platform and add-ons potentially failing to perform properly;
•	the potential impact of future labor negotiations; and
•	we may not protect our intellectual property rights, proprietary technology, information, processes, and know-how.

USE OF PROCEEDS
The Registered Stockholders may, or may not, elect to sell shares of our common stock covered by this prospectus. To the extent any Registered Stockholder chooses to sell shares of our common stock covered by this prospectus, we will not receive any proceeds from any such sales of our common stock. See “Principal and Registered Stockholders.”

DIVIDEND POLICY
We do not currently intend to pay cash dividends on our common stock in the foreseeable future. We currently intend to retain any future earnings. Any future determination to declare cash dividends will be made at the discretion of our Board, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our Board may deem relevant.
Thryv Holdings, Inc. is a holding company that does not conduct any business operations of its own. As a result, our ability to pay cash dividends on our common stock is dependent upon cash transfers and other distributions from our subsidiaries. Our ability to pay dividends is also currently restricted by the terms of our Senior Credit Facilities and may be further restricted by any future indebtedness we incur.
See “Risk Factors — Risks Related to Ownership of Our Common Stock — Because we do not intend to pay cash dividends in the foreseeable future, you may not receive any return on investment unless you are able to sell your common stock for a price greater than your purchase price,” “Risks Related to Our Indebtedness — Thryv Holdings, Inc. is a holding company and relies on transfers of funds and other payments from its subsidiaries to meet its obligations,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources,” “Description of Material Indebtedness — Certain Covenants, Representations and Warranties” and “Description of Capital Stock.”

CAPITALIZATION
The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2020.
This table should be read in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial Data and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock,” and the consolidated financial statements and notes thereto appearing elsewhere in this prospectus.
As of June 30, 2020
(in thousands, except share data) (unaudited)
Cash and cash equivalents	$1,589

Total debt(1)	$658,562
Stockholders’ equity:
Common stock - $.01 par value, 250,000,000 shares authorized; 57,463,943 shares issued and 30,829,145 shares outstanding at June 30, 2020	574
Additional paid-in capital	1,009,001
Treasury stock - 26,634,798 shares at June 30, 2020	(468,588)
Accumulated (deficit)	(504,487)
Total stockholders’ equity	$36,500
Total capitalization	$695,062
(1)
For a discussion of our existing indebtedness, see “Description of Material Indebtedness”, Note 11, Debt Obligations, to our audited annual consolidated financial statements, and Note 7, Debt Obligations, to our unaudited interim condensed consolidated financial statements, included elsewhere in this prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA AND OTHER DATA
The following tables set forth our selected historical consolidated financial data for the periods and as of the dates indicated. We derived the consolidated statements of operations data for the years ended December 31, 2019, 2018 and 2017 and the consolidated balance sheet data as of December 31, 2019 and 2018 from our audited annual consolidated financial statements and related notes thereto included elsewhere in this prospectus. We derived the consolidated statements of operations data for the six months ended June 30, 2020 and 2019 and the consolidated balance sheet data as of June 30, 2020 from our unaudited interim condensed consolidated financial statements and related notes thereto included elsewhere in this prospectus.
In 2016, Dex Media, Inc. and certain of its affiliates filed with the United States Bankruptcy Court for the District of Delaware a proposed joint voluntary prepackaged Chapter 11 plan of reorganization. We applied fresh start accounting on July 31, 2016, resulting in a new basis of accounting. References to the five months ended December 31, 2016 and subsequent periods relate to the Successor (“Successor”). References to the seven months ended July 31, 2016 and periods prior relate to the Predecessor Company (“Predecessor”). As a result of fresh start accounting, the Successor and Predecessor periods may not be comparable. We derived our consolidated statements of operations data for the five months ended December 31, 2016 (Successor), the seven months ended July 31, 2016 (Predecessor), and the year ended December 31, 2015 (Predecessor) as well as the consolidated balance sheet data as of December 31, 2017 (Successor), December 31, 2016 (Successor) and December 31, 2015 (Predecessor), from our consolidated financial statements and related notes thereto not included in this prospectus.
Our historical results are not necessarily indicative of future net income (loss). The information set forth below should be read in conjunction with “Prospectus Summary — Summary Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization,” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

Consolidated Statements of Operations Data:
	Successor						Predecessor
	Six Months Ended June 30,		Years Ended December 31,			Five Months Ended December 31, 2016	Seven Months Ended July 31, 2016	Year Ended December 31, 2015
	2020(1)(2)	2019(1)(2)	2019(1)(2)	2018(1)(2)	2017(2)
	(in thousands, except share and per share data) (unaudited)		(in thousands, except share and per share data)
Revenue	$622,182	$757,128	$1,421,374	$1,784,401	$1,318,166	$230,341	$712,628	$1,498,074
Operating expenses:
Cost of services (exclusive of depreciation and amortization)	191,594	255,285	476,355	647,288	553,293	135,546	267,330	510,994
Sales and marketing	141,164	182,913	352,740	469,238	370,548	87,429	176,954	345,630
General and administrative	82,547	96,375	179,956	238,554	223,887	12,633	87,558	165,792
Depreciation and amortization	75,429	104,814	206,270	266,975	301,435	128,947	150,454	410,415
Impairment charges(3)	18,230	4,999	—	—	—	712,795	—	—
Total operating expenses	508,964	644,386	1,215,321	1,622,055	1,449,163	1,077,350	682,296	1,432,831

Operating income (loss)	113,218	112,742	206,053	162,346	(130,997)	(847,009)	30,332	65,243
Other income (expense):
Interest expense	(37,942)	(47,402)	(92,951)	(82,697)	(67,815)	(27,584)	(134,753)	(354,612)
Other components of net periodic pension cost	(1,137)	(3,686)	(53,161)	(516)	(40,804)	(35,702)	(1,475)	(14,961)
(Loss) gain on early extinguishment of debt	—	(6,375)	(6,375)	(18,375)	751	1,056	—	1,250
Reorganization items and fresh start adjustments, net(4)	—	—	—	—	—	—	1,843,991	—
Income (loss) before (provision) benefit for income taxes	74,139	55,279	53,566	60,758	(238,865)	(909,239)	1,738,095	(303,080)
(Provision) benefit for income taxes	(34,573)	(17,450)	(18,062)	(8,487)	67,541	286,724	(441,500)	39,617
Net income (loss)	$39,566	$37,829	$35,504	$52,271	$(171,324)	$(622,515)	$1,296,595	$(263,463)
Net income (loss) per common share:
Basic	$1.24	$0.78	$0.87	$0.91	$(3.04)	$(11.21)	$74.01	$(14.98)
Diluted	$1.15	$0.74	$0.82	$0.88	$(3.04)	$(11.21)	$74.01	$(14.98)
Weighted-average shares used in computing basic and diluted net income (loss) per common share:
Basic	32,007,114	48,332,797	40,845,128	57,331,622	56,436,681	55,526,907	17,518,888	17,584,843
Diluted	34,414,996	51,307,184	43,465,998	59,631,195	56,436,681	55,526,907	17,518,888	17,584,843

Consolidated Balance Sheet Data:
	Successor					Predecessor
	As of June 30,	As of December 31,				As of December 31,
	2020(1)(2)(3)	2019(1)(2)(3)	2018(1)(2)	2017(2)	2016(3)(4)	2015
	(in thousands) (unaudited)	(in thousands)
Cash and cash equivalents	$1,589	$1,912	$34,169	$2,038	$41,409	$175,057
Adjusted working capital(5)	195,384	221,128	321,714	69,906	204,958	260,406
Total assets(6)	1,300,716	1,388,292	1,653,488	1,747,928	1,253,096	1,267,565
Current maturities of long-term debt	—	—	—	—	—	2,301,167
Long-term debt obligations	658,562	714,392	545,861	812,012	481,287
Financing obligations	55,849	56,117	57,343	60,460	—	—
Total liabilities(6)	1,264,216	1,361,032	1,225,148	1,534,372	886,389	2,648,668
Total stockholders’ equity (deficit)	36,500	27,260	428,340	213,556	366,707	(1,381,103)
(1)
The Company’s operating results and financial position for the years ended December 31, 2019 and 2018 were impacted by the adoption of ASC 606. The Company used the modified retrospective method of adoption. Results for reporting periods beginning January 1, 2018 are presented under ASC 606, while prior period amounts were not adjusted and continue to be reported in accordance with the historical accounting guidance under ASC 605. The adoption of ASC 606 resulted in a decrease to revenues of $8.6 million for the year ended December 31, 2018. See Note 1, Description of Business and Summary of Significant Accounting Policies, and Note 2, Revenue Recognition, to our audited annual consolidated financial statements included elsewhere in this prospectus for more information. Results for the six months ended June 30, 2020 and 2019 were presented under ASC 606.

(2)
The Company’s operating results and financial position for the six months ended June 30, 2020 and 2019, and for the years ended December 31, 2019, 2018 and 2017 were impacted by the YP Acquisition, which occurred on June 30, 2017. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In addition, see Note 3, Acquisitions, to our audited annual consolidated financial statements included elsewhere in this prospectus for more information.

(3)
Impairment charges recorded during the six months ended June 30, 2020 are the result of the Company closing certain office buildings in response to their “Remote First” plan, announced on June 23, 2020. Impairment charges of $5.0 million recorded during the six months ended June 30, 2019 are due to consolidating operations at certain locations. Impairment charges of $5.7 million for the year ended December 31, 2019, which are reflected in General and administrative expense, are also due to consolidating operations at certain locations. There were no impairment charges recorded for the years ended December 31, 2018 or 2017. During the five months ended December 31, 2016, the Company recorded a goodwill impairment charge of $712.8 million.

(4)
In July 2016, the Predecessor successfully emerged from bankruptcy. As a result of fresh start accounting, the Company recorded a pre-tax net gain of $1,844.0 million for reorganization items, including pre-emergence gains of $630.2 million associated with the discharge of liabilities and $1,299.9 million associated with fresh start adjustments, offset by a charge of $86.1 million.

(5)	Adjusted working capital is defined as current assets minus current liabilities excluding current maturities of long-term debt obligations, as applicable.
(6)
The Company’s financial position for the six months ended June 30, 2020 and 2019, and for the year ended December 31, 2019 were impacted by the adoption of ASC 842. The Company used the modified retrospective method of adoption. For reporting periods beginning January 1, 2019, leases are presented under ASC 842, while prior period amounts are not adjusted and continue to be reported in accordance with the historical accounting guidance under ASC 840. As of December 31, 2019, the consolidated balance sheet included an operating lease liability of $38.4 million and right-of-use assets of $39.0 million. As of June 30, 2020, the condensed balance sheet included an operating lease liability of $34.4 million and right-of-use assets of $23.3 million. See Note 1, Description of Business and Summary of Significant Accounting Policies and Note 10, Leases, to our audited annual consolidated financial statements included elsewhere in this prospectus for more information.

Key Business Metrics
We review a number of operating metrics, including the following key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. For additional information about our key business metrics, please see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics.”
	As of and for Six Months Ended June 30,		As of and for Years Ended December 31,
	2020	2019	2019	2018	2017
	(in thousands, except for dollars)
Clients:
Marketing Services	349	422	387	467	579
SaaS	44	52	47	54	36
Total(1)	365	439	403	484	589
ARPU (Monthly):
Marketing Services	$ 224	$ 238	$ 235	$ 250	$ 262
SaaS	236	210	219	201	210
Total(2)	$243	$254	$252	$262	$269
Monthly Active Users - SaaS (“MAUs”)(3)	26	25	23	23	—

(1)
Marketing Services clients plus SaaS clients are greater than Total clients since clients that purchase both Marketing Services and SaaS are considered only one client in the Total client count when the accounts are managed by the same business entity or individual.

(2)	Total monthly ARPU is higher than the individual monthly ARPUs for Marketing Services and SaaS due to clients that purchase both Marketing Services and SaaS solutions.
(3)	We began tracking MAUs starting with our upgraded platform in 2018.
Non-GAAP Financial Measures
The following is the reconciliation of Adjusted EBITDA to its most directly comparable U.S. GAAP measure, net income. For a discussion of Adjusted EBITDA, please refer to “Non-GAAP Financial Measures,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”
	Six Months Ended June 30,		Years Ended December 31,
	2020	2019	2019	2018	2017
	(in thousands)
Reconciliation of Adjusted EBITDA
Net income (loss)	$ 39,566	$ 37,829	$ 35,504	$ 52,271	$ (171,324)
Interest expense	37,942	47,402	92,951	82,697	67,815
Provision (benefit) for income taxes	34,573	17,450	18,062	8,487	(67,541)
Depreciation and amortization expense	75,429	104,814	206,270	266,975	301,435
Loss (gain) on early extinguishment of debt	—	6,375	6,375	18,375	(751)
Restructuring and integration charges(a)	17,192	22,904	45,960	87,307	65,645
Transaction costs(b)	9,766	—	6,081	—	—
Stock-based compensation expense(c)	(5,484)	14,399	14,119	39,604	23,364
Other components of net periodic pension cost(d)	1,137	3,686	53,161	516	40,804
Non-cash loss (gain) from remeasurement of indemnification asset(e)	4,418	910	4,093	(9,518)	(6,191)
Impairment charges(f)	18,230	4,999	—	—	—
Other(g)	(1,855)	20	(943)	10,991	6,291
Adjusted EBITDA	$230,914	$260,788	$481,633	$557,705	$259,547
(a)
For the six months ended June 30, 2019, and for the years ended December 31, 2019, 2018, and 2017, Restructuring and integration charges include severance benefits, facility exit costs, system consolidation and integration costs, and professional consulting and advisory services costs related to the YP Acquisition. The restructuring and integration efforts associated with the YP Acquisition were completed as of December 31, 2019. See Note 6 and Note 4, Restructuring and Integration Expenses, to our audited annual consolidated financial statements and unaudited interim condensed consolidated financial statements, respectively, included elsewhere in this prospectus. For the six months ended June 30, 2020, expenses relate to periodic efforts to enhance efficiencies and reduce costs, and include severance benefits, loss on disposal of fixed assets and capitalized software, and costs associated with abandoned facilities and system consolidation. A portion of the severance benefits, amounting to $5.0 million, resulted from COVID-19. For further detail on severance benefits, see Note 6, Accrued Liabilities, to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

(b)	Expenses related to the direct listing and other transaction costs.
(c)
The Company records stock-based compensation expense related to the amortization of grant date fair value of the Company’s liability classified stock-based compensation awards. Additionally, stock-based compensation expense includes the remeasurement of these awards at each period end. See Note 3, Fair Value Measurements, to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

(d)
Other components of net periodic pension cost is from our non-contributory defined benefit pension plans that are currently frozen and incur no additional service costs. The most significant component of other components of net periodic pension cost relates to the annual mark to market pension remeasurement. The Company recorded a remeasurement loss of $0.7 million for the six months ended June 30, 2020. No remeasurement losses were recorded for the six months ended June 30, 2019. The Company recorded a remeasurement loss of $45.4 million during the year ended December 31, 2019, a remeasurement gain of $3.5 million during the year ended December 31, 2018 and a remeasurement loss of $40.3 million during the year ended December 31, 2017. See Note 12 and Note 8, Pensions, to our audited annual consolidated financial statements and unaudited interim condensed consolidated financial statements, respectively, included elsewhere in this prospectus for more information.

(e)
In connection with the YP Acquisition, the seller provided the Company indemnity for future potential losses associated with certain federal and state tax positions taken in tax returns filed by the seller prior to the Acquisition Date. The indemnity covers potential losses in excess of $8.0 million and is capped at an amount equal to the lesser of the UTP Liability or the current fair value of the 1,804,715 Shares. See Note 3, Acquisitions, to our audited annual consolidated financial statements included elsewhere in this prospectus for more information.

(f)
Impairment charges recorded during the six months ended June 30, 2020 are due to the Company closing certain office buildings as part of becoming a “Remote First” company. Impairment charges of $5.0 million and $5.7 million recorded during the six months ended June 30, 2019 and the year ended December 31, 2019, respectively, are due to consolidating operations at certain locations and are included in Restructuring and integration charges in the statement of operations. There were no impairment charges recorded for the years ended December 31, 2018 or 2017.

(g)	Other primarily includes expenses related to potential non-income based tax liabilities.
The following is the reconciliation of Free Cash Flow to its most directly comparable U.S. GAAP measure, Net cash provided by operating activities. For a discussion of Free Cash Flow, please refer to “Non-GAAP Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”
	Six Month Ended June 30,		Years Ended December 31,
	2020	2019	2019	2018	2017
	(in thousands)
Reconciliation of Free Cash Flow
Net cash provided by operating activities	$97,871	$123,542	$270,599	$347,061	$240,793
Cash expenditures for additions to fixed assets and capitalized software	(12,975)	(5,956)	(26,065)	(27,429)	(19,992)
Free Cash Flow	$ 84,896	$ 117,586	$ 244,534	$ 319,632	$ 220,801

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
The following is a discussion and analysis of our financial condition and results of operations as of and for the periods presented and should be read in conjunction with the sections entitled “Prospectus Summary — Summary Historical Consolidated Financial Data,” “Selected Historical Consolidated Financial Data and Other Data,” and our consolidated financial statements, and the related notes thereto, included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements, including statements regarding industry outlook, our expectations for the future of our business, and our liquidity and capital resources as well as other non-historical statements. These statements are based on current expectations and are subject to numerous risks and uncertainties, including but not limited to the risks and uncertainties described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by these forward-looking statements.
Overview
We are dedicated to supporting local, independent businesses and franchises by providing innovative marketing solutions and cloud-based tools to the entrepreneurs who run them.
We are one of the largest companies in the United States that provides SMBs with print and digital marketing solutions and SaaS end-to-end customer experience tools. Our solutions enable our SMB clients to generate new business leads, manage their customer relationships and run their day-to-day business operations.
We serve over 360,000 SMB clients through two business segments: Marketing Services and SaaS.
Our Marketing Services segment provides both print and digital solutions and generated $559.0 million and $1,292.8 million of consolidated total revenues for the six months ended June 30, 2020 and the year ended December 31, 2019, respectively. Our Marketing Services offerings include our owned and operated PYP, proprietary IYP, SEM solutions and other digital media solutions, which include stand-alone websites, online display and social advertising, online presence and video and SEO tools. Our SaaS segment generated $63.1 million and $128.6 million of consolidated total revenues for the six months ended June 30, 2020 and year ended December 31, 2019, respectively. Our primary SaaS offerings include our Thryv platform, our flagship SMB end-to-end customer experience platform, and Thryv Leads.
On June 30, 2017, the Company completed the YP Acquisition which strengthened its position as a leading provider of print and digital marketing solutions and SaaS end-to-end customer experience tools to locally owned businesses. The YP Acquisition expanded our IYP portfolio to include The Real Yellow Pages and Yellowpages.com, enlarged our geographical footprint, and provided us with a significant increase in both clients and sales representatives.
Our expertise in delivering solutions for our client base is rooted in our deep history of serving SMBs. We have worked for decades in our local communities, providing marketing solutions to SMBs. We have found that SMBs need technology solutions to communicate with the large portion of consumers who now do business via their smartphones. In response, we launched our SaaS business in 2015 to provide SMBs with the resources needed to effectively compete for today’s mobile consumers. In 2020, SMB demand for integrated technology solutions continues to grow as SMBs adapt their business and service model to facilitate remote working and virtual interactions. This trend has accelerated from March 2020 onwards.
In 2019, we delivered more than 67 million PYP directories to strategically targeted American homes whose demographics indicate a higher propensity to use print marketing solutions. In 2019, our PYP, IYP, SaaS and other lead generation solutions delivered more than 76 million consumer business leads to SMBs nationwide. In addition, in 2019, we generated approximately 4.4 billion U.S. consumer references to, or views of, our PYP and IYP sites and IYP partner sites.
Recent Developments — COVID-19
In March 2020, the World Health Organization categorized COVID-19 as a pandemic. The outbreak of COVID-19 and public and private sector measures to reduce its transmission, such as the imposition of social distancing and orders to work-from-home, stay-at-home and shelter-in-place, have significantly disrupted the global economy, resulting in an adverse effect to the business operations of certain SMBs. However, many of our

SMB clients operate businesses designated as “essential” by state and local authorities administering shelter-in-place orders, and have continued to operate during the COVID-19 pandemic. Therefore, the impact of COVID-19 and the related regulatory and private sector response on our financial and operating results in the three months ended June 30, 2020 was somewhat mitigated as many of our clients continue to operate during this pandemic.
In our Marketing Services segment, some clients elected to pause their online advertising programs. Marketing Services segment revenue decreased by $133.2 million, or 19.2%, during the six months ended June 30, 2020 compared to the corresponding period in 2019, primarily due to the continued trending decline in demand for print and digital services and increased competition. This trending decline in Marketing Services, which also experienced a 22.1% decline in revenue in 2019 compared to 2018, predated the COVID-19 pandemic. While the ongoing impact of the COVID-19 pandemic on our revenues depends upon the rate of continued spread of the virus as well as regulatory and private sector response, we expect Marketing Services revenues will continue to be impacted primarily by trends predating the COVID-19 pandemic.
In our SaaS segment, we have experienced a recent increase in demand as SMBs seek integrated technology solutions to facilitate virtual interactions with their customers in lieu of in-person interactions. Because of this recent increase in demand, the number of new clients has increased by 51% during the six months ended June 30, 2020 compared to the year ended December 31, 2019. We have seen continued strength in demand during this period from many of our key categories such as home services and professional services.
We have taken steps to mitigate the overall potential impact of the COVID-19 pandemic on our operating results by enhancing the capabilities of our inside and outside sales force while also actively managing costs. We minimized business disruptions by quickly and proactively transitioning our sales and client support teams into a remote working environment and providing increased training, technical capabilities and resources to enable virtual interactions with our clients. Additionally, in March 2020 we began offering certain incentives to select clients, including free advertising or headings, free digital and SaaS services for up to two months, and payment extensions of up to three months. During the six months ended June 30, 2020, these incentives resulted in an immaterial reduction in revenue and operating cash flows. During the second half of 2020, new requests for incentives have continued to decline and clients who accepted incentives in the first half of 2020 have started to resume contractual terms and pricing. Depending upon future developments and spread of the virus, we do not expect incentives as a result of COVID-19 to be offered beyond 2020. With respect to managing our costs, steps we have taken include cuts in non-essential spending, reduction in force, suspension of merit raises, suspension of our employee 401(k) match program, decrease of the discretionary bonus pool and decrease of other selected human resources benefits. We believe the majority of these cost saving measures will be temporary in nature. During the six months ended June 30, 2020, we recognized severance expense of $5.0 million related to employee terminations and an incremental $5.4 million in allowance for credit losses attributable to the economic downturn caused by COVID-19. In addition, we remain committed to our variable cost structure and to limiting our capital expenditures, which will allow the Company to continue operating with relatively low working capital needs.
On June 23, 2020, we announced our plans to become a “Remote First” company, meaning that the majority of our workforce will continue to operate in a remote working environment indefinitely. As a result, we have closed certain office buildings, including most of the space at our corporate headquarters in Dallas. We will keep certain other office buildings open to house essential employees who cannot perform their duties remotely, such as employees who work in our data centers in Dallas and Virginia. The closures of our offices resulted in impairment charges totaling $18.2 million for the six months ended June 30, 2020.
While the effects of the COVID-19 pandemic have impacted our financial results for the six months ended June 30, 2020, the overall impact was somewhat mitigated by the nature of our client base (SMBs offering services related to home, health and wellness, automotive, etc., and certain SMBs designated as “essential” by state and local authorities), the terms of our print agreements, and the gradual increase in demand for our Thryv platform. The increase in demand for our Thryv platform and our decision to target higher spend and higher retention clients have also somewhat mitigated the impact of a reduced salesforce on the Company’s ability to generate revenues.
Since June 30, 2020, we have continued to see trends similar to those experienced during the most recent quarter, including an increase in demand for our SaaS solutions and a continuing trend of decline in our

Marketing Services business. The challenges we face in the future relating to COVID-19 will depend largely, we believe, on the impact that the continuing spread of the virus and regulatory and private sector response have on our current and prospective clients, including their ability and willingness to purchase our solutions, the timing of their purchasing decisions and the willingness of existing clients to renew subscriptions for our solutions. Although to date, we do not believe the COVID-19 pandemic has had a material impact on our operational performance, financial performance, or liquidity, it is difficult to predict what the ongoing impact of the pandemic will be on the economy, our clients and our business.
Factors Affecting Our Performance
Our operations can be impacted by, among other factors, general economic conditions and increased competition with the introduction of new technologies and market entrants. We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including those listed below and those discussed in the section titled “Risk Factors.”
Ability to Attract and Retain Clients
Our revenue growth is driven by our ability to attract and retain SMB clients. To do so, we must deliver solutions that address the challenges currently faced by SMBs at a value-based price point that an SMB can afford.
Our strategy is to expand the use of our solutions by introducing our SaaS solutions to new SMB clients, as well as our current Marketing Services clients. This strategy includes capitalizing on the increased needs of SMBs for solutions that facilitate a remote working environment and virtual interactions. This strategy will require substantial sales and marketing capital.
Investment in Growth
We intend to continue to invest in the growth of our SaaS segment. We have selectively utilized a portion of the cash generated from our Marketing Services segment to support initiatives in our evolving SaaS segment, which has represented an increasing percentage of total revenue since launch. The SaaS segment became profitable during 2019. We will continue to improve our SaaS solutions by analyzing user behavior, expanding features, improving usability, enhancing our onboarding services and customer support and making version updates available to SMBs. We believe these initiatives will ultimately drive revenue growth; however, such improvements will also increase our operating expenses.
Ability to Grow Through Acquisition
Our growth prospects depend upon our ability to successfully develop new markets. We currently serve the United States SMB market and plan to leverage strategic acquisitions to expand our client base domestically and enter new markets internationally. Identifying proper targets and executing strategic acquisitions may take substantial time and capital. We believe that acquisitions of marketing services companies will expand our client base and provide additional opportunities to offer our SaaS solutions. Our success largely depends on our ability to identify and execute acquisition opportunities and our ability to establish relationships with new SMBs.
Key Business Metrics
We review several operating metrics, including the following key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. We believe these key metrics are useful to investors both because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making, and they may be used by investors to help analyze the health of our business.
Total Clients
We define total clients as the number of SMB accounts with one or more revenue-generating solutions in a particular period. For quarter- and year-ending periods, total clients from the last month in the period are reported. A single client may have separate revenue-generating accounts for multiple Marketing Services solutions or SaaS offerings, but we count these as one client when the accounts are managed by the same business entity or individual. Although infrequent, where a single organization has multiple subsidiaries, divisions, or segments, each business entity that is invoiced by us is treated as a separate client. We believe that the number of total clients is an indicator of our market penetration and potential future business opportunities. We view the mix between Marketing Services clients and SaaS clients as an indicator of potential future opportunities to offer our SaaS solutions to our Marketing Services clients.
Marketing Services Clients
Clients that purchase one or more of our Marketing Services solutions are included in this metric. These clients may or may not also purchase subscriptions to our SaaS offerings.
SaaS Clients
Clients that purchase subscriptions to our SaaS offerings are included in this metric. These clients may or may not also purchase one or more of our Marketing Services solutions.
	As of June 30,		As of December 31,
	2020	2019	2019	2018	2017
	(in thousands)
Clients
Marketing Services	349	422	387	467	579
SaaS	44	52	47	54	36
Total(1)	365	439	403	484	589
(1)
Marketing Services clients plus SaaS clients are greater than Total clients since clients that purchase both Marketing Services and SaaS are considered only one client in the Total client count when the accounts are managed by the same business entity or individual.

Marketing Services clients decreased by 38 thousand, or 10%, as of June 30, 2020 compared to December 31, 2019. Marketing Services clients decreased by 73 thousand, or 17%, as of June 30, 2020 compared to June 30, 2019. Marketing Services clients decreased by 80 thousand, or 17%, as of December 31, 2019 compared to December 31, 2018. Marketing Services clients decreased by 112 thousand, or 19%, as of December 31, 2018 compared to December 31, 2017. The decrease in Marketing Services clients for all periods was related to a secular decline in the print media industry. The decline in the digital portion of our Marketing Services business was due to significant competition in the consumer search and display space, particularly from large, well-capitalized businesses such as Google, Yelp and Facebook.
SaaS clients decreased by 3 thousand, or 6%, as of June 30, 2020 compared to December 31, 2019. SaaS clients decreased by 8 thousand, or 15%, as of June 30, 2020 compared to June 30, 2019. SaaS clients decreased by 7 thousand, or 13%, as of December 31, 2019 compared to December 31, 2018. The decrease in SaaS clients in each period was the result of an intentional strategic move by us to target higher spend, higher retention clients in lieu of lower-spend, higher churn clients. As part of this strategy, we discontinued sale of lower-priced tiers of our Thryv platform, which led to higher ARPU for the six months ended June 30, 2020 and the year ended December 31, 2019. In making this strategic shift, our SaaS client count has decreased while SaaS ARPU has increased, and we expect this trend to continue into fiscal year 2021.
SaaS clients increased by 18 thousand, or 50%, as of December 31, 2018 compared to December 31, 2017. The increase was partially driven by the YP Acquisition, which resulted in additional clients and an increase in the size of our sales force. The additional sales personnel increased our capacity to offer SaaS solutions to our client base. In addition, we embarked on an aggressive acquisition of a large number of low-ARPU clients during this time as we sought to increase our client base. As noted previously, we shifted away from that strategy starting in 2019 in favor of pursuing fewer clients with higher priced tiers which led to higher ARPU.
Total clients decreased by 38 thousand, or 9%, as of June 30, 2020 compared to December 31, 2019. Total clients decreased by 74 thousand, or 17%, as of June 30, 2020 compared to June 30, 2019. Total clients decreased by 81 thousand, or 17%, as of December 31, 2019 compared to December 31, 2018. Total clients decreased by 105 thousand, or 18%, as of December 31, 2018 compared to December 31, 2017. The primary driver of the decreases in total clients during these periods was due to the secular decline in the print media business combined with increasing competition in the digital media space.

Monthly ARPU
We define monthly ARPU as our total client billings for a particular month divided by the number of revenue-generating units during the same month. For each reporting period, the weighted average monthly ARPU from all the months in the period are reported. We define units as SMB accounts with one or more revenue-generating solutions in a particular month. Units are synonymous with clients. As monthly ARPU varies based on the amounts we charge for our services, we believe it can serve as a measure by which investors can evaluate trends in the types and levels of services across our client base. Our measurement of ARPU helps us understand the rate at which we are monetizing our client base.
	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018	2017

ARPU (Monthly)
Marketing Services	$224	$238	$235	$250	$262
SaaS	236	210	219	201	210
Total(1)	$ 243	$254	$252	$262	$269
(1)	Total monthly ARPU is higher than the individual monthly ARPUs for Marketing Services and SaaS due to clients that purchase both Marketing Services and SaaS solutions.
Monthly ARPU for the Marketing Services segment decreased by $14 or 6% for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. Marketing services decreased by $15 or 6% for the year ended December 31, 2019 compared to the year ended December 31, 2018. Likewise, monthly ARPU decreased by $12 or 5% for the year ended December 31, 2018 compared to the year ended December 31, 2017. The decrease in ARPU for these periods was related to reduced spend by clients on our print media offerings due to the secular decline of the industry caused by the continuing shift of advertising spend to less expensive digital media. This decrease in ARPU was further driven by a reduction of our resale of high-spend, low margin third-party local search and display services that were not hosted on our owned and operated platforms.
Monthly ARPU for the SaaS segment increased by $26 or 12% during the six months ended June 30, 2020 compared to the six months ended June 30, 2019. Monthly ARPU increased by $18 or 9% for the year ended December 31, 2019 compared to the year ended December 31, 2018. These increases in ARPU were largely driven by our strategic shift to selling to higher spend clients and, at the same time, discontinuing our sale of the lower-priced tiers of our Thryv platform. In addition, we introduced higher priced tiers of our Thryv platform to our clients in the second quarter of 2019, which led to higher ARPU for the year ended December 31, 2019 and for the six months ended June 30, 2020.
Monthly ARPU for the SaaS segment decreased by $9 or 4% for the year ended December 31, 2018 compared to the year ended December 31, 2017. The decrease in ARPU was related to selling a larger volume of the lower tier version of our Thryv platform that we introduced in the first quarter of 2017, which generated lower APRU for the respective periods.
Monthly Active Users – SaaS
We define a monthly active user for SaaS offerings as a client with one or more users who log into our SaaS solutions at least once during the calendar month. It should be noted that the inherent challenge is that one individual may register for, and use, multiple accounts across computer and mobile devices which may overstate the number of unique users who actively use our Thryv platform within a month. Additionally, some of our original SaaS clients exclusively use the website features of their Thryv platform which does not require a login and those users are not included in our active users count. For each reporting period, active users from the last month in the period are reported. We believe that monthly active users best reflects our ability to engage, retain and monetize our users, and thereby drive increases in revenue. We view monthly active users as a key measure of user engagement for our Thryv platform.

	As of June 30,		As of December 31,
	2020	2019	2019	2018	2017
	(in thousands)
Monthly Active Users – SaaS(1)	26	25	23	23	—
(1)	We began tracking MAUs starting with our upgraded platform in 2018.
Monthly active users increased by 3 thousand, or 13%, during the six months ended June 30, 2020 compared to the year ended December 31, 2019 and by 1 thousand, or 4% compared to the six months ended June 30, 2019. Monthly active users remained flat for the year ended December 31, 2019 compared to the year ended December 31, 2018. The number of monthly active users increased period over period despite the decline in the total number of SaaS clients as we undertook efforts such as enhancing the sales process, client onboarding experience and lifecycle management in order to increase engagement among our SaaS clients. The increase was also driven by the focus by our sales team on obtaining higher retention, higher spend clients as these clients are more engaged with our platform. Additionally, we experienced an increase in engagement from existing clients as SMBs increased virtual interactions with their customers in lieu of in-person interactions as a result of the COVID-19 pandemic.
Key Components of Our Results of Operations
Revenue
We generate revenue from our two business segments, Marketing Services and SaaS. Our primary sources of revenue in our Marketing Services segment are print and digital services. Our primary source of revenue in our SaaS segment is our Thryv platform.
Effective January 1, 2018, the Company adopted ASC 606. The Company elected to adopt the new revenue recognition standard using the modified retrospective method with the cumulative effect of adoption of $162.5 million recognized as a net decrease to opening accumulated deficit as of January 1, 2018. Under the modified retrospective transition method, periods prior to the adoption date were not adjusted and continue to be reported in accordance with historical revenue recognition guidance under ASC 605. See Note 1, Description of Business and Summary of Significant Accounting Policies, and Note 2, Revenue Recognition, to our audited annual consolidated financial statements included elsewhere in this prospectus for further discussion of the adoption of ASC 606.
Operating Expenses
Operating expenses consist of cost of services, sales and marketing, general and administrative, and depreciation and amortization.
Cost of Services (Exclusive of Depreciation and Amortization)
Cost of services (exclusive of depreciation and amortization) consists of expenses related to delivering our solutions, such as publishing, printing, and distribution of our print directories and fulfillment of our digital and SaaS offerings. Additionally, it includes personnel-related expenses such as salaries paid to our information technology personnel, as well as internet operations and development personnel, stock-based compensation expense, and non-capitalizable software and hardware purchases.
Sales and Marketing
Sales and marketing expense consists primarily of base salaries, stock-based compensation, sales commissions paid to our inside and outside sales force and other expenses incurred by personnel within the sales, marketing, sales training, and client care departments. Additionally, Sales and marketing expense includes advertising costs such as media, promotional material, branding, and online advertising.
General and Administrative
General and administrative expense primarily consists of compensation expense incurred by corporate management and administrative functions such as finance and accounting, legal, internal audit, human resources, billing and receivables, and management personnel. In addition, General and administrative expense includes stock-based compensation expense, bad debt expense, restructuring and integration charges, and other corporate expenses such as professional fees, operating taxes, and insurance.

Depreciation and Amortization Expense
Depreciation and amortization expense consists of depreciation from fixed assets and amortization associated with capitalized software and intangible assets.
Other Income (Expense)
Other income (expense) consists of interest expense, other components of net periodic pension cost, and (loss) gain on early extinguishment of debt.
Results of Operations
Consolidated Results of Operations
The following table sets forth certain consolidated financial data for each of the periods indicated:
	Six Months Ended June 30,				Year Ended December 31,
	2020		2019		2019		2018		2017
	(in thousands) (unaudited)				(in thousands)
	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue
Revenue	$622,182	100%	$ 757,128	100%	$1,421,374	100%	$ 1,784,401	100%	$ 1,318,166	100%
Operating expenses:
Cost of services (exclusive of depreciation and amortization)	191,594	30.8%	255,285	33.7%	476,355	33.5%	647,288	36.3%	553,293	42.0%
Sales and marketing	141,164	22.7%	182,913	24.2%	352,740	24.8%	469,238	26.3%	370,548	28.1%
General and administrative	82,547	13.3%	96,375	12.7%	179,956	12.7%	238,554	13.4%	223,887	17.0%
Depreciation and amortization	75,429	12.1%	104,814	13.8%	206,270	14.5%	266,975	15.0%	301,435	22.9%
Impairment charges (i)	18,230	2.9%	4,999	0.7%	—	—	—	—	—	—
Total operating expenses	508,964	81.8%	644,386	85.1%	1,215,321	85.5%	1,622,055	90.9%	1,449,163	109.9%

Operating income	113,218	18.2%	112,742	14.9%	206,053	14.5%	162,346	9.1%	(130,997)	9.9%
Other income (expense):
Interest expense	(37,942)	6.1%	(47,402)	6.3%	(92,951)	6.5%	(82,697)	4.6%	(67,815)	5.1%
Other components of net periodic pension cost	(1,137)	0.2%	(3,686)	0.5%	(53,161)	3.7%	(516)	—	(40,804)	3.1%
(Loss) on early extinguishment of debt	—	—	(6,375)	0.8%	(6,375)	0.4%	(18,375)	1.0%	751	0.1%
Income before (provision) for income taxes	74,139	11.9%	55,279	7.3%	53,566	3.8%	60,758	3.4%	(238,865)	18.1%
(Provision) for income taxes	(34,573)	5.6%	(17,450)	2.3%	(18,062)	1.3%	(8,487)	0.5%	67,541	5.1%
Net income	$39,566	6.4%	$37,829	5.0%	$35,504	2.5%	$52,271	2.9%	(171,324)	13.0%
Other financial data:
Adjusted EBITDA	$230,914		$260,788		$ 481,633		$ 557,705		$ 259,547
(i)
Impairment charges, which was previously included as part of General and administrative expense, is presented as a separate line item for the six months ended June 30, 2020 and 2019. Prior year presentation has not been updated to conform to such presentation. For the year ended December 31, 2019, General and administrative expense includes $5.7 of impairment charges. There were no impairment charges for the years ended December 31, 2018 or 2017.

Comparison of the Six Months Ended June 30, 2020 to the Six Months Ended June 30, 2019
Revenue
The following table summarizes revenues by business segment for the periods indicated:
	Six Months Ended June 30,		Change
	2020	2019	Amount	%
	(in thousands)
Marketing Services	$559,049	$692,278	$(133,229)	(19.2)%
SaaS	63,133	64,850	(1,717)	(2.6)%
Total revenues	$622,182	$757,128	$(134,946)	(17.8)%
Total revenues decreased by $134.9 million, or 17.8%, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. The decrease in total revenues was driven by a decrease in Marketing Services of $133.2 million and a decrease in SaaS revenue of $1.7 million.
Marketing Services Revenue
Marketing Services revenue decreased by $133.2 million, or 19.2%, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019.
Print revenue decreased by $54.6 million, or 16.5%, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. The decrease is due to the continued decline in the overall industry demand for print services.
Digital services revenue decreased by $78.7 million, or 21.8%, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. IYP and SEM revenues decreased by $63.1 million, or 21.2%, driven by a continued trending decline in the Company’s client base due to significant competition in the consumer search and display space, particularly from large, well-capitalized businesses such as Google, Yelp and Facebook. Other digital media solutions revenue decreased by $15.5 million, or 24.6%, as we shifted from selling these services on a standalone basis to only offering them as add-ons to our Thryv platform for new clients with most of these services undergoing this transition during the second quarter of the year ended December 31, 2019.
SaaS Revenue
SaaS revenue decreased by $1.7 million, or 2.6%, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. The decrease was driven by a decline in our legacy SaaS client base as a result of our continued focus on targeting higher spend, higher retention clients in lieu of lower-spend, higher churn clients. This decline was offset by increased demand for our Thryv platform as SMBs have increased their remote working capabilities and contact-less customer interactions in response to the COVID-19 pandemic.
Operating Expenses
Cost of Services (Exclusive of Depreciation and Amortization)
Cost of services (exclusive of depreciation and amortization) decreased by $63.7 million, or 24.9%, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. The decrease in Cost of services (exclusive of depreciation and amortization) was primarily driven by declining revenue and strategic cost savings initiatives. Cost of services (exclusive of depreciation and amortization) as a percentage of revenue decreased to 30.8% for the six months ended June 30, 2020 from 33.7% for the six months ended June 30, 2019. This decline was largely the result of the Company’s continued efforts to reduce costs in order to maintain profitability, reduced workforce due to the impacts of the COVID-19 pandemic, and the completion of the YP restructuring and integration efforts. Specifically, we reduced printing, distribution and digital and fulfillment support costs by $35.4 million, contract services by $12.8 million, employee related costs by $7.0 million, and non-capitalized software and hardware purchases by $3.8 million. Additionally, stock-based compensation expense decreased by $1.9 million as a result of the decrease in the per share fair value of our common stock.

Sales and Marketing
Sales and marketing expense decreased by $41.7 million, or 22.8%, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. Sales and marketing expense as a percentage of revenue decreased to 22.7% for the six months ended June 30, 2020 from 24.2% for the six months ended June 30, 2019. The decrease in Sales and marketing expense was primarily due to declining revenues and cost savings initiatives that were undertaken to mitigate the overall impact of the COVID-19 pandemic on our results of operations. Specifically, the decrease in Sales and marketing expense was due to lower employee related costs of $28.1 million and lower sales commissions of $9.7 million, primarily due to our reduction in workforce as a result of the economic downturn caused by the COVID-19 pandemic. Additionally, stock-based compensation expense decreased by $1.8 million as a result of the decrease in the per share fair value of our common stock.
General and Administrative
General and administrative expense decreased by $13.8 million, or 14.3%, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. This decrease was primarily driven by a $27.9 million decrease in Restructuring and integration charges related to the YP integration. The decrease in Restructuring and integration charges was offset by increases in severance expense and bad debt expense of $7.3 million and $6.3 million, respectively, primarily as a result of the economic downturn caused by the COVID-19 pandemic.
General and administrative expense as a percentage of revenue increased to 13.3% for the six months ended June 30, 2020 from 12.7% for the six months ended June 30, 2019. This increase was primarily driven by the increase in bad debt expense and severance expenses.
Depreciation and Amortization
Depreciation and amortization expense decreased by $29.4 million, or 28.0%, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019.
The decrease in Depreciation and amortization resulted primarily from a decline of $25.2 million related to amortization of our intangible assets. The Company uses the income forecast method, which is an accelerated amortization method that assumes the remaining value of the intangible asset is greater in the earlier years and then steadily declines over time based on expected future cash flows. Depreciation and amortization further decreased due to a decline in depreciation expense of $4.2 million from the sale and retirement of property and equipment.
Impairment Charges
Impairment charges increased by $13.2 million for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. This increase was due to the Company becoming a “Remote First” company and the closing of certain office buildings, including most of the space at its corporate headquarters in Dallas, Texas. Impairment charges recorded during the six months ended June 30, 2019 were the result of consolidating operations at certain locations.
Other Income (Expense)
Interest Expense
Interest expense decreased by $9.5 million, or 20.0%, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019 due to lower indebtedness. The Company incurred interest expense from related parties of $9.7 million for the six months ended June 30, 2020 as compared to $12.9 million for the six months ended June 30, 2019.
Other Components of Net Periodic Pension Cost
Other components of net periodic pension cost decreased by $2.5 million, or 69.2% for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. This decrease was primarily due to a decrease in interest expense of $2.8 million and a remeasurement loss of $0.7 million, offset by a higher expected return on assets of $0.6 million.

(Loss) on Early Extinguishment of Debt
During the six months ended June 30, 2019, the Company incurred a loss of $6.4 million on early extinguishment of debt upon funding of the second installment of the Senior Term Loan. The Company did not extinguish debt during the six months ended June 30, 2020.
(Provision) Benefit for Income Taxes
(Provision) for income taxes increased by $17.1 million, or 98.1% for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. The effective income tax rate was 46.6% and 31.6% for the six months ended June 30, 2020 and 2019, respectively. The effective tax rate differs from the 21.0% U.S. Federal statutory rate primarily due to the change in valuation allowance, tax permanent differences, and discrete items recorded in each of the respective periods.
Adjusted EBITDA
Adjusted EBITDA decreased by $29.9 million, or 11.5%, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. The decrease in Adjusted EBITDA was primarily driven by the decrease in total revenue, which was partially offset by declining costs as we continue to focus on cost reductions.
Comparison of the Year Ended December 31, 2019 to the Year Ended December 31, 2018
Revenue
The following table summarizes revenues by business segment for the periods indicated:
	Years Ended December 31,		Change
	2019	2018	Amount	%
	(in thousands)
Marketing Services	$1,292,795	$1,659,786	$(366,991)	(22.1)%
SaaS	128,579	124,615	3,964	3.2
Total revenues	$1,421,374	$1,784,401	$(363,027)	(20.3)%
Total revenues decreased by $363.0 million, or 20.3%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The decrease in total revenues was driven by a decrease in Marketing Services of $367.0 million, partially offset by an increase in SaaS revenue of $4.0 million.
Marketing Services Revenue
Marketing Services revenue decreased by $367.0 million, or 22.1%, for the year ended December 31, 2019 compared to the year ended December 31, 2018.
Print revenue decreased by $192.9 million, or 24.1%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The decrease is due to the decline in the overall industry demand for print services.
Digital services revenue decreased by $174.1 million, or 20.2%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. IYP and SEM revenues declined by $136.7 million, or 19.3%, driven by a decline in the Company’s client base due to significant competition in the consumer search and display space, particularly from large, well-capitalized businesses such as Google, Yelp and Facebook. Other digital media solutions revenue decreased by $37.4 million, or 24.5%, as we shifted from selling these services on a standalone basis to only offering them as add-ons to our Thryv platform for new clients.
SaaS Revenue
SaaS revenue increased by $4.0 million, or 3.2%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The increase in SaaS revenue was largely driven by the April 2018 launch of Thryv Leads.

Cost of Services (Exclusive of Depreciation and Amortization)
Cost of services (exclusive of depreciation and amortization) decreased by $170.9 million, or 26.4%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The decrease in Cost of services was primarily driven by declining revenue and strategic cost savings initiatives. Cost of services (exclusive of depreciation and amortization) as a percentage of revenue decreased to 33.5% for the year ended December 31, 2019 from 36.3% for the year ended December 31, 2018. This decline largely resulted from the Company’s continued efforts to reduce costs in order to maintain profitability and the completion of the YP restructuring and integration efforts in 2019. Specifically, we reduced printing, distribution and digital and fulfillment support costs by $117.0 million. Additionally, we reduced employee related costs by $22.2 million.
Operating Expenses
Sales and Marketing
Sales and marketing expense decreased by $116.5 million, or 24.8%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The decrease in Sales and marketing expense was primarily due to declining revenues and strategic cost savings initiatives. Sales and marketing expense as a percentage of revenue decreased to 24.8% for the year ended December 31, 2019 from 26.3% for the year ended December 31, 2018.
Specifically, the decline in sales and marketing expense was due to lower employee related costs of $53.5 million, lower advertising, sales promotion and other brand management costs of $31.5 million, and lower sales commissions of $21.0 million.
General and Administrative
General and administrative expense decreased by $58.6 million, or 24.6%, for the year ended December 31, 2019 compared to the year ended December 31, 2018.
Restructuring and integration costs of $46.0 million for the year ended December 31, 2019 decreased by $41.3 million, or 47.3%, as compared to $87.3 million for the year ended December 31, 2018. In the year ended December 31, 2019, the Company continued its efforts to eliminate redundancies in the workforce, information technology, and facilities as part of its YP restructuring and integration efforts. As of December 31, 2019, the cumulative cost of these efforts amounted to $198.9 million. The Company completed its restructuring and integration efforts in 2019. As a result of the restructuring and integration costs, the Company generated significant cost savings, which were largely realized by December 31, 2019.
The decrease in General and administrative expense was further driven by a decrease of $19.1 million in stock-based compensation expense related to our liability-classified stock-based compensation awards, resulting from the Company’s tender offer (the “Tender Offer”) and a decrease in per share fair value. The Company completed the Tender Offer in May 2019, in which we settled approximately 2.3 million outstanding stock options. Additionally, the per share value of our stock decreased from $18.77 as of December 31, 2018 to $16.51 as of December 31, 2019.
General and administrative expense as a percentage of revenue decreased to 12.7% for the year ended December 31, 2019 from 13.4% for the year ended December 31, 2018. This decline largely resulted from the Company’s continued focus on reducing costs to maintain profitability and YP restructuring and integration efforts.
Depreciation and Amortization
Depreciation and amortization expense decreased by $60.7 million, or 22.7%, for the year ended December 31, 2019 compared to the year ended December 31, 2018.
The decrease in Depreciation and amortization resulted primarily from a decline of $54.7 million related to amortization of our intangible assets. The Company uses the income forecast method, which is an accelerated amortization method that assumes the remaining value of the intangible asset is greater in the earlier years and then steadily declines over time based on expected future cash flows. Depreciation and amortization further decreased due to a decline in depreciation expense of $6.2 million as we retired certain fixed assets and capitalized software.

Other Income (Expense)
Interest Expense
Interest expense increased by $10.3 million, or 12.4%, for the year ended December 31, 2019 compared to the year ended December 31, 2018 due to higher indebtedness. The Company incurred interest expense from third parties of $68.2 million for the year ended December 31, 2019 as compared to $53.9 million for the year ended December 31, 2018. The Company incurred interest expense from related parties of $24.8 million for the year ended December 31, 2019 as compared to $28.8 million for the year ended December 31, 2018.
Other Components of Net Periodic Pension Cost
Other components of net periodic pension cost increased by $52.7 million, for the year ended December 31, 2019 compared to the year ended December 31, 2018. This increase was primarily due to a mark to market pension remeasurement loss of $45.4 million during the year ended December 31, 2019 compared to a pension remeasurement gain of $3.5 million during the year ended December 31, 2018. Other components of net periodic pension cost were also affected by an increase in interest expense of $1.2 million and lower expected return on assets of $1.7 million, offset by a settlement loss increase of $0.9 million.
(Loss) Gain on Early Extinguishment of Debt
During the year ended December 31, 2019, the Company incurred a loss of $6.4 million on early extinguishment of debt upon funding of the second installment of our Senior Term Loan while during the year ended December 31, 2018, the Company incurred a loss on extinguishment of $18.4 million.
(Provision) Benefit for Income Taxes
(Provision) for income taxes of $18.1 million for the year ended December 31, 2019 increased by $9.6 million compared to the $8.5 million for the year ended December 31, 2018. The effective income tax rate was 33.7% and 14.0% for the years ended December 31, 2019 and 2018, respectively. The change in the effective rate was primarily driven by the change in valuation allowance due to the change in the realizability of deferred tax assets.
Adjusted EBITDA
Adjusted EBITDA decreased by $76.1 million, or 13.6%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The decrease in Adjusted EBITDA was primarily driven by the decrease in total revenue, which was partially offset by declining costs as we continue to focus on cost reductions.
Comparison of the Year Ended December 31, 2018 to the Year Ended December 31, 2017
Revenue
The following table summarizes revenues by business segment for the periods indicated (in thousands):
	Years Ended December 31,		Change
	2018	2017	Amount	%
	(in thousands)
Marketing Services	$1,659,786	$1,243,014	$416,772	33.5%
SaaS	124,615	75,152	49,463	65.8
Total revenues	$1,784,401	$1,318,166	$466,235	35.4%
Total revenues increased by $466.2 million, or 35.4%, for the year ended December 31, 2018 compared to the year ended December 31, 2017. The increase in total revenues was driven by the YP Acquisition on June 30, 2017, which contributed approximately $940.9 million in revenue in 2018 and $439.8 million in revenue in 2017. The adoption of ASC 606 resulted in a decrease to revenues of $8.6 million.

Marketing Services Revenue
Marketing Services revenue increased by $416.8 million, or 33.5%, for the year ended December 31, 2018 compared to the year ended December 31, 2017.
Print revenue increased by $256.1 million, or 47.2%, for the year ended December 31, 2018 compared to the year ended December 31, 2017. The increase in print revenue was related to the YP Acquisition, which contributed approximately $360.7 million in 2018 and $62.8 million in the second half of 2017. The increase in print revenue was partially offset by a $41.8 million decrease driven by a decline in our client base, consistent with the overall secular decline in the print media industry.
Digital services revenue increased by $160.7 million, or 22.9%, for the year ended December 31, 2018 compared to the year ended December 31, 2017. The increase in digital services revenue was related to the YP Acquisition which contributed approximately $580.2 million in digital services revenue in 2018, compared to $374.2 million in the second half of 2017. The increase in digital services revenue was partially offset by a $45.3 million decrease, driven by a decline in our client base.
SaaS Revenue
SaaS revenue increased by $49.5 million, or 65.8%, for the year ended December 31, 2018 compared to the year ended December 31, 2017. The increase in SaaS revenue was largely driven by sales and marketing efforts to expand the adoption and usage of our Thryv platform, which also resulted in a 50% increase in client volume.
Operating Expenses
Cost of Services (Exclusive of Depreciation and Amortization)
Cost of services (exclusive of depreciation and amortization) increased by $94.0 million, or 17.0%, for the year ended December 31, 2018 compared to the year ended December 31, 2017. The increase in Cost of services was primarily driven by the YP Acquisition, resulting in an increase in client volume, offset in part by cost reductions.
Cost of services (exclusive of depreciation and amortization) as a percentage of revenue decreased to 36.3% from 42.0% for the years ended December 31, 2018 and 2017, respectively. This decline largely resulted from the Company’s continued focus on reducing costs to maintain profitability and YP restructuring and integration efforts. Specifically, the Company achieved cost savings primarily due to lower printing, publishing, and distribution costs of $59.0 million and lower digital fulfillment traffic costs of $26.0 million. Additionally, while our print services have experienced a secular decline, print costs are highly variable, enabling the Company to right-size costs in advance of anticipated declines in sales.
Sales and Marketing
Sales and marketing expense increased by $98.7 million, or 26.6%, for the year ended December 31, 2018 compared to the year ended December 31, 2017. The increase in Sales and marketing expense was primarily related to the YP Acquisition. Specifically, Sales and marketing expense increased due to higher employee related costs of $39.9 million, sales commissions of $29.2 million, and advertising and sales promotion expense of $21.0 million.
Sales and marketing expense as a percentage of revenue decreased to 26.3% from 28.1% for the years ended December 31, 2018 and 2017, respectively. This decline largely resulted from the Company’s continued focus on reducing costs to maintain profitability and YP restructuring and integration efforts.
General and Administrative
General and administrative expense increased by $14.7 million, or 6.6%, for the year ended December 31, 2018 compared to the year ended December 31, 2017.
The increase in General and administrative expense was primarily due to an increase in restructuring and integration costs related to the YP Acquisition. Restructuring and integration costs of $87.3 million for the year ended December 31, 2018 increased by $21.7 million, or 33.0%, as compared to $65.6 million for the year ended December 31, 2017. Subsequent to the YP Acquisition, the Company made efforts to eliminate redundancies in the workforce, information technology, and facilities. As of December 31, 2018, the cumulative cost of these efforts amounted to $152.9 million.
In addition to restructuring and integration costs, General and administrative costs also increased due to higher stock-based compensation expense of $12.7 million driven by the increase in the Company’s per share fair value to $18.77 as of December 31, 2018 compared to $13.50 as of December 31, 2017. These increases were largely offset by decreases in employee related and facility costs totaling $13.1 million.
General and administrative expense as a percentage of revenue decreased to 13.4% from 17.0% for the years ended December 31, 2018 and 2017, respectively. This decline largely resulted from the Company’s continued focus on reducing costs to maintain profitability and YP restructuring and integration efforts.
Depreciation and Amortization
Depreciation and amortization decreased by $34.5 million, or 11.4%, for the year ended December 31, 2018 compared to the year ended December 31, 2017. The decrease in Depreciation and amortization resulted primarily from a decline of $73.7 million associated with our pre-Acquisition intangible assets. The Company uses the income forecast method, which is an accelerated amortization method that assumes the remaining value of the intangible asset is greater in the earlier years and then steadily declines over time based on expected future cash flows. The decrease in Depreciation and amortization expense was partially offset by an increase of $26.5 million in amortization expense from the YP Acquisition intangible assets acquired and an increase in depreciation expense of $12.7 million for additions to fixed assets and capitalized software.
Other Income (Expense)
Interest Expense
Interest expense increased by $14.9 million, or 21.9%, for the year ended December 31, 2018 compared to the year ended December 31, 2017 due to higher indebtedness. The Company incurred interest expense from a related party of $28.8 million for the year ended December 31, 2018 as compared to $29.3 million for the year ended December 31, 2017.
Other Components of Net Periodic Pension Cost
Other components of net periodic pension cost decreased by $40.3 million, or 98.7%, for the year ended December 31, 2018 compared to the year ended December 31, 2017. This decrease was primarily due to a mark to market pension remeasurement loss of $40.3 million during the year ended December 31, 2017 compared to a pension remeasurement gain of $3.5 million during the year ended December 31, 2018. Other components of net periodic pension cost were also affected by an increase in interest expense of $2.0 million and lower expected return on assets of $2.5 million, offset by a settlement gain increase of $0.9 million.
(Loss) Gain on Early Extinguishment of Debt
During the year ended December 31, 2018, the Company incurred a loss of $18.4 million related to its extinguishment of $354.3 million in debt outstanding under its Original Term Facility. Similarly, during the year ended December 31, 2017, the Company retired debt obligations of $20.3 million, resulting in a gain on extinguishment of $0.8 million.
(Provision) Benefit for Income Taxes
(Provision) for income taxes of $8.5 million for the year ended December 31, 2018 increased by $76.0 million compared to the benefit of $67.5 million for the year ended December 31, 2017. The effective income tax rate was 14.0% and 28.3% for the years ended December 31, 2018 and 2017, respectively. The change in the effective rate was primarily driven by the change in valuation allowance, the tax effect associated with the YP Acquisition and integration in 2017, and the decrease in the statutory rate as a result of tax reform.

On December 22, 2017, TCJA was enacted into law, which, significantly revised U.S. corporate income tax statutes including, among other things, lowering U.S. corporate income tax rates. The TCJA was the primary driver impacting our effective tax rate as it lowered our statutory federal tax rate from 35% to 21% effective January 1, 2018.
Adjusted EBITDA
Adjusted EBITDA increased by $298.2 million, or 114.9%, for the year ended December 31, 2018 compared to the year ended December 31, 2017. The increase in Adjusted EBITDA is largely due to the increase in total revenue driven by the YP Acquisition and cost savings related to the YP restructuring and integration efforts combined with the Company’s overall cost management strategy.
Liquidity and Capital Resources
Thryv Holdings, Inc. is a holding company that does not conduct any business operations of its own. We derive cash flows from cash transfers and other distributions from our operating subsidiary, Thryv Inc., who in turn generates cash flow from operations and has cash and cash equivalents on hand, funds provided under term loan facilities and funds available under the ABL Facility. The agreements governing our Senior Credit Facilities may restrict the ability of our subsidiaries to make loans or otherwise transfer assets to us. Further, our subsidiaries are permitted under the terms of our Senior Credit Facilities and other indebtedness to incur additional indebtedness that may restrict or prohibit the making of distributions or the making of loans by such subsidiaries to us. Our and our subsidiaries’ ability to meet our debt service requirements is dependent on our ability to generate sufficient cash flows from operations.
We believe that expected cash flows from operations, available cash and cash equivalents, and funds available under our ABL Facility will be sufficient to meet our liquidity requirements, such as working capital requirements for our operations, business development and investment activities, and payments for our debt obligations, for the following 12 months. Any projections of future earnings and cash flows are subject to substantial uncertainty. Our future success and capital adequacy will depend on, among other things, our ability to achieve anticipated levels of revenues and cash flows from operations and our ability to address our annual cash obligations and reduce our outstanding debt, all of which are subject to general economic, financial, competitive, and other factors beyond our control. As a result of COVID-19, we expect that many SMBs will experience a reduction in revenues and cash flows and may not have the ability to pay amounts owed to us. We have increased our allowance for credit losses by $5.4 million based on expected future credit losses due to COVID-19. We are also assessing our business operations and the impact that COVID-19 may have on our financial results and liquidity. We continue to monitor our capital requirements to ensure our needs are in line with available capital resources.
In addition, our Board has authorized us to undertake share repurchases from time to time. The amount and timing of any share repurchases that we make will depend on a variety of factors, including available liquidity, cash flows, our capacity to make repurchases under our credit facility and market conditions.
Sources and Uses of Cash
The following table sets forth a summary of our cash flows from operating, investing, and financing activities for the periods indicated:
	As of June 30,		As of December 31,
	2020	2019	2019	2018	2017
	(in thousands) (unaudited)		(in thousands)
Cash flows provided by (used in)
Operating activities	$ 97,871	$123,542	$270,599	$347,061	$240,793
Investing activities	(11,473)	(5,261)	(25,365)	(28,662)	(600,394)
Financing activities	(86,721)	(146,462)	(277,491)	(286,268)	320,230
(Decrease) increase in Cash and Cash equivalents	$(323)	$(28,181)	$(32,257)	$32,131	$(39,371)

Comparison of the Six Months Ended June 30, 2020 to the Six Months Ended June 30, 2019
Cash Flows from Operating Activities
Net cash provided by operating activities decreased by $25.7 million, or 20.8%, for the six months ended June 30, 2020 as compared to the six months ended June 30, 2019.
The decrease in net cash provided by operating activities of $25.7 million is primarily due to the timing of accounts receivable collections, the timing of billing of unbilled receivables in accordance with the terms of our print agreements, and the timing of payments against accounts payable, in addition to the overall decline of our sales.
Cash Flows from Investing Activities
Net cash used in investing activities increased by $6.2 million, or 118.1%, for the six months ended June 30, 2020 as compared to the six months ended June 30, 2019.
The increase in net cash used in investing activities of $6.2 million was primarily due to an increase of $7.0 million in capital expenditures, offset by an increase of $0.7 million in proceeds from the sales of buildings and other fixed assets.
Cash Flows from Financing Activities
Net cash used in financing activities decreased by $59.7 million, or 40.8%, for the six months ended June 30, 2020 as compared to the six months ended June 30, 2019. The change in cash flow from financing activities relates to the repurchase of common stock and the timing of proceeds and payments on the Senior Term Loan and ABL Facility.
The decrease in net cash used in financing activities of $59.7 million was primarily driven by a $43.6 million decrease in payments on the Senior Term Loan, resulting from a decrease in the Company’s Excess Cash Flow, which dictates the Senior Term Loan payment amounts. The decrease in net cash used in financing activities is further driven by the net cash used of $19.3 million as a result of the Tender Offer that was completed on May 1, 2019, in which the Company repurchased $437.9 million of common stock, financed primarily with proceeds from the Senior Term Loan of $418.6 million. The other changes in cash flows are related to the timing of proceeds and payments on the ABL Facility.
Comparison of the Year Ended December 31, 2019 to the Year Ended December 31, 2018
Cash Flows from Operating Activities
Net cash provided by operating activities decreased by $76.5 million, or 22.0%, for the year ended December 31, 2019 as compared to the year ended December 31, 2018.
The decrease in net cash provided by operating activities of $76.5 million was primarily due to a decrease in net income combined with the settlement of the stock option liability of $33.9 million. The change in cash flows from operating activities was also affected by lower income tax payments of $5.9 million, the timing of accounts receivable collections and the timing of payments against accounts payable, accrued expenses, and other current liabilities.
Cash Flows from Investing Activities
Net cash used in investing activities decreased by $3.3 million, or 11.5% for the year ended December 31, 2019 as compared to the year ended December 31, 2018.
The decrease in net cash used in investing activities of $3.3 million was due to a decrease of $1.4 million in purchases of fixed assets and capitalized software, a decrease of $1.1 million in net cash outflow related to acquisition activity and a decrease of $0.8 million in proceeds received from the sale of fixed assets.
Cash Flows from Financing Activities
Net cash used in financing activities decreased by $8.8 million, or 3.1%, for the year ended December 31, 2019 as compared to the year ended December 31, 2018. The change in cash flow from financing activity relates to the repurchase of common stock and the timing of proceeds and payments on the Senior Term Loan, and ABL Facility.

During the year ended December 31, 2019, our net cash used in financing activities of $277.5 million was primarily driven by the repurchase of common stock in the amount of $438.0 million. Additionally, net cash used in financing activities was driven by proceeds of $108.0 million and payments of $254.6 million on the ABL Facility, which was amended and restated on January 31, 2019. During 2019, the Company received proceeds of $1,034.7 million and made payments of $929.7 million on the ABL Facility.
Cash flows from financing activities also included proceeds of $418.6 million (net of debt issuance costs of $6.4 million) from the Senior Term Loan, offset by payments of $215.0 million and $1.2 million on the Senior Term Loan and other financing obligations, respectively.
Comparison of the Year Ended December 31, 2018 to the Year Ended December 31, 2017 Cash Flows from Operating Activities
Net cash provided by operating activities increased by $106.3 million, or 44.1%, for the year ended December 31, 2018 as compared to the year ended December 31, 2017.
The increase in net cash provided by operating activities of $106.3 million was primarily due to an increase in net income combined with lower income tax payments of $52.7 million for the year ended December 31, 2018, of which $45.3 million resulted from an overpayment carryforward from 2017. The change in cash flows from operating activities was also affected by the timing of accounts receivable collections and the timing of payments against accounts payable, accrued expenses, and other current liabilities.
Cash Flows from Investing Activities
Net cash used in investing activities decreased by $571.7 million, or 95.2% for the year ended December 31, 2018 as compared to the year ended December 31, 2017.
The decrease in net cash used in investing activities of $571.7 million was primarily due to a reduction in net cash outflow related to acquisition activity. In 2017, cash paid, net of cash acquired for the YP Acquisition was $587.7 million. Additionally, there was a reduction in proceeds received from the sale of fixed assets of $7.3 million. This reduction was offset by an increase of $7.4 million in fixed assets and capitalized software purchased to help with the system integration efforts resulting from the YP Acquisition.
Cash Flows from Financing Activities
Net cash used in financing activities increased by $606.5 million, or 189.4%, for the year ended December 31, 2018 as compared to the year ended December 31, 2017. The change in cash flow from financing activity relates to the timing of proceeds and payments on the ABL Facility, Original Term Facility and Senior Term Loan.
During the year ended December 31, 2018, our net cash used in financing activities of $286.3 million was primarily driven by payments of $651.3 million on the Original Term Facility of which $354.3 million was paid to settle the debt on December 31, 2018. Upon settlement, the Company entered into the Senior Term Loan and received net proceeds of $381.6 million (net of closing costs and restructuring fees of $18.4 million). Cash used in financing activities also related to net payments of $13.4 million on the ABL Facility, and payments on financing obligations of $3.1 million.
During the year ended December 31, 2017, our net cash provided by financing activities of $320.2 million was driven by borrowings of $550.0 million under Original Term Facility and net borrowings of $60.0 million under the ABL Facility, largely offset by repayments of $278.5 million on Original Term Facility, payments of financing obligations of $7.1 million and payment of debt issuance costs of $4.2 million.

Contractual Obligations
The following table represents the contractual obligations as of December 31, 2019:
More than 5 Years	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Senior Term Loan(1)	$609,407	$—	$—	$609,407	$—
ABL Facility(2)	104,985	—	—	104,985	—
Interest payments(3)	296,581	74,439	148,099	74,043	—
Operating leases(4)	48,091	12,439	14,974	13,777	6,901
Other financing obligations(5)	1,441	580	861	—	—
Purchase commitments(6)	715	715	—	—	—
Unrecognized tax benefits(7)	53,111	53,111	—	—	—
Total contractual obligations	$1,114,331	$141,284	$163,934	$802,212	$6,901
(1)	During the six months ended June 30, 2020, the Company repaid $65.3 million on the Senior Term Loan.
(2)	During the six months ended June 30, 2020, the Company had net borrowings of $9.5 million.
(3)
Represents the estimated interest payments associated with the amounts outstanding on our Senior Term Loan and ABL Facility as of December 31, 2019, assuming current interest rates and the amount of debt outstanding in the periods indicated in the table above. See Note 11, Debt Obligations in the notes to our audited annual consolidated financial statements, included elsewhere in this prospectus.

(4)	Represents the undiscounted future minimum lease payments under non-cancelable operating leases.
(5)	Represents future minimum lease payments under financing obligations related to a failed sale-leaseback liability associated with property in Tucker, Georgia.
(6)	Represents future purchase commitments from third-party service providers. Reasonable estimates of the period of cash outflows related to purchase commitments beyond one year cannot be made.
(7)
In connection with the YP Acquisition, the Company recorded a UTP liability relating to certain federal and state tax positions regarding credits, deductions, and other apportionment items associated with income tax returns filed by the seller prior to the acquisition date. The seller provided the Company indemnity for future potential losses in excess of $8 million. The indemnity is capped at an amount equal to the lesser of the UTP liability or the current fair value of shares of the Company’s company stock issued to the seller as part of purchase consideration. The seller may elect to pay such amounts in cash and/or shares. The recorded value of the UTP liability, including interest and penalties, and the related indemnification asset were $53.1 million and $29.8 million, respectively, at December 31, 2019. See Note 3, Acquisitions, and Note 16, Contingent Liabilities, in our audited annual consolidated financial statements, and Note 12, Contingent Liabilities, in our unaudited interim condensed consolidated financial statements for more information. Additionally, for approximately $1.8 million of our unrecognized tax benefits, we are unable to reasonably estimate the timing of the cash outflow due to uncertainties in the timing of the effective settlement of tax positions.

Debt
On July 29, 2016, upon emerging from our pre-packaged bankruptcy, we entered into the Original Term Facility with certain owners of the Company’s common stock with initial borrowings of $600.0 million. On June 30, 2017, an additional $550.0 million was borrowed under the Original Term Facility to finance the purchase of the YP Acquisition. Of the $550.0 million, 49.4% was held by related parties who are equity holders of the Company, including Mudrick Capital; Paulson; and GoldenTree, who each held 16.9%, 16.4% and 16.1% of the debt, respectively.
On December 31, 2018, we entered into the Term Loan Agreement pursuant to which the lenders party thereto agreed to provide the Senior Term Loan. The Senior Term Loan was initiated by Thryv, Inc., the Company’s operating subsidiary and is secured substantially by all of the assets of Thryv, Inc. and is guaranteed by the Company in an initial aggregate principal amount not to exceed $825.0 million. The Senior Term Loan was funded in two installments. The first installment of $400.0 million was executed on December 31, 2018 and the second installment of $425.0 million on January 31, 2019, resulting in debt extinguishment losses of $18.4 million and $6.4 million for the years ended December 31, 2018 and December 31, 2019, respectively.
On December 15, 2016, the Company entered into a trade receivables asset-backed line of credit agreement (the “Original ABL Facility”), which was amended on April 21, 2017 and was utilized to finance ongoing general corporate and working capital needs. On June 30, 2017, we entered into an amended and restated credit agreement (the “Amended and Restated Credit Agreement”) which increased the Maximum Revolver Amount (“MRA”) to (i) $350.0 million from June 30, 2017 through December 31, 2017, (ii) $325.0 million from January 1, 2018 through June 30, 2018, (iii) $300.0 million July 1, 2018 through December 31, 2018, (iv) $275.0 million from January 1, 2019 through June 30, 2019, (v) $250.0 million from July 1, 2019 through December 31, 2019, (vi) $225.0 million from January 1, 2020 through June 30, 2020 and (vii) $200.0 million after July 1, 2020.

On January 31, 2019, we entered into a subsequent amendment to the Amended and Restated Credit Agreement to amend the maturity date to September 30, 2023, and to increase the MRA to (i) $225.0 million from January 31, 2019 through December 31, 2019, (ii) $200.0 million from January 1, 2020 through June 30, 2020, (iii) $175.0 million from July 1, 2020 through December 31, 2020, (iv) $150.0 million from January 31, 2021 through June 30, 2021, (v) $125.0 million from July 1, 2021 through December 31, 2021 and (vi) $100.0 million after January 1, 2022. The existing unamortized debt issuance costs and the $0.7 million of fees and third-party costs associated with the amendment of the Amended and Restated Credit Agreement that were incurred in the year ended December 31, 2019 were deferred and will be amortized over the term of the Amended and Restated Credit Agreement.
We maintain debt levels that we consider appropriate after evaluating a number of factors, including cash requirements for ongoing operations, investment and financing plans (including acquisitions and share repurchase activities), and overall cost of capital. Per the terms of the Amended and Restated Credit Agreement, payments of the Senior Term Loan balance are determined by the Company’s Excess Cash Flow (as defined within the Amended and Restated Credit Agreement). We are in compliance with all covenants under the Senior Term Loan and ABL Facility as of June 30, 2020. We had total recorded debt outstanding of $658.6 million at June 30, 2020, which was comprised of amounts outstanding under our Senior Term Loan of $544.1 million and ABL Facility of $114.5 million.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements that are material to our results of operations, financial condition, or liquidity.
Critical Accounting Policies
Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. In preparing our financial statements, we make estimates, assumptions, and judgments that can have a significant impact on our reported revenues, results of operations and net income or loss, as well as on the value of certain assets and liabilities on our balance sheet during and as of the reporting periods. These estimates, assumptions, and judgments are necessary because future events and their effects on our results and the value of our assets cannot be determined with certainty and are made based on our historical experience and other assumptions that we believe to be reasonable under the circumstances. These estimates may change as new events occur or additional information is obtained, and we may periodically be faced with uncertainties, including the impacts of the COVID-19 pandemic, the outcomes of which are not within our control and may not be known for a prolonged period of time. Because the use of estimates is inherent in the financial reporting process, actual results could differ from those estimates.
We believe that the assumptions and estimates associated with revenue recognition, business combinations, goodwill and intangible assets, capitalized software and development, pensions, income taxes, and stock-based compensation expense have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. See Note 1, Description of Business and Summary of Significant Accounting Policies, to our audited annual consolidated financial statements and our unaudited interim condensed consolidated financial statements, included elsewhere in this prospectus for further information on these and our other significant accounting policies and estimates as well as our disclosures on recent accounting pronouncements. Our most critical accounting policies are summarized below.
Revenue Recognition
Effective January 1, 2018, the Company adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606), (“ASU 2014-09”), utilizing the modified retrospective method of adoption. The modified retrospective transition method does not recast historical financial statement periods; therefore, prior period revenue amounts are not adjusted and continue to be reported in accordance with our historical accounting under ASC 605. Accordingly, the consolidated financial statements for the year ended December 31, 2018 are presented under ASC 606 with a cumulative adjustment to opening accumulated deficit as of January 1, 2018. We recognize revenue from contracts in accordance with the five-step model described in Note 1, Description of Business and Summary of Significant Accounting Policies, to our audited annual consolidated financial statements, included elsewhere in this prospectus.

We derive revenue from our two business segments Marketing Services and SaaS. The Company has determined that each of its services is distinct and represents a separate performance obligation because the SMB can benefit from each service on its own or together with other resources that are readily available to the SMB, and services are separately identifiable from other promises in the contract. Revenue for all services is recognized when control transfers to the SMB. For print solutions, control transfers upon delivery of the published directories. Prior to the Company’s adoption of ASC 606, revenue derived from print directory advertising was recognized ratably over the life of each directory, with revenue recognition commencing in the month of publication. Control over SaaS and digital services within Marketing Services transfers to the SMB evenly over the service period. This is consistent with the Company’s revenue recognition policy for SaaS and digital services within Marketing Services prior to adoption of ASC 606.
The transaction price of a contract consists of fixed and variable consideration components pursuant to the applicable contractual terms and may involve the use of estimates. These judgments involve consideration of historical and expected experience with the customer and other similar customers. The Company’s contracts with customers may include multiple performance obligations. For such arrangements, the Company allocates the transaction price to each performance obligation based on its relative standalone selling price. Standalone selling price is the price at which the Company would sell a promised service separately to a client. Judgment is required to determine the standalone selling price for each distinct performance obligation. Often, the Company does not have sufficient standalone sales information, as contracts with customers generally include multiple performance obligations. When standalone sales information is not available, the Company estimates the standalone selling price using information that may include market conditions, entity-specific factors such as pricing and discounting strategies, and other inputs.
The Company has determined that sales commissions are incremental and recoverable costs of obtaining a contract. However, commissions related to renewal contracts are not commensurate with costs incurred to obtain an initial contract. Therefore, the portion of commissions incurred to obtain a new contract in excess of a renewal commission is capitalized and recognized over the period of benefit, which is determined to be two years based on expected contract renewals, the Company’s technology development life-cycle, and other factors. Prior to the Company's adoption of ASC 606, sales commissions incurred were deferred and expensed over the relevant fulfillment cycle. Renewal commissions are expensed as incurred under practical expedient available under ASC 606.
Direct costs associated with fulfilling a print directory contract with a SMB include costs related to printing and distribution. Directly attributable costs incurred to fulfill print solutions are capitalized as incurred and then expensed at the time of delivery, in line with the recognition of revenue. Prior to the Company's adoption of ASC 606, costs directly attributable to producing print directories were amortized over the average life, in months, of the directories, under the deferral and amortization method of accounting. Costs to fulfill SaaS and digital contracts with SMBs are expensed as incurred, which is consistent with the accounting policy prior to the Company's adoption of ASC 606.
Business Combinations, Goodwill and Intangible Assets
Business Combinations
We have completed several acquisitions of other businesses in the past, with the most significant one being the YP Acquisition on June 30, 2017, and we may acquire additional businesses in the future. In an acquisition, we first review if substantially all the fair value of the assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If such concentration exists, the transaction is considered an asset acquisition rather than a business combination.
The results of businesses acquired in a business combination are included in our consolidated financial statements from the date of acquisition. We allocate the purchase price, which is the sum of the consideration paid and may consist of cash, equity, or a combination of the two, to the identifiable assets and liabilities of the acquired business at their acquisition date fair values. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill. Determining the fair value of assets acquired and assumed liabilities requires management to use significant judgment and estimates, including the selection of valuation methodologies, estimates of future revenue and cash flows, and discount rates.
We use all available information to estimate fair values. We typically engage outside appraisal firms to assist in determining the fair value of tangible and identifiable intangible assets such as client relationships, trademarks, and any other significant assets or liabilities. During the measurement period, of up to one year after the acquisition date, we may adjust the values attributed to the assets acquired and assumed liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date.
Our purchase price allocation methodology contains uncertainties because it requires assumptions and management’s judgment to estimate the fair value of assets acquired and assumed liabilities at the acquisition date. Key judgments used to estimate the fair value of intangible assets include projected revenue growth and operating margins, discount rates, client attrition rates, as well as the estimated economic life of intangible assets. Management estimates the fair value of assets and liabilities based upon quoted market prices, the carrying value of the acquired assets, and widely accepted valuation techniques, including discounted cash flows. Our estimates are inherently uncertain and subject to refinement. Unanticipated events or circumstances may occur which could affect the accuracy of our fair value estimates, including assumptions regarding industry economic factors and business strategies.
Goodwill Impairment
Goodwill represents the excess of the purchase price of an acquired business over the fair value of the net tangible and identifiable intangible assets acquired. Goodwill is tested annually for impairment as of October 1st and at any time upon the occurrence of certain triggering events or changes in circumstances. The Company performs its goodwill impairment test at the reporting unit level. In assessing goodwill for impairment, an entity has the option to assess qualitative factors to determine whether events or circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Performing a qualitative impairment assessment requires an examination of relevant events and circumstances that could have a negative impact on the carrying value of our Company, such as macroeconomic conditions, industry and market conditions, earnings and cash flows, overall financial performance, and other relevant entity-specific events. The estimates of the fair value of the Company’s reporting units are primarily determined using an income approach based on discounted cash flows. The discounted cash flow methodology requires significant judgment, including estimation of future cash flows, which is dependent on internal forecasts, current and anticipated economic conditions and trends, the estimation of the long-term growth rate of the Company’s business, and the determination of the Company’s weighted average cost of capital. Changes in the estimates and assumptions incorporated in our impairment assessment could materially affect the determination of fair value and the associated impairment charge.
As of June 30, 2020, goodwill was $609.5 million, of which $283.5 million was generated from the YP Acquisition on June 30, 2017. For additional information related to goodwill, see Note 5, Goodwill and Intangible Assets, and for additional information on the YP acquisition, see Note 3, Acquisitions, to our audited annual consolidated financial statements, included elsewhere in this prospectus.
No impairment charge was recorded in the Company’s consolidated statements of operations during the years ended December 31, 2019, 2018 and 2017 nor for the six months ended June 30, 2020 and 2019.
Intangible Assets
All of the Company’s intangible assets are classified as definite-lived intangible assets. The Company’s intangible assets are amortized over their useful lives using the income forecast method and reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. The recoverability analysis includes estimates of future cash flows directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the definite-lived intangible asset. The Company’s estimates of future cash flows attributable to long-lived assets require significant judgment based on its historical and anticipated results and are subject to assumptions.
An impairment loss is measured as the amount by which the carrying amount of the definite-lived intangible asset exceeds its fair value.
For additional information related to goodwill and intangible assets, see Note 5, Goodwill and Intangible Assets, to our audited annual consolidated financial statements, included elsewhere in this prospectus for more information.

Capitalized Software and Development
Costs associated with internal use software are capitalized during the application development stage, if they have a useful life in excess of one year. Subsequent additions, modifications, or upgrades to internal use software are capitalized only to the extent they allow the software to perform a task it previously did not perform. Capitalized software is reviewed for impairment whenever events or changes in circumstances may indicate that the carrying amount of an asset may not be recoverable. A key estimate included within the capitalized software balance includes the determination of the useful life.
Pensions
The Company maintains pension obligations associated with non-contributory defined benefit pension plans that are currently frozen and incur no additional service costs.
Although the plans are frozen, the Company continues to incur interest cost as well as gains/(losses) associated with changes in fair value of plan assets, all of which are referred to as net periodic pension cost. In determining the net pension obligations at each reporting period, management makes certain actuarial assumptions, including the discount rate and expected return on plan assets. For these assumptions, management consults with actuaries, monitors plan provisions and demographics, and reviews public market data and general economic information. Changes in these assumptions can have a significant impact on the projected pension obligations, funding requirement, and net periodic pension cost. The Company immediately recognizes actuarial gains and losses in its operating results in the year in which the gains and losses occur.
Income Taxes
Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not expected to be realized based on the weight of positive and negative evidence. Future realization of deferred tax assets ultimately depends on the existence of sufficient taxable income of the appropriate character, for example, ordinary income or capital gain within the carryback or carryforward periods available under the applicable tax law. We regularly review the deferred tax assets for recoverability based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences, and tax planning strategies. Should there be a change in the ability to recover deferred tax assets, our income tax provision would increase or decrease in the period in which the assessment is changed.
The Company’s policy is to recognize interest and penalties related to unrecognized tax benefits in income tax expense. The amount of income taxes we pay is subject to ongoing audits by federal and state tax authorities, which often result in proposed assessments. Significant judgment is required in determining income tax provisions and evaluating tax positions. We establish reserves for open tax years for UTPs that may be subject to challenge by various tax authorities. The consolidated tax provision and related accruals include the impact of such reasonably estimable losses and related interest and penalties as deemed appropriate. Tax benefits recognized in the financial statements from UTPs are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.
Reverse Stock Split
The Company’s consolidated financial statements reflect a 1-for-1.8 reverse stock split of the Company’s common stock, which became effective on August 26, 2020. All share and per share data for all periods presented have been adjusted retrospectively, where applicable, to reflect the Reverse Stock Split.
Stock-based Compensation
The Company established a stock-based compensation plan which allows for incentive awards to be granted to designated eligible employees, non-management directors, consultants, and independent contractors providing services to the Company. The 2016 Stock Incentive Plan permits grants of cash-settled stock options. Because of our intent to net cash settle upon exercise, these awards are liability classified. Accordingly, the fair value of these awards is initially measured at the grant date and is remeasured each subsequent reporting date, until the award is settled or forfeited, with remeasurement (gains)/losses recognized in Cost of services, Sales and Marketing and General and administrative expenses, in accordance with the awards’ vesting schedule.

Determining the fair value of liability classified stock-based compensation awards requires the use of judgment. We use the Black-Scholes option-pricing model to determine the fair value of our stock options. The Black-Scholes option pricing model requires inputs based on certain subjective assumptions, including the fair value of common stock and its volatility, the expected life of the option, and the risk-free interest rate for a period that approximates the expected life of the option. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its common stock. Therefore, it estimates its expected volatility based on the debt leveraged historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price. Following the closing of our direct listing, the fair value per share of our common stock for purposes of determining stock-based compensation will be the last available closing price of our common stock as reported on or before the applicable grant date.
The assumptions used to determine the fair value of the stock-based awards are management’s best estimates and involve inherent uncertainties and the application of judgment. If any of the assumptions used in the Black- Scholes option pricing model change significantly, stock-based compensation expense for future awards may differ compared with the awards granted previously.
Common Stock Fair Value
The absence of an active market for our common stock requires us to determine the fair value of our common stock. We obtain contemporaneous third-party valuations to assist us in determining fair value. These contemporaneous third-party valuations use methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.
We determine the fair value utilizing the income approach, which estimates value based on market participant expectations of future cash flows we will generate. These future cash flows are discounted to their present value using a discount rate based on our weighted average cost of capital, which reflects the risk of achieving the projected cash flows. Significant inputs of the income approach also include our long-term financial projections along with our long-term growth rate, which is used to calculate our residual value before discounting to present value. The fair value of our common stock was discounted based on the lack of marketability.
Other factors taken into consideration in assessing the fair value of our common stock include but are not limited to: industry information such as market growth and volume and macro-economic events and additional objective and subjective factors relating to its business.
If an active market for our common stock develops, there is no guarantee the trading price of our common stock will correspond to our fair value determination.
Qualitative and Quantitative Disclosure about Market Risk
Interest Rate Risk
As of June 30, 2020, we had total recorded debt outstanding of $658.6 million, which was comprised of amounts outstanding under our Senior Term Loan of $544.1 million and ABL Facility of $114.5 million. Substantially all this debt bears interest at floating rates. Changes in interest rates affect the interest expense we pay on our floating rate debt. A hypothetical 100 basis point increase in interest rates would increase our interest expense by approximately $6.6 million annually, based on the debt outstanding at June 30, 2020.
Inflation Risk
We currently operate solely in the United States of America. We do not believe that inflation has had a material effect on our business, results of operations, or financial condition. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs. Our inability or failure to do so could harm our business, results of operations, or financial condition.
Recent Accounting Pronouncements
See Note 1, Description of Business and Summary of Significant Accounting Policies, to our audited annual consolidated financial statements and our unaudited interim condensed consolidated financial statements, included elsewhere in this prospectus, for a discussion of recent accounting pronouncements.

BUSINESS
Our Mission
Thryv Holdings, Inc. is dedicated to supporting local, independent businesses and franchises by providing innovative marketing solutions and cloud-based tools to the entrepreneurs who run them.
Business Overview
Our Company is built upon a rich legacy in the marketing and advertising industry. We are one of the largest companies in the United States that provides SMBs with print and digital marketing solutions and SaaS end-to-end customer experience tools. Our solutions enable our SMB clients to generate new business leads, manage their customer relationships and run their day-to-day operations.
As of June 30, 2020, we serve over 360,000 SMB clients through two business segments: Marketing Services and SaaS.
Marketing Services
Our Marketing Services segment provides both print and digital solutions and generated $559.0 million, or 89.9%, and $1,292.8 million, or 91.0% of consolidated total revenues for the six months ended June 30, 2020 and the year ended December 31, 2019, respectively. We believe our Marketing Services segment delivers high-quality, cost-effective business leads to our SMB clients, and our decades of experience in local U.S. markets gives us a competitive advantage. We had a monthly ARPU of approximately $224 and $235 for the six months ended June 30, 2020 and for the year ended December 31, 2019, respectively. Our primary Marketing Services offerings include:
•	Print Yellow Pages. Print marketing solutions through our owned and operated PYPs, which carry “The Real Yellow Pages” tagline;
•	Internet Yellow Pages. Digital marketing solutions through our proprietary IYPs, including Yellowpages.com, Superpages.com and Dexknows.com;
•	Search Engine Marketing. SEM solutions that deliver business leads from Google, Yahoo!, Bing, Yelp and other major engines and directories; and
•	Other Digital Media Solutions. Other digital media solutions, which include stand-alone websites, online display and social advertising, online presence and video and SEO tools.
The table below presents revenues for our Marketing Services solutions:
	Six Months Ended June 30,		Years Ended December 31,
	2020	2019	2019	2018	2017
	(in thousands) (unaudited)		(in thousands)
Marketing Services
PYP	$276,547	$331,121	$605,952	$798,838	$542,745
IYP	144,267	175,592	339,416	379,687	259,526
SEM	90,659	122,443	232,345	328,814	288,161
Other	47,576	63,122	115,082	152,447	152,582
Total Marketing Services	$559,049	$692,278	$1,292,795	$1,659,786	$1,243,014
SaaS
Our SaaS segment is comprised of our Thryv platform, our SMB end-to-end customer experience platform, Thryv Leads, our integrated lead management solution, and add-ons that help our clients manage their day-to-day operations. Our SaaS segment generated $63.1 million, or 10.1%, and $128.6 million, or 9.0% of consolidated total revenues for the six months ended June 30, 2020 and the year ended December 31, 2019, respectively. We launched our Thryv platform in 2015, and as of June 30, 2020, we had approximately 44,000 total SaaS clients. We had a monthly ARPU of approximately $236 and $219 for the six months ended June 30, 2020 and for the year ended December 31, 2019, respectively. Our primary SaaS offerings include:
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Thryv®, our Thryv platform, is our flagship SMB end-to-end customer experience platform. It helps small businesses and franchises “get the job, manage the job, and get credit” for their jobs. It includes capabilities such as CRM, omni-channel email and text marketing automation, scheduling and appointment management, estimating, invoicing, payments, social media management, reputation management and centralized customer communication.

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Thryv Leads® and add-ons. Thryv Leads is our integrated lead management solution, and we offer a range of add-ons that can be purchased in conjunction with our Thryv platform including, but not limited to, website development, SEO tools, and Hub by Thryv.

The table below presents revenues for our SaaS offerings:
	Six Months Ended June 30,		Years Ended December 31,
	2020	2019	2019	2018	2017
	(in thousands) (unaudited)		(in thousands)
SaaS
Thryv platform	$45,194	$50,048	$96,405	$111,875	$72,755
Thryv Leads and add-ons	17,939	14,802	32,174	12,740	2,397
Total SaaS	$ 63,133	$ 64,850	$ 128,579	$ 124,615	$ 75,152
Integration of Marketing Services and SaaS
Our expertise in delivering solutions for our client base is rooted in our deep history of serving SMBs. We have worked for decades in our local communities, providing marketing solutions to SMBs. We found that SMBs need technology solutions to communicate with the large portion of consumers who now do business via their smartphones. We launched our SaaS business in 2015 to provide SMBs with the resources to compete for today’s mobile consumers. In 2020, SMB demand for integrated technology solutions continues to grow as SMBs adapt their business and service model to facilitate remote working and contact-less customer interactions. This trend has accelerated from March 2020 onwards.
In 2019, we delivered more than 67 million PYP directories to strategically targeted American homes whose demographics indicate a higher propensity to use print marketing solutions. In 2019, our PYP, IYP, SaaS and other lead generation solutions delivered more than 76 million consumer business leads to SMBs nationwide. In addition, in 2019, we generated approximately 4.4 billion U.S. consumer references to, or views of, our PYP and IYP sites and IYP partner sites.
We reach our clients utilizing a multi-channel sales approach that allows us to meet market demand through an extensive inside and outside sales force, channel partners and targeted digital campaigns. Our nationwide field sales force allows us to have local and virtual interactions with SMB clients, which differentiates us from competitors.
While we believe we derive a competitive advantage from our industry experience, sizable salesforce, and Thryv platform, existing and potential SMBs have choices when selecting SaaS solutions. Numerous niche cloud-based tools are available for SMBs to self-provision online, and other providers market competing end-to-end solutions. Because the cost of entry into the SaaS space is relatively low, new entrants continue to emerge. Although we believe many of these solutions lack a comprehensive set of features and offer less onboarding and customer support, SMBs may opt for less expensive solutions or for a package of solutions provided by less experienced entrants at a lower cost. See “Risk Factors — We face significant competition for our Marketing Services solutions and SaaS offerings, which may harm our ability to add new clients, retain existing clients and grow our business. Competitors include companies who use components of our SaaS offerings provided by third parties.”

Industry Background
The business environment in which our SMB clients operate has undergone a dramatic transformation due to technology improvements that put the consumer more than ever in charge of how, when, and where they do business. We believe the current business environment has resulted in significant challenges for our SMB client base:
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Rising Expectations of the Digital Consumer. Consumers have grown accustomed to sophisticated web platforms and mobile applications that deliver modern solutions. Large enterprises have optimized experiences such as one-click e-commerce, instant ride-sharing, and food delivery applications. Many SMBs are challenged to create these “frictionless” customer experiences by themselves.

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Increasingly Fragmented Consumer Marketplace. As a growing majority of consumers turn to digital platforms and applications for information, SMBs face challenges in finding ways to connect with their customers. Meanwhile, a subset of consumers still prefers traditional forms of media, such as print. We believe it is increasingly difficult for SMBs to target both of these consumer segments with a coherent strategy.

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Businesses Are Challenged to Determine Which Advertising Is Effective. The old John Wanamaker adage, “Half the money I spend on advertising is wasted; the trouble is, I don’t know which half,” is still true. We believe the print and digital advertising choices for SMBs have become overwhelming and that many SMBs benefit from assistance in identifying the most advantageous advertising medium.

Market Opportunity
In 2019, the SMB market in the United States included an estimated 30 million SMBs and an additional 770,000 fast-growing franchise establishments.
Marketing Services
In 2020, local advertising revenue in the U.S. market is forecast to be $144.3 billion annually, including all forms of advertising. Directory advertising and local digital advertising spending in the United States in 2020 are forecast to be $1.6 billion and $66.9 billion, respectively.
SaaS
In the U.S. market, our SaaS solutions are best suited to our total addressable market of SMBs with two to 50 employees, many of whom have outgrown manual processes, as well as franchise organizations with up to approximately 100 units or locations. We estimate SMBs with two to 50 employees represent nearly 8 million of the 30 million U.S. SMBs. The SMB market is an attractive target for sales of cloud-based tools because market penetration is still low, with 64% of SMBs still not subscribed to cloud software or services, and the increased need for SMBs to integrate technology solutions that facilitate a remote working environment and contact-less customer interactions.
Our Solutions
Comprehensive Marketing Services Offering
We have a full portfolio of marketing solutions for SMBs, including PYP, IYP, SEM, SEO, websites, and video advertising. This enables SMBs to craft a comprehensive marketing strategy with us as the one-stop provider. For example, PYP provides value to SMBs seeking to reach consumers who prefer traditional forms of print media, IYP helps efficiently position a client’s business on well-trafficked online directories, and SEM allows SMBs to generate customer traffic directly with ads on Google and other search engines.
Leading Presence in Print Advertising
As the largest publisher of print directories in the United States, we provide clients with insights into how traditional media can reach and advertise to a large segment of the consumer population. In the United States, PYP users tend to be over 55 years of age, more affluent and more likely to own a single–family home, resulting in higher sales conversion rates for our SMB clients.

Enables SMBs to Deliver Customer Experiences That We View as Best-in-Class within One Platform
Our Thryv platform delivers many features relevant to SMB needs, including CRM, omni-channel email and text marketing automation, scheduling and appointment management, estimating, invoicing, payments, social media management, reputation management and centralized customer communication.
Dynamic Tracking and Access to Unparalleled SMB Data
The effectiveness of each of our solutions can be measured with tracking software that enables SMBs to easily analyze the performance of their ad campaigns. We examine operational measures from various sources that help us understand how a client’s marketing services program is working and use these to monitor their effectiveness and performance. As a result, we give SMBs actionable insights to attract and retain new customers.
Optimizes Advertising Budgets and Business Leads Generation
Our Thryv Leads solution recommends an appropriate dollar budget for each SMB based on its business vertical and market geography. Thryv Leads chooses the optimal mix of advertising solutions for each SMB by using machine learning capabilities to generate a tailored solution for each of our clients. Thryv Leads then automatically injects resulting business leads into the SMB’s CRM system, while also enriching the basic consumer information with additional data. SMBs are then able to contact and engage new and existing customers.
Our Strengths
Deep Expertise in the SMB Marketspace
Our deep understanding of SMBs is founded on our decades of experience in the SMB marketspace. Many of our operations personnel, customer service team, marketing team, sales people and executives have been working with SMBs for decades. They have strong client relationships and a deep understanding of how our clients use our solutions, which has allowed us to continue serving our clients effectively through virtual interactions during the COVID-19 pandemic.
Strong Integrated SaaS Solution
Our product team works in partnership with, third-party developers whom we view as best-in-class in the SMB space to deliver a platform that we believe exceeds the expectations of SMB clients. The result is a platform architecture that gives us a highly competitive SaaS solution with significant flexibility and scalability. Furthermore, we believe that we are the only SaaS player of scale focused on SMBs that offers a business leads-based solution integrated into a cloud-based platform.
Multi-Channel Go-to-Market Approach Including an Extensive Sales Force
Our go-to-market approach includes a nationwide field sales force, a telephone-based sales force, agency resellers, other channel partners and marketing campaigns that drive significant inbound sales orders for our solutions. We believe, in particular, that our on-the-ground presence of approximately 1,036 and 1,355 sales people, as of June 30, 2020 and December 31, 2019, respectively, in local communities and telephone centers across the United States differentiates us from our competitors. Many SMBs have decades-long relationships with their sales representative, who can effectively communicate the benefits of our solutions in person, virtually or by telephone. Our long-standing relationships have allowed us to continue to effectively serve our clients via virtual interactions during the COVID-19 pandemic as in-person interactions have been limited.
Favorable Cost Structure
We believe we have a highly variable cost structure. In our Marketing Services segment, the relatively predictable demand of our PYP business and our cost management strategy have historically resulted in strong profits for the segment. On the cost side, we rely on third-party printers and cost–effective long-term paper, printing and directory distribution contracts. In our digital marketing solutions, we utilize a variety of platforms, including low-cost search providers, which only charge us on a per-click basis. In our SaaS segment, we have purposefully built the business to minimize fixed costs through our flexible contract terms with our third-party service providers, which resulted in favorable profitability for the segment during the six months ended June 30, 2020 and the year ended December 31, 2019.

Strong Cash Flow and Operating Performance
We have historically generated significant cash flow as a result of our strong operating performance, variable cost structure, limited capital expenditures and relatively low working capital needs. We reported net income of $39.6 million and $37.8 million for the six months ended June 30, 2020 and 2019, respectively. We reported net income of $35.5 million, $52.3 million and net loss of $171.3 million for the years ended December 31, 2019, 2018 and 2017, respectively. We had Adjusted EBITDA of $230.9 million and $260.8 million for the six months ended June 30, 2020 and 2019, respectively. We had Adjusted EBITDA of $481.6 million, $557.7 million and $259.5 million for the years ended December 31, 2019, 2018 and 2017, respectively. We generated $97.9 million and $123.5 million of operating cash flow, and $84.9 million and $117.6 million of Free Cash Flow, during the six months ended June 30, 2020 and 2019, respectively. We generated $270.6 million, $347.1 million and $240.8 million of operating cash flow and $244.5 million, $319.6 million and $220.8 million of Free Cash Flow for the years ended December 31, 2019, 2018 and 2017, respectively.
Experienced Management Team
Our management team has decades of experience helping SMBs. Our CEO, Mr. Joseph A. Walsh, launched his first yellow pages company, Independent Yellow Pages Publishing, as an entrepreneur, in the early 1980s. In 1993, he became CEO of Yellowbook, Inc., which grew from a regional business in the Northeast to a successful national company, and which was later acquired by a multinational media company, British Telecom. Our management team has transformed the Company by generating profitability and cash flow, while investing in our SaaS solutions and creating a vibrant, technology-driven culture. On average, our management team has 30 years of experience in the SMB marketing industry and possesses expertise in a broad range of relevant disciplines.
Our Strategy
Continuous Innovation Drives Retention and Growth
In our Marketing Services business, we continue to improve the value of our solutions and leverage our extensive sales force to drive retention of clients. For example, in our PYP business, we have simplified ad pricing, added colorful new local covers and modified book formatting to make the books more useful and readable. Additionally, we increasingly renew digital (non-print) accounts through an automated process. In our SEM business, we have improved our bidding process, launched new features and boosted traffic from distribution partner sites. In our SaaS business, we continue to improve our Thryv platform by analyzing user behavior and client requests in order to expand the feature set and interoperability with other popular cloud-based tools. We continue to improve Thryv Leads which uses machine learning capability to optimize the placement of the SMBs’ ads and help SMBs reduce their costs.
Transition into SaaS
Our current executive team came onboard in 2014 with a plan to expand beyond the legacy Marketing Services segment into the SaaS segment. Our plan has been, and continues to be, to develop and grow our SaaS segment to better help SMBs manage their businesses, while continuing to maintain profitability within our Marketing Services segment, which drives new customer leads to our clients. We have selectively utilized a portion of the cash generated from our profitable Marketing Services segment to support initiatives in our evolving SaaS segment, which has represented an increasing percentage of total revenue since launch. The SaaS segment became profitable during 2019.
Leverage Our Nationwide Scale and Extensive Sales Force
We have one of the largest SMB-focused sales forces in the country within the marketing solutions and SaaS space, which we utilize to attract and manage our clients. We leverage our sales force to introduce our SaaS solutions to new prospects and existing Marketing Services clients in local and virtual meetings. As of June 30, 2020, our efforts led to 63% of our new SaaS clients originating from our Marketing Services segment. SMB demand for SaaS solutions continues to grow as SMBs increase their remote working capabilities and contact-less customer interactions due to the COVID-19 pandemic.

Actively Manage Shift in Marketing Services Revenue Mix to Maintain Profitability
We continue to manage our Marketing Services offerings, some of which are in secular decline, notably print, in order to maximize profitability and extend the life of these solutions. Our cost management strategy includes the utilization of third-party printers and cost-effective long-term paper, printing and directory distribution contracts.
Continued Cash Flow Generation and Selected Capital Allocation
We remain highly focused on methodically managing our assets, maintaining a highly variable cost structure and building our SaaS business in a way to continue to position us to generate significant cash flow. We believe that our cash flow generation and strategic capital allocation will enable us to continue to reduce debt and pursue acquisitions to create value for our stockholders. We will continue to employ a disciplined financial policy that maintains our financial strength and favorable cost structure.
Opportunistic Acquisitions to Drive Synergy
The Company has experience executing accretive acquisitions in the industry. We are well-positioned to continue this strategy to leverage our platform and scale in our industry. Historically, as a result of our acquisitions, we have realized significant cost synergies and obtained new clients that also bought our SaaS solutions. For example, in 2017, in a single transaction, the YP Acquisition, ultimately resulted in significant cost savings and more than 20,000 new SaaS customers.
International Growth
We are looking to expand into international markets, which we view as a large opportunity for growth. In August 2020, we launched our first international SaaS reseller pilot, a joint initiative with the leading yellow pages player in the Caribbean, and we recently signed our second SaaS franchise client, a home services company with operations in the U.S. and Canada. We intend to penetrate international markets either through acquisition, re-seller agreements or other commercial arrangements. Internationally, there are approximately 35 million SMBs in our target market.
Marketing Services Segment
Our Marketing Services segment delivers high-quality, cost-effective business leads to our SMB clients. This segment generated $559.0 million in the six months ended June 30, 2020 and $1,292.8 million of revenue for the year ended December 31, 2019. The following chart represents our main Marketing Services solutions:

Print Yellow Pages (PYP)
In fiscal year 2019, we published approximately 2,060 PYP titles. We generate revenue by charging for advertisements placed within these titles.
We believe print directories are an under–appreciated and cost–effective solution for many SMBs. Consumer usage of print, while declining, is still strong among consumers that tend to be over 55 years of age, more affluent and more likely to own a single–family home. PYP enables SMBs to reach this core demographic that tends to have higher purchase intent when encountering one of our SMBs’ advertisements.

We have highly predictable revenue from this service offering given that PYP advertising campaigns are typically structured as 14 to 15 month contracts. While PYP has experienced a secular decline similar to other print media, print costs are highly variable, enabling the Company to right-size costs in advance of anticipated declines in PYP sales.
Internet Yellow Pages (IYP)
We operate three proprietary IYP sites: Yellowpages.com, Superpages.com and Dexknows.com. In the first six months of 2020, traffic to these sites averaged over 30 million visits per month across the three properties. We generate IYP revenue by charging SMBs for advertisements and priority placement.
Our IYPs are very efficient in delivering business leads. IYPs deliver leads at an attractive cost because consumers who search on IYPs are deep in the “purchase funnel” and are ready to buy.
We also offer Extended Search Solutions (“ESS”) enabling SMBs to buy advertising on our network of owned and third-party directory websites, including Yelp and other popular sites. Our network delivers more than 359 million impressions per month. Our ESS network provides SMB clients expanded access to high-converting traffic at a low cost. We believe we are the only provider to offer this broad network of online directory sites with a single purchase.

Search Engine Marketing (SEM)
Search engines deliver paid and organic (free) listing results.
Two factors drive paid rankings:
•	the advertiser’s bid price, and
•	click-through rate (the rate at which users click through to the ad).
This results in a quality score which determines the ranking of the ad in the paid results.
Organic results are ranked based on an algorithm which determines the relevancy of that listing to the user’s query.
SMBs often purchase advertisements in the paid listings section of search engines and online directories to drive business leads. We sell SEM placements on multiple search sites, including Google, Yahoo! and Bing and online directories including Yelp, CityGrid and Whitepages, among others.
Our SEM offerings leverage a mix of in-house and off-the-shelf technology to design ads, generate bids and deliver reporting to advertisers. We track cost per click and cost per call metrics for our SMB clients, which gives them insights into the effectiveness of their ad campaigns.
Other Digital Media Solutions
We also build websites and provide online display and social advertising, video, and SEO tools. The following services were previously sold on a stand-alone basis, and clients who had purchased these services are allowed to renew them. However, for new clients, these services are now only available as part of, or as an add-on purchase to, our Thryv platform.

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Websites: Our websites leverage a third-party platform that we view as best-in-class and captivate our client’s audience through photos and personalized content. Our offering allows our clients to make an impactful online first impression by telling their company’s story through professionally designed and interactive pages.

•	Online Display and Social Advertising: We enable our clients to promote their company’s image through online advertising that drives leads and brand recognition.
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Online Presence and Video: We help our client’s business look vibrant and engaging. We record videos on-site using a partner that we view as best-in-class, allowing clients to appeal to different audiences on different platforms.

•	SEO: Works to improve rankings within search engines like Google, Yahoo! and Bing. We make our client’s website more visible and prominent.
SaaS Business Segment
Our SaaS segment is comprised of Thryv®, our SMB end-to-end customer experience platform, Thryv Leads, our integrated lead management solution and add-ons that help our clients manage their day-to-day operations. Our SaaS segment generated revenue of $63.1 million in the six months ended June 30, 2020 and $128.6 million in the year ended December 31, 2019.
Strength of the All-In-One Platform
Our Thryv platform is an easy-to-use SMB end-to-end customer experience tool that enables SMBs to deliver the same type of interaction consumers have come to expect from larger enterprises with whom they do business.
Our Thryv platform’s feature set mirrors the journey of a typical consumer, who begins on a search engine, reads business reviews, finds a company’s website and/or social media profiles, and clicks to set up an appointment or request information. After booking an appointment, the consumer typically expects an estimate and eventually an invoice, with the ability to pay online. This experience is then followed with prompts for reviews and referrals, along with periodic reminders and additional campaigns to generate repeat business.
Built on a customizable CRM database where businesses store customer information and then utilize a host of customer communication tools, our Thryv platform helps SMBs communicate with their customers and manage day-to-day operations. It automatically updates and maintains client listings on over 70 sites across the web so our SMBs’ online information is correct at all times.
Clients can also generate new business leads via Thryv Leads and have these business leads automatically injected into their accounts and enriched with additional data. These business leads populate the client’s CRM database enabling our clients to email, text, call or otherwise communicate with prospective customers via our Thryv platform. Additionally, clients can monitor multiple locations through Thryv add-ons.
Over half of the Thryv platform is built in-house or for us and according to our specifications by third party developers whom we view as best-in-class. While a minority of the applications in our platform are available commercially on a stand-alone basis, applications that are integrated into Thryv have capabilities or features unique to our platform. The applications made by our third-party developers are meant to work, reside and be dependent upon the entire Thryv platform. This integration is essential for connecting users to our billing engine, client experience platform, or the software platform itself to unlock additional functionality or value. PostCard Mania and Factor 4 Loyalty are examples of applications that are being developed by developers from those third-parties in our app marketplace and are unique and available only to users of the Thryv platform. Applications developed by our third-party developers specifically for our platform are not available outside of our platform on a stand-alone basis.
Recurring Revenue Model
Our Thryv platform is sold on a monthly auto-subscription basis, which generates a recurring revenue stream. Substantially all of our clients subscribe to contracts with a minimum six-month upfront commitment, after which clients continue on a month-to-month basis. Clients can upgrade their service into a more feature-rich solution at any time as their business grows.

We offer a variety of tiers, which we believe enables SMBs to choose the optimal features for their business. We believe the platform represents an attractive value for our SMB clients as compared to competitor products, such as single solutions or complex enterprise software systems that are suited to larger companies. The following chart represents our main SaaS solutions and add-ons available to our clients to expand their online presence:

In the fourth quarter of fiscal year 2019, we launched an online marketplace within our Thryv platform. Featuring easy-to-use connectivity with other popular SMB cloud-based tools, such as Quickbooks, MailChimp, Constant Contact and other popular business software, the marketplace enables our clients to further integrate our Thryv platform with their favorite tools. We believe this will accelerate our Thryv platform’s growth.
Thryv Leads
Thryv Leads was launched in 2018 as an enhancement to our Thryv platform to give SMBs an easier way to acquire new customers and to make it simpler to determine when, where and how much to spend on advertising. Thryv Leads clients sign contracts with a commitment of six months currently and go month-to-month thereafter.

We continue to improve Thryv Leads, which uses machine learning capability to optimize the placement of the SMBs’ ads and help SMBs reduce their costs. Thryv Leads automatically injects resulting business leads into the SMB’s CRM system, while also enriching the basic consumer information with additional data. SMBs are then able to contact and engage new and existing customers. We believe via Thryv Leads and its integration with our Thryv platform, we are the only SaaS player that offers a business leads-based solution integrated into an end-to-end customer experience. The data that we have gathered from our hundreds of thousands of marketing campaigns informs the predictive capabilities of the platform, making it more valuable to each of our SMB clients. This enables SMBs to craft a comprehensive marketing strategy with us as the one-stop provider. Through Thryv Leads, SMBs:
•
Acquire New Customers. Thryv Leads allows SMBs to acquire new customers by simply indicating how many new customers per month they want to reach. SMBs decide on the number of business leads per month that they need, and Thryv Leads recommends a budget based on the costs in the client’s category and geographical area. Thryv Leads then delineates the SMB’s spending across advertising solutions such as print, digital and social media allowing SMBs to avoid the confusion of determining a proper ad budget.

•	Simplify Lead Tracking. Thryv Leads tracks and attributes each business lead that the SMB receives.
•
Analyze Advertising Results. Thryv Leads provides the SMB with proof that the SMB’s advertising is effective and enables SMBs to leverage consumer respondent information by injecting data into the SMB’s Thryv platform, creating a usable database for SMBs.

•	Automatically Answer Calls. Thryv Leads provides call answering services to assist SMBs in maintaining communication with new and existing customers.
•
Centrally monitor. In 2020, we released a franchise management console, Hub by Thryv, that allows franchisors to launch their franchises on Thryv and to manage their overall franchise network’s day-to-day operations on the platform.

Our Channels/Go-to-Market Approach
We acquire and retain clients through a variety of sales channels, including:
•	our nationwide, inside and outside sales forces;
•	inbound telephone, driven by direct mail, online advertising and other lead generation activities;
•	outbound mail channel;
•	resellers and agencies;
•	affiliates; and
•	corporate partnerships.
Our national sales channel provides our Marketing Services and SaaS offerings to franchisees and local offices affiliated with nationwide players. Selling Power magazine has named us to the list of “50 Best Companies to Sell For” in each of the past four years, including #15 in 2020. Our extensive, inside and outside sales forces handle existing and prospective clients. We have had success in identifying and targeting prospects who fit our ideal client profile. We then conduct live online software demonstrations to convert prospects into clients.
Our Competition
Our industry is highly fragmented, intensely competitive and constantly evolving. With the introduction of new technologies and market entrants, we expect the competitive environment to remain intense going forward. We believe the principal competitive factors in our segments are the following:
•	customized, integrated and tailored solution strategies;
•	flexible technology that is compatible with third-party applications and data sources;
•	quality;

•	pricing;
•	ease of use;
•	brand recognition and word-of-mouth referrals;
•	availability of onboarding programs and customer support; and
•	nationwide and extensive, inside and outside sales forces.
We believe we compete favorably with respect to all these factors and that we are well-positioned as a leading provider of marketing solutions and cloud-based end-to-end customer experience tools to SMBs across the United States.
We face competition from other companies that provide marketing solutions and cloud-based SaaS tools to SMBs.
Marketing Services Competitors
In our Marketing Services business, we compete with numerous national companies that sell marketing campaigns on major national search engines and social media sites, and build and host websites.
SaaS Competitors
In our SaaS business, we believe we compete with three general categories of competitors.
•	Point Solution Providers. We compete with single-point solution providers across many features. Many of these products are low-cost and some have been in the market longer than Thryv.
•
Vertical Solutions. Vertical solutions exist in many categories including Home Services, Health & Wellness, Animal Services, Professional Services and Educational Services. Competitors have studied these categories and customized their product for that category. These companies offer a tailored solution with targeted appeal. Some also have consumer-facing apps that create demand for the SMB.

•	All-In-One Competitors. Our most direct competitors are other all-in-one solutions. Several are priced above our price point or target larger companies with more employees.
Our Operations & Facilities
We have five facilities. They consist of a facility in Bristol, Tennessee, which we own, and four other properties that are leased. On June 23, 2020, we announced our plans to become a “Remote First” company, meaning that the majority of our workforce will continue to operate in a remote working environment indefinitely. As a result, we have closed certain office buildings, including most of the space at our corporate headquarters in Dallas. We will keep certain other office buildings open to house essential employees who cannot perform their duties remotely, such as employees who work in our data centers in Dallas and Virginia.
We believe that our facilities are adequate to meet our needs for the immediate future.
Our Employees
As of June 2020, we had approximately 2,444 total employees, the majority of whom work remotely pursuant to our “Remote First” employee work policy. Our outside sales force works from home-based virtual offices and are distributed throughout the 48 continental United States. We have unions representing approximately 46% of our nationwide field sales force. We see no significant union impediment to executing our strategy.

Our Intellectual Property
The protection of our technology and intellectual property is an important component of our success. We rely on intellectual property laws, including trade secret, copyright, patent and trademark laws in the United States and abroad and use contracts, confidentiality procedures, non-disclosure agreements, employee disclosure and invention assignment agreements and other contractual rights to protect our intellectual property. We possess certain intellectual property relating to Thryv®, Thryv Leads® and our Marketing Services offerings, including but not limited to the following:
•	trademark protection on brands, taglines and products;
•	proprietary roadmap and product stack with proprietary code;
•	machine learning algorithms and techniques;
•
notice of allowance on a patent related to systems and methods underlying Thryv Leads, which processes include the coordination among our lead estimator tool, lead scoring systems, budget allocation systems and the SMB’s CRM system;

•	strategic alliances;
•	branding via proprietary print and online assets; and
•	copyright protections on work product.
We maintain a library of high-quality, proprietary communications, including:
•	product features;
•	customer FAQs;
•	our ideal client profile;
•	website images and content;
•	vertical industry templates and taxonomy;
•	how-to videos; and
•	articles, blogs and guides on using and competing with digital marketing.
In addition to the foregoing, we have established business procedures designed to maintain the confidentiality of our proprietary information, including the use of confidentiality agreements and assignment of inventions agreements with employees, independent contractors, consultants and companies with which we conduct business.
Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, leading companies in the technology industry have extensive patent portfolios. From time to time, third parties have asserted copyright, trademark and other intellectual property rights against us or our clients. Litigation and associated expenses may be necessary to enforce our proprietary rights.
Our Use of Technology
In Marketing Services, our print directories are published using a customized platform supported by our in-house engineering team. Our IYPs are managed by our in-house engineering team using proprietary software that we build and maintain. Other digital Marketing Services offerings are fulfilled in-house using third-party cloud-based software.
Our Thryv platform is built leveraging third-party vendors and is managed by our in-house development teams. SaaS order processing and tracking, client engagement, client communications and most other aspects of running the day-to-day SaaS business are done using subscription-based third-party tools. We ensure that we retain intellectual property for the critical elements of the Thryv platform.
Seasonality
We are not generally affected by seasonality.

Government Regulation
Foreign and domestic laws and regulations apply to many key aspects of our business. Failure to comply with these requirements may result in, among other things, revocation of required licenses or registrations, loss of approved status, private litigation, administrative enforcement actions, sanctions, civil and criminal liability and constraints on our ability to continue to operate. See “Risk Factors — Risks Related to Our Business and Industry — Our solutions and our business are subject to a variety of U.S. and international laws and regulations, including those regarding privacy, data protection and information security. Any failure by us or our third-party service providers, as well as the failure of our platform or services, to comply with applicable laws and regulations could have a material adverse effect on our business, financial condition and results of operations,” “— Industry-specific regulation and other requirements and standards are evolving and unfavorable industry-specific laws, regulations, interpretive positions or standards could harm our business,” “— Clients may depend on our solutions to enable them to comply with applicable laws, or may not fully comprehend the applicable laws’ impact on them when using our solutions, which requires us and our third-party providers to constantly monitor applicable laws and to make applicable changes to our solutions. If our solutions have not been updated to enable the client to comply with applicable laws or we fail to update our solutions on a timely basis, it could have a material adverse effect on our business, financial condition and results of operations,” “— Laws and regulations directed at limiting or restricting the distribution of our print directories or shifting the costs and responsibilities of waste management related to our print directories could adversely affect our business.”
We are subject to many U.S. federal and state and other foreign laws and regulations including those related to privacy, data protection, content regulation, intellectual property, consumer protection, rights of publicity, health and safety, employment and labor and taxation. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended in a manner that could harm our business.
Litigation
From time to time we are involved in legal proceedings or subject to claims arising in the ordinary course of our business. Although the results of litigation and claims cannot be predicted with certainty, we do not believe we are a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. In addition, see Note 16, Contingent Liabilities-Litigation, to our audited annual consolidated financial statements and Note 12, Litigation Liabilities-Litigation, to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for more information.

MANAGEMENT
Executive Officers, Directors and Director Nominees
The following table sets forth the names and ages, as of June 30, 2020, and titles of the individuals who will serve as our executive officers and members of our Board at the time of the listing. Certain biographical information with respect to those executive officers and directors follows the table.
Name	Age	Position
Joseph A. Walsh	57	Chief Executive Officer, President and Director
Paul D. Rouse	61	Chief Financial Officer, Executive Vice President and Treasurer
Gordon Henry	59	Chief Strategy Officer and Executive Vice President
James McCusker	57	Chief Revenue Officer and Executive Vice President
John Wholey	55	Executive Vice President of Operations
Lesley Bolger	41	Chief Compliance Officer, Vice President of Corporate Counsel - Legal and Human Resources and Secretary
Jason Mudrick	45	Chairman and Director
Amer Akhtar	50	Director
Bonnie Kintzer	58	Director
Ryan O’Hara	51	Director
John Slater	47	Director
Lauren Vaccarello	36	Director
Heather Zynczak	48	Director
Joseph A. Walsh
Mr. Walsh is our Chief Executive Officer, President and Director, since October 2014. Mr. Walsh also serves as the CEO and Chairman of Walsh Partners, a private company focused on investments and advisory services, from January 2012 and has served as the Chairman of Cambium Learning Group, a leading educational technology company, from June 2012 to December 2018. Mr. Walsh also previously served as President and CEO of Yellowbook, Inc. In light of Mr. Walsh’s business experience, we believe it is appropriate for Mr. Walsh to serve as a director.
Paul D. Rouse
Mr. Rouse is our Chief Financial Officer, Executive Vice President and Treasurer, since November 2014. Mr. Rouse previously served as the Chief Financial Officer for Apple and Eve, LLC from March 2012 to October 2014. Prior to joining Apple and Eve, LLC, Mr. Rouse was the Vice President of Finance, Corporate and Business Development and Treasurer of Yellowbook, Inc. Mr. Rouse graduated from Long Island University with a Bachelor of Science degree in Accounting.
Gordon Henry
Mr. Henry is our Chief Strategy Officer and Executive Vice President, since September 2019. Mr. Henry previously served as our Chief Marketing Officer and Executive Vice President from October 2014 to September 2019. Mr. Henry also previously served as Head of Mergers and Acquisition and Corporate Consulting for Walsh Partners from January 2014 to September 2014. Prior to his tenure at Walsh Partners, Mr. Henry served as Vice President and General Manager at Deluxe Corp. and Chief Marketing Officer for Yellowbook, Inc. Mr. Henry received his Bachelor of Arts from Yale University and his MBA from the Wharton School at the University of Pennsylvania.
James McCusker
Mr. McCusker is our Chief Revenue Officer and Executive Vice President, since September 2015. Mr. McCusker previously served as our Vice President of Expansion Channel Sales from May 2015 to September 2015. Before joining Thryv, Mr. McCusker was Chief Sales Officer at eLocal.com from October 2014 to May 2015 and President and Chief Sales Officer of hibu, Inc. (“hibu”), formerly Yellowbook, Inc., from April 2012 to March 2013. Mr. McCusker also previously served various roles at Yellowbook, Inc., including Chief of Sales and Vice President of Sales.

John Wholey
Mr. Wholey is our Executive Vice President of Operations, since January 2015. Prior to that role, Mr. Wholey previously served as an advisor to the Company from November 2014 to January 2015. Mr. Wholey previously served as Vice President/Head of Contact Centers in the U.S. and U.K. for hibu and its predecessor, Yellowbook, Inc. from February 2000 to October 2014. Mr. Wholey received his bachelor’s degree in Industrial Engineering from Worcester Polytechnic Institute and his Master of Business Administration in Finance from Drexel University.
Lesley Bolger
Ms. Bolger is our Vice President of Corporate Counsel, since March 2020, and our Chief Compliance Officer and Secretary, since June 2019. Ms. Bolger previously served as our Assistant Vice President of Corporate Counsel since June 2019, as our Assistant General Counsel from July 2017 to June 2019 and as our Senior Counsel from December 2006 to July 2017. Ms. Bolger received her Bachelor of Arts degree in Finance, her Master of Business Administration and her Juris Doctorate from Texas Tech University.
Jason Mudrick
Mr. Mudrick has served as Chairman and director since July 2016. Mr. Mudrick is the founder, general partner and Chief Investment Officer of Mudrick Capital, an investment firm that specializes in long and short investments in distressed credit. Mudrick Capital was founded in 2009. Before founding Mudrick Capital, Mr. Mudrick served as Managing Director and Portfolio Manager of the Contrarian Equity Fund, a fund specializing in post-restructured equities. Mr. Mudrick has previously served on multiple creditors’ committees and boards of directors for several public and privately-held companies, including Safety-Kleen Holdings, Inc., Integrated Alarm Services Group, Inc., Salton, Inc., Rotech Healthcare, Inc., NJOY Holdings, Inc., Corporate Risk Holdings, Fieldwood Energy Inc., Proenza Schouler Holdings, Inc. and cxLoyalty Group, Inc. Mr. Mudrick holds his Bachelor of Arts degree in Political Science from the University of Chicago and his Juris Doctorate from Harvard Law School. In light of Mr. Mudrick’s business experience, we believe it is appropriate for Mr. Mudrick to serve as Chairman and director.
Amer Akhtar
Mr. Akhtar has served as a director since September 2020. Mr. Akhtar has served as the Chief Executive Officer of Celential.ai Inc., a venture-funded provider of AI-based recruiting solutions, since January 2020. From April 2019 to October 2019, Mr. Akhtar served as the Chief Revenue Officer of DeepMap Inc., a high definition mapping software provider for autonomous driving. From April 2016 to March 2019, Mr. Akhtar was the Chief Operating Officer, Head of U.S. and advisor to the CEO of XPT Inc., or XPT, a division of the electric vehicle company NIO, Inc. Prior to joining XPT, from November 2014 to April 2016, Mr. Akhtar was VP and General Manager of Yahoo Small Business, a technology business focused on e-commerce and online presence. Mr. Akhtar has also served as a board member of Zeuss Inc. from 2014 to 2019 and as an advisory board member of PayActiv Inc., a financial wellness platform, since 2014. Mr. Akhtar also spent almost a decade at Automatic Data Processing, Inc., or ADP, including from 2009 to 2013, in which he was Managing Director and Country President for ADP in Shanghai, China. Mr. Akhtar graduated from Amos Tuck School of Business at Dartmouth College. In light of Mr. Akhtar’s business experience, we believe it is appropriate for Mr. Akhtar to serve as a director.
Bonnie Kintzer
Ms. Kintzer has served as a director since September 2020. Ms. Kintzer has served as the President and Chief Executive Officer of Trusted Media Brands, Inc., a media and direct marketing company, since April 2014. Ms. Kintzer has also served as a director of Trusted Media Brands, Inc. since April 2014. Previously, Ms. Kintzer served as Chief Executive Officer for Women’s Marketing Inc., from April 2010 to March 2014, where she also served as a director from September 2009 to December 2015. Ms. Kintzer has served as Chairperson of the Reader’s Digest Foundation and of the 40 Million Story Campaign for United Through Reading. Ms. Kintzer also serves as a member of the board of directors for the Children’s Learning Center of Fairfield County and is Vice Chair of the MPA – The Association of Magazine Media. Ms. Kintzer holds a Master of Business Administration from Harvard Business School and a Bachelor of Arts degree from Clark University. In light of Ms. Kintzer’s business experience, we believe it is appropriate for Ms. Kintzer to serve as a director.

Ryan O’Hara
Mr. O’Hara has served as a director since September 2020. Mr. O’Hara has served as an advisor to Apollo Global Management in the technology and media sectors since January 2020. From June to December 2019, Mr. O’Hara served as the Chief Executive Officer of Shutterfly, Inc., where he also served as a director from June to October 2019. Previously, from January 2015 to June 2019, Mr. O’Hara served as the Chief Executive Officer of Move Inc./Realtor.com. Mr. O’Hara has also served as a board member on the board of REA Group Limited from June 2017 to April 2019. Prior to 2015, Mr. O’Hara also served in senior management roles at the Madison Square Garden Company and Gemstar–TV Guide International, Inc., and worked at Nestlé S.A., Fox Cable Networks, British Sky Broadcasting Group, or BSkyB, and PricewaterhouseCoopers LLP. Mr. O’Hara currently serves on the advisory council for the Stanford University Center on Longevity. Mr. O’Hara holds a Bachelor of Arts degree in Economics from Stanford University, a Master of Business Administration from Harvard Business School and the Director Certificate from Harvard Business School. In light of Mr. O’Hara’s business experience, we believe it is appropriate for Mr. O’Hara to serve as a director.
John Slater
Mr. Slater has served as a director since July 2016. Mr. Slater currently serves as Managing Director, Head of Credit at GPI Capital L.P. Mr. Slater previously served on our Board from 2013 to 2015. From 2009 to November 2019, Mr. Slater was a partner at Paulson, focusing on investments in the media, telecom and technology sectors. He continues to provide services to Paulson. Prior to Paulson, Mr. Slater served as Vice President at Lehman Brothers Holdings, Inc. in the Global Trading Strategies Group and as a senior director of finance at NextSet Software, Inc. Mr. Slater holds both his Bachelor and Master of Arts degrees from the University of Cambridge and his Master of Business Administration from INSEAD, France. In light of Mr. Slater’s business experience, we believe it is appropriate for Mr. Slater to serve as a director.
Lauren Vaccarello
Ms. Vaccarello has served as a director since September 2020. Ms. Vaccarello has served as the Chief Marketing Officer of Talend S.A., a data integration and data integrity company, since July 2019. Previously, Ms. Vaccarello served as the Vice President of Customer Engagement and Vice President of Marketing at Box, Inc., a cloud content management company, from July 2015 to October 2018. From August 2014 to July 2015, Ms. Vaccarello served as the Senior Vice President of Marketing of Sysomos Inc. Ms. Vaccarello has also held executive leadership roles at the AdRoll Group and Salesforce.com, Inc. Ms. Vaccarello has served as a director of SalesHood Inc. since July 2019. Ms. Vaccarello holds a Bachelor of Science degree in Marketing from Emerson College. In light of Ms. Vaccarello’s business experience, we believe it is appropriate for Ms. Vaccarello to serve as a director.
Heather Zynczak
Ms. Zynczak has served as a director since September 2020. Ms. Zynczak has served as the Chief Marketing Officer of Pluralsight, Inc., a technology learning platform for enterprises, since August 2016. Previously, Ms. Zynczak served as the Chief Marketing Officer of Domo Inc., a cloud operating system for businesses, from 2012 to 2016. Previously, Ms. Zynczak also held executive positions at enterprise technology companies, including SAP SE and Oracle Corporation, and she served as a business consultant for Accenture plc, The Boston Consulting Group and Booz Allen Hamilton Inc. Ms. Zynczak has served as a director of SaltStack, Inc. since October 2018. Ms. Zynczak holds a Bachelor of Business Administration degree in Finance from The University of Texas at Austin and holds a Master of Business Administration from The Wharton School at the University of Pennsylvania. In light of Ms. Zynczak’s business experience, we believe it is appropriate for Ms. Zynczak to serve as a director.
Board of Directors
Our business and affairs are managed under the direction of our Board. The number of directors will be fixed by our Board, subject to the terms of our fourth amended and restated certificate of incorporation and our second amended and restated bylaws. Our Board will consist of eight directors, seven of whom will qualify as “independent” under Nasdaq listing standards.

Our fourth amended and restated certificate of incorporation will provide that our Board will be divided into three classes, with one class being elected at each annual meeting of stockholders. Each director will serve a three-year term, with termination staggered according to class. Class I will initially consist of three directors, Class II will initially consist of three directors and Class III will initially consist of two directors. Following the filing of our fourth amended and restated certificate of incorporation, the Class I directors, whose terms will expire at the first annual meeting of our stockholders in 2021, will be Mr. Akhtar and Mses. Kintzer and Vaccarello, the Class II directors, whose terms will expire at the second annual meeting of our stockholders in 2022, will be Messrs. O’Hara and Slater and Ms. Zynczak and the Class III directors, whose terms will expire at the third annual meeting of our stockholders in 2023, will be Messrs. Mudrick and Walsh. See “Description of Capital Stock — Anti-takeover Provisions.”
Director Independence and Controlled Company Exemption
We qualify as a “controlled company” under the corporate governance rules of Nasdaq. Accordingly, we will not be required to have a majority of “independent directors” on our Board as defined under the rules of Nasdaq; nor will we have a compensation committee and a nominating and corporate governance committee composed entirely of independent directors. While we do not intend to avail ourselves of the “controlled company” exemption at the time of our listing, we may in the future choose to do so. We will have a majority of independent directors on our Board and each of our compensation committee and nominating and corporate governance committee will be composed entirely of independent directors. In addition, we intend to comply with the requirements of Sarbanes-Oxley Act and Nasdaq, which require that our audit committee be composed of at least three members, one of whom will be independent upon the listing of our common stock, a majority of whom will be independent within 90 days of listing, and each of whom will be independent within one year of listing.
Our Board has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, Our Board has determined that Messrs. Mudrick, Akhtar, O’Hara and Slater and Mses. Kintzer, Vaccarello and Zynczak do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of Nasdaq. In making these determinations, our Board considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our Board deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them, see “Certain Relationships and Related Party Transactions.”
Board Committees
Our Board has established an audit committee, a compensation committee and, in connection with our listing, will establish a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our Board are described below. Members will serve on these committees until their resignation or until otherwise determined by our Board. The charter of each committee will be available on our website.
Audit Committee
The primary purposes of our audit committee are to assist the Board’s oversight of:
•	audits of our financial statements;
•	the integrity of our financial statements;
•	our process relating to risk management and the conduct and systems of internal control over financial reporting and disclosure controls and procedures;
•	the qualifications, engagement, compensation, independence, and performance of our independent auditor; and
•	the performance of our internal audit function.
Our audit committee consists of Mr. Akhtar, Mr. Slater and Ms. Zynczak, with Mr. Slater serving as chair of the audit committee. Each of Mr. Slater and Ms. Zynczak qualifies as an “audit committee financial expert” as such term has been defined by the SEC in Item 407(d) of Regulation S-K. Our Board has affirmatively determined that Mr. Slater and Ms. Zynczak meet the definition of an “independent director” for the purposes of serving on the audit committee under applicable Nasdaq rules and Rule 10A-3 under the Exchange Act. We intend to comply with these independence requirements for all members of the audit committee within the time periods specified under such rules. Our audit committee is governed by a charter that complies with the Nasdaq listing rules.
Compensation Committee
The primary purposes of our compensation committee are to assist the Board in overseeing our management compensation policies and practices, including:
•	determining and approving the compensation of our executive officers; and
•	producing an annual report regarding the Compensation Discussion and Analysis included in the Company's proxy statement and annual report on Form 10-K.
Our compensation committee consists of Ms. Kintzer, Mr. Mudrick and Mr. Slater, with Ms. Kintzer serving as chair of the compensation committee. The composition of our compensation committee will meet the requirements for independence under the Nasdaq listing standards and SEC rules and regulations. While we do not intend to avail ourselves of the “controlled company” exemption at the time of our listing, we may in the future choose to do so. The “controlled company” exemption under the rules of Nasdaq exempts us from the requirement that we have a compensation committee composed entirely of independent directors. The purpose of our compensation committee is to discharge the responsibilities of our Board relating to compensation of our executive officers. Our compensation committee is governed by a charter that complies with the rules of Nasdaq.
Nominating and Corporate Governance Committee
The primary purposes of our nominating and corporate governance committee will be to:
•	make recommendations to the Board regarding nomination of individuals as members of the Board and its committees;
•	assist the Board with identifying individuals qualified to become Board members; and
•	determine corporate governance practices and related matters.
Our nominating and corporate governance committee consists of Mr. Mudrick, Mr. O’Hara and Ms. Vaccarello, with Mr. O’Hara serving as chair of the nominating and corporate governance committee. While we do not intend to avail ourselves of the “controlled company” exemption at the time of our listing, we may in the future choose to do so. The “controlled company” exemption under the rules of Nasdaq exempts us from the requirements that we have a nominating and corporate governance committee composed entirely of independent directors. The nominating and corporate governance committee is governed by a charter that complies with the rules of Nasdaq.
Indemnification of Directors and Officers
Our fourth amended and restated certificate of incorporation will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL.
We intend to enter into indemnification agreements with each of our directors prior to the effectiveness of this registration statement. The indemnification agreements will provide the directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.
Code of Business Conduct and Ethics
Prior to the effectiveness of this registration statement, we will amend our code of business conduct and ethics that applies to all of our employees, officers, directors, agents, consultants, representatives, affiliates, subsidiaries, and anyone who is authorized to act on our behalf. A copy of the code will be available on our website located at www.corporate.thryv.com. Any amendments or waivers from our code for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, to our code will be disclosed on our internet website promptly following the date of such amendment or waiver.

Corporate Governance Guidelines
Our Board will adopt corporate governance guidelines in accordance with the corporate governance rules of Nasdaq, which serve as a flexible framework within which our Board and its committees operate. These guidelines will cover a number of areas, including the duties and responsibilities of the Board, director independence, Board leadership structure, executive sessions, CEO evaluations, management development and succession planning, director nomination, qualification and election, director orientation and continuing education, Board agenda, materials, information and presentations, director access to Company employees and independent advisers, Board communication with stockholders and others, director compensation, and annual board and committee performance evaluations. A copy of our corporate governance guidelines will be posted on our website. The Board has also adopted an insider trading policy.
Role of Board of Directors in Risk Oversight
Our Board has primary responsibility for the oversight of our risk management and, either as a whole or through the audit committee, discusses with management our major risk exposures, their potential impact on our business and the steps we take to manage them. This risk oversight process includes the audit committee of the Board (i) identifying major risk areas, including with respect to cyber-security and privacy and (ii) presenting such exposure to the Board to assess our risk identification, risk management and mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, cyber-security, strategic, and reputational risk.
Compensation Committee Interlocks and Insider Participation
During the year ended December 31, 2019, the members of the compensation committee were Mr. Mudrick, Mr. Glusker and Mr. Slater. During fiscal year 2019, none of our executive officers served (i) as a member of the compensation committee or board of directors of another entity, one of whose executive officers served on our compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose executive officers served on our Board.

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---

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At Thryv, everything starts and ends with our **client**.

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EXECUTIVE AND DIRECTOR COMPENSATION
Compensation Discussion and Analysis
In general, this section focuses on, and provides a description of, our executive compensation process and a detailed discussion of each of the key elements of our compensation program for fiscal year 2019 as they apply to the individuals named in the Summary Compensation Table (the “Named Executive Officers” or “NEOs”). The NEOs for fiscal year 2019 are:
•	Joseph A. Walsh, who serves as President and Chief Executive Officer;
•	Paul D. Rouse, who serves as Chief Financial Officer, Executive Vice President and Treasurer;
•	Gordon Henry, who serves as Chief Strategy Officer and Executive Vice President;
•	James McCusker, who serves as Chief Revenue Officer and Executive Vice President; and
•	John Wholey, who serves as Executive Vice President of Operations.
The following is a discussion of our current compensation philosophy and programs applicable to our executive officers in fiscal year 2019. The presentation of equity awards herein has been adjusted retroactively to reflect the Reverse Stock Split.
Compensation Philosophy and Compensation Program Objectives
Our goal for our executive compensation program is to attract, motivate, and retain a talented, entrepreneurial, and creative team of executives who will provide leadership for our success in dynamic and competitive markets. Our compensation philosophy is to provide a balanced compensation program that rewards employees for the achievement of our financial, operational and strategic goals. We believe that the most effective program will provide a competitive base salary with annual short-term and long-term incentives based on company and individual performance.
For fiscal year 2019, our executive compensation programs focused on both top-line and bottom-line performance, all while working on transforming our business and positioning the Company to be the leading provider of marketing solutions and cloud-based tools for SMBs.
Following March 13, 2019, our Compensation and Benefits Committee (our “Compensation Committee”) approved our fiscal year 2019 compensation design and target compensation opportunities, comprising a mix of fixed and variable compensation, including a short-term incentive plan with an overachievement plan and long-term incentives that created a balance between short-term and long-term focus. Our annual incentive design included metrics tied to our financial growth plan. Long-term incentives awarded for fiscal year 2019 included stock option awards that vest over a three-year period with vesting beginning January 1, 2020. These programs are described in more detail below.
Within the context of the overall objectives of our compensation programs, we typically determine the specific amounts of compensation to be paid to each of our NEOs based on a number of factors:
•	the performance of our NEOs in prior years;
•	the roles and responsibilities of our NEOs;
•	the individual experience and skills of our NEOs;
•	for each named executive officer, other than our Chief Executive Officer, the evaluations and recommendations of our Chief Executive Officer; and
•	the amounts of compensation being paid to our other NEOs.
In addition, we rely on our understanding of the amount of compensation paid by our principal competitors and similarly situated companies to their executives with comparable roles and responsibilities as a market check for our compensation decisions.
What We Pay and Why: Elements of Compensation
Our executive compensation program is designed to be competitive with companies both within and outside our industry so that we can attract and retain talented management employees. We design our compensation plans to be transparent to our executive officers and to stockholders, and to evidence and support positive governance principles. However, it should be noted that we have designed our compensation programs to complement each other and collectively serve all of our executive compensation objectives. Accordingly, whether or not specifically mentioned below, we believe that each element of our executive compensation program serves each of our objectives to a greater or lesser extent.
The following table sets forth the primary elements of our executive compensation program for fiscal year 2019, including a description of how each element fits into the overall compensation of our NEOs. These compensation elements are described in more detail under “—Components of Our NEO Compensation Program”:
	What it Does—How it Works		2019 Plan Metrics—Weighting
Base Salary	•	Basic element of competitive pay.	Not applicable.
	•	Influences annual incentive value (base salary × target annual incentive %).
Short-Term Incentive Plan: Cash	•	Performance-based compensation element with a variable payout potential based on corporate and individual performance.	•	Adjusted EBITDA—50%
			•	Adjusted Free Cash Flow—25%
			•	Individual Performance—25%
	•	Intended to motivate and reward executive officers for the achievement of annual (short-term) business objectives.
Over Performance Plan: Cash	•	Incremental incentive plan designed as an overachievement program to our Short-Term Incentive Plan.	•	Adjusted EBITDA—50%
			•	Adjusted Free Cash Flow—50%
	•	Performance-based compensation element with variable payout potential based on company financial performance.
	•	Intended to motivate and reward executive officers for the overachievement of annual business objectives.
2016 Stock Incentive Plan: Non-Qualified Stock Options	•	Options to acquire shares of stock that vest over a 3-year period beginning on January 1, 2020 for options granted in 2019.	Not applicable.
	•	Designed to retain executives and align their interests with those of the Company’s stockholders.

	What it Does—How it Works		2019 Plan Metrics—Weighting
Executive Physical	•	Executive officers receive annual reimbursement for a comprehensive medical examination up to $1,800 for EVP and the actual cost of the executive physical for the CEO.	Not applicable.
Retirement Benefits	•	A 401(k) retirement savings plan enables all employees, including executive officers, to contribute a portion of their compensation with a company matching contribution.	Not applicable.
Employment and Severance Benefits	•	CEO Employment Agreement provides for salary, incentive opportunities and severance benefits.	Not applicable.
•
Thryv, Inc. Severance Plan—Executive Vice Presidents and Above (“EVP Severance Plan”) provides for severance benefits equal to a multiple of salary and target short-term incentive award in the event of certain qualifying terminations of employment.

Relocation Lump Sum	•	EVP NEOs who commute from another state to Texas are eligible for an annual lump sum payment each December for the upcoming year in lieu of all relocation benefits.	Not applicable.
Stipend Allowance	•	A stipend allowance to cover cell phone expenses is paid out each payroll at $25 per pay period.	Not applicable.
Executive Compensation Process—Compensation Committee
Our Compensation Committee is responsible for reviewing and making individual compensation determinations including, but not limited to, salary, annual cash incentives, long-term incentive awards of cash or stock and any other awards made to our CEO and senior management (which includes all executive officers as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934). Our Compensation Committee annually reviews and approves the corporate goals, objectives, and other key measures relevant to compensation of our executive officers. All key decisions are presented to the Compensation Committee of the Board for review and, in the case of the CEO, for ratification.

Our Compensation Committee reviews and approves our incentive compensation and equity-based compensation plans, including the performance measures to be applied in determining incentive awards. Our Compensation Committee oversees the administration of the incentive compensation and equity-based compensation plans to ensure consistency with our Compensation Committee’s compensation policies, objectives, and programs with respect to plan participation, including, but not limited to, approving general size of overall awards, designating eligible participants, approving awards, appointing and reviewing the performance of plan administrators, and imposing any limitations, restrictions and conditions upon awards. Our Compensation Committee also reviews performance-based awards, such as those payable under our short-term and over performance plan and long-term incentive plans, prior to any payout to ensure that performance under the plan is sufficient to merit an award, and payments are made in accordance with the plan terms.
Our Compensation Committee works with management to make pay determinations and to ensure that our programs are competitive and meet our compensation objectives.
Our Compensation Committee is authorized to retain, in its discretion, the services of one or more executive compensation advisors to assist with the establishment and review of our compensation programs and related policies. Historically, our Compensation Committee has not engaged the services of an executive compensation advisor in reviewing and establishing our compensation programs and related policies. Our Compensation Committee has not previously considered formal compensation market data or formally benchmarked total executive compensation or individual compensation elements against a peer group. Instead, we based compensation levels on the collective experience of the members of our Board, Compensation Committee and our Chief Executive Officer, their business judgment and their experiences in recruiting and retaining executives.
Components of Our NEO Compensation Program
We believe that a substantial portion of our executive compensation should be based on Company performance. We also believe it is essential for our executives to have a meaningful equity stake linked to our long-term performance; therefore, we created compensation packages that aimed to foster this culture. As such, other than base salary, compensation of our NEOs has largely been comprised of short-term incentive pay linked to our financial performance and individual contributions and long-term equity incentive compensation. Other factors we have historically considered in evaluating executive compensation included internal pay equity, external market and competitive information, assessment of individual performance, level of responsibility, and the overall expense of the program.
Base Salary
Base salary has represented the fixed component of our executive officers’ compensation. As mentioned above, our Compensation Committee is responsible for reviewing and making individual executive officers’ compensation determinations. In consultation with our management, our Compensation Committee evaluates the performance of executive officers in light of agreed upon measures and determines and approves, or recommends to our Board for approval, executive officers’ compensation, including annual base salary levels, but does not automatically increase these levels each year. We believe that base salary increases at the executive officer level are generally warranted when (i) the employee has had a significant increase in job responsibilities, (ii) the employee’s base salary is not viewed as externally competitive or internally equitable or (iii) individual performance and career growth support an increase to base salary.
In March 2019, our Compensation Committee reviewed base salaries for our NEOs and approved a 3% merit increase for our current executive committee members, effective March 31, 2019. Such increases in the annual rate of base salary for each of our NEOs were as follows:
Named Executive Officers	Base Salary Prior to March 31, 2019	Base Salary Following March 31, 2019

Joseph A. Walsh	$1,000,000	$1,030,000
Paul D. Rouse	$491,727	$506,479
Gordon Henry	$393,382	$405,183
James McCusker	$393,382	$405,183
John Wholey	$371,527	$382,673

Short-Term Incentive Plan—Cash Incentive
We provide our NEOs with the opportunity to earn annual, performance-based cash compensation under our Short-Term Incentive Plan (our “STI”), which covers fiscal year 2019. Payouts under our STI are determined annually by our Compensation Committee based on each NEO’s target incentive and performance against pre-determined performance measures.
Our Compensation Committee follows the same benchmarking and decision-making process with respect to STI awards as it does with base salary; reviewing publicly available market data to assess the competitiveness of our executives’ compensation components, as our Compensation Committee deems appropriate. Our Compensation Committee may reassess our target annual incentive for each NEO from time to time.
Our Compensation Committee approved the target annual incentive, performance levels and payout parameters for the STI for fiscal year 2019 in March 2019. The target annual incentive is a percentage of each individual’s base salary and is determined based on each individual’s job during fiscal year 2019, which may result in a target that has been prorated to capture the relevant base salary earnings in each job, the target percentage of each job and the amount of time spent in each job. The eligible employee’s annual eligible base salary on December 31, 2019 will be used when proration is not required. In fiscal year 2019, the STI target annual incentives for each of our NEOs, expressed as a percentage of each NEO’s base salary, were as follows:
Named Executive Officers	Target Annual Incentive (STI)

Joseph A. Walsh	100%
Paul D. Rouse	70%
Gordon Henry	70%
James McCusker	70%
John Wholey	70%
Short-Term Incentive Plan Metrics and Performance for Fiscal Year 2019
There were three performance metrics in our STI for fiscal year 2019. Below is a description of those metrics and our threshold, target and maximum performance levels and respective payouts under the plan.
1.
Adjusted EBITDA (50%). This performance metric supports our focus on improving revenue trends and reflects the public budget released on February 26, 2019, which represents the budget guiding principles and financial projections of the Company for fiscal year 2019. Adjusted EBITDA is adjusted for certain investments in growth opportunities.

2.
Adjusted Free Cash Flow (“Adjusted FCF”) (25%). This performance metric supports our goal of generating cash to build the business, while continuing to meet our debt requirements. Free Cash Flow has been adjusted to reflect the public budget release of February 26, 2019, which represents the budget guiding principles and financial projections of the Company for fiscal year 2019. Adjusted FCF does not include certain tax liabilities, settlement of liability stock option awards and certain investments in growth opportunities, including merger and acquisitions and relisting activities.

3.
Individual Performance (25%). This performance metric supports our goal of pay for performance. It is determined based on individual performance assessment by our CEO. In fiscal year 2019, the Company established a minimum EBITDA threshold of $470 million for this performance metric. This means that if EBITDA for fiscal year 2019 was below $470 million, no incentive award would be earned for the Individual Performance metric (i.e. 25% of the STI payout opportunity would not be funded).

The below table reflects in detail the respective payouts per performance level for the EBITDA and Adjusted FCF performance (collectively, the “Company Performance”) metrics under our STI for fiscal year 2019.
EBITDA (in millions)	% of EBITDA Component Payout		Adjusted FCF (in millions)	% of Adjusted FCF Component Payout
$ 491.00	25%	Threshold	$211.00	25%
$ 492.00	33%		$ 212.00	33%
$ 493.00	42%		$ 213.00	42%
$ 494.00	50%		$ 214.00	50%
$ 495.00	58%		$ 215.00	58%
$ 496.00	67%		$ 216.00	67%
$ 497.00	75%		$ 217.00	75%
$ 498.00	83%		$ 218.00	83%
$ 499.00	92%		$ 219.00	92%
$ 500.00	100%	Target	$ 220.00	100%
$ 501.50	104%		$ 221.00	104%
$ 503.00	108%		$ 222.00	108%
$ 504.50	113%		$ 223.00	113%
$ 506.00	117%		$ 224.00	117%
$ 507.50	121%		$ 225.00	121%
$ 509.00	125%	Maximum	$ 226.00	125%
On March 3, 2020, our Compensation Committee reviewed the Company’s performance against the pre-established metrics for fiscal year 2019. The Compensation Committee determined that for fiscal year 2019, EBITDA achieved 100.4% and Adjusted FCF achieved 125.0% resulting in an overall achievement of 106.5% for the Company Performance component (accounting for 75% of the total award) and that the Individual Performance component (accounting for 25% of the total award) for all NEOs was at target (100%). The resulting incentive payments for 2019 STI to NEOs are detailed in the table below:
Named Executive Officers	2019 STI Paid on April 1, 2020

Joseph A. Walsh	$1,080,213
Paul D. Rouse	$371,819
Gordon Henry	$297,455
James McCusker	$297,455
John Wholey	$280,930
In May 2020, our Compensation Committee reviewed and approved the target annual incentive, performance levels and payout parameters under our STI for performance in fiscal year 2020. A copy of the STI is filed as an exhibit to the registration statement of which this prospectus is a part.
Over Performance Plan—Cash Incentive
We provide our NEOs with the opportunity to earn annual, performance-based cash compensation under our Over Performance Plan (our “OPP”), which covers fiscal year 2019. Payouts under our OPP are determined annually by our Compensation Committee based on each NEO’s overachievement of target incentive and performance against pre-determined Company financial performance measures. Our Compensation Committee may reassess our target annual incentive for each NEO from time to time.

Our Compensation Committee approved the target annual incentives, performance levels and payout parameters for our OPP for fiscal year 2019 in March 2019. The OPP target annual incentive is expressed as a percentage of each individual’s base salary and is determined based on each individual’s job during fiscal year 2019, which may result in a target that has been prorated to capture the relevant base salary earnings in each job, the target percentage of each job and the amount of time spent in each job. The eligible employee’s annual eligible base salary on December 31, 2019 will be used when proration is not required.
In fiscal year 2019, the OPP target annual incentives for each of our NEOs, expressed as a percentage of each NEO’s base salary, were as follows:
Named Executive Officers	Target Annual Incentive (OPP)

Joseph A. Walsh	100%
Paul D. Rouse	70%
Gordon Henry	70%
James McCusker	70%
John Wholey	70%
Over Performance Plan Metrics and Performance for Fiscal Year 2019
There were two performance metrics in our OPP for fiscal year 2019. Below is a description of those metrics and our threshold, target and maximum performance levels and respective payouts under the plan.
1.
Adjusted EBITDA (50%). This performance metric supports our focus on improving revenue trends and reflects the public budget released on February 26, 2019, which represents the budget guiding principles and financial projections of the Company for fiscal year 2019. Adjusted EBITDA is adjusted for certain investments in growth opportunities.

2.
Adjusted FCF (50%). This performance metric supports our goal of generating cash to build the business, while continuing to meet our debt requirements. Free Cash Flow has been adjusted to reflect the public budget release of February 26, 2019, which represents the budget guiding principles and financial projections of the Company for fiscal year 2019. Adjusted FCF does not include certain tax liabilities, settlement of liability stock option awards and certain investments in growth opportunities, including merger and acquisitions and relisting activities.

The below table reflects in detail the respective payouts per performance level for each performance metric under our OPP for fiscal year 2019.
EBITDA (in millions)	% of EBITDA Component Payout		Adjusted FCF (in millions)	% of Adjusted FCF Component Payout
$ 509.00		Threshold	$ 226.00
$ 511.00	10%		$228.00	10%
$ 513.00	20%		$230.00	20%
$ 515.00	30%		$ 232.00	30%
$ 517.00	40%		$ 234.00	40%
$ 519.00	50%		$ 236.00	50%
$ 521.00	60%		$ 238.00	60%
$ 523.00	70%		$ 240.00	70%
$ 525.00	80%		$ 242.00	80%
$ 527.00	90%		$ 244.00	90%
$ 529.00	100%		$ 246.00	100%
$ 531.00	110%		$ 248.00	110%
$ 533.00	120%		$ 250.00	120%
$ 535.00	130%		$ 252.00	130%
$ 537.00	140%		$ 254.00	140%
$ 539.00+	150%+	No Cap	$256.00+	150%+

On March 3, 2020, our Compensation Committee reviewed the Company’s performance against the pre-established metrics for fiscal year 2019. The Compensation Committee determined that for fiscal year 2019, EBITDA achieved 0.0% and Adjusted FCF achieved 113.0% resulting in an overall achievement of 56.5% for the Company Performance component. There is not an Individual Performance component for the OPP. The resulting incentive payments for 2019 OPP to NEOs are detailed in the table below:
Named Executive Officers	2019 OPP Paid on April 1, 2020

Joseph A. Walsh	$581,950
Paul D. Rouse	$200,312
Gordon Henry	$160,250
James McCusker	$160,250
John Wholey	$151,347
In May 2020, our Compensation Committee reviewed and approved the target annual incentive, performance levels and payout parameters under our OPP for performance in fiscal year 2020. A copy of the OPP is filed as an exhibit to the registration statement of which this prospectus is a part.
2016 Stock Incentive Plan
We provide our executive officers with the opportunity to earn long-term equity incentive compensation under our 2016 Stock Incentive Plan. The purpose of these long-term awards is to reward executive officers for performance over a longer time period and to provide incentives for them to achieve our long-term financial and operational goals. Our 2016 Stock Incentive Plan is intended to advance the best interests of us, our affiliates and our stockholders by providing those persons who have substantial responsibility for the management and growth of us and our affiliates with additional performance incentives and an opportunity to obtain or increase their proprietary interest in the Company, thereby encouraging them to continue their employment with the Company. The 2016 Stock Incentive Plan is administered by the Compensation Committee with oversight from the Board of Directors. A copy of the 2016 Stock Incentive Plan is filed as an exhibit to the registration statement of which this prospectus is a part.
Non-Qualified Stock Option Awards in Fiscal Year 2019
The following NEOs were awarded non-qualified stock options under our 2016 Stock Incentive Plan in fiscal year 2019, in the following amounts on the terms and conditions set forth in their respective stock option award agreements:
Named Executive Officers	Stock Options(1)	Stock Options Grant Date Value ($)(2)

Joseph A. Walsh	1,111,111	10,793,400
Paul D. Rouse	111,111	1,079,340
Gordon Henry	111,111	1,079,340
James McCusker	111,111	1,079,340
John Wholey	111,111	1,079,340
(1)
On November 18, 2019, Mr. Walsh received an award of stock options to acquire 1,111,111 shares of the Company’s common stock at an exercise price of $16.20, with vesting occurring in equal monthly installments over a three-year period beginning January 1, 2020. On November 18, 2019, Messrs. Rouse, Henry, McCusker and Wholey each received an award of stock options to acquire 111,111 shares of the Company’s common stock at an exercise price of $16.20, with one-third vesting each January 1, 2021, 2022 and 2023. The foregoing presentation of stock options and exercise prices has been adjusted retroactively to reflect the Reverse Stock Split.

(2)	The fair market value of the November 18, 2019 grants, based on the Black-Scholes valuation model, is $9.71406.
Retirement Savings Benefits
We offer a 401(k) retirement savings plan to all employees, including all NEOs, to enable them to contribute a portion of their base salary and earned STI award. We provide an employer contribution match up to statutory limits.

Other Employee Benefits
Benefits are part of the overall competitive compensation program designed to attract and retain employees, including NEOs. NEOs participate in the same benefit programs as the general employee population, with the additional benefit made to them for annual executive physical examinations. Our NEOs have the option of submitting reimbursements for the annual physical examination benefit, which provides eligible executives with a comprehensive medical examination once per year. Our Compensation Committee will continue to periodically review and evaluate personal benefits provided to the NEOs.
Severance
We do not have employment agreements with any NEOs except for Mr. Walsh. Other NEOs are eligible to receive executive severance benefits pursuant to, and are subject to certain restrictive covenants under, our EVP Severance Plan. Our EVP Severance Plan provides benefits to certain of our executives serving in the position of Executive Vice President or a more senior position in the event of termination of their employment under the circumstances described in our EVP Severance Plan. The EVP Severance Plan was designed primarily to encourage executives to remain employed with the Company by providing certain severance protection against involuntary termination of employment with additional severance protection applicable to a termination of employment in connection with a change in control. See “—Broad-Based Benefits Programs and Perquisites” and “—NEO Employment Agreements and Arrangements — EVP Severance Plan” below for additional information on these executive severance benefits.
Broad-Based Benefits Programs and Perquisites
All full-time employees, including our NEOs, may participate in our health and welfare benefit programs, including medical, dental and vision care coverage, disability insurance and life insurance. In fiscal year 2019, our NEOs also received certain perquisites and personal benefits set forth in the “Summary Compensation Table” below. We provide these benefits to retain and attract talented executives with the skills and experience to further our long-term strategic plan.
NEO Employment Agreements and Arrangements
From time to time, we entered into employment agreements and arrangements in order to attract and retain key executives. Mr. Walsh is the only NEO party to an employment agreement with us.
Joseph A. Walsh Employment Agreement
In connection with Mr. Walsh’s appointment as our President and Chief Executive Officer, Mr. Walsh and the Company entered into an Amended and Restated Employment Agreement, dated as of September 26, 2016 (the “Walsh Employment Agreement”). The Walsh Employment Agreement provides for an initial term until December 31, 2019, during which Mr. Walsh is entitled to a base salary at a fixed annual rate and an annual award of one hundred percent of his base salary subject to annual performance objectives. The terms of employment shall be automatically extended, upon the same terms and conditions, for successive periods of one year, unless either party gives notice of intention to not renew the employment term. The agreement also provides for a notice and 30-day cure period prior to termination with cause, though the Company may terminate without cause immediately upon written notice. Mr. Walsh is entitled to a grant of options under the Company’s stock option plan and a stipend each month to maintain a remote office.
Under the Walsh Employment Agreement, Mr. Walsh’s employment continues until the earlier of his resignation (with or without good reason), death or disability or termination by the Company (with or without cause). If the Company terminates Mr. Walsh’s employment with cause, Mr. Walsh resigns without good reason, or Mr. Walsh’s employment terminates because he does not renew his employment term, Mr. Walsh is entitled to receive the following: (i) any unpaid base salary through the date of termination, (ii) reimbursement for any unreimbursed business expenses incurred through the date of termination, (iii) any accrued but unused vacation time in accordance with our policy, (iv) except in the case of termination for cause, any accrued but unpaid bonus for the most recently completed year (or most recently completed period in the case of bonus plans covering periods shorter than a year) under our short term cash incentive plans and (v) all other payments, benefits or fringe benefits that Mr. Walsh is entitled to receive under the terms of any applicable compensation arrangement or benefit, equity or fringe benefit plan, program, grant or the Walsh Employment Agreement (collectively, (i) through (v) the “accrued benefits”).

If the Company terminates Mr. Walsh’s employment other than for cause, Mr. Walsh resigns for good reason, Mr. Walsh’s employment terminates due to his death or disability, or Mr. Walsh’s employment terminates because the Company does not renew Mr. Walsh’s employment term, conditioned on Mr. Walsh signing a release of claims in favor of the Company (except with respect to the accrued benefits), the Company will pay Mr. Walsh (or his estate, as applicable), (i) any accrued benefits, (ii) a pro-rated bonus for the year (or period in the case of bonus plans covering periods shorter than a year) in which Mr. Walsh’s employment terminates, such bonus to be determined based on actual performance and consistent with senior executives who remain employed with the Company, and then prorated based on the number of calendar days of such year (or period) elapsed through the date of Mr. Walsh’s employment is terminated, payable at the same time as bonuses are paid to other senior executives for the year (or period) and (iii) a cash severance amount equal to one times the sum of (i) his base salary and (ii) target bonus, which amount shall be paid in a lump sum promptly after termination. If the Company terminates Mr. Walsh’s employment other than for cause, Mr. Walsh resigns for good reason, or Mr. Walsh’s employment terminates because the Company does not renew Mr. Walsh’s employment term, in each case within 6 months prior to or 12 months following a change in control, (1) his cash severance amount will be increased to two times the sum of (i) his base salary, and (ii) his target bonus, which amount shall be paid in a lump sum promptly after termination, and (2) the initial options granted to him on September 26, 2016 would immediately vest. In addition, the terms of Mr. Walsh’s outstanding option award agreements, also provide for immediately vesting of his options upon a termination of his employment by the Company without cause or a resignation by Mr. Walsh without good reason, in either case, within 6 months prior to or 12 months following a change in control.
The Walsh Employment Agreement defines “cause” as Mr. Walsh’s (i) willful misconduct with regard to the Company or his performance of his duties for the Company; (ii) embezzlement or misappropriation of assets of the Company (not including a good faith dispute over expense reimbursements) or fraud against the Company; (iii) conviction of, or guilty plea or plea of nolo contendere with respect to, a crime that constitutes a felony or a crime that constitutes a misdemeanor involving moral turpitude; (iv) material breach of the Walsh Employment Agreement or any applicable restrictive covenants; (v) willful refusal to attempt in good faith to perform his duties; (vi) willful and material violation of the Company’s generally applicable policies, including but not limited to any employment handbook and ethics code, if such violation can reasonably be expected to have a material adverse effect on the Company’s business or reputation; or (vii) willful and repeated failure to attempt to follow in good faith the lawful directives of the Board. With respect to any termination by reason of any of (iv) through (vii), prior to termination, Mr. Walsh will be given written notice detailing the specific cause event, and he will be entitled to a 30-day cure period following receipt of such notice, following which, if the cause event in question is not cured, he will be terminated for cause (subject to certain specified limitations on the opportunities to cure any cause event that is substantially the same as a previous occurrence).
The Walsh Employment Agreement defines “good reason” as the occurrence of any of the following events, without Mr. Walsh’s express written consent, unless such events are fully corrected in all material respects by the Company within 30 days following written notification by Mr. Walsh to the Company of the occurrence of one of the reasons set forth below: (i) material diminution in Mr. Walsh’s duties, authorities or responsibilities or reporting lines as set forth in the Walsh Employment Agreement (other than temporarily while physically or mentally incapacitated or as required by applicable law), provided, however, that implementation by the Board of its authority on hiring and firing as specified in the Employment Agreement will not be a violation of this clause (i); (ii) material diminution in base salary or target awards; or (iii) the Company’s material breach of its obligations to Mr. Walsh under the Walsh Employment Agreement. Mr. Walsh is required to provide the Company with a written notice detailing the specific circumstances alleged to constitute “good reason” within 90 days after the first occurrence of such circumstances, and actually terminate employment within 30 days following the expiration of the Company’s 30-day cure period described above.
Mr. Walsh has also agreed to customary restrictions with respect to the use of our confidential information and has agreed that all intellectual property developed or conceived by Mr. Walsh while he is employed by us that relates to our business shall belong exclusively to us. During the term of Mr. Walsh’s employment with us and during the six-month period immediately thereafter, Mr. Walsh has agreed not to directly or indirectly, own manage, operate, control, be employed by or render services to any person, firm, corporation or other entity that is engaged in competition with us. Mr. Walsh has also agreed that during the term of his employment with us and during the one-year period immediately thereafter, Mr. Walsh will not solicit or hire any of our employees or interfere with the relationship between us and any of its vendors, joint ventures or licensors.

EVP Severance Plan
Each of Messrs. Rouse, Henry, McCusker and Wholey participate in the EVP Severance Plan. The EVP Severance Plan includes salary continuation severance and target STI award severance for qualifying separations and enhanced salary continuation severance and target STI award severance in the event of a change in control. For additional information about the potential payments and benefits that each of Messrs. Rouse, Henry, McCusker and Wholey would be entitled to receive pursuant to the EVP Severance Plan upon a qualifying separation or change in control, see “Compensation Tables — Potential Payments Upon Termination or Change of Control — Fiscal Year 2019.”
Mr. Walsh does not participate in, and is not entitled to receive any payments or other benefits under, the EVP Severance Plan. Under the Walsh Employment Agreement, Mr. Walsh is entitled to receive payments upon the termination of his employment under certain circumstances. These payments are described under “—Compensation Tables — Potential Payments Upon Termination or Change in Control — Fiscal Year 2019.”
Applicable Non-Competition and Non-Solicitation Covenants
Each NEO is bound by a non-competition agreement during his or her respective period of employment and would be bound to such agreement for a period of twelve months following his or her termination of employment by us without causes or by the individual for good reason. As a part of the non-competition agreement, each of the NEOs would also be subject to employee non-solicitation/no-hire covenants for twelve months following termination of his or her employment for any reason.
Compensation Tables
The section below contains information, both narrative and tabular, regarding the types of compensation paid to our (i) principal executive officer, (ii) principal financial officer and (iii) other three most highly compensated executive officers as of the end of fiscal year 2019. The Summary Compensation Table contains an overview of the amounts paid to our NEOs for fiscal year 2019. The tables for fiscal year 2019 following the Summary Compensation Table—the Grants of Plan-Based Awards, Outstanding Equity Awards, and Option Exercises and Stock Vested—contain details of our NEOs’ recent non-equity incentive and equity grants, past equity awards, general equity holdings, and option exercises. Finally, we have included a table showing potential severance payments to our NEOs pursuant to applicable employment agreements and equity incentive plans, assuming, for these purposes, that the relevant triggering event occurred on December 31, 2019. The Company is also party to the Walsh Employment Agreement and maintains an EVP Severance Plan (under which Messrs. Rouse, Henry, McCusker, and Wholey are eligible to participate); a description of the material terms of such arrangements is provided above under the heading “Compensation Discussion and Analysis—NEO Employment Agreements and Arrangements.”

Summary Compensation Table
The following table sets forth the compensation paid to or earned during fiscal year 2019, as applicable, by our NEOs:
Name and Principal Position	Fiscal Year	Salary ($)(a)	Non-Equity Incentive Plan Compensation ($)(b)	Option Awards ($)(c)	All Other Compensation ($)(d)	Total ($)
Joseph A. Walsh	2019	1,021,923	1,662,163	10,793,400	16,869,514	30,347,000
President & CEO
Paul D. Rouse	2019	502,507	572,131	1,079,340	1,814,368	3,968,346
Chief Financial Officer, EVP & Treasurer
Gordon Henry	2019	402,006	457,705	1,079,340	1,696,790	3,635,841
Chief Strategy Officer & EVP
James McCusker	2019	402,006	457,705	1,079,340	1,696,790	3,635,841
Chief Revenue Officer & EVP
John Wholey	2019	379,672	432,277	1,079,340	1,696,790	3,588,079
EVP of Operations
(a)
Amounts reported in this column represent the actual salary earned by each of our NEOs during 2019, taking into account the increase in annual base salary rates for the NEOs, which was effective March 31, 2019.

(b)	Amounts reported in this column represent the cash incentive awards paid under our STI and OPP for 2019 performance, which were approved on March 3, 2020 and paid on April 1, 2020.
(c)
Amounts reported in this column reflect the grant date value of awards calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“FASB ASC Topic 718”) without regard to estimated forfeitures related to service-based vesting conditions. The assumptions used in calculating the grant date fair value are set forth in Note 4, Fair value measurements to our consolidated financial statements included elsewhere in this prospectus.

(d)	All Other Compensation for fiscal year 2019 consisted of the following (all amounts in dollars):
Name	401(k) Matching Contributions ($)(1)	Relocation Expenses (and Gross Up) ($)(2)	Allowance ($)(3)	Stock Option Tender Offer - Cash Payment ($)(4)	Total
Joseph A. Walsh	13,440	—	30,825	16,825,249	16,869,514
Paul D. Rouse	13,440	117,578	825	1,682,525	1,814,368
Gordon Henry	13,440	—	825	1,682,525	1,696,790
James McCusker	13,440	—	825	1,682,525	1,696,790
John Wholey	13,440	—	825	1,682,525	1,696,790
(1)	Amounts reported in this column represent the matching contribution made by the Company under the Company’s tax-qualified 401(k) retirement plan.
(2)
Amount reported in this column reflects an annual lump sum allowance of $60,000 and a related tax gross-up payment of $57,578 made to Mr. Rouse in lieu of all relocation benefits for the upcoming fiscal year 2020 for expenses associated with his commute from New York to Texas.

(3)
Amounts reported in this column reflect a stipend to cover cell phone expenses of the NEOs. In addition to the cell phone stipend, Mr. Walsh receives an additional expense allowance of $30,000 for maintenance of a remote office and miscellaneous expenses incurred.

(4)
Represents a one-time cash payment that occurred as a result of a tender offer (the “Tender Offer”) made by the Company to all stockholders and option holders. Vested options were repurchased by the Company at $18.27 per option less the exercise price of $3.67 for a cash payment made on May 1, 2019. The Company purchased 62.239% of the NEOs’ vested options which equated to 1,152,572 options from Mr. Walsh and 115,257 options each from Messrs. Rouse, Henry, McCusker and Wholey. See “Certain Relationships and Related Party Transactions — Stock Repurchases.” The foregoing presentation of options and exercise prices has been adjusted retroactively to reflect the Reverse Stock Split.

Grants of Plan-Based Awards—Fiscal Year 2019
The following table provides information regarding equity and non-equity incentive plan-based awards granted to each individual included in the Summary Compensation Table for the year ended December 31, 2019.
			Estimated Future Payouts Under Non- Equity Incentive Plan Awards			All Other Option/ SAR Awards: Number of Securities Underlying Options/ SARs (#)(2)	Exercise or Base Price of Option/ SAR Awards ($/Share) (2)	Grant Date Fair Value of Stock and Option/ SAR Awards(2)
Name		Grant Date	Threshold ($)(1)	Target ($)(1)	Maximum ($)(1)
Joseph A. Walsh	STI	1/1/2019	450,625	1,030,000	1,351,875
	OPP	1/1/2019	51,500	1,030,000
	SIP	11/18/2019				1,111,111	9.714	10,793,400
Paul D. Rouse	STI	1/1/2019	155,109	354,535	465,328
	OPP	1/1/2019	17,727	354,535
	SIP	11/18/2019				111,111	9.714	1,079,340
Gordon Henry	STI	1/1/2019	124,087	283,628	372,262
	OPP	1/1/2019	14,181	283,628
	SIP	11/18/2019				111,111	9.714	1,079,340
James McCusker	STI	1/1/2019	124,087	283,628	372,262
	OPP	1/1/2019	14,181	283,628
	SIP	11/18/2019				111,111	9.714	1,079,340
John Wholey	STI	1/1/2019	117,194	267,871	351,581
	OPP	1/1/2019	13,394	267,871
	SIP	11/18/2019				111,111	9.714	1,079,340
(1)
Amounts shown represent threshold, target and maximum payouts under our STI; there is no defined target or maximum on our OPP. For fiscal year 2019, an award is only paid out pursuant to our OPP if Adjusted EBITDA exceeds $509.0 million and Adjusted FCF exceeds $226.0 million as our OPP is a top-off program to our STI. The threshold calculation for OPP included herein reflects an Adjusted EBITDA of $509.1 million and Adjusted FCF of $226.1 million, which equates to a 0.05% payout award. The target calculation for OPP included herein was calculated based off actual performance in 2018 (a 106.75% payout award).

(2)
Grant date fair value calculated in accordance with FASB ASC Topic 718 without regard to estimated forfeitures related to service-based vesting conditions. The assumptions used in calculating the grant date fair value are set forth in Note 4, Fair Value measurements to our consolidated financial statements included elsewhere in this prospectus. The amounts in these columns have been adjusted retroactively to reflect the Reverse Stock Split.

Outstanding Equity Awards at Fiscal Year-End Fiscal Year 2019
The following table provides information regarding all outstanding stock options held by each individual as of December 31, 2019.
Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)(3)	Number of Securities Underlying Unexercised Options Unexercisable (#)(3)	Option Exercise Price ($)(3)	Option Expiration Date
Joseph A. Walsh	9/26/2016(1) 11/18/2019(1)	1,548,046 —	77,160 1,111,111	3.67 16.20	9/26/2026 11/18/2029
Paul D. Rouse	11/14/2016(2) 11/18/2016(2)	69,928 —	92,592 111,111	3.67 16.20	11/14/2026 11/18/2029
Gordon Henry	9/26/2016(2) 11/18/2019(2)	69,928 —	92,592 111,111	3.67 16.20	9/26/2026 11/18/2029
James McCusker	9/26/2016(2) 11/18/2019(2)	69,928 —	92,592 111,111	3.67 16.20	9/26/2026 11/18/2029
John Wholey	9/26/2016(2) 11/18/2019(2)	69,928 —	92,592 111,111	3.67 16.20	9/26/2026 11/18/2029
(1)
Stock option grants awarded to Mr. Walsh on September 26, 2016 vest in equal monthly installments over a three-year period beginning on January 1, 2017, provided Mr. Walsh remains in continuous service with the Company, and subject to accelerated vesting in the event of Mr. Walsh’s termination without cause or resignation for good reason (in each case) within 6 months prior to or 12 months following a change in control. Stock option grants awarded to Mr. Walsh on November 18, 2019 vest in equal monthly installments over a three-year period beginning January 1, 2020, provided Mr. Walsh remains in continuous service with the Company, and subject to accelerated vesting in the event of Mr. Walsh’s termination without cause or resignation for good reason (in each case) within 6 months prior to or 12 months following a change in control.

(2)
Stock option grants awarded to Mr. Rouse on November 14, 2016 and stock option grants awarded to Messrs., Henry, McCusker and Wholey on September 26, 2016 vest in three equal installments on each of January 1, 2018, January 1, 2019 and January 1, 2020, provided such NEO remains in continuous service with the Company. Stock option grants awarded to Messrs. Rouse, Henry, McCusker and Wholey on November 18, 2019 vest in three equal installments on each of January 1, 2021, January 1, 2022 and January 1, 2023, provided such NEO remains in continuous service with the Company.

(3)	The amounts in these columns have been adjusted retroactively to reflect the Reverse Stock Split.
Option Exercises and Stock Vested—Fiscal Year 2019
None of our NEOs exercised options in fiscal year 2019.
On March 25, 2019, the Company conducted the Tender Offer to repurchase vested options for a cash payment. See “Certain Relationships and Related Party Transactions — Stock Repurchases.” All of our NEOs participated in the Tender Offer. The Company repurchased 62.238% of their vested options at an offer price of $18.27 less the exercise price of $3.67, resulting in a payout price per option of $14.60. The cash payment to each NEO made on May 1, 2019 is reflected in the below table. The foregoing presentation of options and exercise prices has been adjusted retroactively to reflect the Reverse Stock Split.
Name	Grant Date	Offer Price ($)	Exercise Price ($)	Payout Price ($)	Total Vested Options Repurchased (#)	Total Payment ($)
Joseph A. Walsh	9/26/2016	18.27	3.67	14.60	1,152,572	16,825,249
Paul D. Rouse	11/14/2016	18.27	3.67	14.60	115,257	1,682,525
Gordon Henry	9/26/2016	18.27	3.67	14.60	115,257	1,682,525
James McCusker	9/26/2016	18.27	3.67	14.60	115,257	1,682,525
John Wholey	9/26/2016	18.27	3.67	14.60	115,257	1,682,525
Pension Benefits
Our NEOs did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by the Company during fiscal year 2019.

Nonqualified Deferred Compensation
Our NEOs did not participate in, or earn any benefits under, a nonqualified deferred compensation plan sponsored by the Company during fiscal year 2019.
Potential Payments Upon Termination or Change of Control – Fiscal Year 2019
The following table summarizes the potential payments and benefits that each of the NEOs would be entitled to receive upon termination of employment under various circumstances and upon a change of control of the Company. In each case, the table assumes the NEO’s termination or the change of control occurred on December 31, 2019. The table below also does not include benefits provided on a non-discriminatory basis to salaried employees generally, including accrued vacation, and amounts payable under tax-qualified plans.
Name & Event	Cash Severance ($)	STI Awards ($)(3)	Benefits Continuation ($)(4)	Accelerated Vesting of Stock Options ($)	Outplacement ($)(5)	Total ($)
Joseph A. Walsh
Resignation without Good Reason or Termination for Cause	—	—	—	—	—	—
Resignation for Good Reason or Termination without Cause(1)	2,060,000	1,080,213	—	—	—	3,140,213
Death(1)	2,060,000	1,080,213	—	—	—	3,140,213
Disability(1)	2,060,000	1,080,213	—	—	—	3,140,213
Resignation for Good Reason, Termination without Cause in connection with a Change in Control(1)	4,120,000	1,080,213	—	1,033,049(6)	—	6,233,262

Paul D. Rouse
Resignation without Good Reason or Termination for Cause	—	—	—	—	—	—
Resignation for Good Reason or Termination without Cause(2)	1,291,521	371,819	1,647	—	7,250	1,672,237
Death	—	—	—	—	—	—
Disability	—	—	—	—	—	—
Resignation for Good Reason or Termination without Cause in connection with a Change in Control(2)	1,722,029	371,819	1,647	—	7,250	2,102,745

Gordon Henry
Resignation without Good Reason or Termination for Cause	—	—	—	—	—	—
Resignation for Good Reason or Termination without Cause(2)	1,033,217	297,455	1,318	—	7,250	1,339,240
Death	—	—	—	—	—	—
Disability	—	—	—	—	—	—
Resignation for Good Reason or Termination without Cause in connection with a Change in Control(2)	1,377,622	297,455	1,318	—	7,250	1,683,645

Name & Event	Cash Severance ($)	STI Awards ($)(3)	Benefits Continuation ($)(4)	Accelerated Vesting of Stock Options ($)	Outplacement ($)(5)	Total ($)
James McCusker
Resignation without Good Reason or Termination for Cause	—	—	—	—	—	—
Resignation for Good Reason or Termination without Cause(2)	1,033,217	297,455	1,245	—	7,250	1,339,167
Death	—	—	—	—	—	—
Disability	—	—	—	—	—	—
Resignation for Good Reason or Termination without Cause in connection with a Change in Control(2)	1,377,622	297,455	1,245	—	7,250	1,683,572

John Wholey
Resignation without Good Reason or Termination for Cause	—	—	—	—	—	—
Resignation for Good Reason or Termination without Cause (2)	975,816	280,930	1,245	—	7,250	1,265,241
Death	—	—	—	—	—	—
Disability	—	—	—	—	—	—
Resignation for Good Reason or Termination without Cause in connection with a Change in Control(2)	1,301,088	280,930	1,245	—	7,250	1,590,513
(1)
Pursuant to the Walsh Employment Agreement, in the event that Mr. Walsh’s employment is terminated by the Company without cause, by reason of Mr. Walsh’s resignation for good reason, by reason of Mr. Walsh’s death or disability, or as a result of the Company’s non-renewal of the employment term, Mr. Walsh is entitled to a lump sum cash severance amount equal to one times (1x) the sum of his annual base salary and target STI award. Mr. Walsh would also be entitled to a pro-rated STI award for the year in which his employment terminates (based on actual performance). In the event that Mr. Walsh’s employment is terminated by the Company without cause, by reason of his resignation for good reason, or as a result of the Company’s non-renewal of the employment term, in each case, within 6 months prior to and 12 months following a change in control, his lump sum cash severance amount would be increased to two times (2x) the sum of his annual base salary and target STI award.

(2)
Pursuant to the EVP Severance Plan, in the event that Messrs. Rouse’s, Henry’s, McCusker’s or Wholey’s employment is terminated by the Company without cause or by reason of their resignation for good reason, they would be entitled to a cash severance amount equal to (i) 78 weeks’ of base pay, payable in equal installments on the Company’s regular payroll schedule over the 78 weeks, and (ii) one and one-half (1.5) times their target STI award payable in equal installments on the Company’s regular payroll over a period of 78 weeks. They would also be entitled to a pro-rated STI award for the year in which their employment terminates (based on actual performance). In the event that Messrs. Rouse’s, Henry’s, McCusker’s or Wholey’s employment is terminated by the Company without cause or by reason of their resignation for good reason, in each case, within 2 years following a change in control, their cash severance amount would be increased to (i) 104 weeks’ of base pay, payable in equal installments on the Company’s regular payroll schedule over 104 weeks, and (ii) two (2) times their target STI award payable in equal installments on the Company’s regular payroll period over a period of 104 weeks.

(3)
Amounts reported in this column were calculated on the basis of short-term cash incentive awards paid under our STI for 2019 performance, which were approved on March 3, 2020 and paid on April 1, 2020.

(4)
For Messrs. Rouse, Henry, McCusker, and Wholey, represents continuation of Company-paid life insurance coverage for up to 18 months in the event that their employment is terminated by the Company without cause or by reason of their resignation for good reason, pursuant to the terms of the EVP Severance Program.

(5)
For Messrs. Rouse, Henry, McCusker and Wholey, represents 12 months of Company-paid outplacement benefits in the event their employment is terminated by the Company without cause or by reason of their resignation for good reason pursuant to the terms of the EVP Severance Program.

(6)
Pursuant to the term of Mr. Walsh’s stock option grants, in the event that Mr. Walsh’s employment is terminated by the Company without cause, or Mr. Walsh resigns for good reason, in either case within six months prior to or twelve months following a “change in control”, all outstanding unvested stock options held by Mr. Walsh will immediately vest and become exercisable as of the date of such termination (or change in control, if later). The amount reflects Mr. Walsh’s outstanding unvested stock as of December 31, 2019 valued at a market price of $13.39 as of December 31, 2019. The foregoing presentation of options and exercise prices has been adjusted retroactively to reflect the Reverse Stock Split.

Employee Benefits Plans
2016 Stock Incentive Plan
Our 2016 Stock Incentive Plan, or 2016 SIP, was adopted by our Board in September 2016. Our 2016 SIP was last amended in February 2017.
We have reserved 6,166,667 shares of our common stock for issuance under our 2016 SIP. As of December 31, 2019, options to purchase 5,875,832 shares of our common stock were outstanding under our 2016 SIP, and 178,248 shares of our common stock remained available for future grant under our 2016 SIP. The options outstanding as of December 31, 2019 had a weighted-average exercise price of $9.29 per share. The foregoing reflects the Reverse Stock Split.
Following the adoption of our 2020 Plan, we do not intend to make any further grants under our 2016 SIP; however, our 2016 SIP will continue to govern the terms and conditions of the outstanding awards granted under it.
The following is a description of the material terms of our 2016 SIP. The summary below does not contain a complete description of all provisions of our 2016 SIP and is qualified in its entirety by reference to our 2016 SIP. A copy of our 2016 SIP is filed as an exhibit to the registration statement of which this prospectus is a part.
Eligibility and administration. Employees, officers, directors, consultants and advisors of ours and our affiliates are eligible to receive awards under our 2016 SIP. Our 2016 SIP is administered by our Board or one or more committees appointed by our Board to administer the plan. The administrator has all authority and discretion necessary or appropriate to administer our 2016 SIP, including the authority to grant and amend awards to eligible persons under the plan; adopt, alter and repeal such administrative rules, guidelines and practices governing the plan as it deems advisable; interpret the terms and provisions of the plan and any award granted under the plan; and make all factual and other determinations necessary or advisable for the administration of the plan.
Awards. Our 2016 SIP provides for the grant of the following types of equity awards: incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards and restricted stock units. Non-qualified stock options have been granted under our 2016 SIP. Each non-qualified stock option provides for the purchase of a share of our common stock in the future at an exercise price on the date of grant that may not be less than 100% of the fair market of the underlying share on the date of grant. The term of a non-qualified stock option is determined by the administrator, but may not be longer than ten years. Vesting conditions determined by the administrator may apply to a non-qualified stock option and may include continued service, performance and/or other conditions. A non-qualified stock option may generally be exercised for 90 days after termination of employment, with longer periods for certain terminations (such as death and disability). Non-qualified stock options are nontransferable other than by will or the laws of descent and distribution, except as otherwise may be determined by the administrator (and subject to applicable law). In addition, restricted stock awards have been granted under our 2016 SIP. Each restricted stock award provides for an award of a share of our common stock. The grant and/or vesting of restricted stock awards may be conditioned upon the completion of a specified period of service, upon the attainment of specified performance objectives or upon such other criteria as the administrator may determine, provided that the administrator may waive, in whole or in part, any or all of the conditions to receipt of, or restrictions with respect to, any restricted stock awards.
Certain transactions. Our 2016 SIP provides that in the event of a “change in control” (as such term is defined in our 2016 SIP), the administrator will have the authority to determine the treatment of the awards under the plan. Further, in the event of our dissolution or liquidation or upon any reorganization, merger or consolidation as a result of which we are not the surviving corporation (or we survive as a wholly-owned subsidiary of another corporation), or upon a sale of substantially all of our assets, our Board may take any such action as it in its discretion deems appropriate to (i) accelerate the time when awards vest and/or may be exercised, (ii) cash out outstanding awards at or immediately prior to the date prior to such event, (iii) provide for the assumption of outstanding awards by surviving, successor or transferee corporations, (iv) provide that stock options will vest and be exercisable for a period of at least ten business days from the date of receipt of a notice from us of such proposed event, following the expiration of which period any unexercised stock options would terminate, or (v) make such other changes as it deems advisable, in its sole discretion.

Amendment; termination. Our Board may amend or terminate our 2016 SIP at any time, provided that no amendment or termination adversely affect any previously granted award under our 2016 SIP without the award holder’s written consent. Amendments may be made without stockholder approval, except as required to satisfy applicable laws or regulations or the requirements of any stock exchange or market on which the shares of common stock are listed or traded, or if such action would increase the total number of shares of our common stock reserved for purposes under our 2016 SIP. No award may be granted under our 2016 SIP after September 8, 2026.
2020 Incentive Award Plan
In connection with this offering, our Board adopted on September 3, 2020, and our stockholders approved, effective as of the effective time of the Form 8-A (the “8-A Effective Time”), our Thryv Holdings, Inc. 2020 Incentive Award Plan (“2020 Plan”). Our 2020 Plan will replace our 2016 SIP, as our Board has determined not to make additional awards under our 2016 SIP following the effectiveness of our 2020 Plan. However, the terms of our 2016 SIP will continue to govern outstanding equity awards granted thereunder. Our 2020 Plan will provide for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, restricted stock units, bonus stock, performance awards, and other stock-based awards to our and our subsidiaries’ and affiliates’ employees, officers, directors and consultants.
The following is a description of the material terms of our 2020 Plan. The summary below does not contain a complete description of all provisions of our 2020 Plan and is qualified in its entirety by reference to our 2020 Plan. A copy of our 2020 Plan is filed as an exhibit to the registration statement of which this prospectus is a part.
Authorized shares. A total of 1,000,000 shares of our common stock will be reserved for issuance pursuant to our 2020 Plan. In addition, the shares reserved for issuance under our 2020 Plan will also include those shares reserved but unissued under our 2016 SIP as of the effective date of our 2020 Plan and any shares subject to awards under our 2016 SIP which are forfeited or lapse unexercised and which following the effective date of our 2020 Plan are not issued under our 2016 SIP. To the extent that an award under our 2020 Plan is cancelled, expired, forfeited, settled in cash or otherwise terminated without delivery of shares, the shares retained by or returned to us will again be available for issuance under our 2020 Plan. However, (i) any shares that are withheld from an award or separately surrendered in payment of the exercise price or taxes related to an award, (ii) any shares purchased by us in the open market using the proceeds from exercise of an option, and (iii) any shares covered by a stock-settled stock appreciation right or other stock-settled award that were not issued upon the settlement of an award will not become available under our 2020 Plan.
Administration. Our 2020 Plan will be administered by our compensation committee; however, if at any time a member of our compensation committee does not meet the definition of “non-employee director” under the provisions of Section 16b-3 of the Exchange Act, any action by our compensation committee relating to an award granted to an individual who is then subject to Section 16 of the Exchange Act may be taken by a subcommittee of our compensation committee, as designated by our Board, whose members are comprised solely of two or more “non-employee directors” under the provisions of Section 16b-3 of the Exchange Act, or if no such subcommittee is designated, our full Board. In addition, our Board will administer our 2020 Plan with respect to awards to our non-employee directors. Our compensation committee will have the full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of our 2020 Plan.
Options. Our 2020 Plan permits the granting of both options to purchase our common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The exercise price of options granted under our 2020 Plan must be at least equal to the fair market value of our common stock on the date of grant. The term of each option may not exceed ten years. However, with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, they may exercise their option for the period of time stated in their option agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the option will remain exercisable for six months. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for 90 days following the termination of service. An option may not be exercised later than the expiration of its term. Subject to the provisions of our 2020 Plan, the administrator determines the other terms of options (including the conditions to vesting).
Stock appreciation rights. Stock appreciation rights may be granted under our 2020 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. After the termination of service of an employee, director or consultant, they may exercise their stock appreciation right for the period of time stated in their stock appreciation rights agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the stock appreciation rights will remain exercisable for six months. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for 90 days following the termination of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2020 Plan, the administrator determines the other terms of stock appreciation rights (including the conditions to vesting). The per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value of our common stock on the date of grant.
Restricted stock. Restricted stock may be granted under our 2020 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2020 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (which may include performance conditions). The administrator may determine whether recipients of restricted stock awards will have voting and dividend rights with respect to such shares upon grant.
Restricted stock units. Restricted stock units may be granted under our 2020 Plan. Restricted stock units represent a right to receive a share of our common stock, an equivalent amount of cash, or a combination of cash and shares, if vesting conditions are satisfied. The administrator may impose whatever conditions to vesting it determines to be appropriate (which may include performance conditions). The administrator may also award dividend equivalent payments in connection with such awards.
Bonus stock. Our 2020 Plan authorizes the grant of shares of common stock as a bonus. Subject to the provisions of our 2020 Plan, the administrator may determine the other terms of options (including the conditions to vesting).
Performance awards. Performance awards may be granted under our 2020 Plan. Performance awards may be denominated as a cash amount or a number of shares of common stock that will be earned, and/or a specified number of awards that will be granted, upon achievement or satisfaction of performance conditions specified by the administrator over the length of any applicable performance period as determined by the administrator. The administrator may use such performance criteria and other measures of performance as it may deem appropriate in establishing any performance conditions.
Other stock-based awards. Other stock-based awards are awards other than those described above, the terms and conditions of which are determined by the administrator.
Non-employee directors. Our 2020 Plan provides that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under our 2020 Plan. In order to provide a maximum limit on the awards that can be made to our non-employee directors, our 2020 Plan provides that the sum of the grant date fair value of awards and any cash compensation or fees granted to a non-employee director during any calendar year may not exceed $1,000,000, except in extraordinary circumstances as determined by the administrator.
Minimum vesting. Except as may otherwise be provided in an individual employment agreement in effect on the effective date of the Plan, our 2020 Plan provides that no portion of any award that is denominated by reference to a number of shares will vest prior to the first anniversary of the date of grant of the award, except in the case of death, disability or a change in control. Except that up to five percent of the shares of common stock that are authorized for grant under our 2020 Plan may be granted with a minimum vesting schedule that is shorter than one year.

Limitation on dividend and dividend equivalent rights. Our 2020 Plan provides that dividends or dividend equivalent rights otherwise payable on an unvested award will be accrued and paid only at such time as the vesting conditions applicable to the underlying award have been satisfied.
Non-transferability of awards. Unless the administrator provides otherwise, our 2020 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferable, such award will contain such additional terms and conditions as the administrator deems appropriate.
Certain adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2020 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2020 Plan or the number, class and price of shares covered by each outstanding award and the numerical share limits set forth in our 2020 Plan.
Change in control. Our 2020 Plan provides that upon any reorganization, merger or consolidation, sale of all of our assets, our dissolution or liquidation, the disposition of one of our subsidiaries, affiliates or business units, or a “change in control” (as defined in our 2020 Plan), the administrator may take such actions as it deems appropriate to accelerate the vesting (in whole or part) of any awards, cash out all or any portion of any outstanding awards (through a payment of the in-the-money value (if any)), provide for the substitution or assumption of outstanding awards by a surviving, successor or transferee corporation, provide that options and stock appreciation rights may be exercised for a period of ten business days after which any unexercised options or stock appreciation rights will terminate, and/or provide for the termination and cancellation of any unvested portion of an award.
Compensation recovery. Awards (including any proceeds, gains or other economic benefit actually or constructively received by a participant upon receipt or exercise of any award or upon the receipt or resale of any shares of common stock underlying the award) will be subject to any claw-back or compensation recovery policy of ours.
Amendment and termination. Our Board has the authority to amend, suspend or terminate our 2020 Plan provided that such action does not materially and adversely affect the rights of a participant without the consent of the affected participant. No awards will be granted under our 2020 Plan after the date that is ten years from the effective date of our 2020 Plan.
2021 Employee Stock Purchase Plan
In connection with this offering, our Board adopted on September 10, 2020, and our stockholders approved, effective as of the 8-A Effective Time, our 2021 Employee Stock Purchase Plan (the “2021 ESPP”). However, we do not expect the first offering period under the 2021 ESPP to commence until January 1, 2021.
The following is a description of the material terms of our 2021 ESPP. The summary below does not contain a complete description of all provisions of our 2021 ESPP and is qualified in its entirety by reference to our 2021 ESPP. A copy of our 2021 ESPP is filed as an exhibit to the registration statement of which this prospectus is a part.
Shares available; administration. A total of 2,000,000 shares of our common stock will be reserved for issuance under our 2021 ESPP. Our compensation committee will be the administrator of the 2021 ESPP and will have the authority to interpret the terms of the 2021 ESPP and determine eligibility of participants.
Eligibility. Employees of our company and our designated subsidiaries are eligible to participate in the 2021 ESPP if they meet the eligibility requirements under the 2021 ESPP established from time to time by the administrator. However, an employee may not be granted rights to purchase stock under the 2021 ESPP if such employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our common or other class of stock. If the grant of a purchase right under the 2021 ESPP to any eligible employee who is a citizen or resident of a foreign jurisdiction would be prohibited under the laws of such foreign jurisdiction or the grant of a purchase right to such employee in compliance with the laws of such foreign jurisdiction would cause the 2021 ESPP to violate the requirements of Section 423 of the Code, as determined by the administrator in its sole discretion, such employee will not be permitted to participate in the 2021 ESPP.

Eligible employees become participants in the 2021 ESPP by enrolling and authorizing payroll deductions by the deadline established by the administrator prior to the relevant offering date. Directors who are not employees, as well as consultants, are not eligible to participate. Employees who choose not to participate, or are not eligible to participate at the start of an offering period but who become eligible thereafter, may enroll in any subsequent offering period.
Participation in an offering. We intend for the 2021 ESPP to qualify under Section 423 of the Code and stock will be offered under the 2021 ESPP during offering periods. The length of offering periods under the 2021 ESPP will be determined by the administrator and may be up to 27 months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The number of purchase periods within, and purchase dates during, each offering period will be established by the administrator. Offering periods under the 2021 ESPP will commence when determined by the administrator. The administrator may, in its discretion, modify the terms of future offering periods.
The 2021 ESPP will permit participants to purchase our common stock through payroll deductions of up to 15% of their eligible compensation. No employee will be permitted to accrue the right to purchase stock under the 2021 ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first day of the offering period).
On the first trading day of each offering period, each participant automatically will be granted an option to purchase shares of our common stock. The option will be exercised on the applicable purchase date(s) during the offering period, to the extent of the payroll deductions accumulated during the applicable purchase period. The purchase price of the shares, in the absence of a contrary determination by the administrator, will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the applicable purchase date, which will be the final trading day of the applicable purchase period.
Transferability. A participant may not transfer rights granted under the 2021 ESPP other than by will, the laws of descent and distribution or as otherwise provided in the 2021 ESPP.
Certain transactions. In the event of certain transactions or events affecting our common stock, such as any stock dividend or other distribution, change in control, reorganization, merger, consolidation or other corporate transaction, the administrator will make equitable adjustments to the 2021 ESPP and outstanding rights. In addition, in the event of the foregoing transactions or events or certain significant transactions, including a change in control, the administrator may provide for (1) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (2) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, (3) the adjustment in the number and type of shares of stock subject to outstanding rights, (4) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (5) the termination of all outstanding rights.
Plan amendment; termination. The administrator may amend, suspend or terminate the 2021 ESPP at any time. However, stockholder approval of any amendment to the 2021 ESPP must be obtained for any amendment which increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the 2021 ESPP, changes the corporations or classes of corporations whose employees are eligible to participate in the 2021 ESPP, or changes the 2021 ESPP in any manner that would cause the 2021 ESPP to no longer be an employee stock purchase plan within the meaning of Section 423(b) of the Code. The 2021 ESPP will terminate on the tenth anniversary of its effective date.
Non-Employee Director Compensation
Cash Compensation
The table below shows cash compensation payable to our non-management directors for Board and committee services. At his request, Mr. Mudrick, an executive officer at Mudrick Capital, our largest stockholder, has elected to receive half of the approved annual non-management director compensation.
Service	Fee Amount
Annual Retainer for Board Service	$100,000
Annual Board and Committee Meeting Fee	$20,000

Annual cash director retainers are paid quarterly at the beginning of each quarter and include Board and committee meeting fees. Board and committee meeting fees are paid on a quarterly basis in arrears based on attendance.
Annual Equity Based Compensation
Our non-management directors did not receive any equity-based compensation for their services on our Board in fiscal year 2019.
Director Compensation – Fiscal Year 2019
Name(1)	Fees Earned or Paid in Cash ($)(2)	Stock Option Awards ($)	All Other Compensation ($)	Total ($)
Scott Galloway(2)	120,000	—	—	120,000
Peter Glusker(2)	120,000	—	—	120,000
Scott Kasen(2)	120,000	—	—	120,000
Brian Kushner(2)	120,000	—	—	120,000
Ross Levinsohn(2)	120,000	—	—	120,000
Jason Mudrick(3)	60,000	—	—	60,000
John Slater	115,000	—	—	115,000
(1)
Mr. Walsh, our President and Chief Executive Officer, is not included in this table because he was employed by the Company during fiscal year 2019 and did not receive compensation for his services as a director. See “Compensation Tables – Summary Compensation Table” for a discussion of the compensation earned by Mr. Walsh during fiscal year 2019.

(2)	Messrs. Galloway, Glusker, Kasen, Kushner and Levinsohn each stepped down from our Board effective August 31, 2020.
(3)	Reflects the annual retainer for Board service and annual Board and committee meeting fees.
(4)	At his request, Mr. Mudrick, an executive officer at Mudrick Capital, our largest stockholder, has elected to receive half of the approved annual non-management director compensation.

PRINCIPAL AND REGISTERED STOCKHOLDERS
The following table sets forth, as of August 31, 2020:
•
certain information with respect to the beneficial ownership of our common stock for each of our executive officers, each of our directors, all of our directors and executive officers as a group and each person we know to be the beneficial owner of more than 5% of our common stock; and

•	the number of shares of our common stock held by and registered for resale by means of this prospectus for the Registered Stockholders.
The Registered Stockholders include (i) affiliates of the Company and certain other stockholders with “restricted securities” (as defined in Rule 144 under the Securities Act) who, because of their status as affiliates pursuant to Rule 144 or because they acquired their common stock from an affiliate or the Company within the prior 12 months, would be unable to sell their securities pursuant to Rule 144 until the Company has been subject to the reporting requirements of Section 13 or Section 15(d) the Exchange Act for a period of at least 90 days and (ii) our employees. The Registered Stockholders may, or may not, elect to sell their shares of common stock covered by this prospectus, as and to the extent they may determine. Such sales, if any, will be made through brokerage transactions on Nasdaq at prevailing market prices. As such, the Company will have no input if and when any Registered Stockholder may, or may not, elect to sell their shares of common stock or the prices at which any such sales may occur. See “Plan of Distribution.”
Information concerning the Registered Stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus, if and when necessary. Because the Registered Stockholders may sell all, some, or none of the shares of common stock covered by this prospectus, we cannot determine the number of shares of such common stock that will be sold by the Registered Stockholders, or the amount or percentage of shares of common stock that will be held by the Registered Stockholders upon consummation of any particular sale. In addition, the Registered Stockholders listed in the table below may have sold, transferred, or otherwise disposed of, or may sell, transfer, or otherwise dispose of, at any time and from time to time, our shares of common stock in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth in the table below.
The Registered Stockholders are not entitled to any registration rights with respect to the common stock. However, we currently intend to use our reasonable efforts to keep the registration statement effective for a period of at least 150 days after the effectiveness of the registration statement. We are not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of the shares of common stock by the Registered Stockholders. However, we will engage a financial advisor with respect to certain other matters relating to our listing. See “Plan of Distribution.”
In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares of common stock issuable pursuant to options and warrants that are exercisable or settled within 60 days of August 31, 2020. Shares of common stock issuable pursuant to options and warrants are deemed outstanding for computing the percentage of the class beneficially owned by the person holding such securities but are not deemed outstanding for computing the percentage of the class beneficially owned by any other person. The percentage of beneficial ownership for the following table is based on total shares of common stock outstanding as of August 31, 2020.

The Registered Stockholders have not, nor have they within the past three years had, any position, office, or other material relationship with us, other than as disclosed in this prospectus. See “Management” and “Certain Relationships and Related Party Transactions” for further information regarding the Registered Stockholders. The business address of each Registered Stockholder is c/o Thryv Holdings, Inc., 2200 West Airfield Drive, P.O. Box 619810, DFW Airport, Texas, 75261, unless otherwise indicated below.
The following presentation of shares has been adjusted retroactively to reflect the Reverse Stock Split. As of August 31, 2020, the Registered Stockholders held approximately 86.4% of our outstanding capital stock, with our directors and executive officers and their affiliates holding approximately 86.0%.
Name and address of Beneficial Owner	Number of Shares	Shares that may be Acquired within 60 Days	Total	Percentage of Shares
5% Stockholders:
Affiliates of Mudrick(1)	18,498,051	20,242	18,518,293	59.89%
Affiliates of GoldenTree(2)	4,806,951	—	4,806,951	15.56%
Affiliates of Paulson(3)	3,216,437	—	3,216,437	10.41%
Yosemite Sellers Representative LLC (“Yosemite”)(4)	1,804,715	—	1,804,716	5.84%
Named Executive Officers and Directors:
Joseph A. Walsh(5)	—	1,841,255	1,841,255	5.96%
Paul D. Rouse(6)	—	162,521	162,521	*
Gordon Henry(7)	—	162,521	162,521	*
James McCusker(8)	—	162,521	162,521	*
John Wholey(9)	—	162,521	162,521	*
Lesley Bolger(10)	100	1,625	1,725	*
Jason Mudrick(11)	18,498,051	20,242	18,518,293	59.89%
Amer Akhtar	—	—	—	—
Bonnie Kintzer	—	—	—	—
Ryan O’Hara	—	—	—	—
John Slater	—	—	—	—
Lauren Vaccarello	—	—	—	—
Heather Zynczak	—	—	—	—
Directors and Executive Officers as a Group (13 persons)	18,498,151	2,513,206	21,011,357	62.88%
All Other Registered Stockholders(12)	204,999	—	204,999	*
*	Represents beneficial ownership of less than 1% of total shares of common stock outstanding.
(1)
Consists of 1,676,681 shares of common stock and 2,195 shares issuable pursuant to options that are exercisable within 60 days of August 31, 2020 held of record by Blackwell Partners LLC Series A, 2,210,447 shares of common stock and 2,504 shares issuable pursuant to options that are exercisable within 60 days of August 31, 2020 held of record by Boston Patriot Batterymarch St. LLC, 1,038,702 shares of common stock held of record by Mercer QIF Fund PLC, 1,941,111 shares of common stock held of record by Mudrick Distressed Opportunity Drawdown Fund II, L.P., 1,933,422 shares of common stock and 1,150 shares issuable pursuant to options that are exercisable within 60 days of August 31, 2020 held of record by Mudrick Distressed Opportunity Drawdown Fund, L.P., 4,287,799 shares of common stock and 8,836 shares issuable pursuant to options that are exercisable within 60 days of August 31, 2020 held of record by Mudrick Distressed Opportunity Fund Global, L.P., 453,099 shares of common stock and 762 shares issuable pursuant to options that are exercisable within 60 days of August 31, 2020 held of record by Mudrick Distressed Opportunity Specialty Fund, L.P., 503,709 shares of common stock and 4,795 shares issuable pursuant to options that are exercisable within 60 days of August 31, 2020 held of record by P. Mudrick LTD, 619,458 shares of common stock held of record by Trustees of Grinnell College, 136,269 shares of common stock held of record by Verto Direct Opportunity GP, LLC, 3,697,354 shares of common stock held of record by Verto Direct Opportunity II, L.P. Jason Mudrick is the founder, general partner and Chief Investment Officer of Mudrick Capital. Mr. Mudrick through Mudrick Capital, is responsible for the voting and investment decisions relating to such shares of common stock. In addition, 69,532 shares of common stock are held by former investors in Verto Direct Opportunity Fund, which were distributed in kind to such investors in 2019 and where such investors have requested that Verto Direct Opportunity GP, LLC sell such shares on their behalf. Mr. Mudrick through Mudrick Capital, has shared investment power but does not have voting power relating to such shares of common stock. Each of the aforementioned entities and individuals disclaims beneficial ownership of the shares of the common stock held of record by any other entity or individual explicitly named in this footnote except to the extent of such entity or individual’s pecuniary interest therein, if any. The address of each of the entities and individuals explicitly named in this footnote is c/o Mudrick Capital Management, L.P., 527 Madison Avenue, 6th Floor, New York, NY 10022.

(2)
Consists of 1,022,891 shares of common stock held of record by GoldenTree 2004 Trust, 21,012 shares of common stock held of record by GoldenTree V1 Master Fund, LP, 2,463,978 shares of common stock held of record by GoldenTree Distressed Master Fund 2014 Ltd, 12,008 shares of common stock held of record by GoldenTree Insurance Fund Series Interests of the Sali Multi-Series Fund L.P., 918,970 shares of common stock held of record by GoldenTree Master Fund, Ltd., 135,825 shares of common stock held of record by GN3 SIP Limited, 154,306 shares of common stock held of record by San Bernardino County Employees’ Retirement Association, 18,550 shares of common stock held of record by High Yield and Bank Loan Series Trust, 27,233 shares of common stock held of record by GT NM, LP, 8,468 shares of common stock held of record by Louisiana State Employees’ Retirement System, 9,724 shares of common stock held of record by Crown Managed Accounts SPC – Crown/GT Segregated Portfolio and 13,986 shares of common stock held of record by GTAM TS Investment LLC. The shares are beneficially owned by certain funds and accounts (the “GTAM Funds”) that are managed by GoldenTree Asset Management LP (“GTAM LP”). GoldenTree Asset Management LLC (“GTAM LLC”) is the General Partner of GTAM LP. Steven A. Tananbaum is the Sole Managing Member of GTAM LLC. GTAM LP has discretionary authority to trade the shares and make voting and investment decisions relating to such shares via an investment management agreement with the relevant GTAM Funds. GTAM LP is not the beneficial owner of the shares. The business address for each of the funds explicitly named in this footnote is 300 Park Avenue, 21st Floor, New York, NY 10022.

(3)
Consists of 2,944,078 shares of common stock held of record by Paulson Credit Opportunities Master LTD and 272,359 shares of common stock held of record by Paulson Credit Opportunities Master II LTD. Paulson, an investment advisor that is registered under the Investment Advisers Act of 1940, furnishes investment advice to and manages the listed investment companies or funds. In its role as investment advisor, or manager, Paulson possesses voting and investment power over the securities that are owned by the listed investment companies and funds. John Paulson is the controlling person of Paulson. Each of Paulson and John Paulson may be deemed to indirectly beneficially own the securities directly owned by the listed investment companies and funds. The address of each of the entities and individuals explicitly named in this footnote is c/o Paulson & Co. Inc., 1133 Avenue of the Americas, New York, NY 10036.

(4)
Mr. Stephen A. Feinberg indirectly controls Yosemite. Mr. Feinberg disclaims any beneficial ownership of the shares held by Yosemite, except to the extent of his pecuniary interest therein. Pursuant to a Pledge Agreement, dated as of June 30, 2017 (the “Indemnification Agreement”), Yosemite has granted a pledge over the shares to secure payment of certain taxes relating to UTPs for which Yosemite has indemnified the Company pursuant to the Indemnification Agreement. If Yosemite is required to pay the Company any amounts pursuant to the Indemnification Agreement, Yosemite may elect to pay such amounts in cash and/or shares. The address of the entity explicitly named in this footnote is c/o Cerberus Capital Management L.P, ATTN: Office of the General Counsel, 875 Third Ave., 11th Floor, New York, NY 10022.

(5)	Consists of 1,841,255 shares issuable pursuant to options that are exercisable within 60 days of August 31, 2020.
(6)	Consists of 162,521 shares issuable pursuant to options that are exercisable within 60 days of August 31, 2020.
(7)	Consists of 162,521 shares issuable pursuant to options that are exercisable within 60 days of August 31, 2020.
(8)	Consists of 162,521 shares issuable pursuant to options that are exercisable within 60 days of August 31, 2020.
(9)	Consists of 162,521 shares issuable pursuant to options that are exercisable within 60 days of August 31, 2020.
(10)	Consists of 100 shares issuable pursuant to a Rule 701 offering effectuated on August 25, 2020 and 1,625 shares issuable pursuant to options that are exercisable within 60 days of August 31, 2020.
(11)
Consists of 20,242 shares issuable pursuant to options that are exercisable within 60 days of August 31, 2020, and 18,498,051 shares held of record by the affiliates of Mudrick Capital. Mr. Mudrick through Mudrick Capital, is responsible for the voting and investment decisions relating to such shares of common stock held by the affiliates of Mudrick Capital. The total shares represented for Mr. Mudrick includes 18,498,051 shares of common stock held by the affiliates of Mudrick Capital.

(12)
Consists of common stock held of record by Registered Stockholders not listed above who, as a group, own less than 1% of our total outstanding ordinary shares, including 68,880 shares issuable pursuant to a private placement offering effectuated on August 25, 2020.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Set forth below is a description of certain relationships and related person transactions between us or our subsidiaries and our directors, executive officers or holders of more than 5% of our voting securities.
Reverse Stock Split
On August 26, 2020, we effectuated a 1-for-1.8 reverse stock split of our common stock. All common stock share and per share amounts presented have been adjusted retroactively to reflect the Reverse Stock Split.
Amended and Restated Stockholders’ Agreement
In connection with the filing of this prospectus, the Stockholders’ Agreement will terminate, provided, that certain rights and obligations will survive in accordance with the terms of the Stockholders’ Agreement. We intend to amend and restate the Stockholders’ Agreement (the “Amended and Restated Stockholders’ Agreement”). The Amended and Restated Stockholders’ Agreement will be entered into by the Company, and certain entities affiliated with Mudrick Capital, GoldenTree and Paulson (each, together with its controlled affiliates that own Company securities, a “Nominating Stockholder Group”) and certain entities affiliated with Cerberus (Cerberus and its controlled affiliates that own Company securities, together with the Nominating Stockholder Groups, each a “Stockholder Group”, and together the “Stockholder Groups”), for the purpose of providing for certain rights and obligations of the Company and each of the stockholders party thereto upon and after the consummation of this listing. Pursuant to the terms of the Amended and Restated Stockholders’ Agreement, each Nominating Stockholder Group, for so long as it and its affiliates together hold at least 10% of the number of shares of our common stock outstanding, will have the right to nominate one director for every 10% of the outstanding common stock held by such Nominating Stockholder Group. The Amended and Restated Stockholders’ Agreement includes provisions enabling the Stockholder Groups to require us, at our expense, to register shares of our common stock that they hold under certain circumstances, including the requirement to file a “shelf” registration. The Amended and Restated Stockholders’ Agreement also provides that we will pay certain expenses of these electing holders relating to such registrations. For a detailed description of the Amended and Restated Stockholders’ Agreement, see “Shares Eligible for Future Sale — Amended and Restated Stockholders’ Agreement.”
Indemnification Agreement
On June 30, 2019, as part of the consideration paid by the Company in connection with the YP Acquisition, Yosemite, an affiliate of Cerberus, was issued 1,804,715 shares of common stock of the Company. Yosemite has granted a pledge over the shares to secure the payment of certain taxes relating to UTPs for which Yosemite has indemnified the Company pursuant to the Indemnification Agreement. If Yosemite is required to pay the Company any amounts pursuant to the Indemnification Agreement, Yosemite may elect to pay such amounts in cash and/or shares.
Our Indebtedness
Senior Term Loan Facility
On December 31, 2018, the Company entered into the Term Loan Agreement. The Term Loan Agreement provides for the Senior Term Loan in the original principal amount of $825.0 million. As of June 30, 2020, $544.1 million was outstanding. Interest on the Senior Term Loan is computed at a rate per annum equal to on any day (a) at the Company’s election, either (i) an amount equal to the greater of (A) a base rate determined by reference to the rate of interest per annum announced by The Wall Street Journal as its prime rate on such day, (B) the federal funds effective rate on such date plus 1/2 of 1.00%, (C) LIBOR with an Interest Period of one month commencing on such day plus 1.00% and (D) 2.00% or (ii) if available, LIBOR determined by reference to the applicable Reuters screen page two business days prior to the commencement of the interest period relevant to the subject borrowing, adjusted for certain additional costs, which may not be less than 1.00% plus (b) an applicable margin. The applicable margin for the Senior Term Loan is (i) 9.00% per annum, in the case of LIBOR loans and (ii) 8.00% per annum, in the case of base rate loans.
On January 28, 2019, affiliates of Mudrick Capital, and on January 31, 2019, affiliates of GoldenTree and Paulson, each of which beneficially own more than 5% of our common stock, became lenders under the Senior

Term Loan, holding a 3.2%, 18.8% and 9.1% interest, or approximately $19.2 million, $114.7 million and $55.5 million, as of December 31, 2019, respectively. Based on this ownership, $2.0 million, $11.3 million and $5.8 million in interest payments were made to affiliates of Mudrick Capital, GoldenTree and Paulson during the year ended December 31, 2019, respectively. See “Description of Material Indebtedness — Senior Credit Facilities.”
Stock Repurchases
On June 9, 2020, we repurchased 257,636 shares from affiliates of Grosvenor Capital Management, L.P. (“Grosvenor”), a holder of more than 5% of our voting securities prior to the repurchase, at a purchase price of approximately $10.56 per share of common stock, for an aggregate price of approximately $2,719,859.
On May 1, 2019, we completed the Tender Offer, pursuant to which we repurchased a total of 23,952,756 shares and 2,326,019 stock options at a purchase price of $18.27 per share of common stock or stock option, less the exercise price of $3.67 per stock option, for an aggregate price of $437,962,271 and $33,901,447, respectively.
The following table summarizes our repurchases of shares of our common stock and options from our directors, executive officers or holders of more than 5% of our voting securities. The following presentation of shares and options has been adjusted retroactively to reflect the Reverse Stock Split.
Stockholder	Shares Purchased	Options Purchased	Aggregate Purchase Price
5% Stockholders:
Affiliates of Mudrick Capital(1)	17,465,407	14,652	$202,792,708
Affiliates of GoldenTree(2)	6,505,923	—	$75,229,303
Affiliates of Paulson(3)	8,808,736	—	$102,171,300
Affiliates of Grosvenor(4)	257,636	—	$2,719,859
Directors and Executive Officers:
Joseph A. Walsh	—	1,152,572	$16,825,249
Paul D. Rouse	—	115,257	$1,682,525
Gordon Henry	—	115,257	$1,682,525
James McCusker	—	115,257	$1,682,525
Deb Ryan(5)	—	92,206	$1,346,017
John Wholey(6)	—	115,257	$1,682,525
Lesley Bolger	100	1,153	$17,845
Peter Glusker(7)	—	46,103	$673,008
Ross Levinsohn(8)	—	46,103	$673,008
Directors and Executive Officers:
Participating Directors and Executive Officers as a Group (9 persons)	—	1,776,113	$26,265,027
(1)	14,652 options were repurchased from Verto Direct Opportunity, L.P. 680,894 shares and 16,784,513 shares were repurchased from Trustees of Grinnell College and Verto Direct Opportunity, L.P.
(2)
312,618 shares, 32,887 shares, 5,823,862 shares, 74,582 shares, 23,190 shares and 238,784 shares were repurchased from GN3 SIP Limited, GoldenTree Insurance Fund Series Interests of the Sali Multi-Series Fund, L.P., GoldenTree 2004 Trust, GT NM, LP, Louisiana State Employees’ Retirement System and San Bernardino County Employees’ Retirement Association, respectively.

(3)	8,062,836 shares and 745,901 shares were repurchased from Paulson Credit Opportunities Master Ltd. and Paulson Credit Opportunities Master, respectively.
(4)
145,849 shares, 6,145 shares, 91,510 shares, 8,038 shares, 1,581 shares and 4,513 shares were repurchased from Grosvenor Opportunistic Credit Master Fund III, Ltd., Grosvenor Opportunistic Credit Master Fund III (TI) L.P., GCM Grosvenor Special Opportunities Master Fund, Ltd., SC Absolute Return Fund LLC Growth Series, LP, LSM II, L.P, Grosvenor See Blue Fund, Ltd. Grosvenor Capital Management, L.P. respectively. Following the June 15, 2020 repurchase, Grosvenor no longer holds more than 5% of our voting securities.

(5)	Ms. Ryan was an executive officer fiscal year 2019. See “— Other Transactions — Deb Ryan Separation Agreement.”
(6)	Consists of 100 shares issuable pursuant to a Rule 701 offering effectuated on August 25, 2020.
(7)	Mr. Glusker was a director of our board in fiscal year 2019 and stepped down from his position effective August 31, 2020.
(8)	Mr. Levinsohn was a director of our board in fiscal year 2019 and stepped down from his position effective August 31, 2020.

Stock Issuances
On August 25, 2020, we issued an aggregate of 3,800 shares of common stock to a total of 38 employees, including 100 shares to Lesley Bolger, under the 2016 Stock Incentive Plan at a price of $10.17 per share.
Other Transactions
Stock Option Grants
We have granted stock options to our executive officers and certain of our directors. See “Executive and Director Compensation — Components of Our NEO Compensation Program — 2016 Stock Incentive Plan — Non-Qualified Stock Option Awards in Fiscal Year 2019.” See ‘‘Executive and Director Compensation — Employee Benefits Plans.”
Deb Ryan Separation Agreement
On July 24, 2020, we entered into a separation agreement and release (the “Separation Agreement”) and a stock option cancellation agreement (the “Option Cancellation Agreement”) with Deb Ryan, our former Chief Human Resources Officer and Executive Vice President. Ms. Ryan’s separation was effective July 24, 2020. Pursuant to the Separation Agreement, Ms. Ryan agreed to certain ongoing cooperation obligations and to provide certain releases and waivers as contained in the Separation Agreement. As consideration under the Separation Agreement, the Company agreed to provide Ms. Ryan compensation and benefits as follows: (i) a cash severance payment of $896,808; (ii) a prorated short term incentive bonus, expected to be approximately $125,533, which will be calculated in accordance with the Company’s short term incentive program for fiscal year 2020 applicable to Executive Vice Presidents; (iii) basic life insurance coverage for 18 months following July 24, 2020; and (iv) outplacement benefits for up to a year pursuant to the EVP Severance Plan. In addition, pursuant to the Option Cancellation Agreement, 130,017 vested options were cancelled in exchange for a total cash payment of $896,334.90, and 111,111 unvested options were forfeited. The foregoing presentation of stock options has been adjusted retroactively to reflect the Reverse Stock Split.
Board Compensation
Our directors receive compensation for their service as members of our Board. See “Executive and Director Compensation — Compensation Tables — Non-Employee Director Compensation.”
Employment Agreement
We have entered into an employment agreement with Mr. Walsh, our President and CEO. See “Executive and Director Compensation — NEO Employment Agreements and Arrangements — Joe Walsh Employment Agreement.”
Indemnification Agreements
We intend to enter into indemnification agreements with each of our executive officers and directors prior to the completion of this listing. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.
Policies for Approval of Related Person Transactions
In connection with this listing, we will adopt a written policy relating to the approval of related person transactions. A “related person transaction” is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which (i) the Company or any of its subsidiaries is or will be a participant, (ii) the aggregate amount involved will or may be expected to exceed $120,000 in any fiscal year, and (iii) any related person has or will have a direct or indirect interest. Our audit committee will review and approve or ratify all related person transactions between us and (i) our directors, director nominees or executive officers, (ii) any 5% record or beneficial owner of our voting securities, or (iii) any immediate family member of any person specified in (i) or (ii) above. The audit committee will review all related person transactions and, where the audit committee determines that such transactions are in our best interests, approve such transactions in advance of such transaction being given effect.

As set forth in the related person transaction policy, in the course of its review and approval or ratification of a related party transaction, the audit committee will, in its judgment, consider in light of the relevant facts and circumstances whether the transaction is, or is not inconsistent with, our best interests, including consideration of various factors enumerated in the policy.
Any member of the audit committee who is a related person with respect to a transaction under review will not be permitted to participate in the discussions or approval or ratification of the transaction. However, such member of the audit committee will provide all material information concerning the transaction to the audit committee. Our policy also includes certain exceptions for transactions that need not be reported and provides the audit committee with the discretion to pre-approve certain transactions.

DESCRIPTION OF MATERIAL INDEBTEDNESS
Senior Credit Facilities
Senior Term Loan Facility
On July 29, 2016, the Company entered into the Original Term Facility, which was amended on June 30, 2017 to finance the YP Acquisition. On December 31, 2018, the Company entered into the Term Loan Agreement pursuant to which the lenders party thereto agreed to provide a Senior Term Loan in the original principal amount of $400.0 million (as amended by that certain First Amendment to the Amended and Restated Credit Agreement, dated January 28, 2020), which was increased to $825.0 million on January 31, 2019. Wilmington Trust, National Association is the administrative agent under the Term Loan Agreement.
Revolving Facility (ABL)
On December 15, 2016, the Company entered into the Original ABL Facility, which was amended on April 21, 2017. On June 30, 2017, the Company entered into the Amended and Restated Credit Agreement (as amended by that certain First Amendment to the Amended and Restated Credit Agreement, dated as of January 31, 2019, that certain Second Amendment to the Amended and Restated Credit Agreement, dated as of March 21, 2019), that certain Third Amendment to the Amended and Restated Credit Agreement, dated as of August 20, 2019 and that certain Fourth Amendment to the Amended and Restated Credit Agreement, dated as of January 28, 2020) pursuant to which the lenders thereto agreed to provide the ABL Facility in an initial amount of (i) $350.0 million from June 30, 2017 through December 31, 2017, (ii) $325.0 million from January 1, 2018 through June 30, 2018, (iii) $300.0 million July 1, 2018 through December 31, 2018, (iv) $275.0 million from January 1, 2019 through June 30, 2019, (v) $250.0 million from July 1, 2019 through December 31, 2019, (vi) $225.0 million from January 1, 2020 through June 30, 2020 and (vii) $200.0 million after July 1, 2020, which was subsequently amended to (i) $225.0 million from January 31, 2019 through December 31, 2019, (ii) $200.0 million from January 1, 2020 through June 30, 2020, (iii) $175.0 million from July 1, 2020 through December 31, 2020, (iv) $150.0 million from January 31, 2021 through June 30, 2021, (v) $125.0 million from July 1, 2021 through December 31, 2021 and (vi) $100.0 million after January 1, 2022. Wells Fargo, National Association is the administrative agent under the ABL Facility.
Availability under the ABL Facility is limited to the lesser of (a) 75% of the aggregate revolving commitments and (b) the then applicable Borrowing Base. The Borrowing Base equals the sum of the following:
•	85% of our eligible billed accounts,
•	60% of our eligible installment accounts, plus
•	85% of our eligible credit card accounts, plus
•	85% of the amount of eligible alpha accounts, minus
•	any reserves established by the administrative agent for the ABL Facility in its reasonable business judgment.
Interest Rate and Fees
Borrowings under the Senior Credit Facilities bear interest at a rate per annum equal to:
•
in the case of borrowings denominated in U.S. dollars on any day (a) at our election, either (i) an amount (in the case of the Senior Term Loan, not less than 2.00%) equal to the greater of (A) a base rate determined by reference to the rate of interest per annum announced by The Wall Street Journal as its prime rate on such day, (B) the federal funds effective rate on such day plus 1/2 of 1.00% and (C) LIBOR plus 1.00% or (ii) if available, LIBOR for U.S. dollars determined by reference to the applicable Reuters screen page two business days prior to the commencement of the interest period relevant to the subject borrowing, adjusted for certain additional costs, which may not, with respect to the Senior Term Loan only, be less than 1.00%, plus (b) an applicable margin; and

•
the case of borrowings under the ABL Facility denominated in U.S. Dollars on any day, (a) at our election, either (i) an amount equal to the greater of (A) a base rate determined by reference to the rate of interest per annum announced by Wells Fargo Bank, National Association as its prime rate on such day, (B) the federal funds effective rate on such date plus 1/2 of 1.00% and (C) LIBOR plus 1.00% or (ii) if available, LIBOR determined by reference to the applicable Reuters screen page as determined by the administrative agent for the daily three month LIBOR interest period, adjusted for certain additional costs, which may not, in the case of borrowings of ABL Facility only, be less than 0.00% plus (b) an applicable margin.
The applicable margin for the Senior Term Loan is (i) 9.00% per annum, in the case of LIBOR loans and (ii) 8.00% per annum, in the case of base rate loans.
The applicable margin for the ABL Facility is (i) 4.00% per annum, in the case of LIBOR loans and (ii) 3.00% per annum, in the case of base rate loans.
The following fees are required to be paid under the Senior Term Loan:
•	a customary annual administration fee to the Senior Term Loan administrative agent.
The following fees are required to be paid under the ABL Facility:
•	a customary annual administration fee to the ABL Facility administrative agent;
•	a letter of credit fee to the ABL Facility administrative agent for the issuing banks; and
•	an unused line fee to the ABL Facility administrative agent for the lenders.
The expected discontinuation of LIBOR could have an impact on our liquidity and results of operations. See “Risk Factors — Risks Related to our Indebtedness — Uncertainty relating to LIBOR and the potential discontinuation of LIBOR in the future may adversely affect our liquidity, results of operations, financial condition and prospects.”
Voluntary Prepayments
Subject to certain notice requirements, we may voluntarily prepay outstanding loans under the Senior Term Loan in whole or in part subject to a prepayment premium (subject to certain exceptions) of (i) 2.00% after December 31, 2018 and on or prior to December 31, 2019 and (ii) 1.00% after December 31, 2019 and on or prior to December 31, 2020. Any prepayment shall be in an aggregate principal amount that is an integral multiple of $1.0 million and not less than $1.0 million or, if less, the amount outstanding, subject to the requirements of this Section.
Subject to certain notice requirements, we may voluntarily prepay outstanding loans under the ABL Facility in whole or in part without premium or penalty.
Mandatory Prepayments
The documentation governing the Senior Term Loan requires us to prepay the Senior Term Loan:
•
with 100% of excess cash flow (determined in accordance with the terms of the documentation governing the Senior Term Loan) for each fiscal quarter, minus, at the option of the Company, the amount of certain voluntary prepayments under the Senior Term Loan (subject to stepdowns to (i) 75% if the adjusted first lien leverage ratio is 1.50:1.00 or less and (ii) 50% if the adjusted first lien leverage ratio is 1.00:1.00 or less);

•
with 100% of the (i) cash proceeds received in respect of any debt or equity received, insurance proceeds, condemnation awards, net of any fees, expenses, and taxes, and (ii) amount of any reserves for any contingent liability determined to be reversed; or

•	upon the occurrence of a change in control.
The documentation governing the ABL Facility requires us to prepay the ABL Facility when:
•	the amount drawn on the revolver exceeds the lesser of (i) the borrowing base or (ii) the trailing 90-day collections.
Final Maturity
The Senior Term Loan will mature on December 31, 2023 and does not require amortization payments.

As of December 31, 2018, the maturity date of the ABL Facility was June 30, 2022 or ninety-one (91) days prior to the stated maturity date of the Original Term Facility. The maturity date of the ABL Facility was subsequently amended to December 31, 2023 or 91 days prior to the stated maturity date of the Senior Term Loan.
Guarantors
The obligations under the Senior Credit Facilities are held by an operating subsidiary and guaranteed by the Company.
Security
The obligations under the Senior Term Loan are secured by all property of the issuer, the Company and its subsidiaries, now owned or hereafter acquired, upon which a lien is purported to be created by that certain Second Amended and Restated Guarantee and Collateral Agreement, dated as of December 31, 2018, by and among the issuer, the Company and the Senior Term Loan administrative agent.
The obligations under the ABL Facility are secured by all property of the issuer, the Company and its subsidiaries, now owned or hereafter acquired, upon which a lien is purported to be created by that certain Amended and Restated Guaranty and Security Agreement, dated as of December 31, 2018, by and among the issuer, the Company, and the ABL Facility administrative agent.
Certain Covenants, Representations and Warranties
The Term Loan Agreement governing the Senior Term Loan contains customary representations and warranties, affirmative covenants (including reporting obligations) and negative covenants. With respect to the negative covenants, these restrictions include, among other things and subject to certain exceptions, restrictions on the ability of the issuer, the Company and its subsidiaries’ ability to:
•	incur additional indebtedness;
•	issue preferred stock;
•	create, incur, assume or permit liens;
•	consolidate, merge, liquidate, wind up or dissolve;
•	make, purchase, hold or acquire investments, including acquisitions, loans and advances;
•	pay dividends or make other distributions in respect of equity;
•	make payments in respect of junior lien or subordinated debt;
•	sell, transfer, lease, license or sublease or otherwise dispose of assets;
•	enter into any sale and leaseback transactions;
•	enter into any swap agreement;
•	engage in transactions with affiliates;
•	enter into any restrictive agreement;
•	materially alter the business that we conduct;
•	change its fiscal year for accounting and financial reporting purposes;
•	permit any subsidiary to, make or commit to make any capital expenditure; and
•	amend or otherwise change the terms of the documentation governing certain restricted debt.
The Amended and Restated Credit Agreement governing the ABL Facility contains customary representations and warranties, affirmative covenants (including reporting obligations) and negative covenants. With respect to the negative covenants, these restrictions include, among other things and subject to certain exceptions, restrictions on the ability of the issuer, the Company and its subsidiaries’ ability to:
•	incur additional indebtedness;
•	issue or sell its stock;

•	create, incur, assume or permit liens;
•	consolidate, merge, liquidate, wind up or dissolve;
•	make, purchase, hold or acquire investments, including acquisitions, loans and advances;
•	pay dividends or make other distributions in respect of equity;
•	make payments in respect of junior lien or subordinated debt;
•	engage in transactions with affiliates;
•	enter into any restrictive agreement; and
•	amend or otherwise change the terms of the documentation governing certain restricted debt.
Financial Covenant
The Senior Term Loan contains a financial covenant that does not permit the total indebtedness to consolidated EBITDA as of the last day of each fiscal quarter to exceed 3.50:1.00.
The ABL Facility contains the following financial covenants:
(a)	Fixed Charge Coverage Ratio. The fixed charge coverage ratio, measured on a quarter-end basis, must be at least 1.00 to 1.00 as of the last day of each fiscal quarter.
(b)	Excess Availability. Excess availability under the ABL Facility must be at least $14.0 million at all times.
Events of Default
The lenders under the Senior Term Loan are permitted under certain circumstances to accelerate the loans and terminate commitments thereunder and to exercise other remedies upon the occurrence of certain customary events of default, subject to specified grace periods, thresholds, and exceptions. These events of default include, among others, payment defaults, cross-defaults to certain material indebtedness, covenant defaults, material inaccuracy of representations and warranties, bankruptcy events, material judgments, material defects with respect to guarantees and collateral and ERISA defaults.
The lenders under the ABL Facility are permitted under certain circumstances to accelerate the loans and terminate commitments thereunder and to exercise other remedies upon the occurrence of certain customary events of default, subject to specified grace periods, thresholds, and exceptions. These events of default include, among others, payment defaults, cross-defaults to certain material indebtedness, covenant defaults, material inaccuracy of representations and warranties, bankruptcy events, material judgments, material defects with respect to guarantees and collateral, ERISA defaults, change of control, or termination of the intercreditor agreement or termination of subordination provisions.

DESCRIPTION OF CAPITAL STOCK
The following is a description of (i) the material terms of our fourth amended and restated certificate of incorporation and second amended and restated bylaws as they will be in effect upon the consummation of this listing and (ii) certain applicable provisions of Delaware law. We refer you to our fourth amended and restated certificate of incorporation and second amended and restated bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part. The following presentation of share and per share data has been adjusted retroactively to reflect the Reverse Stock Split.
Authorized Capitalization
Our authorized capital stock shall consist of 250,000,000 shares of common stock, par value $0.01 per share and 50,000,000 shares of preferred stock, par value $0.01 per share. As of June 30, 2020, 30,829,145 shares of our common stock were outstanding and no shares of our preferred stock were outstanding, in each case giving effect to the Reverse Stock Split. Additionally, following the completion of this listing, we also will have registered 9,029,622 shares of common stock reserved for issuance under our 2016 Stock Incentive Plan, 2020 Plan and 2021 ESPP (collectively, the “Stock Incentive Plans”) of which 5,836,606 options to purchase shares of common stock are outstanding. See “Executive and Director Compensation — Equity Compensation Plans.”
Common Stock
Holders of our common stock are entitled to the rights set forth below.
Voting Rights
Holders of our common stock are entitled to one vote per share. Directors will be elected by a plurality of the votes cast by the holders of stock entitled to vote in the election. Our stockholders will not have cumulative voting rights. Except as otherwise provided in our fourth amended and restated certificate of incorporation or second amended and restated bylaws or as required by law, all matters to be voted on by our stockholders other than matters relating to the election and removal of directors must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter or by a written resolution of the stockholders representing the number of affirmative votes required for such matter at a meeting.
Dividend Rights
Holders of common stock will share equally in any dividend declared by our Board, subject to the rights of the holders of any outstanding preferred stock.
Liquidation Rights
In the event of any voluntary or involuntary liquidation, dissolution, distribution of assets, or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.
Other Rights
Our stockholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common stockholders upon our liquidation, dissolution or winding up. All outstanding shares are validly issued, fully paid and nonassessable.
Amended and Restated Stockholders’ Agreement
In connection with the filing of this prospectus, the Stockholders’ Agreement will terminate, provided, that certain rights and obligations will survive in accordance with the terms of the Stockholders’ Agreement. We intend to amend and restate the Stockholders’ Agreement. The Amended and Restated Stockholders’ Agreement will be entered into by the Company, and certain entities affiliated with Mudrick Capital, GoldenTree, Paulson and Cerberus, for the purpose of providing for certain surviving rights and obligations of the Company and each of the stockholders party thereto upon and after the consummation of this listing. Pursuant to the terms of the Amended and Restated Stockholders’ Agreement, each Nominating Stockholder Group, for so long as it and its affiliates together hold at least 10% of the number of shares of our common stock outstanding, will have the right to nominate one director for every 10% of the outstanding common stock held by such Nominating Stockholder Group. The Amended and Restated Stockholders’ Agreement includes provisions enabling the stockholders to require us, at our expense, to register shares of our common stock that they hold under certain circumstances, including the requirement to file a “shelf” registration. The Amended and Restated Stockholders’ Agreement also provides that we will pay certain expenses of these electing holders relating to such registrations. For a detailed description of the Amended and Restated Stockholders’ Agreement, see “Shares Eligible for Future Sale — Amended and Restated Stockholders’ Agreement.”
Preferred Stock
Our Board is authorized to provide for the issuance of preferred stock in one or more series and to fix the designations, powers, rights and preferences of the shares of each such series, and qualifications, limitations and restrictions thereof, including voting rights, dividend rights, conversion rights, exchange rights, liquidation rights and redemption rights and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights. The issuance of preferred stock may have the effect of delaying, deferring, or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. Our Board has not authorized the issuance of any shares of preferred stock, and we have no agreements or plans for the issuance of any shares of preferred stock.
Warrants
On August 15, 2016, we entered into a Warrant Agreement by and among us, Computershare, Inc. and Computershare Trust Company, N.A. (as amended, the “Warrant Agreement”). The Warrant Agreement governs the terms and rights of our warrants to purchase shares of common stock at the applicable exercise price of such warrants. Each warrant represents the right to purchase one share of common stock at an initial exercise price of $24.39 per share. The warrants were issued in connection with the extinguishment of certain outstanding indebtedness in connection with our Restructuring. As of August 31, 2020, 10,459,141 warrants were outstanding and holders of such warrants are entitled to purchase, in the aggregate, up to 5,810,634 shares of common stock. The exercise price and the number of shares of common stock underlying the warrants were adjusted to reflect the Reverse Stock Split.
Exercise
The warrants may be exercised in whole or in part at any time prior to the expiration time of 5:00 p.m. Pacific time on August 15, 2023. The warrants may be exercised upon delivery of a duly completed exercise notice on or prior to the expiration time at the offices of the warrant agent, accompanied by full payment of the exercise price for the number of warrants being exercised and a duly executed joinder to the Company’s Amended and Restated Stockholder’s Agreement.
Fractional Shares
No fractional shares will be issued upon the exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share of common stock, we will, upon exercise, round down to the nearest whole number the number of shares of common stock to be issued to the warrant holder in accordance with the terms of the Warrant Agreement.
Limitations on Exercise
Each warrant not exercised prior to the expiration time shall become void, and all rights of the warrant holder under the Warrant Agreement shall cease. If a sale of the Company (as defined in the Warrant Agreement) is consummated prior to the expiration time in which 100% of the consideration paid to or received by non-employee holders of common stock in such sale of the Company consists of cash and the sale price is less than or equal to the exercise price on the date the sale of the Company is consummated, each warrant not exercised at or before that date shall also become void.

Rights as Stockholders
The warrant holders do not have the rights or privileges of holders of common stock including, without limitation, the right to vote or to consent or to receive notice as a stockholder in respect of any meeting of stockholders for the election of directors of the Company or any other matter, to receive dividends on warrant shares or any rights whatsoever as stockholders of the Company, until such warrant is duly exercised in accordance with the Warrant Agreement and such warrant holder is issued shares of common stock in connection therewith.
Restrictions on Transfer
The warrants are transferable, provided that such transfer (i) would be permitted under the terms of our Amended and Restated Stockholders’ Agreement if such warrant constituted shares of common stock and (ii) is not made to a competitor without approval of our Board. The warrants are not transferable, however, if as a result of the transfer, the warrants would be held of record by 1,980 or more persons or 480 or more persons who are not “accredited investors”, or otherwise in circumstances that our Board determines would require us to file reports under the Exchange Act if we are not otherwise subject to such requirements.
Amendment/Termination
The terms of the warrants may be amended, modified or waived by us together with the affirmative vote or consent of the majority holders of the warrants then outstanding; provided that if (i) the exercise price would be increased and/or the number of warrant shares would be decreased (other than pursuant to the adjustment) or (ii) the expiration time is modified to occur earlier, then the consent of each warrant holder affected thereby is required. We and the warrant agent, however, may supplement or amend the Warrant Agreement as necessary without the approval of the warrant holders to cure any ambiguity or mistake so long as such amendment does not adversely affect, alter or change the interests of any warrant holder.
Anti-takeover Provisions
Our fourth amended and restated certificate of incorporation and second amended and restated bylaws will contain provisions that delay, defer, or discourage transactions involving an actual or potential change in control of us or change in our management. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions will be designed to encourage persons seeking to acquire control of us to first negotiate with our Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they will also give our Board the power to discourage transactions that some stockholders may favor, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Accordingly, these provisions could adversely affect the price of our common stock.
Classified Board of Directors
Our fourth amended and restated certificate of incorporation will provide that our Board will be divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. Our fourth amended and restated certificate of incorporation will provide that the number of directors constituting the entire board may be changed only by the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Our second amended and restated bylaws will also provide that a director may be removed by the affirmative vote of the holders of a majority of our outstanding shares of capital stock entitled to vote generally in the election of directors, and only for cause. Any vacancy on our Board, including a vacancy resulting from an enlargement of our Board, may be filled only by the vote of a majority of our directors then in office. Our classified Board could have the effect of delaying or discouraging an acquisition of us or a change in our management. See “Risk Factors — Risks Related to Ownership of Our Common Stock — Anti-takeover provisions in our certificate of incorporation and bylaws and certain provisions of Delaware law could delay or prevent a change of control that may be favored by some stockholders.”

Special Meetings of Stockholders and Requirements for Advance Notification of Stockholder Meetings, Nominations, and Proposals
Our second amended and restated bylaws will provide that special meetings of the stockholders may be called upon the request of a majority of our Board, the Chairman of our Board or the President and our Chief Executive Officer. Our second amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.
Our second amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board or a committee of our Board. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with the advance notice requirements of directors, which may be filled only by a vote of a majority of directors then in office, even though less than a quorum, and not by the stockholders. Our second amended and restated bylaws will allow the chairman of any meeting of stockholders to determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
No Stockholder Action by Written Consent
Our fourth amended and restated certificate of incorporation and our second amended and restated bylaws will provide that after the time that Mudrick Capital and its affiliates collectively own less than 40% of our then outstanding common stock, subject to the rights of any holders of preferred stock to act by written consent instead of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.
Section 203 of the DGCL
Our fourth amended and restated certificate of incorporation will provide that the provisions of Section 203 of the DGCL, which relate to business combinations with interested stockholders, do not apply to us. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder (a stockholder who owns more than 15% of our common stock) for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as Board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. These provisions apply even if the business combination could be considered beneficial by some stockholders. Our fourth amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203 of the DGCL but will provide that Mudrick Capital and any of its affiliates or successors, and any group as to which such persons are party do not constitute interested stockholders for purposes of these provisions for so long as they collectively own, directly or indirectly, 10% or more of the voting power of our then outstanding shares of voting stock. Although we have elected to opt out of the statute’s provisions, we could elect to be subject to Section 203 in the future.
Amendment to Bylaws and Certificate of Incorporation
Any amendment to our fourth amended and restated certificate of incorporation must first be approved by a majority of our Board and, if required by law, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment voting as a single class. Our second amended and restated bylaws may be amended (x) by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws, without further stockholder action or (y) by the affirmative vote of at least a majority of the outstanding shares entitled to vote on the amendment, voting as a single class, without further action by our Board.

Renouncement of Corporate Opportunity
Our fourth amended and restated certificate of incorporation will provide that, we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may from time to time be presented to Mudrick Capital, Paulson or GoldenTree or any of their respective affiliates (including, but not limited to, any entity that, directly or indirectly, controls, is controlled by or is under common control with it and including, in the case of Paulson, any individual nominated by Paulson and appointed as a director of the Board as of the date of the fourth amended and restated certificate of incorporation), successors, directly or indirectly managed funds or vehicles, partners, principals, directors, officers, members, managers and employees (other than our company and its subsidiaries) (“Exempted Persons”), even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such Exempted Persons will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us. None of the Exempted Persons has any fiduciary duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.
Exclusive Forum
Our second amended and restated bylaws will provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; (iii) any action asserting a claim against us, any director or our officers or employees arising pursuant to any provision of the DGCL, our fourth amended and restated certificate of incorporation or our second amended and restated bylaws; or (iv) any action asserting a claim against us, any director or our officers or employees that are governed by the internal affairs doctrine. This exclusive forum provision will not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws and rules and regulations promulgated thereunder for which there is exclusive federal or concurrent federal and state jurisdiction. The federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act, the Exchange Act or the rules and regulations promulgated thereunder, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our fourth amended and restated certificate of incorporation described above.
Listing
We intend to apply to have our common stock listed on Nasdaq under the symbol “THRY”.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Inc.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to the listing of our common stock on Nasdaq, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market following our listing on Nasdaq, or the perception that such sales could occur, could adversely affect the public price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. We will have no input if and when any Registered Stockholder may, or may not, elect to sell its shares of common stock or the prices at which any such sales may occur. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time.
Upon the effectiveness of the registration statement of which this prospectus forms a part, based on the number of shares of our capital stock outstanding as of June 30, 2020, we will have a total of 30,829,145 shares of our common stock outstanding.
Shares of our common stock held by affiliates or deemed to be “restricted securities” (as defined in Rule 144 under the Securities Act) may be sold in the public market only if they are registered or if they qualify for an exemption from registration, including under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. Following the listing of our common stock on Nasdaq, shares of our common stock may be sold either by the Registered Stockholders pursuant to this prospectus or by our other existing stockholders in accordance with Rule 144 of the Securities Act.
As further described below, until we have been a reporting company for at least 90 days, only non-affiliates who have beneficially owned their shares of common stock for a period of at least one year will be able to sell their shares of common stock under Rule 144, which is expected to include approximately 4.2 million shares of common stock immediately after our registration.
The foregoing presentation of share and per share data has been adjusted retroactively to reflect the Reverse Stock Split.
Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:
•
1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after the effectiveness of the registration statement of which this prospectus forms a part; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.
Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.
Amended and Restated Stockholders’ Agreement
The Amended and Restated Stockholders’ Agreement governs the terms and rights of the shares of common stock held by the stockholders upon and following the consummation of this listing. Certain provisions of the Amended and Restated Stockholders’ Agreement are summarized below.
•
Board Appointment Rights: So long as the aggregate ownership of any one of the Nominating Stockholder Groups constitutes at least 10% of the outstanding shares of our common stock, such Nominating Stockholder Group shall have the right to designate for nomination one director to our Board for every 10% of the outstanding shares of our common stock that is held by such Nominating Stockholder Group. If a Nominating Stockholder Group aggregate ownership falls below 10% of the outstanding shares of our common stock, such Nominating Stockholder Group’s right to nominate any directors to our Board shall automatically terminate and such right to nominate directors, as described above, shall not be restored upon any subsequent increase in the aggregate ownership of such Nominating Stockholder Group to, or in excess of, 10% of the issued and outstanding shares of our common stock. If a Nominating Stockholder Group fails to deliver written notice, nominating its director(s), such Nominating Stockholder Group, shall be deemed to have nominated the director(s) previously nominated or designated by such Nominating Stockholder Group who is/are currently serving on the Board. If at any time the number of directors on the Board that a Nominating Stockholder Group is entitled to designate is less than the number of such Nominating Stockholder Group’s designated directors currently on the Board, such Nominating Stockholder Group shall cause the required number of directors to immediately offer to resign from the Board or not stand for reelection to the Board.

•
Demand Registration Rights: The Amended and Restated Stockholders’ Agreement provides only the Stockholder Groups beneficially owning 5% of the outstanding shares of our common stock (the “5% Stockholders”) the right to request the Company to effect the registration of all or a portion of the registrable securities beneficially owned by such 5% Stockholder. We will give prompt written notice of any such registration demand to each of the other 5% stockholders, so they may request to include registrable shares in the registration demand. 5% Stockholders are collectively limited to three registration demands under Form S-1; provided, that no such demands under Form S-1 may be made if the Company is preparing or has a “shelf” registration statement on file. No 5% Stockholder may make a registration demand until the earliest to occur of (i) the six-month anniversary of the Company’s initial public offering of shares of common stock and (ii) the date on which the Board approves the making of a registration demand pursuant to the Amended and Restated Stockholders’ Agreement. As soon as reasonably practicable after the Company is eligible to do so, we will prepare and file a “shelf” registration statement and use our commercially reasonable efforts to keep such “shelf” registration statement continuously effective until such date on which all registrable securities included in such “shelf” registration statement have been sold pursuant to the “shelf” registration statement or another registration statement is filed under the Securities Act. Further, once the Company becomes a Well-Known Seasoned Issuer, as defined pursuant to the Securities Act, we shall give prompt written notice to the 5% Stockholders and file an “automatic shelf” registration statement.

•
Piggyback Registration Rights: In the event that we propose to file a registration statement with respect to Company securities, whether or not for sale for our own account, with the exception of certain types of registrations, we shall provide each stockholder with written notice of our intention to do so at least 30 days prior to filing such registration statement. Any stockholder may elect to include registrable securities beneficially owned by it in the registration statement to which such written notice relates, by submitting a written request to us within 15 days after the date of such notice.

•
Expenses: We will pay all expenses with respect to any registration that we are required to effect under the Amended and Restated Stockholders’ Agreement; provided, that each selling holder shall bear its pro rata share of expenses on the basis of the number of shares, as applicable, sold in such registration, of all underwriting discounts, selling commissions and stock transfer taxes, and each such selling holder shall be responsible for any fees and expenses of any persons retained by such selling holder.
Registration Statement on Form S-8
We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock issuable or reserved for issuance under our Stock Incentive Plans. Shares covered by such registration statement will be eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates and vesting restrictions. As of August 31, 2020, an aggregate of 6,029,622 shares of our common stock were reserved for the exercise of outstanding options and future awards to be granted pursuant to our Stock Incentive Plans.

PRIVATE SALES OF OUR CAPITAL STOCK
We intend to apply to list our common stock on Nasdaq. Prior to the initial listing, no public market existed for our common stock. Our common stock has a limited history of trading in private transactions. On June 9, 2020, we repurchased 257,636 shares of our common stock at a purchase price of approximately $10.56 per share. On August 25, 2020, we issued in a private placement 68,880 shares of common stock at a price of $10.17 per share. The foregoing presentation of share and per share data has been adjusted retroactively to reflect the Reverse Stock Split. While our financial advisor is expected to consider this price in connection with setting the opening public price of our common stock, this information may have little or no relation to broader market demand for our common stock and thus the opening public price and subsequent public price of our common stock on Nasdaq. As a result, you should not place undue reliance on this historical private sale price as it may differ materially from the opening public price and subsequent public price of our common stock on Nasdaq. See “Risk Factors — Risks Related to Ownership of Our Common Stock — Future sales of common stock by our Registered Stockholders and other existing stockholders could cause our share price to decline.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
The following is a general discussion of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock. This discussion does not provide a complete analysis of all potential U.S. federal income tax considerations relating thereto. This description is based on the Code, and existing and proposed U.S. Treasury regulations promulgated thereunder, administrative pronouncements, judicial decisions, and interpretations of the foregoing, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is limited to non-U.S. holders who hold shares of our common stock as capital assets within the meaning of Section 1221 of the Code (generally for investment). Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to you in light of your particular circumstances, nor does it discuss special tax provisions, which may apply to you if you are subject to special treatment under U.S. federal income tax laws, such as for certain financial institutions or financial services entities, insurance companies, tax-exempt entities, tax-qualified retirement plans, “qualified foreign pension funds” (and entities all of the interests of which are held by qualified foreign pension funds), dealers in securities or currencies, entities that are treated as partnerships or other pass-through entities for U.S. federal income tax purposes (and partners or beneficial owners therein), foreign branches, “controlled foreign corporations,” “passive foreign investment companies,” former U.S. citizens or long-term residents, corporations that accumulate earnings to avoid U.S. federal income tax, persons deemed to sell common stock under the constructive sale provisions of the Code, and persons that hold common stock as part of a straddle, hedge, conversion transaction, or other integrated investment. In addition, this summary does not address the alternative minimum tax or any state, local or foreign taxes or any U.S. federal tax laws other than U.S. federal income tax laws.
You are urged to consult your own tax advisor concerning the U.S. federal income tax consequences of purchasing, owning and disposing of our common stock, as well as the application of any state, local, foreign income and other tax laws and tax treaties. As used in this section, a “non-U.S. holder” is a beneficial owner of our common stock (other than a partnership or any other entity treated as a pass-through entity for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the U.S.;
•
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust if (i) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

If you are an individual, you are a resident alien if you are a lawful permanent resident of the U.S. (e.g., a green card holder) and you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the U.S. for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in and including the current calendar year. For these purposes, all the days present in the U.S. in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they are U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the purchase, ownership or disposition of our common stock.
If a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the other pass-through entity will depend upon the status of the partner or owner and the activities of the partnership or other pass-through entity. Any partnership, partner in such a partnership or owner of another pass-through entity holding shares of our common stock should consult its own tax advisor as to the particular U.S. federal income tax consequences applicable to it.
INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF OTHER FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND APPLICABLE TAX TREATIES.

Distributions on Common Stock
If we pay distributions on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See “— Dispositions of Common Stock.”
Subject to the discussion below regarding effectively connected income, any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. federal withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty. You are urged to consult your own tax advisor regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a valid Internal Revenue Service (the “IRS”) Form W-8BEN or IRS Form W-8BEN-E (or other applicable form or documentation), as applicable, to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. Even if our current or accumulated earnings or profits are less than the amount of the distribution, the applicable withholding agent may elect to treat the entire distribution as a dividend for U.S. federal withholding tax purposes. A non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder and, if required by an applicable income tax treaty, are attributable to a permanent establishment (or, in certain cases involving individual holders, a fixed base) maintained by the non-U.S. holder in the U.S., are generally not subject to such withholding tax. To obtain this exemption, a non-U.S. holder must provide us with a valid IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax (provided certain certification and disclosure requirements are satisfied), are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to the graduated tax described above, such effectively connected dividends received by corporate non-U.S. holders may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.
The foregoing discussion is subject to the discussion below under “— Backup Withholding and Information Reporting” and “— Other Withholding Taxes.”
Dispositions of Common Stock
Subject to the discussion below on backup withholding and other withholding requirements, gain realized by a non-U.S. holder on a sale, exchange or other disposition of our common stock generally will not be subject to U.S. federal income or withholding tax, unless:
•
the gain (i) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (ii) if required by an applicable income tax treaty, is attributable to a permanent establishment (or, in certain cases involving individual holders, a fixed base) maintained by the non-U.S. holder in the U.S. (in which case the special rules described below apply);

•
the non-U.S. holder is an individual who is present in the U.S. for 183 or more days in the taxable year of such disposition and certain other conditions are met (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by certain U.S. source capital losses, provided the non-U.S holder has timely filed U.S. federal income tax returns with respect to such losses); or

•
we are, or become, a “United States real property holding corporation” (a “USRPHC”), for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of our common stock and the non-U.S. holder’s holding period for our common stock.

Generally, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals 50% or more of the sum of the fair market value of (a) its worldwide real property interests and (b) its other assets used or held for use in a trade or business. The tax relating to dispositions of stock in a USRPHC does not apply to a non-U.S. holder whose holdings, actual and constructive, amount to 5% or less of our common stock at all times during the applicable period, provided that our common stock is regularly traded on an established securities market. No assurance can be provided that our common stock will be regularly traded on an established securities market at all times for purposes of the rules described above. Although there can be no assurances in this regard, we believe we have not been and are not currently a USRPHC, and do not anticipate being a USRPHC in the future. You are urged to consult your own tax advisor about the consequences that could result if we are, or become, a USRPHC.
If any gain from the sale, exchange or other disposition of our common stock, (1) is effectively connected with a U.S. trade or business conducted by a non-U.S. holder and (2) if required by an applicable income tax treaty, is attributable to a permanent establishment (or, in certain cases involving individuals, a fixed base) maintained by such non-U.S. holder in the U.S., then the gain generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its U.S. trade or business, subject to certain adjustments, generally would also be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty might provide for a lower rate.
Backup Withholding and Information Reporting
Any dividends that are paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns also may be made available to the tax authorities of the country in which the non-U.S. holder resides under the provisions of various treaties or agreements for the exchange of information. Dividends paid on our common stock and the gross proceeds from a taxable disposition of our common stock may be subject to additional information reporting and may also be subject to U.S. federal backup withholding if such non-U.S. holder fails to comply with applicable U.S. information reporting and certification requirements. Provision of an IRS Form W-8 appropriate to the non-U.S. holder’s circumstances will generally satisfy the certification requirements necessary to avoid the additional information reporting and backup withholding.
Backup withholding is not an additional tax. Any amounts so withheld under the backup withholding rules will be refunded by the IRS or credited against the non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.
Other Withholding Taxes
Provisions commonly referred to as “FATCA” impose withholding (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30% on payments of U.S.-source dividends (including our dividends) paid to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. Withholding imposed by FATCA may also apply to gross proceeds from the sale or other disposition of domestic corporate stock (including our stock); although, under proposed U.S. Treasury Regulations published on December 18, 2018, no withholding would apply to such gross proceeds. The preamble to the proposed regulations specifies that taxpayers (including withholding agents) are permitted to rely on the proposed regulations pending finalization. An intergovernmental agreement between the U.S. and an applicable foreign country may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return containing the required information (which may entail significant administrative burden). Non-U.S. holders are urged to consult their own tax advisors regarding the effects of FATCA on their investment in our common stock.
THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS AND TREATIES.

PLAN OF DISTRIBUTION
The Registered Stockholders may sell their shares of common stock covered hereby pursuant to brokerage transactions on Nasdaq at prevailing market prices at any time after the shares of common stock are listed for trading. We are not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of shares of common stock by the Registered Stockholders, except we will engage a financial advisor with respect to certain other matters relating to our listing, as further described below. As such, we will have no input if and when any Registered Stockholder may, or may not, elect to sell their shares of common stock or the prices at which any such sales may occur, and there can be no assurance that any Registered Stockholders will sell any or all of the shares of common stock covered by this prospectus.
We will not receive any proceeds from the sale of shares of common stock by the Registered Stockholders. We expect to recognize certain non-recurring costs as part of our transition to a publicly traded company, consisting of professional fees and other expenses. As part of our direct listing, these fees will be expensed in the period incurred and not deducted from net proceeds to the issuer, as they would be in an initial public offering.
On the day that our shares of common stock are initially listed on Nasdaq, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price on the basis of such accepted orders. The Current Reference Price is calculated each second and, during a 10-minute “Display Only” period, is disseminated, along with other indicative imbalance information, to market participants by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which I-Bankers, in its capacity as our financial advisor, must notify Nasdaq that our shares are “ready to trade.” Once I-Bankers has notified Nasdaq that our shares of common stock are ready to trade, Nasdaq will confirm the Current Reference Price for our shares of common stock, in accordance with the Nasdaq rules. If I-Bankers then approves proceeding at the Current Reference Price, the applicable orders that have been entered will then be executed at such price and regular trading of our shares of common stock on Nasdaq will commence, subject to Nasdaq conducting validation checks in accordance with the Nasdaq rules.
Under the Nasdaq rules, the Current Reference Price means: (i) the single price at which the maximum number of orders to buy or sell can be matched; (ii) if there is more than one price at which the maximum number of orders to buy or sell can be matched, then it is the price that minimizes the imbalance between orders to buy or sell (i.e. minimizes the number of shares that would remain unmatched at such price); (iii) if more than one price exists under (ii), then it is the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which our shares of common stock will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under (iii), a price determined by Nasdaq in consultation with I-Bankers in its capacity as our financial advisor. In the event that more than one price exists under (iii), I-Bankers will exercise any consultation rights only to the extent that it can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M, or applicable relief granted thereunder.
In determining the Current Reference Price, Nasdaq’s cross algorithms will match orders that have been entered into and accepted by Nasdaq’s system. This occurs with respect to a potential Current Reference Price when orders to buy shares of common stock at an entered bid price that is greater than or equal to such potential Current Reference Price are matched with orders to sell a like number of shares of common stock at an entered asking price that is less than or equal to such potential Current Reference Price. To illustrate, as a hypothetical example of the calculation of the Current Reference Price, if Nasdaq’s cross algorithms matched all accepted orders as described above, and two limit orders remained — a limit order to buy 500 shares of common stock at an entered bid price of $10.01 per share and a limit order to sell 200 shares of common stock at an entered asking price of $10.00 per share — the Current Reference Price would be selected as follows:
•
under clause (i), if the Current Reference Price is $10.00, then the maximum number of additional shares that can be matched is 200. If the Current Reference Price is $10.01, then the maximum number of additional shares that can be matched is also 200, which means that the same maximum number of additional shares would be matched at the price of either $10.00 or $10.01;

•	because more than one price under clause (i) exists, under clause (ii), the Current Reference Price would be the price that minimizes the imbalance between orders to buy or sell (i.e. minimizes the number of shares that would remain unmatched at such price). Selecting either $10.00 or $10.01 as the Current Reference Price would create the same imbalance in the limit orders that cannot be matched, because at either price 300 shares would not be matched.
•
because more than one price under clause (ii) exists, under clause (iii), the Current Reference Price would be the entered price at which orders for shares of common stock at such entered price will remain unmatched. In such case, choosing $10.01 would cause 300 shares of the 500 share limit order with the entered price of $10.01 to remain unmatched, compared to choosing $10.00, where all 200 shares of the limit order with the entered price of $10.00 would be matched, and no shares at such entered price remain unmatched. Thus, Nasdaq would select $10.01 as the Current Reference Price , because orders for shares at such entered price will remain unmatched. The above example (including the prices) is provided solely by way of illustration.

I-Bankers will determine when our shares of common stock are ready to trade and approve proceeding at the Current Reference Price primarily based on considerations of volume, timing and price. In particular, I-Bankers will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. If I-Bankers does not approve proceeding at the Current Reference Price (for example, due to the absence of adequate pre-opening buy and sell interest), I-Bankers will request that Nasdaq delay the opening until such a time that sufficient price discovery has been made to ensure that a reasonable amount of volume crosses on the opening trade. Further, in the highly unlikely event that Nasdaq consults with I-Bankers as described in clause (iv) of the definition of Current Reference Price, I-Bankers would request that Nasdaq delay the opening to ensure a single opening price within clauses (i), (ii) or (iii) of the definition of the Current Reference Price. The Registered Stockholders, including funds managed by Mudrick Capital, will not be involved in Nasdaq’s price-setting mechanism, and will not coordinate or be in communication with I-Bankers including with respect to any decision by I-Bankers to delay or proceed with trading.
Similar to a Nasdaq-listed underwritten initial public offering, in connection with the listing of our shares of common stock, buyers and sellers who have subscribed will have access to Nasdaq’s Order Imbalance Indicator (the “Net Order Imbalance Indicator”), a widely available, subscription-based data feed, prior to submitting buy or sell orders. Nasdaq’s electronic trading platform simulates auctions every second to calculate a Current Reference Price, the number of shares of common stock that can be paired off the Current Reference Price, the number of shares of common stock that would remain unexecuted at the Current Reference Price and whether a buy-side or sell-side imbalance exists, or whether there is no imbalance, in order to disseminate that information continuously to buyers and sellers via the Net Order Imbalance Indicator data feed.
However, because this is not an underwritten initial public offering, there will be no book building process. Moreover, prior to the opening trade, there will not be a price at which underwriters initially sold shares of common stock to the public, as there would be in an underwritten initial public offering. The lack of an initial public offering price could impact the range of buy and sell orders collected by Nasdaq from various broker-dealers. Consequently, the public price of our shares of common stock may be more volatile than in an underwritten initial public offering and could, upon being listed on Nasdaq, decline significantly and rapidly. Furthermore, the decision by Mudrick Capital, who retains significant ownership of our common stock, to sell, or refrain from selling, shares of common stock from time to time, could impact the market supply and trading volumes of our common stock, thereby affecting market prices and creating additional volatility, which impact will increase if the percentage of shares sold by non-affiliated Registered Stockholders or other existing stockholders from time to time decreases. See “Risk Factors — Risks Related to Ownership of Our Common Stock — Our listing differs significantly from an underwritten initial public offering” and “— Our shares of common stock have no prior public market, an active trading market may not develop or continue to be liquid and the market price of our shares of common stock may be volatile.”
In addition, in order to list on Nasdaq, we are also required to have at least three registered and active market makers. We expect that the financial advisor that we will engage in connection with our listing will act as a registered and active market maker and will engage other market makers.
In addition to sales made pursuant to this prospectus, the shares of common stock covered by this prospectus may be sold by the Registered Stockholders in private transactions exempt from the registration requirements of the Securities Act.

Under the securities laws of some states, shares of common stock may be sold in such states only through registered or licensed brokers or dealers.
If any of the Registered Stockholders utilize a broker-dealer in the sale of the shares of common stock being offered by this prospectus, such broker-dealer may receive commissions in the form of discounts, concessions or commissions from such Registered Stockholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal.
We have engaged I-Bankers as our financial advisor to advise and assist us with respect to certain matters relating to our listing. The services expected to be performed by our financial advisor will include providing advice and assistance with respect to defining objectives, analyzing, structuring and planning the listing and developing and assisting with our investor communication strategy in relation to this listing.
However, our financial advisor will not be engaged to otherwise facilitate or coordinate price discovery activities or sales of shares of our common stock in consultation with us, and will not be permitted to, and will not be instructed by us to, plan or actively participate in any investor education activities, except as described herein.
I-Bankers Direct LLC, an affiliate of I-Bankers, has previously performed investment banking services for us, including in connection with a private placement completed prior to this listing to satisfy the round-lot holder requirement under Nasdaq's listing standards.
LEGAL MATTERS
Our principal legal advisor is Weil, Gotshal & Manges LLP, New York, New York. Schiff Hardin LLP is legal advisor to the financial advisor.
EXPERTS
The consolidated financial statements of Thryv Holdings, Inc. and Subsidiary, as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock covered by this prospectus. For purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement, including the exhibits. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
Immediately upon the effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at www.corporate.thryv.com. Upon the effectiveness of the registration statement of which this prospectus forms a part, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Thryv Holdings, Inc. and Subsidiary
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Thryv Holdings, Inc. and Subsidiary (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Adoption of Accounting Standards Update
As discussed in Note 1 to the consolidated financial statements, effective January 1, 2018, the Company changed its method for recognizing revenue as a result of the adoption of Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). As discussed in Note 1 to the consolidated financial statements, effective January 1, 2019, the Company changed its method of accounting for leases as a result of the adoption of ASU No. 2016-02, Leases (Topic 842).
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2013.
Dallas, Texas
March 20, 2020
Except for Note 1, Recasting of Certain Information, as to which the date is
September 1, 2020.

Thryv Holdings, Inc. and Subsidiary
Consolidated Statements of Operations
(in thousands, except share and per share data)
	Years Ended December 31,
	2019	2018	2017
Revenue	$1,421,374	$1,784,401	$1,318,166
Operating expenses:
Cost of services (exclusive of depreciation and amortization)	476,355	647,288	553,293
Sales and marketing	352,740	469,238	370,548
General and administrative	179,956	238,554	223,887
Depreciation and amortization	206,270	266,975	301,435
Total operating expenses	1,215,321	1,622,055	1,449,163

Operating income (loss)	206,053	162,346	(130,997)
Other income (expense):
Interest expense	(68,181)	(53,851)	(38,536)
Interest expense, related party	(24,770)	(28,846)	(29,279)
Other components of net periodic pension cost	(53,161)	(516)	(40,804)
(Loss) gain on early extinguishment of debt	(6,375)	(18,375)	751
Income (loss) before (provision) benefit for income taxes	53,566	60,758	(238,865)
(Provision) benefit for income taxes	(18,062)	(8,487)	67,541
Net income (loss)	$35,504	$52,271	$(171,324)

Net income (loss) per common share:
Basic	$0.87	$0.91	$(3.04)
Diluted	$0.82	$0.88	$(3.04)
Weighted-average shares used in computing basic and diluted net income (loss) per common share:
Basic	40,845,128	57,331,622	56,436,681
Diluted	43,465,998	59,631,195	56,436,681
The accompanying notes are an integral part of the consolidated financial statements.

Thryv Holdings, Inc. and Subsidiary
Consolidated Balance Sheets
(in thousands, except share data)
	December 31, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	$1,912	$34,169
Accounts receivable, net of allowance of $26,828 and $22,571	369,690	440,735
Contract assets	11,682	13,197
Accrued tax receivable	37,460	40,328
Deferred costs	15,321	16,867
Prepaid expenses and other	12,715	17,924
Indemnification asset	29,789	—
Total current assets	478,569	563,220
Fixed assets and capitalized software, net	101,512	122,157
Operating lease right-of-use assets, net	39,046	—
Goodwill	609,457	609,457
Intangible assets, net	147,480	312,242
Debt issuance costs	3,451	3,676
Indemnification asset	—	33,882
Other assets	8,777	8,854
Total assets	$1,388,292	$1,653,488
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable	$16,067	$24,576
Accrued liabilities	140,261	177,521
Current portion of financing obligations	580	1,226
Current portion of operating lease liability	9,579	—
Current portion of reserve for facility exit costs	—	4,392
Accrued interest	13,164	2,721
Current portion of unrecognized tax benefits	53,111	—
Contract liabilities	24,679	31,070
Total current liabilities	257,441	241,506
Senior Term Loan, net of debt issuance costs of $593 and $716	420,036	399,284
Senior Term Loan, related party	189,371	—
ABL Facility	104,985	146,577
Financing obligations, net of current portion	55,537	56,117
Pension obligations, net	193,533	170,919
Stock option liability	43,026	64,250
Long-term disability insurance	10,874	12,406
Deferred tax liabilities	54,738	78,905
Unrecognized tax benefits, net of current portion	1,833	51,372
Operating lease liability, net of current portion	28,783	—
Reserve for facility exit costs, net of current portion	—	3,451
Other liabilities	875	361
Total long-term liabilities	1,103,591	983,642
The accompanying notes are an integral part of the consolidated financial statements.

Thryv Holdings, Inc. and Subsidiary
Consolidated Balance Sheets
(in thousands, except share data)
	December 31, 2019	December 31, 2018
Commitments and contingencies (see Note 10 and Note 16)
Shareholders' equity
Common stock - $0.01 par value, 250,000,000 shares authorized; 57,443,282 shares issued and 33,490,526 shares outstanding at December 31, 2019; and 57,331,622 shares issued and outstanding at December 31, 2018	574	573
Additional paid-in capital	1,008,701	1,006,822
Treasury stock - 23,952,756 shares at December 31, 2019 and 0 shares at December 31, 2018	(437,962)	—
Accumulated deficit	(544,053)	(579,055)
Total shareholders' equity	27,260	428,340
Total liabilities and shareholders' equity	$1,388,292	$1,653,488
The accompanying notes are an integral part of the consolidated financial statements.

Thryv Holdings, Inc. and Subsidiary
Consolidated Statements of Changes in Shareholders' Equity
(in thousands, except share data)
	Common Stock			Treasury Stock
	Common Shares Issued	Par Value	Additional Paid-in Capital	Shares	Amount	Accumulated (Deficit)	Total Shareholders' Equity
Balance as of January 1, 2017	55,526,907	$555	$988,667	—	$—	$(622,515)	$366,707
Issuance of common stock and additional paid-in-capital for acquisition	1,804,715	18	18,155	—	—	—	18,173
Net (loss)	—	—	—	—	—	(171,324)	(171,324)
Balance as of December 31, 2017	57,331,622	$573	$1,006,822	—	$—	$(793,839)	$213,556
Cumulative effect of adoption of new revenue recognition standard (Note 2)	—	—	—	—	—	162,513	162,513
Net income	—	—	—	—	—	52,271	52,271
Balance as of December 31, 2018	57,331,622	$573	$1,006,822	—	$—	$(579,055)	$428,340
Purchase of treasury stock (Note 13)	—	—	—	(23,952,756)	(437,962)	—	(437,962)
Exercise of stock options	111,660	1	1,879	—	—	—	1,880
Cumulative effect of adoption of new lease standard (Note 10)	—	—	—	—	—	(502)	(502)
Net income	—	—	—	—	—	35,504	35,504
Balance as of December 31, 2019	57,443,282	$ 574	$1,008,701	(23,952,756)	$ (437,962)	$(544,053)	$27,260
The accompanying notes are an integral part of the consolidated financial statements.

Thryv Holdings, Inc. and Subsidiary
Consolidated Statements of Cash Flows
(in thousands)
	Years Ended December 31,
	2019	2018	2017
Cash flows from operating activities
Net income (loss)	$35,504	$52,271	$(171,324)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	206,270	266,975	301,435
Amortization of debt issuance costs	1,123	1,576	1,048
Deferred income taxes	(25,118)	(22,745)	(141,996)
Provision for bad debt	30,092	24,214	19,670
Provision for service credits	25,467	31,491	29,417
Stock-based compensation expense	14,119	39,604	23,364
Other components of net periodic pension cost	53,161	516	40,804
Loss (gain) on early extinguishment of debt	6,375	18,375	(751)
Loss on disposal/write-off of fixed assets and capitalized software	5,942	11,464	2,758
Impairment of operating lease right-of-use assets	5,670	—	—
Non-cash loss (gain) from remeasurement of indemnification asset	4,093	(9,518)	(6,191)
Changes in assets and liabilities:
Accounts receivable	16,457	14,456	232,163
Contract assets	1,515	(4,834)	—
Deferred costs	1,931	682	(56,850)
Prepaid and other assets	3,745	(3,701)	16,389
Accounts payable and accrued liabilities	(69,244)	(72,112)	(49,382)
Accrued income taxes, net	4,376	(12,797)	(22,257)
Operating lease liability	(10,587)	—	—
Contract liabilities	(6,391)	11,144	—
Deferred revenue	—	—	22,496
Settlement of stock option liability (see Note 13)	(33,901)	—	—
Net cash provided by operating activities	270,599	347,061	240,793
Cash flows from investing activities
Additions to fixed assets and capitalized software	(26,065)	(27,429)	(19,992)
Proceeds from the sale of building and fixed assets	847	17	7,332
Acquisition of a business, net of cash acquired	(147)	(1,250)	(587,734)
Net cash (used in) investing activities	(25,365)	(28,662)	(600,394)
Cash flows from financing activities
Proceeds from Senior Term Loan, net	193,625	381,625	—
Proceeds from Senior Term Loan, related party	225,000	—	—
Payments of Senior Term Loan	(148,256)	—	—
Payments of Senior Term Loan, related party	(66,744)	—	—
Proceeds from Original Term Facility	—	—	278,026
Proceeds from Original Term Facility, related party	—	—	271,974
Payments of Original Term Facility, upon extinguishment	—	(198,973)	—
Payments of Original Term Facility, upon extinguishment, related party	—	(155,368)	—
Payments of Original Term Facility, prior to extinguishment	—	(166,774)	(126,119)
Payments of Original Term Facility, prior to extinguishment, related party	—	(130,226)	(152,416)
Proceeds from ABL Facility	1,142,717	1,823,207	1,427,498
Payments of ABL Facility	(1,184,310)	(1,836,642)	(1,367,485)
The accompanying notes are an integral part of the consolidated financial statements.

Thryv Holdings, Inc. and Subsidiary
Consolidated Statements of Cash Flows
(in thousands)
	Years Ended December 31,
	2019	2018	2017
Payments of financing obligations	(1,226)	(3,117)	(7,073)
Debt issuance costs	(774)	—	(4,175)
Purchase of treasury stock (see Note 13)	(437,962)	—	—
Proceeds from exercise of stock options	439	—	—
Net cash (used in) provided by financing activities	(277,491)	(286,268)	320,230

(Decrease) increase in cash and cash equivalents	(32,257)	32,131	(39,371)
Cash and cash equivalents, beginning of period	34,169	2,038	41,409
Cash and cash equivalents, end of period	$1,912	$34,169	$2,038

Supplemental information
Cash paid for interest	$81,543	$80,972	$64,628
Cash paid for income taxes, net	$38,091	$44,029	$96,712
The accompanying notes are an integral part of the consolidated financial statements.

Thryv Holdings, Inc. and Subsidiary
Notes to Consolidated Financial Statements
Note 1	Description of Business and Summary of Significant Accounting Policies
General
Thryv Holdings, Inc. (“Thryv Holdings, Inc.” or the “Company”) provides small-to-medium sized businesses (“SMBs”) with print and digital marketing services and Software as a Service (“SaaS”) business management tools. The Company owns and operates Print Yellow Pages (“PYP”) and Internet Yellow Pages (“IYP”) and provides a comprehensive offering of digital marketing services such as search engine marketing (“SEM”), and other digital media services, including online display advertising, search engine optimization (“SEO”), and stand-alone websites. In addition, through the Thryv® platform, the Company is a provider of SaaS business management tools designed for SMBs. The common stock of the Company’s predecessor, Dex Media, Inc., traded on the Nasdaq Global Select Market under the symbol “DXM” and was delisted in January 2016. Dex Media, Inc. declared bankruptcy in 2016, and, following emergence three months later using a pre-packaged plan, was renamed Dex Media Holdings, Inc. (“Holdings”) in December 2016. On June 30, 2017, in a single transaction, the Company acquired YP Holdings LLC (the “YP Acquisition” or the “Acquisition”), and began operating as DexYP®, until July 15, 2019 when it changed its name to Thryv Holdings, Inc., without impacting the Company’s legal structure or its operations for the years presented.
Basis of Presentation
The Company prepares its financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The consolidated financial statements include the financial statements of Thryv Holdings, Inc. and its wholly owned subsidiary.
The accompanying consolidated financial statements reflect all adjustments, including normal recurring items and accruals, necessary to fairly present the financial position, results of operations and cash flows of the Company for the periods presented. All intercompany balances and transactions have been eliminated in consolidation.
Certain reclassifications have been made to the December 31, 2017 consolidated financial statements and accompanying notes to conform to the December 31, 2018 presentation. Effective January 1, 2018, the Company adopted Accounting Standard Update (“ASU”) No. 2017-07, Compensation — Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (“ASU 2017-07”). As a result, the Company reclassified $40.8 million of the Company’s net periodic pension costs from Cost of services, Sales and marketing, and General and administrative expense into Other income (expense), net in the Company's consolidated statements of operations for the year ended December 31, 2017. All other conforming reclassifications were immaterial and did not impact the Company’s Net income (loss). These conforming reclassifications did not result in material changes to the presentation of the financial statements for the year ended December 31, 2017.
During 2019, the Company transitioned its operations to align around its two primary service lines, Marketing Services and SaaS, including changes to the management team roles and responsibilities and reporting structure. This change in the way in which the Company is managed necessitated a change in the Company's reportable operating segments from one consolidated reportable segment to two reportable segments. This change became effective in the third quarter of 2019. As a result, all segment information in these consolidated financial statements has been retrospectively recast to reflect this change. This change also resulted in two reporting units for purposes of assessing the Company's goodwill for impairment.
Recasting of Certain Information
Reverse Stock Split
The Company's consolidated financial statements reflect a 1-for-1.8 reverse stock split of the Company's common stock, which became effective on August 26, 2020. All share and per share data for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retrospectively, where applicable, to reflect the reverse stock split.

Segment Information
During the six months ended June 30, 2020, the Company adjusted its methodology of allocating certain costs between its reportable segments. To conform to the new presentation, $9.7 million and $3.6 million of expenses have been reclassified from the Marketing Services segment to the SaaS segment for the years ended December 31, 2019 and 2018, respectively. No such reclassification was necessary for the year ended December 31, 2017. See Note 17, Segment Information.
Use of Estimates
The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions about future events that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable. The results of those estimates form the basis for making judgments about the carrying values of certain assets and liabilities.
Examples of reported amounts that rely on significant estimates include the allowance for doubtful accounts, assets acquired and liabilities assumed in business combinations, capitalized costs to obtain a contract, certain amounts relating to the accounting for income taxes, indemnification asset, stock-based compensation liability, operating lease right-of-use assets and operating lease liabilities, accrued service credits, pension assets and pension obligations. Significant estimates are also used in determining the recoverability and fair value of fixed assets and capitalized software, goodwill, and intangible assets.
Summary of Significant Accounting Policies
Revenue Recognition
Effective January 1, 2018, the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which is the new comprehensive revenue recognition standard that supersedes all existing revenue recognition requirements under Accounting Standards Codification (“ASC”) 605, Revenue Recognition (“ASC 605”), as well as under all subsequently issued amendments to the new revenue recognition standard (“ASC 606”). The Company elected to adopt the new revenue recognition standard using the modified retrospective method with the cumulative effect of initially applying the guidance recognized as a net decrease to opening Accumulated deficit of $162.5 million as of January 1, 2018. Under the modified retrospective transition method, periods prior to the adoption date were not adjusted and continue to be reported in accordance with historical revenue recognition guidance under ASC 605.
In accordance with ASU 2014-09 the Company determines the amount of revenue to be recognized through application of the following steps:
•	Identify the customer contract;
•	Identify the performance obligations in the contract;
•	Determine the transaction price;
•	Allocate the transaction price to the performance obligations in the contract; and
•	Recognize revenue as the performance obligations are satisfied.
Identify the Customer Contract
The Company accounts for a contract with a client when approval and commitment from all parties is obtained, the rights of the parties and payment terms are identified, the contract has commercial substance, and collectibility of consideration is probable. Revenue is recognized when control of the promised services or goods is transferred to the client and in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services or goods. Typical payment terms provide that the Company’s clients pay within 20 days of the invoice.
Identify the Performance Obligations in the Contract and Recognize Revenue
The Company has determined that each of its services is distinct and represents a separate performance obligation which is aligned with the Company’s policy prior to adoption of ASC 606 that each service has standalone value. The client can benefit from each service on its own or together with other resources that are readily available to the client. Services are separately identifiable from other promises in the contract. Control over the Company’s print services transfers to the client upon delivery of the published directories containing their advertisements to the intended market. Therefore, revenue associated with print services is recognized at a point in time upon delivery to the intended market. Prior to the Company’s adoption of ASC 606, revenue derived from PYP advertising services was recognized ratably over the life of each directory, with revenue recognition commencing in the month of publication. SaaS and digital services are recognized using the series guidance. Under the series guidance, the Company's obligation to provide services is the same for each day under the contract, and therefore represents a single performance obligation. Revenue associated with SaaS and digital services is recognized over time using an output method to measure the progress toward satisfying a performance obligation. This is consistent with the Company’s revenue recognition policy for SaaS and digital services prior to adoption of ASC 606.
As part of the SaaS offerings, the Company enters into certain development and reseller agreements with third parties. Based upon the control indicators outlined in ASC 606, the Company acts as a principal in these arrangements and recognizes revenue on a gross basis because it controls the services before they are transferred to clients.
Determine and Allocate the Transaction Price to the Performance Obligations in the Contract
The transaction price of a contract consists of fixed and variable consideration components pursuant to the applicable contractual terms and excludes sales tax. The Company’s contracts have variable consideration in the form of price concessions and service credits. Service credits may be issued to a client at the discretion of the Company related to client satisfaction issues and claims. The Company performs a monthly review of expected service credits at a portfolio level based on the Company's history of adjustments and expected trends. The provision for service credits is recorded as a reduction to revenue in the Company's consolidated statements of operations.
For performance obligations recognized under the series guidance, variable consideration is allocated to the distinct days of the services to which it pertains. When necessary, variable consideration is estimated and included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur. These judgments involve consideration of historical and expected experience with the client and other similar clients.
The Company's contracts with customers may include multiple performance obligations. For such arrangements, the Company allocates the transaction price to each performance obligation based on its relative standalone selling price. Standalone selling price is the price at which the Company would sell a promised service separately to a client. Judgment is required to determine the standalone selling price for each distinct performance obligation. Often, the Company does not have sufficient standalone sales information, as contracts with customers generally include multiple performance obligations. When standalone sales information is not available, the Company estimates standalone selling price using information that may include market conditions, entity specific factors such as pricing and discounting strategies, and other inputs.
Costs to Obtain and Fulfill a Contract with a Customer
The Company has determined that sales commissions paid to employees and certified marketing representatives associated with selling the Company's print and digital advertising services are considered incremental and recoverable costs of obtaining a contract.
Commissions related to renewal contracts are not commensurate with costs incurred to obtain an initial contract. Therefore, the portion of commissions incurred to obtain an initial contract in excess of renewal commissions are capitalized and recognized over the period of benefit, which is determined to be two years based on expected contract renewals, the Company's technology development life-cycle, and other factors. Commissions for renewals of existing contracts are expensed as incurred under the practical expedient, which allows an entity to expense costs to obtain a contract with an amortization period of less than twelve months. Prior to the Company's adoption of ASC 606, sales commissions incurred were deferred and expensed over the relevant fulfillment cycle.
Deferred costs to obtain contracts are classified as current or non-current based on the timing of when the Company expects to recognize the expense. The current portion is included as a component of Deferred costs and the non-current portion is included in Other assets on the Company’s consolidated balance sheets. Amortization of deferred costs to obtain contracts is included as a component of Sales and marketing expense. As of December 31, 2019, the current and non-current assets related to deferred costs to obtain contracts totaled $10.5 million and $4.8 million, respectively. During the year ended December 31, 2019, the Company amortized $14.1 million of costs to obtain contracts. As of December 31, 2018, the current and non-current assets related to deferred costs to obtain contracts totaled $10.3 million and $3.5 million, respectively. During the year ended December 31, 2018, the Company amortized $9.9 million of costs to obtain contracts.
Direct costs associated with fulfilling PYP contracts with a client include costs related to printing and distribution. Directly attributable costs incurred to fulfill print services are capitalized as incurred and then expensed at the time of delivery, in line with the recognition of revenue. Prior to the Company's adoption of ASC 606, costs directly attributable to producing print directories were amortized over the average life, in months, of the directories, under the deferral and amortization method of accounting. Costs to fulfill SaaS and digital contracts with clients are expensed as incurred, which is consistent with the accounting policy prior to the Company's adoption of ASC 606.
As of December 31, 2019 and 2018, the Company had outstanding deferred costs to fulfill contracts of $4.8 million and $6.6 million, respectively, recorded in Deferred costs on its consolidated balance sheets. During the years ended December 31, 2019 and 2018, the Company amortized $6.6 million and $8.4 million, respectively, of fulfillment costs. These costs were recorded in Cost of services.
The Company recorded no impairment losses associated with these deferred costs during the years ended December 31, 2019 and 2018.
Cash and Cash Equivalents
Highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents. The Company's cash and cash equivalents consist of bank deposits. Cash equivalents are stated at cost, which approximates market value. The Company does not have any restricted cash.
Accounts Receivable, Net of Allowance
Accounts receivable represents billed amounts for which invoices have been provided to clients and unbilled amounts for which revenue has been recognized but amounts have not yet been billed to the client.
Accounts receivable are recorded net of an allowance for doubtful accounts. The allowance for doubtful accounts is calculated using an allowance method based upon collection history and an estimate of uncollectible accounts, based on historical write-offs, net of recoveries. Judgment is exercised in adjusting the allowance as a consequence of known items, such as current economic factors and credit trends. Accounts receivable adjustments are recorded against the allowance for doubtful accounts.
The following table represents the components of Accounts receivable, net of allowance (in thousands):
	December 31,
	2019	2018
Accounts receivable	$ 129,953	$ 154,479
Unbilled accounts receivable	266,565	308,827
Total accounts receivable	396,518	463,306
Less: allowance for doubtful accounts	(26,828)	(22,571)
Accounts receivable, net of allowance	$369,690	$440,735
Concentrations of Credit Risk
Financial instruments subject to concentrations of credit risk consist primarily of short-term investments and trade receivables. Company policy requires the deposit of temporary cash investments with major financial institutions. Cash balances at major financial institutions may exceed limits insured by the Federal Deposit Insurance Corporation (“FDIC”).
Approximately 90% of revenue in all periods presented was derived from sales to local SMBs that operate in limited geographical areas. These SMBs are usually billed in monthly installments when the services begin and, in turn, make monthly payments, requiring the Company to extend credit to these clients. This practice is widely accepted within the industry. While most new SMBs and those wanting to expand their current media presence through the Company's services are subject to a credit review, the default rates of SMBs are generally higher than those of larger companies.
The remaining 10% of revenue in all periods presented was derived from the sale of marketing services to larger businesses that advertise regionally or nationally. Contracted certified marketing representatives (“CMRs”) purchase advertising on behalf of these businesses. Payment for advertising is due when the advertising is published and is received directly from the CMRs, net of the CMRs' commission. The CMRs are responsible for billing and collecting from these businesses. While the Company still has exposure to credit risks, historically, the losses from this client set have been less than that of local SMBs.
The Company conducts its operations in the United States of America. In 2019, the Company's top ten directories, as measured by revenue, accounted for approximately 2% of total revenue and no single directory or client accounted for more than 1% of total revenue. No single directory or client accounted for more than 10% of the Company’s revenue for the years ended December 31, 2019, 2018 and 2017. Additionally, no single client accounted for more than 5% of the Company's outstanding accounts receivable as of December 31, 2019 and 2018.
Fixed Assets and Capitalized Software
Property, plant and equipment are stated at cost less accumulated depreciation and amortization. The cost of additions and improvements associated with fixed assets are capitalized if they have a useful life in excess of one year. Expenditures for repairs and maintenance, including the cost of replacing minor items that are not considered substantial improvements, are expensed as incurred. When fixed assets are sold or retired, the related cost and accumulated depreciation are deducted from the accounts and any gains or losses on disposition are recognized in the Company's consolidated statements of operations. Fixed assets are reviewed for impairment whenever events or changes in circumstances may indicate that the carrying amount of a fixed asset may not be recoverable.
Costs associated with internal use software are capitalized during the application development stage, if they have a useful life in excess of one year. Subsequent additions, modifications, or upgrades to internal use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Capitalized software is reviewed for impairment whenever events or changes in circumstances may indicate that the carrying amount of a capitalized software may not be recoverable.
The remaining useful lives of fixed assets and capitalized software are reviewed annually for reasonableness. Fixed assets and capitalized software are depreciated on a straight-line basis over the estimated useful lives of the assets, which are presented in the following table:
Estimated Useful Lives
Buildings and building improvements	8 - 30 years
Leasehold improvements(1)	1 - 8 years
Computer and data processing equipment	3 years
Furniture and fixtures	7 years
Capitalized software	1.5 - 7 years
Other	3 - 7 years
(1)	Leasehold improvements are depreciated at the shorter of their estimated useful lives or the lease term. See Note 8, Fixed Assets and Capitalized Software.
Leases
Effective January 1, 2019, the Company adopted ASU No. 2016-02, Leases (Topic 842), (“ASU 2016-02”), requiring lessees to recognize right-of-use assets and lease liabilities on the balance sheet and disclose key information about leasing arrangements. See Note 10, Leases. This pronouncement, along with subsequent ASUs that were issued to clarify certain provisions of ASU 2016-02, is now referred to as ASC 842, Leases (“ASC 842”).

The Company adopted the standard using the modified retrospective approach allowing the Company to not adjust comparative periods. The Company elected the practical expedients package permitted under the transition guidance and did not reassess historical conclusions related to lease identification, lease classification, and initial direct costs for leases that commenced prior to the adoption date. The Company elected to combine lease and non-lease components for all asset classes, except real estate leases. For real estate leases, consideration is allocated to lease and non-lease components based on a relative standalone price. The Company made an accounting policy election not to apply the balance sheet recognition requirements to leases with a term of twelve months or less.
Under ASC 842, the Company determines if an arrangement is a lease or contains a lease at inception. Right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. In addition, the right-of-use asset also could include any initial direct costs incurred lease payments made prior to the commencement and is recorded net of any lease incentives received, if applicable. For these calculations, the Company considers only payments that are fixed or determinable at the time of commencement or any variable payments that depend on an index or a rate.
The Company determines an incremental borrowing rate (“IBR”) based on the information available at commencement date to calculate the present value of lease payments. The IBR represents the rate of interest estimated that the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term in a similar economic environment.
Lease terms may include options to extend or terminate a lease. Renewals are not assumed in the determination of the lease term unless they are deemed to be reasonably certain.
Operating leases are included in Operating lease right-of-use assets, net; Current portion of operating lease liability; and Operating lease liability, net of current portion on the consolidated balance sheets. The Company recognizes lease expense on a straight-line basis over the lease term. Lease expense is recorded within General and administrative expense in the consolidated statement of operations.
Goodwill and Intangible Assets
Goodwill
Goodwill represents the excess of the aggregate fair value of the consideration transferred in a business combination over the fair value of the assets acquired net of liabilities assumed, recorded in accordance with ASC 805, Business Combinations, (“ASC 805”). Goodwill was also generated as part of fresh-start accounting following the Company's pre-packaged bankruptcy and represents the excess of the reorganization value over the identified assets recorded in accordance with ASC 852, Reorganizations. Goodwill is not amortized but rather subject to an annual impairment test at the reporting unit level. Management performs its annual goodwill impairment test on October 1 or more frequently if events or changes in circumstances indicate that the goodwill may be impaired.
The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. Performing a qualitative impairment assessment requires an examination of relevant events and circumstances that could have a negative impact on the carrying value of the Company, such as macroeconomic conditions, industry and market conditions, earnings and cash flows, overall financial performance and other relevant entity-specific events.
If, after assessing the totality of events or circumstances, the Company determines it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then additional impairment testing is not required. However, if the Company concludes otherwise, then it is required to perform a quantitative assessment for impairment. If the quantitative assessment indicates that the reporting unit’s carrying amount exceeds its fair value, the Company will recognize an impairment charge up to this amount but not to exceed the total carrying value of the reporting unit’s goodwill. The Company uses income and market-based valuation approaches to determine the fair value of its reporting units.
Intangible Assets
The Company has definite-lived intangible assets consisting of client relationships, trademarks and domain names, covenants not to compete, and patented technologies. These intangible assets are amortized using the income forecast method over their useful lives, with the exception of covenants not to compete which are amortized on a straight-line basis over the terms of the agreements. These assets are allocated to their respective reporting units for impairment review purposes. Whenever events or changes in circumstances indicate the carrying amount of the reporting unit’s intangible assets may not be recoverable, an impairment analysis of the reporting unit is completed. An impairment loss, if applicable, is measured as the amount by which the carrying amount of the reporting unit’s definite-lived intangible asset exceeds its fair value. The Company uses the estimated future cash flows directly associated with and that are expected to arise as a result of the use and eventual disposal of such reporting unit assets in determining fair values of definite-lived intangible assets.
The Company’s intangible assets and their estimated useful lives are presented in the table below:
Estimated Useful Lives
Client relationships	3.5 - 4 years
Trademarks and domain names	2.5 - 6 years
Patented technologies	3 - 3.5 years
Covenants not to compete	3 years
See Note 5, Goodwill and Intangible Assets.
Pensions
The Company maintains net pension obligations associated with non-contributory defined benefit pension plans that are currently frozen and incur no additional service costs.
Although the plans are frozen, the Company continues to incur interest cost as well as gains/(losses) associated with changes in fair value of plan assets, all of which are referred to as net periodic pension cost. In determining the net pension obligations at each reporting period, management makes certain actuarial assumptions, including the discount rate and expected return on plan assets. For these assumptions, management consults with actuaries, monitors plan provisions and demographics, and reviews public market data and general economic information. Changes in these assumptions can have a significant impact on the projected pension obligations, funding requirement, and net periodic pension cost.
Effective January 1, 2017, the four frozen qualified pension plans, the Dex One Retirement Account, the Dex Media, Inc. Pension Plan, the SuperMedia Pension Plan for Management Employees and the SuperMedia Pension Plan for Collectively Bargained Employees, were merged into one consolidated frozen pension plan (the “Consolidated Pension Plan of Dex Media”). Following the YP Acquisition, the Company became the plan sponsor for the YP Pension Plan with liabilities of $116.0 million and assets of $77.9 million. The Company also maintains two non-qualified pension plans for certain executives, the Dex One Pension Benefit Equalization Plan and the SuperMedia Excess Pension Plan, which are also frozen plans. Pension assets related to the Company's qualified pension plans, which are held in master trusts and recorded net of pension obligations on the Company's consolidated balance sheets, are valued in accordance with ASC 820, Fair Value Measurement.
Income Taxes
The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Taxes (“ASC 740”).
The Company considered all aspects of the 2017 Tax Cuts and Jobs Act when accounting for its income taxes. See Note 15, Income Taxes.
Deferred tax assets or liabilities are recorded to reflect the expected future tax consequences of temporary differences between the financial reporting basis of assets and liabilities and their tax basis at each year-end. These amounts are adjusted as appropriate to reflect enacted changes in tax rates expected to be in effect when the temporary differences reverse.
The likelihood that deferred tax assets can be recovered must be assessed. If recovery is not likely, the provision for taxes must be increased by recording a reserve in the form of a valuation allowance for deferred tax assets that will more likely than not be ultimately recoverable. In this process, certain relevant criteria are evaluated, including prior carryback years, the existence of deferred tax liabilities that can be used to absorb deferred tax assets, tax planning strategies, and taxable income in future years. A valuation allowance is established to offset any deferred income tax assets if, based on the available evidence, it is more likely than not that some or all of the deferred income tax assets will not be realized. The Company has netted deferred tax assets for net operating losses with related unrecognized tax benefits, if such settlement is required or expected in the event the uncertain tax position is disallowed.
The Company establishes reserves for open tax years for uncertain tax positions that may be subject to challenge by various tax authorities. The consolidated tax provision and related accruals include the impact of such reasonably estimable losses and related interest and penalties as deemed appropriate. Tax benefits recognized in the financial statements from uncertain tax positions are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company’s policy is to recognize interest and penalties related to unrecognized tax benefits in (Provision) benefit for income taxes in the consolidated statement of operations. See Note 15, Income Taxes.
Advertising Costs
Advertising costs, which include media, promotional, branding and online advertising, are included in Sales and marketing expense in the Company’s consolidated statements of operations and are expensed as incurred. Advertising costs for the Company for the years ended December 31, 2019, 2018 and 2017 were $5.5 million, $23.4 million and $2.4 million, respectively.
Capital Stock and Stock-Based Compensation
As of December 31, 2019, the Company had 57,443,282 and 33,490,526 shares of common stock issued and outstanding, respectively. As of December 31, 2018, the Company had 57,331,622 shares issued and outstanding. Each share of common stock comes with one vote with no special preferences provided to any one individual or group of common stockholders.
Additionally, as of December 31, 2019, the Company had 23,952,756 shares of common stock in treasury.
Under the 2016 Stock Incentive Plan (as amended, the “Stock Incentive Plan”), the Company has granted stock options. Based on the Company’s intention to cash settle upon exercise, these stock options are classified as liability awards in accordance with ASC 718, Compensation — Stock Compensation. The fair value of the liability classified stock-based compensation awards is estimated using the Black-Scholes valuation model, with re-measurement occurring each subsequent reporting date at fair value until the award is settled.
Compensation expense for liability classified stock-based compensation awards is based on the current fair value of the awards. This fair value is recognized over the requisite service period (generally three years). The Company has elected to account for forfeitures as they occur as a cumulative adjustment to stock-based compensation expense. See Note 13, Stock-Based Compensation.
Common Stock Fair Value
The absence of an active market for the Company's common stock requires the Company to determine the fair value of its common stock. The Company obtains contemporaneous third-party valuations to assist it in determining fair value. These contemporaneous third-party valuations use methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.
The Company determines the fair value utilizing the income approach, which estimates value based on market participant expectations of future cash flows the Company will generate. These future cash flows are discounted to their present value using a discount rate based on the Company's weighted average cost of capital, which reflects the risk of achieving the projected cash flows. Significant inputs of the income approach also include the long-term financial projections of the Company along with its long-term growth rate, which is used to calculate the residual value of the Company before discounting to present value. The fair value of the common stock was discounted based on the lack of marketability.
Other factors taken into consideration in assessing the fair value of the Company’s common stock include but are not limited to: industry information such as market growth and volume and macro-economic events; and additional objective and subjective factors relating to its business.

The common stock fair value is one of the significant valuation inputs of the indemnification asset and the liability classified stock-based compensation awards. See Note 3, Acquisitions; Note 4, Fair Value Measurements; and Note 13, Stock-Based Compensation.
Earnings per Share
Basic earnings per share is calculated by dividing net income (loss) (the “numerator”) by the weighted-average number of common shares outstanding (the “denominator”) during the reporting period. Diluted earnings per share is calculated by including both the weighted-average number of common shares outstanding and any dilutive common stock equivalents within the denominator (diluted shares outstanding). The Company's common stock equivalents could consist of stock options and stock warrants, to the extent any are determined to be dilutive under the treasury stock method. Under the treasury stock method, the assumed proceeds relating to both the exercise price of stock options and stock warrants, as well as the average remaining unrecognized fair value of stock options, are used to repurchase common shares at the average fair value price of the Company's common stock during the period. If the number of shares that could be repurchased, exceed the number of shares that could be issued upon exercise, the common stock equivalent is determined to be anti-dilutive. See Note 14, Earnings per Share.
Recent Accounting Pronouncements
Recently Adopted Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”). The amendments in ASU 2018-15 align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software and hosting arrangements that include an internal-use software license. Under the amendment, costs for implementation activities in the application development stage are capitalized depending on the nature of the costs, while costs incurred during the preliminary project and post-implementation stages are expensed as the activities are performed. Furthermore, this guidance also requires an entity to present the expense, cash flows, and capitalized implementation costs in the same financial statement line items as the associated hosting service. The amendments in ASU 2018-15 are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. The Company early adopted this guidance prospectively as of January 1, 2019 and recorded approximately $2.4 million of implementation related costs in Prepaid expenses and other on its consolidated balance sheet for the year ended December 31, 2019.
In August 2018, the FASB issued ASU No. 2018-14, Compensation — Retirement Benefits — Defined Benefit Plans — General (Subtopic 715-20): Disclosure Framework — Changes to the Disclosure Requirements for Defined Benefit Plans (“ASU 2018-14”). The amendments in ASU 2018-14 modify the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. The amendments remove disclosures that are no longer considered cost beneficial, clarify the specific requirements of disclosures, and add disclosure requirements identified as relevant. The amendments in ASU 2018-14 are effective for fiscal years ending after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. The Company early adopted this guidance retrospectively as of January 1, 2019. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.
In March 2017, the FASB issued ASU No. 2017-07, Compensation — Retirement Benefits (ASC 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (“ASU 2017-07”). This ASU changes how employers that sponsor defined benefit pension and/or other postretirement benefit plans present the net periodic benefit cost in the income statement. Under the new guidance, only the service cost component of net periodic benefit cost would be included in operating expenses and only the service cost component would be eligible for capitalization into assets. Since all pension plans have been frozen and no employees accrue future pension benefits under any of the pension plans, the Company no longer incurs service cost as a component of net periodic pension cost. All other net periodic benefit cost components, such as interest cost, expected return on plan assets, settlement (gain)/loss, and remeasurement (gain)/loss would be reported outside of operating income. ASU 2017-07 is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. On January 1, 2018, the Company adopted this guidance on a retrospective basis, which resulted in the reclassification of $0.5 million and $40.8 million of the Company’s net periodic pension costs from Cost of services, Sales and marketing, and General and administrative operating expense into Other income (expense), net in the Company's consolidated statements of operations for the years ended December 31, 2018 and 2017, respectively.
In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”). ASU 2017-01 clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or a business. ASU 2017-01 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those periods. The Company prospectively applied the guidance to applicable transactions.
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 provides guidance on eight specific cash flow classification issues in the statement of cash flows under ASC 230, Statement of Cash Flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company adopted the standard as of January 1, 2018. The adoption of this standard did not have a material impact on the Company's consolidated financial statements and related disclosures.
In February 2016, the FASB issued ASU 2016-02, requiring lessees to recognize right-of-use lease assets and lease liabilities on the balance sheet and disclose key information about leasing arrangements. The Company adopted the standard using the modified retrospective approach as of January 1, 2019 and did not adjust comparative periods presented in the consolidated financial statements. The Company elected the practical expedients package permitted under the transition guidance and did not reassess historical conclusions related to lease identification, lease classification, and initial direct costs for leases that commenced prior to the adoption date. The Company elected to combine lease and non-lease components for all asset classes, except real estate leases. In addition, the Company made an accounting policy election to not apply the balance sheet recognition requirements to leases with a term of twelve months or less. The adoption of the standard had a material impact on the Company's consolidated balance sheet resulting in the recognition of Current portion of operating lease liability and Operating lease liability, net of current portion of $50.8 million and Operating lease right-of-use assets, net of $43.8 million, as of January 1, 2019. The difference between the value of the Operating lease liabilities and the Operating lease right-of-use assets, net, is due to the impairments at transition on operating lease right-of-use assets and reclassification of existing deferred rent. The cumulative effect adjustment of the adoption of ASU 2016-02 did not have a material impact on the Company’s retained earnings as of January 1, 2019. See Note 10, Leases, for additional information.
In May 2014, the FASB issued ASU 2014-09, which is the new comprehensive revenue recognition standard that supersedes all existing revenue recognition requirements under ASC 605. The FASB subsequently issued several amendments to the new revenue recognition standard. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. The Company elected to adopt the new revenue recognition standard using the modified retrospective method with the cumulative effect of initial application recognized as a net decrease in opening Accumulated deficit. Under this method, the Company evaluated all contracts that were not complete at the adoption date as if those contracts had been accounted for under ASC 606. Results for the reporting period beginning January 1, 2018 are presented under the new revenue recognition standard, while prior period amounts are reported in accordance with historical revenue recognition guidance under ASC 605. See Note 2, Revenue Recognition, for additional information, including the impact of the adoption on the Company's financial statements.
Recently Issued Accounting Pronouncements Not Yet Adopted
In May 2019, the FASB issued ASU No. 2019-05, Financial Instruments — Credit Losses (Topic 326): Targeted Transition Relief (“ASU 2019-05”). ASU 2019-05 provides amendments to ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), issued by the FASB in June 2016, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. ASU 2019-05 provides entities the option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. For all business entities that have adopted the amendments in ASU 2016-13, the amendments in ASU 2019-05 are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. The amendments in ASU 2019-05 should be applied on a modified retrospective basis. The Company is currently assessing the impact of adopting this new accounting guidance will have on its consolidated financial statements and related disclosures.
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements for fair value measurements. The ASU removes the requirements to disclose: the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; the policy for timing of transfers between levels; and the valuation processes for Level 3 fair value measurements. ASU 2018-13 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is currently assessing the impact of adopting this new accounting guidance will have on its consolidated financial statements and related disclosures.
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 simplifies the accounting for income taxes by removing certain exceptions to the general principles in ASC 740 and clarifying and amending existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted. The Company is currently assessing the impact of adopting this new accounting guidance will have on its consolidated financial statements and related disclosures.
Note 2	Revenue Recognition
The Company's primary source of revenue is derived from the following services:
Print Yellow Pages
The Company prints yellow pages that are co-branded with various local telephone service providers. The Company operates as the authorized publisher of print yellow pages in some of the markets where these service providers offer telephone service. The Company holds multiple agreements governing the relationship with each service provider including publishing agreements, branding agreements, and non-competition agreements. Control over the Company’s print services transfers to the client upon delivery of the published directories containing their advertisements to the intended market. Therefore, revenue associated with print services is recognized at a point in time upon delivery to the intended market.
Internet Yellow Pages
IYP services include the creation of clients' business profile, which is then primarily displayed and operated on the Yellowpages.com®, Superpages.com® and Dexknows.com® platforms. IYP services represent a separate performance obligation that is recognized as revenue over time following the series guidance.
Search Engine Marketing
SEM solutions deliver business leads through increased traffic to clients' websites from Google, Yahoo!, Bing, Yelp and other major engines and directories by increasing visibility and search engine results pages through paid advertising. SEM services represent a separate performance obligation that is recognized as revenue over time following the series guidance.
Other Digital Media Solutions
Other digital media solutions primarily consist of smaller marketing services revenue streams such as stand-alone websites, SEO tools online display and social advertising, online presence and video. SEO optimizes a client's website and Google profile page with relevant keywords to increase the potential for the client’s business to be found online and ranked higher in organic search engine results. Services within these revenue streams represent separate performance obligations and are recognized as revenue either at a point in time or over time based on the transfer of control.

Thryv Platform
The Company offers a SaaS solution, Thryv® (“Thryv platform”), an SMB business management platform. The Thryv platform capabilities include tools for customer relationship management, email and text, appointment bookings, estimates, invoices, online presence, social media, reputation management and bill payment. The platform also helps SMBs to find and retain customers using online listings management and social media.
Thryv Leads and Add-ons
The integrated Thryv Leads® (“Thryv Leads”) solution is an add-on to the Thryv platform. Thryv Leads recommends an appropriate dollar budget for each SMB based on the SMB’s business vertical and market geography. Thryv Leads chooses the optimal mix of advertising solutions for each SMB by using machine learning capabilities to generate a tailored solution. Thryv Leads then automatically injects resulting business leads into the SMB’s customer relationship management system, while also supplementing the basic consumer information with additional data. SMBs are then able to contact and engage new and existing customers.
The Company also offers add-ons that can be purchased in conjunction with the Thryv platform such as website development and SEO tools.
Revenue for performance obligations related to Thryv platform and Thryv Leads and add-ons is recognized under the series guidance, over time as control over the promised services is transferred to clients. The Thryv platform and Thryv Leads and add-ons represent separate performance obligations.
The Company disaggregates revenue based on the type of service within its segment footnote. See Note 17, Segment Information.
Contract Balances
The timing of revenue recognition may differ from the timing of billing to the Company’s clients. These timing differences result in receivables, contract assets, or contract liabilities (deferred revenue). Contract assets represent the Company's right to consideration when revenue recognized exceeds the receivable from the client because the consideration allocated to fulfilled performance obligations exceeds the Company’s right to payment, and the right to payment is subject to more than the passage of time. Contract liabilities consist of advance payments and revenue deferrals resulting from the allocation of the consideration to performance obligations. For the years ended December 31, 2019 and 2018, revenue recognized from amounts included in contract liabilities (deferred revenue) as of January 1, 2019 and 2018 was $31.1 million and $19.9 million, respectively. The following table represents the opening and closing balances of contract assets and liabilities (in thousands):
	December 31,		January 1, 2018
	2019	2018
Contract assets	$11,682	$13,197	$8,363
Contract liabilities	24,679	31,070	19,926
In each year presented, changes in Contract liabilities are driven by the amortization of deferred revenue adjustments as contracts are fulfilled, offset by additional deferred revenue adjustments from unfulfilled contracts added during the current year. Changes in Contract assets represent amounts reclassified from contract assets to receivables, offset by additional right to consideration recognized.
Effect of Adoption of ASC 606
The most significant adoption impacts were the following:
•
Change in timing of print revenue recognition: The Company recognizes print advertising revenue at the point in time in which the performance obligation is satisfied and control transfers to the client which is upon delivery to the intended market. Previously, revenue earned from print advertising services was recognized ratably over the life of each directory.

•
Change in accounting for costs to fulfill: Costs incurred to fulfill print services are capitalized and charged to expense at the time of delivery to the intended market, consistent with the recognition of revenue. Previously, these costs were amortized over the average life, in months, of the directories, under the deferral and amortization method of accounting.

•
Change in accounting for commissions: The portion of commissions incurred to obtain an initial contract in excess of renewal commissions are capitalized and recognized over the period of benefit, which is determined to be two years. Commissions for renewals of existing contracts are expensed as incurred. Prior to the Company's adoption of ASC 606, sales commissions incurred were deferred and expensed over the relevant fulfillment cycle.

•
Change in presentation: The Company reclassified amounts related to accrued service credits to clients from the allowance for doubtful accounts, to Accrued liabilities on its consolidated balance sheet.

The adoption of ASC 606 impacted the Company’s results as follows (in thousands):
	Year Ended December 31, 2018
Consolidated Statements of Operations	Under ASC 605	Effect of Adoption of ASC 606	Under ASC 606
Revenue	$1,792,953	$(8,552)	$1,784,401

Operating expenses
Cost of services (exclusive of depreciation and amortization)	644,085	3,203	647,288
Sales and marketing	480,624	(11,386)	469,238
General and administrative	238,710	(156)	238,554

Income before (provision) for income taxes	60,971	(213)	60,758
(Provision) for income taxes	(9,920)	1,433	(8,487)
Net income	$51,051	$1,220	$52,271

Net income per common share:
Basic	$0.90	$0.02	$0.91
Diluted	$0.86	$0.02	$0.88
	December 31, 2018
Consolidated Balance Sheet	Under ASC 605	Effect of Adoption of ASC 606	Under ASC 606
Assets
Current assets
Accounts receivable, net of allowance	$160,484	$280,251	$440,735
Contract assets	—	13,197	13,197
Deferred costs	130,761	(113,894)	16,867
Long-term assets
Other assets	5,329	3,525	8,854

Liabilities and Shareholders' Equity
Current liabilities
Accrued liabilities	170,171	7,350	177,521
Deferred revenue	68,347	(68,347)	—
Contract liabilities	—	31,070	31,070
Long-term liabilities
Deferred tax liabilities	29,632	49,273	78,905

Shareholders' equity
Accumulated (deficit)	$(742,788)	$163,733	$(579,055)

	Year Ended December 31, 2018
Consolidated Statements of Cash Flows	Under ASC 605	Effect of Adoption of ASC 606	Under ASC 606
Cash Flows from Operating Activities
Net income	$51,051	$1,220	$52,271
Deferred income taxes	(21,312)	(1,433)	(22,745)
Provision for bad debt	24,370	(156)	24,214
Provision for service credits	31,528	(37)	31,491
Accounts receivable	12,176	2,280	14,456
Contract assets	—	(4,834)	(4,834)
Deferred costs	5,535	(4,853)	682
Prepaid and other assets	(176)	(3,525)	(3,701)
Contract liabilities	—	11,144	11,144
Accounts payable, accrued liabilities and refund liability	$(72,306)	$194	$(72,112)
Note 3	Acquisitions
Acquisition of Haines Publishing, Inc.
On November 30, 2018, the Company completed the acquisition of Haines Publishing, Inc. (“Haines”), for consideration of $1.4 million. The Company acquired substantially all of the Haines assets and assumed substantially all of the liabilities, in each case, other than certain specified assets and liabilities. The Company performed a purchase price allocation to the acquired assets and recorded $0.7 million of working capital, consisting of accounts receivable of $1.3 million, and accounts payable of $0.6 million, and recorded a client relationship intangible asset of $0.7 million. This acquisition was not significant to the Company; therefore, certain pro forma disclosures that would have been required had this acquisition been significant to the Company are excluded.
YP Acquisition
On June 30, 2017 (the “Acquisition Date”), the Company completed the YP Acquisition. The Company acquired substantially all of the YP assets and assumed substantially all of the liabilities, in each case, other than certain specified assets and liabilities. The Acquisition expanded the Company's market share with a broader geographical footprint. Additionally, the acquisition provided the Company with a significant increase in both clients and sales representatives.
In connection with the Acquisition, consideration paid by the Company included $600.7 million in cash and 1,804,715 shares of the Company’s common stock, with a fair value as of the Acquisition Date of $18.2 million. Closing costs, including finance and legal advisory fees, and insurance were $11.1 million. These closing costs were recorded to General and administrative expense in the Company's consolidated statement of operations for the year ended December 31, 2017. Additionally, the Company incurred debt issuance costs of $3.9 million. See Note 11, Debt Obligations.
The Company accounted for the YP Acquisition using the acquisition method of accounting in accordance with ASC 805. This requires that the assets acquired and liabilities assumed be measured at fair value. The Company determined, using Level 3 inputs, the fair value of certain assets and liabilities including fixed assets and capitalized software, intangible assets, and financing obligations by applying a combination of the income approach, the market approach, and the cost approach. Specific to intangible assets, client relationships were valued using a combination of the income and excess earnings approach, whereas patented technologies and trademarks and domain names were valued using a relief of royalty method.

The following table summarizes the consideration transferred and the final fair values of the assets acquired and liabilities assumed at the Acquisition Date (in thousands):
Total cash consideration	$600,699
Total share consideration	18,173
Total purchase consideration, as allocated below:	$618,872
Cash and cash equivalents	$12,965
Accounts receivable and other current assets	334,275
Fixed assets and capitalized software	135,479
Intangible assets:
Client relationships (useful life of 3.5 years)	193,100
Trademarks and domain names (useful life of 3.5 years)	62,900
Patented technologies (useful life of 2.5 years)	7,500
Indemnification asset	18,173
Other assets	1,009
Accounts payable and other current liabilities	(228,501)
Financing obligations, including current portion	(67,532)
Pension obligations	(38,140)
Deferred tax liabilities	(43,352)
Unrecognized tax benefits, subject to indemnification	(49,187)
Other unrecognized tax benefits	(3,281)
Total identifiable net assets	$335,408
Goodwill	283,464
Total net assets acquired	$618,872
The excess of the purchase price over the fair value of the identifiable net assets acquired and the liabilities assumed was allocated to goodwill. The recognized goodwill of $283.5 million was primarily related to the benefits expected from the acquisition, including increased market share and a larger client base. The goodwill recognized is not deductible for income tax purposes.
In connection with the YP Acquisition, the Company recorded a liability of $49.2 million associated with uncertain tax positions (“UTPs”) relating to certain federal and state tax positions regarding credits, deductions, and other apportionment items associated with income tax returns filed by the seller prior to the Acquisition Date. The seller provided the Company indemnity for future potential losses relating to these UTPs. The indemnity covers potential losses, in excess of $8.0 million and is capped at an amount equal to the lesser of the UTP liability or the current fair value of the 1,804,715 shares of the Company's common stock issued to the seller as part of the purchase consideration (“the Shares”). The seller has the option to settle their obligation either in cash or by returning the Shares. At the Acquisition Date, fair value of the Shares was $18.2 million. Accordingly, the Company recorded an indemnification asset based on the fair value of the Shares.
Pro Forma Results
The pro forma information below presents the operating results of the combined Company, with results prior to the Acquisition Date adjusted as if the YP Acquisition had occurred January 1, 2017. Accordingly, the 2017 pro forma results reflect the operating results from the YP Acquisition from January 1, 2017 through December 31, 2017.

The pro forma financial information is not necessarily indicative of the consolidated results of operations that would have been realized had the YP Acquisition been completed as of the beginning of 2017, nor is it meant to be indicative of future results of operations that the combined entity will experience (in thousands):
Year Ended December 31, 2017
Pro Forma Results
Revenue	$ 1,872,342
Net (loss)	$(324,508)
In 2017, the YP Acquisition contributed revenue of $439.8 million and a net (loss) of $(28.2) million, post-acquisition, for the six months from July 1, 2017 through December 31, 2017.
The pro forma financial information presented above has been calculated after adjusting the results of the YP Acquisition to reflect the business combination accounting effects resulting from this acquisition, including the amortization of fair value adjustments to unearned revenue, the depreciation expense from fixed assets, amortization expense from acquired intangible assets, and depreciation and interest expense from a failed sale-leaseback.
Note 4	Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value.
Level 1 — Quoted prices in active markets for identical assets or liabilities.
Level 2 — Inputs, other than quoted prices in active markets, that are observable either directly or indirectly.
Level 3 — Unobservable inputs that reflect the Company's own assumptions incorporated into valuation techniques. These valuations require significant judgment.
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. When there is more than one input at different levels within the hierarchy, the fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessment of the significance of a particular input, to the fair value measurement in its entirety, requires substantial judgment and consideration of factors specific to the asset or liability. Level 3 inputs are inherently difficult to estimate. Changes to these inputs can have a significant impact on fair value measurements. Assets and liabilities measured at fair value using Level 3 inputs are based on one or more of the following valuation techniques: market approach, income approach or cost approach. There have been no transfers between fair value measurement levels during 2019 and 2018.
Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis
The Company’s non-financial assets such as goodwill, intangible assets, fixed assets, and capitalized software are adjusted to fair value when an impairment charge is recognized. Such fair value measurements are based predominantly on Level 3 and Level 2 inputs.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
The fair value of the Company's indemnification asset is measured and recorded on the consolidated balance sheets using Level 3 inputs because it is valued based on unobservable inputs and other estimation techniques due to the absence of quoted market prices. The Company values its indemnification asset utilizing the fair value of its common stock, which is valued in accordance with valuation techniques described in Note 1, Description of Business and Summary of Significant Accounting Policies, Common Stock Fair Value. Estimates of fair value are subjective in nature, involve uncertainties and matters of significant judgment and are made at a specific point in time. Thus, changes in key assumptions regarding discount rate and growth rate from period to period could significantly affect the estimate of fair value.

The following table presents a reconciliation of the Company’s indemnification asset measured and recorded at fair value on a recurring basis as of December 31, 2019 and 2018, using significant unobservable inputs (Level 3) (in thousands):
	2019	2018
Balance as of January 1	$ 33,882	$ 24,364
Change in fair value	(4,093)	9,518
Balance as of December 31	$29,789	$33,882
A significant unobservable input utilized in the income approach valuation method for the indemnification asset is a discount rate. The Company prepared a sensitivity analysis to evaluate the effect that changes on certain key assumptions would have on the estimated fair value of the indemnification asset. A change in the discount rate of 100 basis points would result in a change in the estimated fair value within the range of approximately $3.3 million and ($3.7) million.
The (loss) on the indemnification asset of $4.1 million during the year ended December 31, 2019 and the gain of $9.5 million during the year ended December 31, 2018, were recorded in General and administrative expense on the Company's consolidated statement of operations.
The fair value of benefit plan assets is measured and recorded on the Company's consolidated balance sheets using Level 2 inputs. See Note 12, Pensions.
At December 31, 2019, the fair value associated with the Company's liability classified stock-based compensation awards totaled $60.2 million, of which $43.0 million was vested. See Note 13, Stock-Based Compensation. The fair value of each stock option award, and its subsequent period over period remeasurement, in the case of liability classified stock-based compensation awards, is estimated using the Black-Scholes option pricing model using Level 3 inputs. The decrease in value of the vested portion of the liability classified stock-based compensation awards at December 31, 2019 is primarily associated with the settlement of approximately 2.3 million of the Company's stock option awards, resulting in a net cash distribution of approximately $33.9 million. This decrease was partially offset by an increase in the fair value of such awards of $8.4 million associated with additional vesting of stock options and issuances of new stock options. See Note 13, Stock-Based Compensation.
At December 31, 2018, the fair value associated with the Company's liability classified stock-based compensation awards totaled $93.8 million, of which $64.3 million was vested. The increase in fair value of the vested portion of the liability classified stock-based compensation awards at December 31, 2018 was primarily associated with an increase in the Company's share fair value.
The following table presents a reconciliation of the Company’s stock option liability measured and recorded at fair value on a recurring basis as of December 31, 2019 and 2018 (in thousands):
	2019	2018
Balance as of January 1	$ 64,250	$ 24,646
Settlement of stock option liability	(33,901)	—
Exercise of stock options	(1,442)	—
Change in fair value	8,356	34,287
Amortization of grant date fair value(1)	5,763	5,317
Balance as of December 31	$43,026	$64,250
(1)	Includes approximately $0.7 million of amortization associated with new stock options granted during the 4th quarter of 2019. See Note 13, Stock-Based Compensation.
The change in value of the vested portion of the stock option liability of $14.1 million and $39.6 million during the years ended December 31, 2019 and 2018, respectively, was recorded as stock compensation expense in Cost of services, Sales and marketing, and General and administrative expense in the Company's consolidated statement of operations.

Fair Value of Financial Instruments
The Company considers the carrying amounts of cash, trade receivables, accounts payable, and ABL Facility to approximate fair value because of the relatively short period of time between the origination of these instruments and their expected realization or payment. Additionally, the Company considers the carrying amount of its financing obligations to approximate their fair values because the interest rate used to formulate the carrying amount approximates current market rates. See Note 11, Debt Obligations.
The Senior Term Loan is carried at amortized cost; however, the Company estimates the fair value of the term loan for disclosure purposes. The fair value of the Senior Term Loan is determined based on the observable market data of a non-public exchange using Level 2 inputs. The following table sets forth the carrying amount and fair value of the Senior Term Loan (in thousands):
	December 31, 2019		December 31, 2018
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior Term Loan, net	$ 609,407	$ 610,000	$ 399,284	$ 400,000
Note 5	Goodwill and Intangible Assets
Goodwill
The Company had goodwill of $609.5 million, net of $712.8 million accumulated impairment loss, as of December 31, 2019 and 2018, respectively. As of December 31, 2019, $47.8 million of this net goodwill was deductible for income tax purposes. During 2019, the Company transitioned its operations to align around its primary two service lines, Marketing Services and SaaS. This necessitated a change in the Company’s operating segments from one consolidated reportable segment to two reportable segments as well as a corresponding change in the Company’s reporting units. See Note 17, Segment Information.
The Company performs an assessment each October 1st to test goodwill for impairment. In the third quarter of 2019, the Company changed its reporting structure from one to two reporting units. Accordingly, the Company first assessed its goodwill for impairment under one reporting unit structure as of October 1, 2019. Upon completion of this assessment, the Company determined that no impairment existed. Subsequent to this review and after allocating goodwill to the new reporting units based on relative fair value, the Company reassessed goodwill for impairment at the new reporting unit level (Marketing Services and SaaS reporting units). Based upon each of these assessments, the Company determined no impairment existed for either reporting unit. During 2018, the Company performed a quantitative assessment as of October 1st as well as a qualitative assessment as of December 31st and based upon these assessments determined no impairment existed during the year ended December 31, 2018. No impairment charges were recorded in the consolidated statements of operations for the years ended December 31, 2019, 2018, and 2017.
The following table sets forth the changes in the carrying amount of goodwill and accumulated impairment loss for the Company for the years ended December 31, 2019 and 2018 (in thousands):
	Marketing Services	SaaS	Total
Balance as of January 1, 2018	$—	$—	$609,457
Additions	—	—	—
Impairments	—	—	—
Balance as of December 31, 2018	$—	$—	$609,457
Reallocations	390,573	218,884	609,457
Additions	—	—	—
Impairments	—	—	—
Balance as of December 31, 2019	$390,573	$218,884	$609,457
Intangible assets
The Company had definite-lived intangible assets of $147.5 million and $312.2 million as of December 31, 2019 and 2018, respectively.

The Company evaluated its definite-lived intangible assets for potential impairment indicators and determined there were none. Accordingly, no impairment charges were recorded during the years ended December 31, 2019 and 2018, respectively.
The following tables set forth the details of the Company's intangible assets for the years ended December 31, 2019 and 2018 (in thousands):
	Year Ended December 31, 2019
	Gross	Accumulated Amortization	Net	Weighted Average Remaining Amortization Period in Years
Client relationships	$701,802	$616,187	$85,615	1.0
Trademarks and domain names	200,300	139,767	60,533	2.6
Patented technologies	19,600	19,600	—	—
Covenants not to compete	1,588	256	1,332	2.5
Total intangible assets	$923,290	$775,810	$147,480	1.7
	Year Ended December 31, 2018
	Gross	Accumulated Amortization	Net	Weighted Average Remaining Amortization Period in Years
Client relationships	$701,802	$489,991	$211,811	2.0
Trademarks and domain names	200,300	103,763	96,537	3.4
Patented technologies	19,600	15,706	3,894	1.0
Total intangible assets	$921,702	$609,460	$312,242	2.4
The following tables summarize the changes in the carrying amounts of the Company's intangible assets for the years ended December 31, 2019 and 2018 (in thousands):
	Year Ended December 31, 2019
	Client relationships	Trademarks and domain names	Patented technologies	Covenants not to compete	Total Intangible assets
Balance as of January 1	$211,811	$96,537	$3,894	$ —	$312,242
Additions(1)	—	—	—	1,588	1,588
Amortization expense	(126,196)	(36,004)	(3,894)	(256)	(166,350)
Balance as of December 31	$85,615	$60,533	$—	$1,332	$147,480
(1)	The Company acquired covenants not to compete during the year ended December 31, 2019.
	Year Ended December 31, 2018
	Client relationships	Trademarks and domain names	Patented technologies	Total Intangible assets
Balance as of January 1	$381,073	$ 141,496	$9,825	$532,394
Additions(1)	702	—	—	702
Amortization expense	(169,964)	(44,959)	(5,931)	(220,854)
Balance as of December 31	$211,811	$96,537	$3,894	$312,242
(1)	See Note 3, Acquisitions.
Amortization expense for the years ended December 31, 2019, 2018, and 2017 was approximately $166.4 million, $220.9 million and $268.1 million, respectively.

Estimated aggregate future amortization expense by fiscal year for the Company's intangible assets is as follows (in thousands):
Fiscal Year	Estimated Future Amortization Expense
2020	$ 115,639
2021	17,008
2022	14,833
Total	$147,480
Note 6	Restructuring and Integration Expenses
On June 30, 2017 the Company completed the YP Acquisition and, in an effort to improve operational efficiencies and realize synergies, the Company incurred certain restructuring and integration charges. Restructuring and integration charges are incurred primarily from post-merger integration and restructuring initiatives. These charges include severance benefits, facility exit costs, system consolidation and integration costs, and professional consulting and advisory services costs. From inception through December 31, 2019, the Company incurred $198.9 million of cumulative business restructuring charges and integration expenses. During the years ended December 31, 2019, 2018 and 2017, the Company incurred $46.0 million, $87.3 million and $65.6 million, respectively, of such business restructuring charges and integration expenses. These restructuring and integration expenses are recorded in General and administrative expense in the Company's consolidated statements of operations. The Company attributed all restructuring charges to the Marketing Services reporting segment.
As of December 31, 2019, the Company completed all restructuring and integration efforts associated with the YP Acquisition. The following table sets forth additional financial information related to the Company's restructuring charges and integration expenses for the years presented (in thousands):
	Years Ended December 31,			Year Ended December 31, 2019
	2019	2018	2017	Cumulative
Severance costs	$9,487	$ 18,326	$ 30,313	$58,126
Facility exit costs	6,532	13,519	7,317	27,368
System consolidation costs(1)	11,603	20,859	4,927	37,389
Legal costs	5,550	3,956	4,420	13,926
Tax and accounting advisory services	1,918	14,851	10,589	27,358
Other costs(2)	10,870	15,796	8,079	34,745
Total restructuring and integration expenses	$45,960	$87,307	$65,645	$ 198,912
(1)
System consolidation costs primarily represents costs related to YP integration efforts and incurred with contractors engaged to assist the Company with reducing duplicate software applications and licenses, obtaining new maintenance and network contracts, consolidating data centers, and eliminating telecom contracts.

(2)	Other costs primarily include the write-off of fixed assets and capitalized software costs.
The following tables reflect the Company's liabilities associated with restructuring charges and integration expenses (in thousands):
	Severance costs	Facility exit costs	System consolidation costs	Legal costs	Tax and accounting advisory services	Other costs	Total
Balance as of January 1, 2019	$5,528	$7,621	$1,064	$3,519	$—	$ 13,216	$30,948
Expense	9,487	6,532	11,603	5,550	1,918	10,870	45,960
Payments	(11,638)	(7,367)	(12,653)	(4,256)	(1,904)	(5,781)	(43,599)
Balance as of December 31, 2019	$3,377	$6,786	$14	$4,813	$14	$18,305	$33,309

	Severance costs	Facility exit costs	System consolidation costs	Legal costs	Tax and accounting advisory services	Other costs	Total
Balance as of January 1, 2018	$12,364	$6,024	$938	$3,565	$5,082	$3,002	$30,975
Expense	18,326	13,519	20,859	3,956	14,851	15,796	87,307
Payments	(25,162)	(11,922)	(20,733)	(4,002)	(19,933)	(5,582)	(87,334)
Balance as of December 31, 2018	$5,528	$7,621	$1,064	$3,519	$—	$ 13,216	$30,948
Note 7	Allowance for Doubtful Accounts
The following table sets forth the Company's allowance for doubtful accounts (in thousands):
	2019	2018	2017
Balance as of January 1	$22,571	$31,193	$7,708
Impact from adoption of ASC 606(1)	—	(7,129)	—
Additions(2)	30,092	24,214	49,087
Deductions(3)	(25,835)	(25,707)	(25,602)
Balance as of December 31	$26,828	$22,571	$31,193
(1)
Upon the adoption of ASC 606, the Company reclassified amounts related to accrued service credits to clients from the allowance for doubtful accounts to Accrued liabilities on its consolidated balance sheet.

(2)
For the years ended December 31, 2019 and 2018, represents provision for bad debt expense of $30.1 million and $24.2 million, respectively, which is included in General and administrative expense. For the year ended December 31, 2017, represents provision for bad debt expense of $19.7 million and provision for service credits of $29.4 million.

(3)
For the years ended December 31, 2019 and 2018, represents amounts written off as uncollectible, net of recoveries. For the year ended December 31, 2017, represents amounts written off as uncollectible, net of recoveries, and service credits provided to clients.

Note 8	Fixed Assets and Capitalized Software
The following table sets forth the components of the Company's fixed assets and capitalized software (in thousands):
	Years Ended December 31,
	2019	2018
Capitalized software	$71,128	$83,803
Assets under financing obligations(1)	54,676	54,676
Computer and data processing equipment	34,792	39,458
Land, buildings and building improvements	6,744	8,201
Furniture and fixtures	3,282	5,462
Leasehold improvements	6,502	4,321
Other	4,230	1,197
Fixed assets and capitalized software	181,354	197,118
Less: accumulated depreciation and amortization	79,842	74,961
Total fixed assets and capitalized software, net	$ 101,512	$ 122,157
(1)	Consists of a failed sale-leaseback liability related to a building and land in Tucker, Georgia. See Note 11, Debt Obligations.

Depreciation and amortization expense associated with the Company's fixed assets and capitalized software was as follows (in thousands):
	Years Ended December 31,
	2019	2018	2017
Amortization of capitalized software	$25,913	$29,584	$18,653
Depreciation of fixed assets(1)	14,007	16,537	14,688
Total depreciation and amortization expense	$39,920	$46,121	$33,341
(1)
Includes depreciation associated with assets held under financing obligations of $1.7 million for the years ended December 31, 2019 and 2018, respectively, and $0.8 million for the year ended December 31, 2017.

Note 9	Accrued Liabilities
The following table sets forth additional financial information related to the Company's accrued liabilities (in thousands):
	Years Ended December 31,
	2019	2018
Accrued salaries and related expenses	$43,155	$55,815
Accrued severance	3,377	5,528
Accrued taxes	27,232	36,618
Accrued expenses	57,474	72,431
Accrued service credits	9,023	7,129
Accrued liabilities	$ 140,261	$ 177,521
Note 10	Leases
In February 2016, the FASB issued a new accounting standard, ASC 842, related to leases to increase transparency and comparability among organizations by requiring the recognition of right-of-use assets and lease liabilities on the balance sheet for all leases with terms in excess of twelve months. Under this new standard, sufficient disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases.
The Company has entered into operating lease agreements for certain facilities and equipment. The Company determines at inception if an arrangement is a lease or contains a lease. As of December 31, 2019, the Company’s leases have remaining terms of approximately one to six years, which may include options to extend. The Company does not have lease agreements with residual value guarantees, or material restrictive covenants. Variable lease payments included in the lease agreements are immaterial. Leases with terms of twelve months or less at inception are excluded from the calculation of Operating lease right-of-use assets, net; Current portion of operating lease liability; and Operating lease liability, net of current portion.
During 2019, the Company recorded right-of-use assets impairment expense of $5.7 million related to consolidating operations at certain locations. The impairment expense recognized is not deductible for income tax purposes. This impairment expense is included in General and administrative expense on the Company's consolidated statement of operations for the year ended December 31, 2019. Prior to recording these impairments, the right-of-use assets related to these properties was $10.5 million. The Company has estimated the fair market value of the remaining right-of-use assets after impairment to be $4.8 million, based upon the continued usage of the properties or the present value of the anticipated sublease cash flows utilizing information gathered from third-party market analysis.

The following table sets forth components of lease cost related to the Company's operating leases (in thousands):
Year Ended December 31, 2019
Operating lease cost	$ 12,484
Short-term lease cost	1,144
Sublease income	(680)
Total lease cost	$12,948
The following table sets forth supplemental cash flow information related to the Company's operating leases (in thousands):
Year Ended December 31, 2019
Cash flows from operating activities
Cash paid for amounts included in the measurement of operating lease liabilities:
Operating cash flows from operating leases	$ 16,733

Supplemental lease cash flow disclosure
Right-of-use assets obtained in exchange for new operating lease liabilities	$54,667
The following table sets forth supplemental balance sheet information related to the Company's operating leases (in thousands):
December 31, 2019
Assets
Operating lease right-of-use assets, net	$ 39,046

Liabilities
Current portion of operating lease liability	$9,579
Operating lease liability, net of current portion	28,783
Total operating lease liability	$38,362
The following table sets forth additional information related to the Company's operating leases:
December 31, 2019
Weighted-average remaining lease term - Operating leases (years)	4.9
Weighted-average discount rate - Operating leases	9.0%
The following table sets forth by year, maturities of operating lease liabilities as of December 31, 2019 (in thousands):
Operating Leases
2020	$ 12,439
2021	7,962
2022	7,012
2023	6,932
2024	6,845
Thereafter	6,901
Total undiscounted lease payments	$48,091
Less: imputed interest	(9,729)
Present value of operating lease liability	$38,362

Disclosures Related to Periods Prior to the Adoption of ASC 842
Prior to the Company’s adoption of ASC 842, rent expense for the Company for the years ended December 31, 2018 and 2017 was $16.2 million and $17.8 million, respectively.
The following table sets forth the future non-cancelable minimum rental obligations related to operating leases as of December 31, 2018 (in thousands):
Minimum Rental Obligations
2019	$9,680
2020	9,153
2021	7,125
2022	7,015
2023 and thereafter	20,632
Total	$ 53,605
Note 11	Debt Obligations
The following table sets forth the Company's outstanding debt obligations as of December 31, 2019 and 2018 (in thousands):
			December 31,
	Maturity	Interest Rate	2019	2018
Senior Term Loan, related party, net(1)	December 31, 2023	LIBOR + 9.00%	$609,407	$399,284
ABL Facility	September 30, 2023	3-month LIBOR + 4.00%	104,985	146,577
Total debt obligations			$714,392	$545,861
(1)	Net of debt issuance costs of $0.6 million and $0.7 million as of December 31, 2019 and 2018, respectively.
Term Loan
On July 29, 2016, upon emerging from its pre-packaged bankruptcy, the Company entered into a credit agreement with certain owners of the Company's common stock (the “Original Term Facility”) with initial borrowings of $600.0 million and a maturity date of July 29, 2021. On June 30, 2017, an additional $550.0 million was borrowed under the Original Term Facility to finance the YP Acquisition. Of the $550.0 million, 49.4% was held by related parties who are equity holders of the Company, including Mudrick Capital Management, LP (which holds rights to designate a seat on the Board); Paulson & Co Inc. (which holds rights to designate a seat on the Board); and GoldenTree Asset Management LP, who each held 16.9%, 16.4% and 16.1% of the debt respectively.
On December 31, 2018, the Original Term Facility was refinanced, which was effectuated through an Amended and Restated Credit Agreement (the “Senior Term Loan”) with an existing lender from the Original Term Facility. Certain terms of the Original Term Facility were amended, including maturity date, principal amount and interest rate. The Company accounted for the amending and restating of the Original Term Facility as an extinguishment of debt, which resulted in a loss upon extinguishment of $18.4 million.
On January 28, 2019 the single lender of the Senior Term Loan syndicated a portion of its interest in the Senior Term Loan to additional lenders, including certain members of the Original Term Facility lender syndicate who are also owners of the Company’s common stock.
The Senior Term Loan was funded in two installments. The first installment of $400.0 million was executed on December 31, 2018 and the second installment of $425.0 million on January 31, 2019, resulting in debt extinguishment losses of $18.4 million and $6.4 million for the years ended December 31, 2018 and December 31, 2019, respectively. The majority of the net proceeds of the first installment of $381.6 million (net of closing costs and restructuring fees of $18.4 million) were used to repay the remaining balance of the Original Term Facility at December 31, 2018 of $354.3 million at par. Debt issuance costs associated with fees payable directly to outside legal counsel of $0.7 million were capitalized and will be amortized to Interest expense, over the term of the loan, on a straight-line basis, which approximates the effective interest method. The second installment of $425.0 million was executed on January 31, 2019, bringing the total principal advanced to the Company under the Senior Term Loan to $825.0 million, of which $250.0 million was held by related parties. The majority of the net proceeds of the second installment of $418.6 million (net of closing fees of $6.4 million) were used to repay the remaining balance of the Company's asset-based revolving line of credit at January 31, 2019, and to fund the share buyback transaction on April 30, 2019. The carrying value of the Senior Term Loan was $609.4 million and $399.3 million as of December 31, 2019 and 2018, respectively. The Senior Term Loan was initiated by Thryv, Inc., the Company’s operating subsidiary, is secured by all the property of Thryv, Inc., and is guaranteed by the Company.
On December 31, 2018, the Original Term Facility was paid in full. Of the $354.3 million payment, $155.4 million of principle was paid to the related parties listed above who held 85.7% of the Company's common stock. For the years ended December 31, 2019, 2018 and 2017, the Company recorded Interest expense with related parties of $24.8 million, $28.8 million and $29.3 million, respectively.
Commencing with the fiscal quarter ending March 30, 2019, the Company is required to use its Excess Cash Flow (“ECF”) to repurchase debt based on the following:
Leverage Ratio	Repurchase amount of ECF %
> 1.50:1.00	100%
1.50:1.00 > and >1.00:1.00	75%
<1.00:1.00	50%
Leverage Ratio in the table above is defined as of any date of determination, the ratio of (a) Total indebtedness on such date to (b) Consolidated EBITDA for the period of four consecutive fiscal quarters of the Company's most recently ended as of such date for which internal financial statements of the Company are available. ECF repurchases are based on (a) net cash provided by operating activities of the Company for such quarterly period as reflected in the statement of cash flows on the consolidated financial statements of the Company, minus (b) the amount of capital expenditures made during such period, minus (c) minimum cash balance requirements.
Term Loan Covenants
The Amended and Restated Credit Agreement contains certain covenants that, subject to exceptions, limit or restrict the borrower's incurrence of additional indebtedness, liens, investments, loans, advances, guarantees, acquisitions, sales of assets, sale-leaseback transactions, swap agreements, payments of dividends or distributions, capital expenditures, mergers, consolidations and liquidations, and use of the proceeds from the ABL credit agreement. Additionally, the Company is required to maintain compliance with a leverage ratio covenant not to exceed 3.5 times consolidated EBITDA as defined in the Amended and Restated Credit Agreement. As of December 31, 2019, the Company was in compliance with its Senior Term Loan covenants. The Company also expects to be in compliance with these covenants for the next twelve months.
ABL Facility
On December 15, 2016, the Company entered into an asset-based revolving line of credit agreement (“ABL Facility”), which was utilized to finance ongoing general corporate and working capital needs. The availability under the ABL Facility is the lesser of 75% of the aggregate revolving commitments or the defined borrowing base calculated based on available accounts receivable. The interest rate is 3-month LIBOR plus 4.0%.
To enter into the ABL Facility, the Company incurred debt issuance costs of $2.1 million. On April 21, 2017, the ABL Facility was amended to increase the available borrowing from $150.0 million to $200.0 million. On June 30, 2017, the ABL Facility was amended again to increase the available Maximum Revolver Amount (“MRA”) from $200.0 million to $350.0 million, and the Company incurred additional debt issuance costs of $3.9 million. On January 31, 2019, the ABL Facility was further amended to extend its maturity date to September 30, 2023. The Company accounted for this transaction as a modification of the ABL Facility. Accordingly, the existing unamortized debt issuance costs as well as the additional $0.7 million of fees and third-party costs associated with the latest amendment are deferred and will be amortized over the new term of the ABL Facility.

As of December 31, 2019 and 2018, the Company had debt issuance costs with a remaining balance of $3.5 million and $3.7 million, respectively. These debt issuance costs are included in long-term assets on the Company's consolidated balance sheets.
The terms of the ABL Facility require the MRA to decrease throughout the remaining periods, as follows (in thousands):
Period	Maximum Revolver Amount
January 1, 2019 through December 31, 2019	$ 225,000
January 1, 2020 through June 30, 2020	200,000
July 1, 2020 through December 31, 2020	175,000
January 1, 2021 through June 30, 2021	150,000
July 1, 2021 through December 31, 2021	125,000
January 1, 2022 and thereafter	100,000
The ABL Facility at December 31, 2019 had a borrowing capacity of $91.6 million and is secured by all of the assets of the Company’s operating subsidiary and guaranteed by the Company.
ABL Facility Covenants
The ABL Facility contains certain covenants that, subject to exceptions, limit or restrict the borrower's incurrence of liens, investments, acquisitions, disposal of assets, additional indebtedness, distributions and payments of certain indebtedness, certain affiliate transactions, issuance or sale of equity instruments, mergers, liquidations and consolidations. The Company is required to maintain compliance with a fixed charge coverage ratio that must exceed a ratio of 1.00. The fixed charge coverage ratio is defined as, with respect to any fiscal period determined on a consolidated basis in accordance with GAAP, the ratio of (a) adjusted pro forma EBITDA for such period minus capital expenditures incurred during such period, to (b) fixed charges. Fixed charges is defined as with respect to any fiscal period determined on a consolidated basis in accordance with GAAP, the sum, without duplication, of (a) consolidated interest expense accrued (other than amortization of debt issuance costs, and other non-cash interest expense) during such period, (b) scheduled principal payments in respect of indebtedness paid, and (c) all federal, state, and local income taxes accrued, (d) all management, consulting, monitoring, and advisory fees paid to certain individuals or their affiliates, and (e) all restricted payments paid (whether in cash or other property, other than common equity interest). As of December 31, 2019, the Company was in compliance with its ABL Facility covenants. The Company also expects to be in compliance with these covenants for the next twelve months.
Other Financing Obligations
As part of the YP Acquisition on June 30, 2017, the Company assumed certain financing obligations including a failed sale-leaseback liability associated with land and a building in Tucker, Georgia. In conjunction with this financing liability, the fair value of the land and building was included as a part of the total tangible assets acquired in the acquisition. A certain amount of this liability consists of a non-cash residual value at termination of the lease in August 2022, which on this date will be written off against the remaining carrying value of the land and building, with any amount remaining recorded as a gain on termination of the lease contract. As part of the Company's adoption of ASC 842, the Company reassessed whether the previously failed sale-leaseback would meet the sale criteria under the new leasing standard and determined that the sale criteria under the new leasing standard were not met. Therefore, the Company continued to account for the lease as a finance obligation upon transition.
Additionally, as part of the Company's ongoing restructuring activities and the YP Acquisition, the Company has exited certain of the leased facilities for which the Company has ongoing contractual rental obligations. As required, the Company recorded a reserve for these future contractual rental obligations, net of anticipated sublease income offsets.

The following table sets forth the components of the Company's total financing obligations and reserve for facility exit costs as of December 31, 2019 and 2018 (in thousands):
	December 31,
	2019	2018
Non-cash residual value of Tucker, Georgia lease	$54,676	$54,676
Future cash maturities associated with the Tucker, Georgia failed sale-leaseback liability	1,441	1,877
All other financing obligations	—	790
Reserve for facility exit costs, including current portion(1)	—	7,843
Total other financing obligations	$56,117	$65,186
(1)	Upon implementation of ASC 842, liabilities previously recognized under ASC 420, Exit or Disposal Cost Obligations were subsumed into operating lease right-of-use assets.
Future Cash Commitments
The following table sets forth future cash commitments associated with the Company's term loan, line of credit, and other financing obligations (in thousands):
Debt Obligations
2020	$580
2021	740
2022	121
2023	714,392
Total future cash commitments	$715,833
Note 12	Pensions
The Company maintains pension obligations associated with non-contributory defined benefit pension plans that are currently frozen and incur no additional service costs.
The Company immediately recognizes actuarial gains and losses in its operating results in the year in which the gains and losses occur. The Company estimates the interest cost component of net periodic pension cost by utilizing a full yield curve approach in the estimation of this component by applying the specific spot rates along the yield curve used in the determination of the benefit obligations of the relevant projected cash flows. This method provides a more precise measurement of interest costs by improving the correlation between projected cash flows to the corresponding spot yield curve rates.
Net Periodic Pension Cost
The following table set forth components of net periodic cost for the Company's pension plans (in thousands):
	Years Ended December 31,
	2019	2018	2017
Interest cost	$22,146	$20,946	$18,983
Expected return on assets	(15,044)	(16,716)	(19,191)
Settlement loss/(gain)	693	(204)	708
Remeasurement loss/(gain)	45,366	(3,510)	40,304
Net periodic pension cost	$53,161	$516	$40,804
Since all pension plans have been frozen and no employees accrue future pension benefits under any of the pension plans, the rate of compensation increase assumption is no longer needed. The Company determines the weighted-average discount rate by applying a yield curve comprised of the yields on several hundred high-quality, fixed income corporate bonds available on the measurement date to expected future benefit cash flows.

The following table sets forth the weighted-average assumptions used for determining the Company's net periodic pension cost:
	Years Ended December 31,
	2019	2018	2017
Pension benefit obligations discount rate	4.30%	3.63%	4.00%
Interest cost discount rate	3.93%	3.23%	3.32%
Expected return on plan assets, net of administrative expenses	3.68%	3.58%	4.27%
Rate of compensation expense increase	N/A	N/A	N/A
The following table sets forth the weighted-average assumptions used for determining the Company's pension benefit obligations:
	Years Ended December 31,
	2019	2018
Pension benefit obligations discount rate	3.16%	4.30%
Rate of compensation increase	N/A	N/A
Interest crediting rate	3.36%	3.59%
Pension Benefit Obligations and Plan Assets
The following table summarizes the benefit obligations, plan assets, and funded status associated with the Company's pension and benefit plans (in thousands):
	2019	2018
Change in Benefit Obligations
Balance as of January 1	$597,077	$678,147
Acquisition	—	—
Interest cost	22,146	20,946
Actuarial loss/(gain), net	76,161	(41,518)
Benefits paid	(51,423)	(60,498)
Balance as of December 31	$643,961	$597,077

Change in Plan Assets
Balance as of January 1	$424,927	$502,597
Acquisition	—	—
Plan contributions	30,369	3,918
Actual return on plan assets, net of administrative expenses	45,146	(21,090)
Benefits paid	(51,423)	(60,498)
Balance as of December 31	$449,019	$424,927

Funded Status as of December 31 (plan assets less benefit obligations)	$(194,942)	$(172,150)
The accumulated obligations for all defined pension plans was $644.0 million and $597.1 million as of December 31, 2019 and 2018, respectively.
During the year ended December 31, 2019, the Company made cash contributions of $29.6 million to the qualified plans, as required under pension accounting guidelines, and contributions and associated payments of $0.7 million to the non-qualified plans. During the year ended December 31, 2018, the Company made a cash contribution of $2.9 million to the qualified plans, as required under pension accounting guidelines, and contributions and associated payments of $1.0 million to the non-qualified plans. During the year ended December 31, 2017, the Company made cash contributions of $4.3 million to the qualified plans, as required under pension accounting guidelines, and contributions and associated payments of $0.6 million to the non-qualified plans

The net actuarial loss in the benefit obligations of $46.2 million for the year ended December 31, 2019 was attributable to decreasing discount rates due to changes in the corporate bond markets, updates in economic assumption to reflect current market conditions, and deviations from expected plan experience. This loss was partially offset by gains attributable to life expectancy updates and actual asset performance exceeding expectations.
The following table sets forth the amounts associated with pension plans recognized within Pension obligations, net on the Company's consolidated balance sheets (in thousands):
	Years Ended December 31,
	2019	2018
Current liabilities	$(1,409)	$(1,231)
Long-term liabilities	(193,533)	(170,919)
Total pension liability as of December 31	$(194,942)	$(172,150)
The following table sets forth the amounts associated with the Company's pension plans that have an accumulated pension obligations greater than plan assets (underfunded) (in thousands):
	Years Ended December 31,
	2019	2018
Accumulated benefit obligations	$643,961	$597,077
Projected benefit obligations	643,961	597,077
Plan assets	$449,019	$424,927
Expected Cash Flows
The following table sets forth the expected future pension benefit payments (in thousands):
Expected Future Pension Benefit Payments
2020	$59,727
2021	51,326
2022	46,852
2023	43,708
2024	42,158
2025 to 2029	$182,046
Pension Plan Assets
The Company's overall investment strategy is to achieve a mix of assets, which allows it to meet projected benefits payments while taking into consideration risk and return. Depending on perceived market pricing and various other factors, both active and passive approaches are utilized.

The following tables set forth the fair values of the Company's pension plan assets by asset category (in thousands):
	December 31, 2019
	Total	Level 1 (quoted market prices in active markets)	Level 2 (significant observable input)	Level 3 (Unobservable inputs)
Cash and cash equivalents	$8,029	$8,029	$—	$ —
Equity funds	99,963	99,963	—	—
U.S. treasuries and agencies	29,610	—	29,610	—
Corporate bond funds	187,272	187,272	—	—
Total	$324,874	$295,264	$29,610	$—
Hedge funds-investments measured at NAV as a practical expedient	124,145
Total plan assets	$449,019
	December 31, 2018
	Total	Level 1 (quoted market prices in active markets	Level 2 (significant observable input)	Level 3 (Unobservable inputs)
Cash and cash equivalents	$6,927	$3,455	$3,472	$ —
Equity funds	81,152	81,152	—	—
U.S. treasuries and agencies	37,085	—	37,085	—
Corporate bond funds	164,545	164,545	—	—
Total	$289,709	$249,152	$40,557	$—
Hedge funds-investments measured at NAV as a practical expedient	135,218
Total plan assets	$424,927
Cash and cash equivalents are comprised of cash and high-grade money market instruments with short-term maturities. Equity funds are mutual funds invested in equity securities. U.S. treasuries and agencies are fixed income investments in U.S. government or agency securities. Corporate bonds are mutual fund investments in corporate debt. Hedge funds are private investment vehicles that use a variety of investment strategies with the objective of providing positive total returns regardless of market performance.
Pension Plan Hedge Fund Investments
The Company's hedge fund investments are made through limited partnership interests in various hedge funds that employ different trading strategies. Examples of strategies followed by hedge funds included directional strategies, relative value strategies and event driven strategies. A directional strategy entails taking a net long or short position in a market. Relative value seeks to take advantage of mis-pricing between two related and often correlated securities with the expectation that the pricing discrepancy will be resolved over time. Relative value strategies typically involve buying and selling related securities. An event driven strategy uses different investment approaches to profit from reactions to various events. Typically, events can include acquisitions, divestitures or restructurings that are expected to affect individual companies and may include long and short positions in common and preferred stocks, as well as debt securities and options. The Company has no unfunded commitments to these investments and has redemption rights with respect to its investments that range up to three years. As of December 31, 2019, and 2018, no single hedge fund made up more than 3% of total pension plan assets.

The Company uses net asset value (“NAV”) to determine the fair value of all the underlying investments which do not have a readily determinable fair market value, and either have the attributes of an investment company or prepare their financial statements consistent with the measurement principles of an investment company. As of December 31, 2019 and 2018, the Company used NAV to value its hedge fund investments.
The following table sets forth the weighted asset allocation percentages for the pension plans by asset category:
	December 31
	2019	2018
Cash and cash equivalents	1.8%	1.6%
U.S. treasuries and agencies, corporate bond funds, and other fixed income	48.3%	47.5%
Equity funds	22.3%	19.1%
Hedge funds	27.6%	31.8%
Total	100.0%	100.0%
Prospective Pension Plan Investment Strategy
The Company uses a liability driven investment (“LDI”) strategy and as part of the strategy the Company may invest in hedge fund investments, fixed income investments, equity investments and will hold an adequate amount of cash and cash equivalents to meet daily pension obligations.
Expected Rate of Return for Pension Assets
The expected rate of return for the pension assets represents the average rate of return to be earned on plan assets over the period the benefits are expected to be paid. The expected rate of return on the plan assets is developed from the expected future return on each asset class, weighted by the expected allocation of pension assets to that asset class. Historical performance is considered for the types of assets in which the plan invests. Independent market forecasts and economic and capital market considerations are also utilized.
For 2020, the expected rates of return, net of administrative expenses, for the Consolidated Pension Plan of Dex Media and the YP Pension Plan are 3.88% and 2.84%, respectively, with a weighted-average expected rate of return of 3.73%. In 2019, the actual rates of return on assets for the Consolidated Pension Plan of Dex Media and the YP Pension Plan were 9.8% and 18.2%, respectively. In 2018, the actual rates of return on assets for the Consolidated Pension Plan of Dex Media and the YP Pension Plan were (1.7)% and (5.4)%, respectively.
Savings Plan Benefits
The Company sponsors a defined contribution savings plan to provide opportunities for eligible employees to save for retirement. Substantially all of the Company's employees are eligible to participate in the plan. Participant contributions may be made on a pre-tax, after-tax, or Roth basis. Under the plan, a certain percentage of eligible employee contributions are matched with Company cash contributions that are allocated to the participants' current investment elections. The Company recognizes its contributions as savings plan expense based on its matching obligation to participating employees. For the years ended December 31, 2019, 2018 and 2017, the Company recorded total savings plan expense of $10.8 million, $12.6 million, and $13.4 million, respectively.
Note 13	Stock-Based Compensation
Stock-Based Compensation
The Stock Incentive Plan provides for several forms of incentive awards to be granted to designated eligible employees, non-management directors, and independent contractors providing services to the Company. The maximum number of shares of the Company’s common stock authorized for issuance under the Stock Incentive Plan is 6,166,667.

Stock Options
The Stock Incentive Plan permits grants of cash-settled stock options. On November 18, 2019 and December 3, 2019, the Company granted 2,549,556 and 5,556 stock options, respectively, to certain employees and non-management directors at an exercise price of $16.20 that vest over a three-year period ending on January 1, 2023 and have a 10-year term from the date of grant. No options were issued during the year ended December 31, 2018. During the year ended December 31, 2017, the Company granted non-qualified stock option awards to certain employees and non-management directors, at a weighted-average exercise price of $11.59 that vest over a three-year period ending on January 1, 2021 and have a 10-year term from the date of grant.
A stock option holder may pay the option exercise price in cash, by delivering unrestricted shares to the Company having a value at the time of exercise equal to the exercise price, by a cashless broker-assisted exercise, by a loan from the Company, or by a combination of these methods.
Any unvested portion of the stock option award will be forfeited upon the employee’s termination of employment with the Company for any reason before the date the option vests, except that the Compensation Committee of the Company, at its sole option and election, may provide for the accelerated vesting of the stock option award. If the Company terminates the employee without cause or the employee resigns for good reason, then the employee is eligible to exercise the stock options that vested on or before the effective date of such termination or resignation. If the Company terminates the employee for cause, then the employee's stock options, whether or not vested, shall terminate immediately upon termination of employment. The Compensation and Benefits Committee of the Company shall have the authority to determine the treatment of awards in the event of a change in control of the Company or the affiliate which employs the award holder.
The Company’s common stock is not yet publicly traded; therefore, the Company must estimate the fair value of common stock. The Company estimates the fair value of its common stock as outlined in Note 1, Description of the Business and Summary of Significant Accounting Policies, Common Stock Fair Value. The fair value of each stock option is estimated using the Black-Scholes option pricing model. The model used for this valuation/revaluation incorporates assumptions regarding inputs as follows:
•	Due to the lack of trading volume of the Company's common stock, expected volatility is based on the debt-leveraged historical volatility of the Company's peer companies;
•	The risk-free interest rate is determined using the U.S. Treasury zero-coupon issue with a remaining term equal to the expected life option;
•	Expected life is calculated using the simplified method based on the average life of the vesting term and the contractual life of each award; and
•	Due to the lack of historical turnover information relating to the option holder group, the Company has estimated a forfeiture rate of zero.
The following table sets forth the weighted-average stock option fair values and assumptions:
	Years Ended December 31,
	2019	2018	2017
Weighted-average fair value	$10.24	$15.43	$10.62
Dividend yield	—	—	—
Volatility	39.37%	47.39%	57.48%
Risk-free interest rate	1.68%	2.47%	2.18%
Expected life (in years)	4.47	4.03	4.86

The following tables reflect changes in the Company's outstanding liability classified stock-based compensation awards for the years ended December 31, 2019 and 2018:
	2019
	Number of Stock Option Awards	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding stock option awards at January 1	6,069,907	$3.87	6.79	$90,463,239
Granted	2,555,111	16.20	9.88	—
Exercises (net cash settled, see Tender Offer below)	(2,326,019)	3.69	6.75	33,901,447
Exercises (issuance of shares)	(111,660)	3.92	6.78	1,420,239
Forfeitures/expirations	(311,508)	4.18	6.81	3,745,889
Outstanding stock option awards at December 31, 2019	5,875,832	$9.29	8.15	$42,433,615

Options exercisable as of December 31	2,341,193	$3.80	6.78	$29,029,972
As of December 31, 2019, the fair value associated with the Company's stock options totaled $60.2 million. The vested portion of this fair value at December 31, 2019 was $43.0 million and is included in Stock option liability on the Company's consolidated balance sheet. See Note 4, Fair Value Measurements. As of December 31, 2019, the unrecognized stock-based compensation expense related to the unvested portion of the Company's stock options was approximately $17.2 million and is expected to be recognized over a weighted-average period of approximately 3.0 years.
	2018
	Number of Stock Option Awards	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding stock option awards at January 1	6,166,667	$3.89	8.79	$59,324,500
Granted	—	—	—	—
Exercises	(926)	3.67	—	—
Forfeitures/expirations	(95,833)	4.48	—	—
Outstanding stock option awards at December 31, 2018	6,069,907	$3.87	7.79	$90,463,239

Options exercisable as of December 31	2,821,655	$3.67	7.75	$42,612,634
As of December 31, 2018, the fair value associated with the Company's stock options totaled $93.8 million. The vested portion of this fair value at December 31, 2018 was $64.3 million and is included in Stock option liability on the Company's consolidated balance sheet. See Note 4, Fair Value Measurements. As of December 31, 2018, the unrecognized stock-based compensation expense related to the unvested portion of the Company's stock options was approximately $29.5 million and is expected to be recognized over a weighted-average period of approximately 1.0 years.

Stock-Based Compensation Expense
The following table sets forth stock-based compensation expense, including the effects of gains and losses from change in fair value recognized by the Company in the following line items in the Company's consolidated statements of operations during the periods presented (in thousands):
	Years Ended December 31,
	2019	2018	2017
Cost of services	$381	$4,156	$2,492
Sales and marketing	1,649	4,276	2,369
General and administrative	12,089	31,172	18,503
Stock-based compensation expense	$14,119	$39,604	$23,364
The total income tax benefit in the consolidated statements of operations related to stock-based compensation awards was $3.6 million, $10.0 million and $6.0 million for the years ended December 31, 2019, 2018 and 2017, respectively. The majority of the tax benefit was not recognized as a result of the valuation allowance.
Tender Offer
On May 1, 2019, the Company completed a tender offer (the “Tender Offer”) made to all stockholders and option holders. The transaction included the purchase of approximately 24.0 million shares of the Company’s outstanding common stock from certain stockholders of record as of April 30, 2019 for a purchase price of approximately $438.0 million. These shares are recorded in Treasury stock as of December 31, 2019. Additionally, through this Tender Offer, the Company settled approximately 2.3 million of its outstanding stock options, resulting in a net cash distribution to the related option holders of approximately $33.9 million.
Stock Warrants
As of December 31, 2019, 2018, and 2017, the Company had 10,459,141 fully vested outstanding warrants. The holders of such warrants are entitled to purchase, in the aggregate, up to 5,810,634 shares of common stock. Each warrant can be exercised at a strike price of $24.39. The warrants were issued in 2016 upon Holdings’ emergence from its pre-packaged bankruptcy. No warrants were exercised during the years ended December 31, 2019, 2018, and 2017. These warrants expire on July 31, 2023.
Note 14	Earnings per Share
The following table sets forth the calculation of basic earnings per share and diluted earnings per share for the years ended December 31, 2019, 2018 and 2017 (in thousands, except share and per share amounts):
	Years Ended December 31,
	2019	2018	2017
Basic net income (loss) per share:
Net income (loss)	$35,504	$52,271	$(171,324)
Weighted-average common shares outstanding during the period	40,845,128	57,331,622	56,436,681
Basic net income (loss) per share	$0.87	$0.91	$(3.04)
Diluted net income (loss) per share:
Net income (loss)	$35,504	$52,271	$(171,324)
Basic shares outstanding during the period	40,845,128	57,331,622	56,436,681
Plus: Common stock equivalents associated with liability-based stock option awards	2,620,870	2,299,573	—
Diluted shares outstanding	43,465,998	59,631,195	56,436,681
Diluted net income (loss) per share	$0.82	$0.88	$(3.04)
The computation of diluted shares outstanding excluded approximately 2.6 million, 0.2 million and 6.2 million of outstanding liability-based stock option awards for the years ended December 31, 2019, 2018 and 2017, respectively, and 10.5 million of outstanding stock warrants for each of the years ended December 31, 2019, 2018 and 2017, as their effect would have been anti-dilutive.

Note 15	Income Taxes
The following table sets forth the components of the Company's (provision) benefit for income taxes (in thousands):
	Years Ended December 31,
	2019	2018	2017
Current tax (provision):
Federal	$(37,319)	$(23,848)	$(64,861)
State and local	(5,861)	(7,384)	(9,594)
Total current tax (provision)	(43,180)	(31,232)	(74,455)
Deferred tax benefit:
Federal	32,327	7,474	123,903
State and local	(7,209)	15,271	18,093
Total deferred tax benefit	25,118	22,745	141,996
Total (provision) benefit for income taxes	$(18,062)	$(8,487)	$67,541
The following table sets forth the principal reasons for the differences between the effective income tax rate and the statutory federal income tax rate for the Company:
	Years Ended December 31,
	2019	2018	2017
Statutory federal tax rate	21.0%	21.0%	35.0%
State and local taxes, net of federal tax benefit	19.1	(16.4)	(1.8)
Non-deductible and non-includable items	3.1	(2.8)	(0.8)
Subsidiary basis adjustment	—	—	0.3
Change in federal valuation allowance	(14.5)	7.6	(27.8)
Change in unrecognized tax benefits (including FBOS(1))	5.3	2.7	0.1
Impact of federal tax reform legislation	—	—	7.1
Taxable reorganization items	—	—	15.3
Other, net	(0.3)	1.9	0.9
Effective tax rate	33.7%	14.0%	28.3%
(1)	Federal benefit of state
On December 22, 2017, H.R.1, formally known as the Tax Cuts and Jobs Act (“TCJA”) was enacted into law. This new tax legislation, among other changes, reduced the Federal corporate income tax rate from 35% to 21% effective January 1, 2018. Under GAAP, the Company was required to revalue its net deferred tax liability associated with its net taxable temporary differences in the period in which the new tax legislation is enacted based on deferred tax balances as of the enactment date, to reflect the effect of such reduction in the corporate income tax rate. Such revaluation resulted in a non-cash net deferred income tax benefit of $17.0 million recognized in continuing operations, decreasing our net deferred tax liability for the year ended December 31, 2017.
In addition to the statutory rate change, the corporate federal Alternative Minimum Tax (“AMT”) was repealed prospectively, while permitting AMT credit carryovers from prior tax years subject to certain limitations. The law also repealed the federal Net Operating Loss (“NOL”) two-year carryback provision yet permitted an indefinite carryforward provision instead of the current twenty-year carryforward provision. Other provisions of the bill placed limitations on the deduction of net business interest expenses and NOL deductions. The Company has finalized the assessment of the impact this tax legislation will have on its cash tax payments, financial statements and related disclosures.

The Company made a reasonable estimate of the income tax effects of the TCJA at December 31, 2017 based on the provisions of the federal and state tax laws in effect at the time such new legislation was enacted and finalized the assessment of the impact this tax legislation during the year ended December 31, 2018 resulting in changes to the original estimate which were not material.
Deferred Taxes
Deferred taxes arise because of differences in the book and tax basis of certain assets and liabilities. A valuation allowance is recognized to reduce gross deferred tax assets to the amount that will more likely than not be realized.
The following table sets forth the significant components of the Company's deferred income tax assets and liabilities (in thousands):
	Years Ended December 31,
	2019	2018
Deferred tax assets
Allowance for doubtful accounts	$9,098	$4,876
Deferred and other compensation	18,165	26,761
Capital investments	3,780	3,754
Debt, capitalized fees, and other interest	4,644	4,655
Pension and other post-employment benefits	52,219	46,466
Operating lease liability	9,736	—
Reserve for facility exit costs	1,875	1,975
Net operating loss and credit carryforwards	27,019	29,872
Fixed assets and capitalized software	130	237
Non-compete and other agreements	30,250	2,990
Deferred costs	—	27,788
Other, net	11,239	12,250
Total deferred tax assets	168,155	161,624
Valuation allowance	(126,321)	(127,294)
Net deferred tax assets	$41,834	$34,330
Deferred tax liabilities
Goodwill and other intangibles	(1,658)	(13,682)
Deferred revenue	(71,943)	(94,004)
Deferred costs	(3,453)	—
Investment in subsidiaries	(4,676)	(1,586)
Operating lease right-of-use assets	(10,643)	—
Other, net	(4,199)	(3,963)
Total deferred tax liabilities	(96,572)	(113,235)
Net deferred tax liability	$(54,738)	$(78,905)
The Company establishes a valuation allowance to reduce the deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In evaluating the ability to realized deferred tax assets, the Company considers all available positive and negative evidence, in determining whether, based on the weight of that evidence, a valuation allowance is needed for some or all of their deferred tax assets. In determining the need for a valuation allowance on the Company's deferred tax assets the Company places greater weight on recent and objectively verifiable current information, as compared to more forward-looking information that is used in valuing other assets on the consolidated balance sheets. The Company has considered taxable income in prior carryback years, future reversals of existing taxable temporary differences, tax planning strategies, and future taxable income in assessing the need for the valuation allowance. If the Company was to determine that it would be able to realize the deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the valuation allowance, which would reduce the provision for income taxes. Due to the historical level of the Company's earnings, management believes that it is more likely than not that the Company would not be able to realize all the benefits of its deferred tax assets and accordingly recognized a valuation allowance of $126.3 million and $127.3 million for the years ended December 31, 2019 and 2018, respectively.
The following table sets forth changes in the Company’s valuation allowance (in thousands):
	2019	2018	2017
Balance as of January 1	$ 127,294	$ 136,766	$55,384
Impact from adoption of ASC 606	—	(4,365)	—
Net change in valuation allowance	(973)	(5,107)	81,382
Balance as of December 31	$126,321	$127,294	$ 136,766
At December 31, 2019 and 2018, the Company had net operating loss carryforwards of $0.1 million and $0.2 million, respectively, for federal income tax purposes, and $26.9 million and and $29.4 million, respectively, for state income tax purposes, which will begin to expire in 2022 and 2019, respectively.
The Company files its income tax return with federal and various state jurisdictions within the United States. Generally, tax years 2015 through 2017 are subject to examination by the Internal Revenue Service, however, certain other periods remain open to examination due to the existence of net operating loss carryforwards. State tax returns are open for examination for an average of three years; however, certain jurisdictions remain open to examination longer than three years due to the existence of net operating loss carryforwards. The Company received IRS FPAA notification letters (Form 1830-C) dated August 29, 2018 for IRS adjustments related to the tax years 2012-2015, for which the Company has previously adequately reserved. See Note 16, Contingent Liabilities. The Company is also currently under federal tax examination for tax years 2013-2016, California Franchise Tax Board tax examination for tax years 2013-2014, and New York state tax examination for tax years 2015-2017. The Company does not have any other significant state or local examinations in process.
Unrecognized Tax Benefits
The Company records unrecognized tax benefits for the estimated risk associated with tax positions taken on tax returns.
The following table reflects changes to and balances of the Company's unrecognized tax benefits (in thousands):
	2019	2018	2017
Balance as of January 1	$ 48,469	$ 49,521	$3,246
Gross additions for tax positions related to the current year	—	146	1,569
Gross additions for tax positions related to prior years	—	550	47,937
Gross reductions for tax positions related to prior years	—	(665)	(851)
Gross reductions for tax positions related to the lapse of applicable statute of limitations	(164)	(311)	(2,380)
Gross reductions for tax positions related to current year settlements	—	(772)	—
Balance as of December 31	$48,305	$48,469	$ 49,521
For the year ended December 31, 2019, the Company's unrecognized tax benefit decreased by $0.2 million while for the year ended December 31, 2018, the Company's unrecognized tax benefit decreased by $1.1 million, and for the year ended December 31, 2017, the Company's unrecognized tax benefit increased by $46.3 million. The decrease for the year December 31, 2019 was due to the reduction for tax positions related to the lapse of applicable statute of limitations. The decrease for the year ended December 31, 2018 was primarily due to the additional accrual of tax interest for tax positions related to prior years. The increase for the year ended December 31, 2017 was primarily due to the addition of tax positions related to the acquisition of YP of $47.9 million.
For the years ended December 31, 2019, 2018, and 2017, the Company had $48.3 million, $48.5 million and $49.5 million, respectively, of unrecognized tax benefits excluding interest and penalties, that if recognized, would impact the effective tax rate. The Company recorded interest and penalties related to unrecognized tax benefits as part of the (Provision) benefit for income taxes in the Company's consolidated statements of operations of $3.7 million, $2.3 million, and $0.8 million for the years ended December 31, 2019, 2018, and 2017, respectively. Unrecognized tax benefits include $10.7 million, $7.0 million, and $4.7 million of accrued interest as of December 31, 2019, 2018, and 2017, respectively.
It is reasonably possible that the $48.3 million unrecognized tax benefit liability presented above for the year ended December 31, 2019, could decrease by $42.8 million within the next twelve months, due to an anticipated settlement with the tax authorities and the expiration of the statute of limitations in certain jurisdictions.
Note 16	Contingent Liabilities
Litigation
The Company is subject to various lawsuits and other claims in the normal course of business. In addition, from time to time, the Company receives communications from government or regulatory agencies concerning investigations or allegations of noncompliance with laws or regulations in jurisdictions in which the Company operates.
The Company establishes reserves for the estimated losses on specific contingent liabilities, for regulatory and legal actions where the Company deems a loss to be probable and the amount of the loss can be reasonably estimated. In other instances, the Company is not able to make a reasonable estimate of liability because of the uncertainties related to the outcome or the amount or range of potential loss. The Company does not expect that the ultimate resolution of pending regulatory and legal matters in future periods will have a material adverse effect on the Company's consolidated statements of operations, consolidated balance sheets or consolidated statements of cash flows.
New York Tax Cases: There are two matters open in this case; one involving the period December 1, 2009, through May 31, 2012 (the, “First Case”), and another involving the period June 1, 2012, through May 31, 2016 (the, “Second Case”). The issue in both matters is whether the hand delivery of the Company's telephone directories by Product Development Corporation (“PDC”) and Directory Distributing Associates, Inc. (“DDA”) in New York constitutes causing the directories to be mailed or shipped “by means of a common carrier, United States postal service or like delivery service” pursuant to Tax Law Section 1115(n)(4). If so, then no tax would be due as an exemption from tax would apply. The Company previously successfully litigated this issue for Verizon Yellow Pages Company and the Division did not appeal the Administrative Law Judge's (“ALJ”) determination. The Division, however, subsequently litigated the issue against another taxpayer, Yellow Book, and was successful.
On May 25, 2017, the Administrative Law Judge issued a Determination in the New York tax appeal and upheld the Notice of Determination issued by the Division of Taxation in the First Case. The Division asserted that $3.2 million of tax and interest is due for the period December 1, 2009 through May 31, 2012. In the Determination, the ALJ concluded that “PDC and DDA were not acting as common carriers in their delivery of the directories but were acting as contract carriers.”
The Company subsequently filed an Exception with the Tax Appeals Tribunal (which reviews ALJ Determinations based on the record made before the ALJ). The Tax Appeals Tribunal issued an adverse ruling on or about September 20, 2018. The Company filed an appeal with the Appellate Division on January 17, 2019. The Commissioner filed an answer in February 2019. On January 10, 2019, in connection with the appeal, the Company paid $5.1 million to the State of New York for the tax assessed, plus interest, which was fully accrued on the Company's consolidated balance sheet at December 31, 2018. If the Company prevails, it will be entitled to recover the payment. All briefings were submitted and the New York Supreme Court, Appellate Division, heard arguments in the sales tax appeal on January 16, 2020 and issued a ruling on February 27, 2020, affirming the determination against Thryv.
In addition, the Company has appealed the Division’s Notice of Determination for the Second Case, in which the Division has asserted that an additional $3.3 million of tax and interest is due. The ALJ approved a stipulation between DexYP and the Division under which the parties agreed that the outcome of the ultimate decision in the First Case will be binding on the parties with respect to the Second Case. The total combined exposure of both cases is approximately $8.4 million, inclusive of the $5.1 payment that is referenced above, leaving an additional unpaid balance of $3.3 million, which is accrued on the Company's consolidated balance sheet at December 31, 2019.
Section 199 and Research and Development Tax Case: Section 199 of the Tax Code provides for exemptions for manufacturing performed in the U.S. The government has taken the position that directory providers are not entitled to take advantage of the exemption because printing vendors are taking deductions under the same exemption. The Tax Code also provides for tax credits related to research and development expenditures. The government has taken a position that the expenditures have not been sufficiently documented to be eligible as a credit. The Company disagrees with these positions.
The government has challenged the Company's positions and sent 90-day notices to DexYP on August 29, 2018. In response, the Company has filed three petitions (Print Media, LLC, YP Holdings, LLC, and YP LLC) in the Tax Court and the IRS has filed answers to these petitions. The three cases have been assigned to IRS case managers. The first petition that was filed is being sent to IRS Appeals. The Company continues to negotiate with the IRS to move the cases to Appeals so that they can be resolved.
As of December 31, 2019 and 2018, the Company has reserved approximately $46.0 million and $42.8 million in connection with the 199 disallowance and $7.1 million and $6.7 million related to the research and development tax credit disallowance, respectively. Pursuant to the acquisition transaction whereby the Company acquired certain entities from the YP Acquisition, the Company is entitled to (i) a dollar for dollar indemnification for the research and development tax liability, and (ii) a dollar for dollar indemnification for the 199-tax liability after the Company pays the first $8.0 million in liability. The indemnification, however, is subject to a provision in the YP Acquisition agreement that limits the seller’s liability to certain stock that was escrowed in connection with the YP Acquisition. The value of that escrowed stock is estimated to be approximately $29.8 million and $33.9 million at December 31, 2019 and 2018, respectively. See Note 3, Acquisitions.
Walker v. Directory Distributing Associates, Inc. et al.: United States Bankruptcy Court for the Eastern District of Missouri; United States District Court for the Eastern District of Missouri (“Missouri District Court”) (originally filed August 25, 2011 in Harris County, Texas). This is an action brought under the Fair Labor Standards Act (FLSA), alleging that DDA misclassified Texas delivery workers as independent contractors and that those delivery workers were jointly employed by DDA and AT&T Corp. Plaintiffs seek unpaid minimum wage for work they claim was uncompensated, as well as alleged unpaid overtime compensation, liquidated damages, attorney’s fees, and costs on behalf of approximately 2,500 opt-in plaintiffs for the time period of June 25, 2009 to December 21, 2012. On October 14, 2016, DDA filed a chapter 11 bankruptcy petition in the United States Bankruptcy Court for the Eastern District of Missouri (the “Missouri Bankruptcy Court”), which caused the Texas action to be removed to federal court and transferred to the Missouri Bankruptcy Court. Soon after, the Missouri Bankruptcy Court appointed a chapter 11 trustee for DDA (“Trustee”), displacing DDA management. The Missouri Bankruptcy Court also stayed Walker in its entirety as to all parties. In October 2017, the Bankruptcy Court granted the Trustee’s motion to require the parties to mediate the Walker and Krawczyk matters. Formal settlement negotiations have been ongoing since that time. On May 1, 2019 the parties reached an agreement in principal to settle the FLSA cases. Since that time, the Parties have engaged in negotiations related to the terms necessary to finalize the settlement agreement.
Krawczyk v. Directory Distributing Associates, Inc. et al.: Filed on May 10, 2016 in the United States District Court for the Northern District of California. This is a proposed nationwide Fair Labor Standards Act (FLSA) collective action alleging that delivery workers across the country were misclassified as independent contractors and that those delivery workers were jointly employed by several AT&T and YP defendants (AT&T Inc.; AT&T Services, Inc.; AT&T Corp.; YP Holdings LLC; YP Advertising & Publishing LLC, successor to AT&T Advertising, L.P., incorrectly sued as AT&T Advertising, LP d/b/a AT&T Advertising and Publishing, d/b/a AT&T Advertising Solutions, d/b/a Pacific Bell Directory, d/b/a YP Western Directory LLC; and YP LLC, successor to YP Shared Services LLC, incorrectly sued as YP Shared Services, LP). On October 14, 2016, DDA filed a chapter 11 bankruptcy petition in the United States Bankruptcy Court for the Eastern District of Missouri (the “Missouri Bankruptcy Court”). In January 2017, the Missouri Bankruptcy Court stayed this matter in its entirety. In February 2017, the Missouri Bankruptcy Court appointed a chapter 11 trustee for DDA (“Trustee”), displacing DDA management. The Missouri Bankruptcy Court also stayed the Krawczyk action in its entirety as to all parties. In October 2017, the Missouri Bankruptcy Court granted the Trustee’s motion to require the parties to mediate the Walker and Krawczyk matters. Formal settlement negotiations have been ongoing since that time. On May 1, 2019 the parties reached an agreement in principal to settle the FLSA cases. Since that time, the Parties have engaged in negotiations related to the terms necessary to finalize the settlement agreement.
As of December 31, 2019, the Company recorded an accrual of $1.0 million related to Walker v. Directory Distributing Associates, Inc. et al. and Krawczyk v. Directory Distributing Associates, Inc. et al. cases.
Note 17	Segment Information
The Company's internal financial reporting and management structure is focused on the major types of services it provides. The Company manages operations using two operating segments which are also its reportable segments: (1) Marketing Services and (2) SaaS. These reportable segments are consistent with information used by the Chief Executive Officer, who is also the chief operating decision maker (“CODM”), to assess performance and allocate resources. Marketing Services includes PYP, IYP, SEM, and other digital media solutions including online display advertising, SEO tools and stand-alone websites. SaaS segment revenue consists of the Thryv platform and Thryv Leads and add-ons.
The Company's CODM evaluates performance, makes operating decisions, and allocates resources based on the Company's revenue and Adjusted EBITDA, both on a consolidated basis and for the two reportable segments. Segment EBITDA is the Company’s measure of profitability for its two reportable segments. Segment EBITDA is defined as earnings before interest, taxes, depreciation and amortization and excluding other components of net periodic pension cost, stock-based compensation expense, gain/(loss) on early extinguishment of debt, adjustments for acquisition accounting and fresh start accounting, accounting conformity adjustments, and restructuring and integration expenses.
The Company does not evaluate performance or allocate resources based on segment asset data, and, therefore, such information is not presented. In addition, the Company does not enter into transactions between its reportable segments.
The following tables summarize the operating results of our reportable segments (in thousands):
	Year Ended December 31, 2019
	Marketing Services	SaaS	Total
Revenue	$1,292,795	$128,579	$1,421,374
Segment EBITDA	468,934	12,165	481,099
	Year Ended December 31, 2018
	Marketing Services	SaaS	Total
Revenue	$1,659,786	$124,615	$1,784,401
Segment EBITDA	593,432	(6,927)	586,505
	Year Ended December 31, 2017
	Marketing Services	SaaS	Total
Revenue	$1,243,014	$75,152	$1,318,166
Segment EBITDA	485,546	(7,291)	478,255

A reconciliation of total Segment EBITDA to the Company’s Income (loss) before (provision) benefit for income taxes is as follows (in thousands):
	Years Ended December 31
	2019	2018	2017
Total Segment EBITDA	$481,099	$586,505	$478,255
Impact of ASC 842	534	—	—
Impact of ASC 606	—	(213)	—
Interest expense	(92,951)	(82,697)	(67,815)
Depreciation and amortization	(206,270)	(266,975)	(301,435)
Other components of net periodic pension cost	(53,161)	(516)	(40,804)
(Loss) gain on early extinguishment of debt	(6,375)	(18,375)	751
Adjustments for acquisition accounting, fresh start accounting, and other one-time adjustments including accounting conformity adjustments(1)	—	(28,587)	(218,084)
Restructuring and integration expenses	(45,960)	(87,307)	(65,645)
Transaction costs(2)	(6,081)	—	—
Stock-based compensation expense	(14,119)	(39,604)	(23,364)
Other	(3,150)	(1,473)	(724)
Income (loss) before (provision) benefit for income taxes	$53,566	$60,758	$(238,865)
(1)
The Company's segment results include the recognition of contract liabilities (deferred revenue) and deferred costs associated with deferred balances that were written off in acquisition accounting and fresh start accounting. The Company's consolidated results do not include these amounts.

(2)	Consists of direct listing and other transaction costs.
The following table sets forth the Company's disaggregation of revenue based on services for the periods indicated (in thousands):
	Years Ended December 31,
	2019	2018	2017
Marketing Services
PYP	$605,952	$798,838	$542,745
IYP	339,416	379,687	259,526
SEM	232,345	328,814	288,161
Other	115,082	152,447	152,582
Total Marketing Services	1,292,795	1,659,786	1,243,014
SaaS
Thryv platform	96,405	111,875	72,755
Thryv Leads and Add-ons	32,174	12,740	2,397
Total SaaS	128,579	124,615	75,152
Total Revenue	$1,421,374	$1,784,401	$1,318,166
Note 18	Subsequent Events
Share Repurchases
On January 28, 2020, the Company repurchased approximately 1.0 million shares of its outstanding common stock from a single shareholder. The total purchase price of this transaction was approximately $12.6 million.
Additionally, on March 10, 2020, the Company repurchased approximately 0.8 million shares of its outstanding common stock. The total purchase price of this transaction was $9.2 million.

Thryv Holdings, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(in thousands, except share and per share data)
(unaudited)
	Six Months Ended June 30,
	2020	2019
Revenue	$622,182	$757,128
Operating expenses:
Cost of services (exclusive of depreciation and amortization)	191,594	255,285
Sales and marketing	141,164	182,913
General and administrative	82,547	96,375
Depreciation and amortization	75,429	104,814
Impairment charges	18,230	4,999
Total operating expenses	508,964	644,386

Operating income	113,218	112,742
Other income (expense):
Interest expense	(28,206)	(34,534)
Interest expense, related party	(9,736)	(12,868)
Other components of net periodic pension cost	(1,137)	(3,686)
Loss on early extinguishment of debt	—	(6,375)
Income before provision for income taxes	74,139	55,279
(Provision) for income taxes	(34,573)	(17,450)
Net income	$39,566	$37,829

Net income per common share:
Basic	$1.24	$0.78
Diluted	$1.15	$0.74
Weighted-average shares used in computing basic and diluted net income per common share:
Basic	32,007,114	48,332,797
Diluted	34,414,996	51,307,184
The accompanying notes are an integral part of the condensed consolidated financial statements.

Thryv Holdings, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(in thousands, except share data)
	June 30, 2020	December 31, 2019
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$1,589	$1,912
Accounts receivable, net of allowance of $36,166 and $26,828	376,045	369,690
Contract assets, net of allowance of $463 and $0	13,732	11,682
Taxes receivable	35,984	37,460
Deferred costs	12,019	15,321
Prepaid expenses and other	12,701	12,715
Indemnification asset	25,371	29,789
Total current assets	477,441	478,569
Fixed assets and capitalized software, net	88,949	101,512
Operating lease right-of-use assets, net	23,317	39,046
Goodwill	609,457	609,457
Intangible assets, net	89,646	147,480
Debt issuance costs	2,991	3,451
Other assets	8,915	8,777
Total assets	$1,300,716	$1,388,292
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable	$15,691	$16,067
Accrued liabilities	171,513	140,261
Current portion of financing obligations	657	580
Current portion of operating lease liability	7,252	9,579
Accrued interest	10,906	13,164
Current portion of unrecognized tax benefits	54,902	53,111
Contract liabilities	21,136	24,679
Total current liabilities	282,057	257,441
Senior Term Loan, net of debt issuance costs of $519 and $593	375,020	420,036
Senior Term Loan, related party	169,071	189,371
ABL Facility	114,471	104,985
Financing obligations, net of current portion	55,192	55,537
Pension obligations, net	178,168	193,533
Stock option liability	37,318	43,026
Long-term disability insurance	10,411	10,874
Deferred tax liabilities	12,588	54,738
Unrecognized tax benefits, net of current portion	1,885	1,833
Operating lease liability, net of current portion	27,178	28,783
Other liabilities	857	875
Total long-term liabilities	982,159	1,103,591
Commitments and contingencies (see Note 12)
Shareholders' equity
Common stock - $.01 par value, 250,000,000 shares authorized; 57,463,943 shares issued and 30,829,145 shares outstanding at June 30, 2020; and 57,443,282 shares issued and 33,490,526 shares outstanding at December 31, 2019	574	574
Additional paid-in capital	1,009,001	1,008,701
Treasury stock - 26,634,798 shares at June 30, 2020 and 23,952,756 shares at December 31, 2019	(468,588)	(437,962)
Accumulated deficit	(504,487)	(544,053)
Total shareholders’ equity	36,500	27,260
Total liabilities and shareholders’ equity	$1,300,716	$1,388,292
The accompanying notes are an integral part of the condensed consolidated financial statements.

Thryv Holdings, Inc. and Subsidiaries
Condensed Consolidated Statements of Changes in Shareholders' Equity
(in thousands, except share amounts)
(unaudited)
	Common Stock			Treasury Stock
	Common Shares Issued	Par Value	Additional Paid-in Capital	Shares	Amount	Accumulated (Deficit)	Total Shareholders' Equity
Balance as of December 31, 2019	57,443,282	$574	$1,008,701	(23,952,756)	$(437,962)	$(544,053)	$27,260
Purchase of treasury stock (see Note 9)	—	—	—	(2,682,042)	(30,626)	—	(30,626)
Exercise of stock options	20,661	—	300	—	—	—	300
Net income	—	—	—	—	—	39,566	39,566
Balance as of June 30, 2020	57,463,943	$574	$1,009,001	(26,634,798)	$(468,588)	$(504,487)	$36,500
Balance as of December 31, 2018	57,331,622	$573	$1,006,822	—	$—	$(579,055)	$428,340
Purchase of treasury stock (see Note 9)	—	—	—	(23,952,756)	(437,942)	—	(437,942)
Cumulative effect of adoption of new lease standard	—	—	—	—	—	(502)	(502)
Net income	—	—	—	—	—	37,829	37,829
Balance as of June 30, 2019	57,331,622	$573	$1,006,822	(23,952,756)	$(437,942)	$(541,728)	$27,725
The accompanying notes are an integral part of the condensed consolidated financial statements.

Thryv Holdings, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(in thousands)
(unaudited)
	Six Months Ended June 30,
	2020	2019
Cash Flows from Operating Activities
Net income	$39,566	$37,829
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	75,429	104,814
Amortization of debt issuance costs	534	589
Deferred income taxes	(42,150)	(25,167)
Provision for bad debt	22,436	16,147
Provision for service credits	17,197	13,261
Stock-based compensation (benefit) expense	(5,484)	14,399
Other components of net periodic pension cost	1,137	3,686
Loss on early extinguishment of debt	—	6,375
Loss on disposal/write-off of fixed assets and capitalized software	3,491	5,290
Impairment charges	18,230	4,999
Non-cash loss from remeasurement of indemnification asset	4,418	910
Changes in working capital items, excluding acquisitions:
Accounts receivable	(28,791)	16,865
Contract assets	(2,050)	965
Deferred costs	3,302	1,621
Prepaid and other assets	(125)	(6,752)
Accounts payable and accrued liabilities	(67,064)	(56,876)
Accrued income taxes, net	64,821	28,371
Operating lease liability	(3,482)	(5,702)
Contract liabilities	(3,544)	(4,181)
Settlement of stock option liability	—	(33,901)
Net cash provided by operating activities	97,871	123,542

Cash Flows from Investing Activities
Additions to fixed assets and capitalized software	(12,975)	(5,956)
Proceeds from the sale of building and fixed assets	1,502	842
Acquisition of a business, net of cash acquired	—	(147)
Net cash (used in) investing activities	(11,473)	(5,261)

Cash Flows from Financing Activities
Payments of Senior Term Loan	(45,090)	(75,163)
Payments of Senior Term Loan, related party	(20,300)	(33,837)
Proceeds from Senior Term Loan, net	—	193,625
Proceeds from Senior Term Loan, related party	—	225,000
Proceeds from ABL Facility	606,455	471,287
Payments of ABL Facility	(596,969)	(487,823)
Payments of financing obligations	(267)	(835)
Debt issuance costs	—	(774)
Purchase of treasury stock (see Note 9)	(30,626)	(437,942)
Proceeds from exercise of stock options	76	—
Net cash (used in) provided by financing activities	(86,721)	(146,462)
(Decrease) increase in cash and cash equivalents	(323)	(28,181)
Cash and cash equivalents, beginning of period	1,912	34,169
Cash and cash equivalents, end of period	$1,589	$5,988

Supplemental Information
Cash paid for interest	$39,671	$34,209
Cash paid for income taxes, net	$11,902	$14,246
The accompanying notes are an integral part of the condensed consolidated financial statements.

Thryv Holdings, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Note 1	Description of Business and Summary of Significant Accounting Policies
General
Thryv Holdings, Inc. (“Thryv Holdings, Inc.” or the “Company”) provides small-to-medium sized businesses (“SMBs”) with print and digital marketing services and Software as a Service (“SaaS”) business management tools. The Company owns and operates Print Yellow Pages (“PYP”) and Internet Yellow Pages (“IYP”) and provides a comprehensive offering of digital marketing services such as search engine marketing (“SEM”), and other digital media services, including online display advertising, search engine optimization (“SEO”), and stand-alone websites. In addition, through the Thryv® platform, the Company is a provider of SaaS business management tools designed for SMBs. The common stock of the Company’s predecessor, Dex Media, Inc., traded on the Nasdaq Global Select Market under the symbol “DXM” and was delisted in January 2016. Dex Media, Inc. declared bankruptcy in 2016, and, following emergence three months later using a pre-packaged plan, was renamed Dex Media Holdings, Inc. (“Holdings”) in December 2016. On June 30, 2017, in a single transaction, the Company acquired YP Holdings LLC (the “YP Acquisition” or the “Acquisition”), and began operating as DexYP®, until July 15, 2019 when it changed its name to Thryv Holdings, Inc., without impacting the Company’s legal structure or its operations for the periods presented.
Basis of Presentation
The Company prepares its financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the SEC regarding interim financial reporting. Accordingly, certain information and disclosures normally included in the complete financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. The condensed consolidated financial statements include the financial statements of Thryv Holdings, Inc. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
In the opinion of management, the accompanying condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring items and accruals, necessary for the fair statement of the financial position, results of operations and cash flows of the Company for the periods presented. The condensed consolidated financial statements as of and for the six months ended June 30, 2020 and 2019 have been prepared on the same basis as the audited annual financial statements. Certain reclassifications have been made to the June 30, 2019 condensed consolidated financial statements and accompanying notes to conform to the June 30, 2020 presentation. The condensed consolidated balance sheet as of December 31, 2019 was derived from audited annual financial statements. The consolidated results for interim periods are not necessarily indicative of results for the full year and should be read in conjunction with the Company’s audited financial statements and related footnotes for the year ended December 31, 2019.
Reverse Stock Split
The Company’s condensed consolidated financial statements reflect a 1-for-1.8 reverse stock split of the Company’s common stock, which became effective on August 26, 2020. All share and per share data for all periods presented in the accompanying condensed consolidated financial statements and notes thereto have been adjusted retrospectively, where applicable, to reflect the reverse stock split.
Use of Estimates
The preparation of the Company’s condensed consolidated financial statements requires management to make estimates and assumptions about future events that affect the amounts reported and disclosed in the condensed consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable. The results of those estimates form the basis for making judgments about the carrying values of certain assets and liabilities.

Examples of reported amounts that rely on significant estimates include revenue recognition, allowance for credit losses, capitalized costs to obtain a contract, certain amounts relating to the accounting for income taxes, indemnification asset, stock-based compensation liability, operating lease right-of-use assets and operating lease liabilities, accrued service credits, pension assets and pension obligations. Significant estimates are also used in determining the recoverability and fair value of fixed assets and capitalized software, operating lease right-of-use assets, goodwill, and intangible assets.
Due to the COVID-19 pandemic and the uncertainty of the extent of the impacts, many of the estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, these estimates may materially change in future periods.
Summary of Significant Accounting Policies
Accounts Receivable and Allowance for Credit Losses
Accounts receivable represents billed amounts for which invoices have been provided to clients and unbilled amounts for which revenue has been recognized but amounts have not yet been billed to the client.
Accounts receivable and contract assets are recorded net of an allowance for credit losses. The Company’s exposure to expected credit losses depends on the financial condition of its clients and other macroeconomic factors. The Company maintains an allowance for credit losses based upon its estimate of potential credit losses. This allowance is based upon historical and current client collection trends, any identified client-specific collection issues, and current as well as expected future economic conditions and market trends.
Except for the changes to the Company’s significant accounting policies related to the adoption of ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, there have been no other changes to the Company’s significant accounting policies as of and for the six months ended June 30, 2020 as compared to the significant accounting policies described in the Company’s audited consolidated financial statements and related footnotes for the year ended December 31, 2019.
Concentrations of Credit Risk
Financial instruments subject to concentrations of credit risk consist primarily of short-term investments and trade receivables. Company policy requires the deposit of temporary cash investments with major financial institutions. Cash balances at major financial institutions may exceed limits insured by the Federal Deposit Insurance Corporation (“FDIC”).
Approximately 90% of revenue in all periods presented was derived from sales to local SMBs that operate in limited geographical areas. These SMBs are usually billed in monthly installments when the services begin and, in turn, make monthly payments, requiring the Company to extend credit to these clients. This practice is widely accepted within the industry. While most new SMBs and those wanting to expand their current media presence through the Company’s services are subject to a credit review, the default rates of SMBs are generally higher than those of larger companies.
The remaining 10% of revenue in all periods presented was derived from the sale of marketing services to larger businesses that advertise regionally or nationally. Contracted certified marketing representatives (“CMRs”) purchase advertising on behalf of these businesses. Payment for advertising is due when the advertising is published and is received directly from the CMRs, net of the CMRs’ commission. The CMRs are responsible for billing and collecting from these businesses. While the Company still has exposure to credit risks, historically, the losses from this client set have been less than that of local SMBs.
The Company conducts its operations in the United States of America. No single directory or client accounted for more than 10% of the Company’s revenue for the six months ended June 30, 2020 and 2019. Additionally, no single client accounted for more than 5% of the Company’s outstanding accounts receivable as of June 30, 2020 and December 31, 2019.
Impairment Charges
During the six months ended June 30, 2020, the Company recorded an operating lease right-of-use assets impairment charge of $15.3 million and a fixed assets impairment charge of $2.9 million due to the Company's decision to operate in a remote working environment and not fully utilizing certain leased assets. In June 2020, the Company announced its plans to become a “Remote First” company, meaning that the majority of the workforce will continue to operate in a remote working environment indefinitely. As a result, the Company closed certain office buildings, including most of the space at the corporate headquarters in Dallas. The Company kept certain office buildings open to house essential employees who cannot perform their duties remotely, such as employees who work in the data centers in Dallas and Virginia. As a result, approximately $16.4 million and $1.8 million of the impairment charge was recorded in the Marketing Services and SaaS segments, respectively. During the six months ended June 30, 2019, the Company recorded operating lease right-of-use assets impairment charge of $5.0 million related to consolidating operations at certain locations. Approximately $4.6 million and $0.4 million of the impairment charge was recorded in the Marketing Services and SaaS segments, respectively. These operating lease right-of-use assets were remeasured at fair value based upon the discounted cash flows of estimated sublease income using market participant assumptions. These fair value measurements are considered Level 3.
Goodwill
As of March 31, 2020, the Company determined that a goodwill impairment evaluation triggering event occurred due to the economic downturn caused by a novel strain of coronavirus, referred to as COVID-19. As of March 31, 2020, the Company performed its goodwill impairment test at the reporting unit level which is consistent with its reportable segments, Marketing Services and SaaS. After performing this interim review for impairment, both Marketing Services and SaaS reporting units continue to have estimated fair values greater than their respective carrying values. The Company concluded that an impairment triggering event did not occur during the period ended June 30, 2020. Therefore, no impairment test was undertaken as of June 30, 2020.
Recent Accounting Pronouncements
Recently Adopted Accounting Pronouncements
In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. Effective January 1, 2020, the Company has adopted ASU 2016-13 and its subsequent amendments. The cumulative effect of adoption was immaterial. In addition to recording an allowance for credit losses on accounts receivable, the Company also began recording an allowance on its contract assets as required by the standard. See Note 5, Allowance for Credit Losses.
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements for fair value measurements. The ASU removes the requirements to disclose: the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; the policy for timing of transfers between levels; and the valuation processes for Level 3 fair value measurements. ASU 2018-13 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company prospectively adopted this guidance as of January 1, 2020. The adoption of this standard did not have a material impact on the Company’s condensed consolidated financial statements.
Note 2	Revenue Recognition
Disaggregation of Revenues
The Company disaggregates revenue based on the type of service within its segment footnote. See Note 13, Segment Information.
Contract Balances
The timing of revenue recognition may differ from the timing of billing to the Company’s clients. These timing differences result in receivables, contract assets, or contract liabilities (deferred revenue). Contract assets represent the Company's right to consideration when revenue recognized exceeds the receivable from the client because the consideration allocated to fulfilled performance obligations exceeds the Company’s right to payment, and the right to payment is subject to more than the passage of time. Contract liabilities consist of advance payments and revenue deferrals resulting from the allocation of the consideration to performance obligations. For the six months ended June 30, 2020, the Company recognized revenue of $12.3 million that was recorded in Contract liabilities as of December 31, 2019. The following table represents the opening and closing balances of contract assets and liabilities (in thousands):
	June 30, 2020	December 31, 2019
Contract assets, net of allowance of $463 and $0	$13,732	$11,682
Contract liabilities	21,136	24,679
Pandemic Credits
During the six months ended June 30, 2020, the Company has recognized pandemic credits of $6.4 million provided to customers most impacted by COVID-19. The Company has accounted for these incentives as price concessions and has reduced revenue accordingly.
Note 3	Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value.
Level 1 —	Quoted prices in active markets for identical assets or liabilities.
Level 2 —	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly.
Level 3 —	Unobservable inputs that reflect the Company's own assumptions incorporated into valuation techniques. These valuations require significant judgment.
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. When there is more than one input at different levels within the hierarchy, the fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessment of the significance of a particular input, to the fair value measurement in its entirety requires substantial judgment and consideration of factors specific to the asset or liability. Level 3 inputs are inherently difficult to estimate. Changes to these inputs can have a significant impact on fair value measurements. Assets and liabilities measured at fair value using Level 3 inputs are based on one or more of the following valuation techniques: market approach, income approach or cost approach. There have been no transfers between fair value measurement levels during the six months ended June 30, 2020.
Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis
The Company’s non-financial assets such as goodwill, intangible assets, fixed assets, capitalized software and operating lease right-of-use assets are adjusted to fair value when an impairment charge is recognized. Such fair value measurements are based predominantly on Level 2 and Level 3 inputs.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
The fair value of the Company's indemnification asset is measured and recorded in the condensed consolidated balance sheets using Level 3 inputs because it is valued based on unobservable inputs and other estimation techniques due to the absence of quoted market prices. The Company values its indemnification asset utilizing the fair value of its common stock. Estimates of fair value are subjective in nature, involve uncertainties and matters of significant judgment and are made at a specific point in time. Thus, changes in key assumptions regarding discount rate and growth rate from period to period could significantly affect the estimate of fair value.

The following table presents a reconciliation of the Company’s indemnification asset measured and recorded at fair value on a recurring basis as of June 30, 2020, using significant unobservable inputs (Level 3) (in thousands):
2020
Balance as of December 31, 2019	$29,789
Change in fair value	(4,418)
Balance as of June 30, 2020	$25,371
A significant unobservable input utilized in the income approach valuation method for the indemnification asset is a discount rate. The Company prepared a sensitivity analysis to evaluate the effect that changes in the discount rate would have on the estimated fair value of the indemnification asset. A change in the discount rate of 100 basis points would result in a change in the estimated fair value within the range of approximately $2.8 million and $(3.3) million.
The loss on the indemnification asset of $4.4 million and $0.9 million during the six months ended June 30, 2020 and 2019, respectively, was recorded in General and administrative expense on the Company's condensed consolidated statements of operations.
At June 30, 2020, the fair value associated with the Company's liability classified stock-based compensation awards totaled $49.5 million, of which $37.3 million was vested. The fair value of each stock option award and its subsequent period over period remeasurement, in the case of liability classified stock-based compensation awards, is estimated using the Black-Scholes option pricing model using Level 3 inputs. The decrease in value of the vested portion of the liability classified stock-based compensation awards at June 30, 2020 is primarily associated with a decrease in the Company's share fair value.
The following table presents a reconciliation of the Company’s stock option liability measured and recorded at fair value on a recurring basis as of June 30, 2020 (in thousands):
2020
Balance as of December 31, 2019	$43,026
Exercise of stock options	(224)
Change in fair value	(9,087)
Amortization of grant date fair value	3,603
Balance as of June 30, 2020	$37,318
The $5.5 million of stock compensation expense incurred during the six months ended June 30, 2020 was recorded as stock compensation expense in Cost of services, Sales and marketing, and General and administrative expense in the Company's condensed consolidated statement of operations.
At December 31, 2019, the fair value associated with the Company's liability classified stock-based compensation awards totaled $60.2 million, of which $43.0 million was vested.
The increase in value of the vested portion of the stock option liability of $14.4 million during the six months ended June 30, 2019 was recorded as stock compensation expense in Cost of services, Sales and marketing, and General and administrative expense in the Company's condensed consolidated statement of operations.
Fair Value of Financial Instruments
The Company considers the carrying amounts of cash, trade receivables, and accounts payable to approximate fair value because of the relatively short period of time between the origination of these instruments and their expected realization or payment.
Additionally, the Company considers the carrying amounts of its ABL Facility and financing obligations to approximate their fair values because the interest rates used to formulate the carrying amounts approximate current market rates. These fair value measurements are considered Level 2. See Note 7, Debt Obligations.

The Senior Term Loan is carried at amortized cost; however, the Company estimates the fair value of the term loan for disclosure purposes. The fair value of the Senior Term Loan is determined based on quoted prices that are observable in the market place and are classified as Level 2 measurements. The following table sets forth the carrying amount and fair value of the Senior Term Loan (in thousands):
	June 30, 2020		December 31, 2019
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior Term Loan, net	$544,091	$517,380	$609,407	$610,000
Note 4	Restructuring and Integration Expenses
On June 30, 2017, the Company completed the YP Acquisition and, in an effort to improve operational efficiencies and realize synergies, the Company incurred certain restructuring and integration charges. Restructuring and integration charges are incurred primarily from post-merger integration and restructuring initiatives. These charges include severance benefits, facility exit costs, system consolidation and integration costs, and professional consulting and advisory services costs. From inception through December 31, 2019, the Company incurred $198.9 million of cumulative business restructuring charges and integration expenses. These restructuring and integration expenses are recorded in General and administrative expense in the Company's condensed consolidated statements of operations. The Company attributed all restructuring and integration expenses to the Marketing Services reporting segment.
As of December 31, 2019, the Company completed all restructuring and integration efforts associated with the YP Acquisition. The following table sets forth additional financial information related to the Company's restructuring charges and integration expenses related to the YP Acquisition for the periods presented (in thousands):
	Six Months Ended June 30,
	2020	2019	Cumulative
Severance costs	$—	$5,409	$58,126
Facility exit costs	—	3,287	27,368
System consolidation costs(1)	—	6,402	37,389
Legal costs	—	4,233	13,926
Tax and accounting advisory services	—	946	27,358
Other costs(2)	—	7,626	34,745
Total restructuring and integration expenses	$—	$27,903	$198,912
(1)
System consolidation costs primarily represents costs related to YP integration efforts and incurred with contractors engaged to assist the Company with reducing duplicate software applications and licenses, obtaining new maintenance and network contracts, consolidating data centers, and eliminating telecom contracts.

(2)	Other costs primarily include the write-off of fixed assets and capitalized software costs.
The following tables reflect the Company's liabilities associated with restructuring charges and integration expenses (in thousands):
	Severance costs	Facility exit costs	System consolidation costs	Legal costs	Tax and accounting advisory services	Other costs(1)	Total
Balance as of January 1, 2020	$3,377	$6,786	$14	$4,813	$14	$—	$15,004
Expense	—	—	—	—	—	—	—
Payments	(2,898)	(3,005)	(14)	(3,563)	(14)	—	(9,494)
Balance as of June 30, 2020	$479	$3,781	$—	$1,250	$—	$—	$5,510
(1)
Other costs primarily include the write-off of fixed assets and capitalized software costs. A reconciliation of the beginning and ending liability balance is not provided as these costs represent non-cash impairments of assets and therefore are not a liability of the Company.

Note 5	Allowance for Credit Losses
The following table sets forth the Company's allowance for credit losses (in thousands):
2020
Balance as of December 31, 2019	$26,828
Additions(1)	22,436
Deductions(2)	(12,635)
Balance as of June 30, 2020(3)	$36,629
(1)	For the six months ended June 30, 2020, represents provision for bad debt expense of $22.4 million which is included in General and administrative expense.
(2)	For the six months ended June 30, 2020, represents amounts written off as uncollectible, net of recoveries.
(3)	As of June 30, 2020, $36.2 million of the allowance is attributable to Accounts receivable and $0.5 million is attributable to Contract assets.
The Company’s exposure to expected credit losses depends on the financial condition of its clients and other macroeconomic factors. The Company maintains an allowance for credit losses based upon its estimate of potential credit losses. This allowance is based upon historical and current client collection trends, any identified client-specific collection issues, and current as well as expected future economic conditions and market trends. The economic downturn caused by COVID-19 resulted in an incremental amount of $5.4 million recorded to allowance for credit losses for the six months ended June 30, 2020.
Note 6	Accrued Liabilities
The following table sets forth additional financial information related to the Company's accrued liabilities (in thousands):
	June 30, 2020	December 31, 2019
Accrued salaries and related expenses	$29,083	$43,155
Accrued severance(1)	3,480	3,377
Accrued taxes	85,428	27,232
Accrued expenses	44,986	57,474
Accrued service credits	8,536	9,023
Accrued liabilities	$171,513	$140,261
(1)
During the six months ended June 30, 2020, the Company incurred a total of $7.3 million in severance expense, which was recorded in General and administrative expense. Severance expense of $6.6 million and $0.7 million was recorded in the Marketing Services and SaaS segments, respectively. The severance expense includes employee termination charges of $5.0 million, recorded as a result of COVID-19 with $4.5 million and $0.5 million related to the Marketing Services and SaaS segments, respectively. As of June 30, 2020, this restructuring is complete. During the six months ended June 30, 2020, the Company paid a total of $6.5 million related to severance. The severance payment included $2.2 million due to COVID-19 employee terminations, $2.9 million related to post-merger integration of YP, and $1.4 million of other severance expense.

Note 7	Debt Obligations
The following table sets forth the Company's outstanding debt obligations as of June 30, 2020 and December 31, 2019 (in thousands):
	Maturity	Interest Rate	June 30, 2020	December 31, 2019
Senior Term Loan, related party, net(1)	December 31, 2023	LIBOR + 9.00%	$544,091	$609,407
ABL Facility	September 30, 2023	3-month LIBOR + 4.00%	114,471	104,985
Total debt obligations			$658,562	$714,392
(1)	Net of debt issuance costs of $0.5 million and $0.6 million, as of June 30, 2020 and December 31, 2019, respectively.
In accordance with its Term Loan, the Company recorded Interest expense with related parties for the six months ended June 30, 2020 and 2019 of $9.7 million and $12.9 million, respectively. As of June 30, 2020, the Company was in compliance with its Senior Term Loan covenants and ABL Facility covenants.

At June 30, 2020, the Company had borrowing capacity of $64.9 million under the ABL Facility.
Other Financing Obligations
The following table sets forth the components of the Company's total other financing obligations as of June 30, 2020 and December 31, 2019 (in thousands):
	June 30, 2020	December 31, 2019
Non-cash residual value of Tucker, Georgia lease	$54,676	$54,676
Future maturities associated with the Tucker, Georgia failed sale-leaseback liability	1,173	1,441
Total other financing obligations	$55,849	$56,117
Note 8	Pensions
The Company maintains pension obligations associated with non-contributory defined benefit pension plans that are currently frozen and incur no additional service costs.
The Company immediately recognizes actuarial gains and losses in its operating results in the year in which the gains and losses occur. The Company estimates the interest cost component of net periodic pension cost by utilizing a full yield curve approach in the estimation of this component by applying the specific spot rates along the yield curve used in the determination of the benefit obligations of the relevant projected cash flows. This method provides a more precise measurement of interest costs by improving the correlation between projected cash flows to the corresponding spot yield curve rates.
Net Periodic Pension Cost
The following table details the other components of net periodic pension cost for the Company's pension plans (in thousands):
	Six Months Ended June 30,
	2020	2019
Interest cost	$8,433	$11,184
Expected return on assets	(8,059)	(7,498)
Settlement loss	24	—
Remeasurement loss	739	—
Net periodic pension cost	$1,137	$3,686
Since all pension plans are frozen and no employees accrue future pension benefits under any of the pension plans, the rate of compensation increase assumption is no longer needed. The Company determines the weighted-average discount rate by applying a yield curve comprised of the yields on several hundred high-quality, fixed income corporate bonds available on the measurement date to expected future benefit cash flows.
During the six months ended June 30, 2020, the Company made cash contributions of $15.8 million to the qualified plans and contributions and associated payments of $0.7 million to the non-qualified plans. During the six months ended June 30, 2019, the Company made cash contributions of $3.9 million to the qualified plans, and contributions and associated payments of $0.3 million to the non-qualified plans.
For the full year of 2020, the Company expects to contribute approximately $27.9 million to the qualified plans and approximately $1.4 million to the non-qualified plans.
Note 9	Shareholders' Equity
Share Repurchases
On January 28, 2020, the Company repurchased approximately 1.0 million shares of its outstanding common stock from a single shareholder. The total purchase price of this transaction was approximately $12.6 million. On

March 10, 2020, the Company repurchased approximately 0.8 million shares of its outstanding common stock. The total purchase price of this transaction was $9.2 million. During June 2020, the Company repurchased approximately 0.8 million of shares of its outstanding common stock for a total price of $8.8 million. These shares were recorded as Treasury stock upon repurchase.
Tender Offer
On May 1, 2019, the Company completed a tender offer (the “Tender Offer”). The transaction ultimately included the purchase of approximately 24.0 million shares of the outstanding common stock for a purchase price of approximately $438.0 million. Of these shares, the Company purchased approximately 11.1 million shares, 5.6 million shares, and 4.2 million shares from Mudrick Capital Management, LP, Paulson & Co Inc, and GoldenTree Asset Management, LP, related parties, for purchase prices of approximately $202.6 million, $102.2 million, and $75.8 million, respectively. All repurchased shares are recorded in Treasury stock as of June 30, 2020 and December 31, 2019. Additionally, through this Tender Offer, the Company settled approximately 2.3 million of its outstanding stock options, resulting in a net cash distribution to the related option holders of approximately $33.9 million.
Stock Warrants
As of June 30, 2020 and 2019, the Company had 10,459,141 fully vested outstanding warrants. The holders of such warrants are entitled to purchase, in the aggregate, up to 5,810,634 shares of common stock. Each warrant can be exercised at a strike price of $24.39. The warrants were issued in 2016 upon Holdings' emergence from its pre-packaged bankruptcy. No warrants were exercised during the periods ended June 30, 2020 and 2019. These warrants expire on August 15, 2023.
Note 10 Earnings per Share
The following table sets forth the calculation of basic earnings per share and diluted earnings per share for the six months ended June 30, 2020 and 2019 (in thousands, except share and per share amounts):
	Six Months Ended June 30,
	2020	2019
Basic net income per share:
Net income	$39,566	$37,829
Weighted-average common shares outstanding during the period	32,007,114	48,332,797
Basic net income per share	$1.24	$0.78
	Six Months Ended June 30,
	2020	2019
Diluted net income per share:
Net income	$39,566	$37,829
Basic shares outstanding during the period	32,007,114	48,332,797
Plus: Common stock equivalents associated with liability-based stock option awards	2,407,882	2,974,387
Diluted shares outstanding	34,414,996	51,307,184
Diluted net income per share	$1.15	$0.74
The computation of diluted shares outstanding excluded approximately 2.6 million of outstanding liability-based stock option awards for the six months ended June 30, 2020, and 10.5 million of outstanding stock warrants for the six months ended June 30, 2020 and 2019, as their effect would have been anti-dilutive.
Note 11	Income Taxes
The Company’s effective tax rate (“ETR”) was 46.6% for the six months ended June 30, 2020 and 31.6% for the six months ended June 30, 2019. The ETR differs from the 21.0% U.S. Federal statutory rate primarily due to the change in valuation allowance, tax permanent differences, and discrete items recorded in each of the respective periods.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted and signed into law. The CARES Act includes several provisions for corporations including increasing the amount of deductible interest, allowing companies to carryback certain Net Operating Losses (“NOLs”) and increasing the amount of NOLs that corporations can use to offset income. The CARES Act did not materially affect the Company's first or second quarter income tax provision, deferred tax assets and liabilities, and related taxes payable. The Company is currently assessing the future implications of these provisions within the CARES Act on the Company's condensed consolidated financial statements, but do not expect the impact to be material.
Note 12	Contingent Liabilities
Litigation
The Company is subject to various lawsuits and other claims in the normal course of business. In addition, from time to time, the Company receives communications from government or regulatory agencies concerning investigations or allegations of noncompliance with laws or regulations in jurisdictions in which the Company operates.
The Company establishes reserves for the estimated losses on specific contingent liabilities, for regulatory and legal actions where the Company deems a loss to be probable and the amount of the loss can be reasonably estimated. In other instances, the Company is not able to make a reasonable estimate of liability because of the uncertainties related to the outcome or the amount or range of potential loss. The Company does not expect that the ultimate resolution of pending regulatory and legal matters in future periods will have a material adverse effect on the Company's condensed consolidated statements of operations, balance sheets or cash flows.
New York Tax Cases: There are two matters open in this case; one involving the period December 1, 2009, through May 31, 2012 (the “First Case”), and another involving the period June 1, 2012, through May 31, 2016 (the “Second Case”). The issue in both matters is whether the hand delivery of the Company's telephone directories by Product Development Corporation (“PDC”) and Directory Distributing Associates, Inc. (“DDA”) in New York constitutes causing the directories to be mailed or shipped “by means of a common carrier, United States postal service or like delivery service” pursuant to Tax Law Section 1115(n)(4). If so, then no tax would be due as an exemption from tax would apply. The Company previously successfully litigated this issue for Verizon Yellow Pages Company and the Division of Taxation did not appeal the Administrative Law Judge's (“ALJ”) determination. The Division, however, subsequently litigated the issue against another taxpayer, Yellow Book, and was successful.
On May 25, 2017, the Administrative Law Judge issued a Determination in the New York tax appeal and upheld the Notice of Determination issued by the Division of Taxation in the First Case. The Division asserted that $3.2 million of tax and interest is due for the period December 1, 2009 through May 31, 2012. In the Determination, the ALJ concluded that “PDC and DDA were not acting as common carriers in their delivery of the directories but were acting as contract carriers.”
The Company subsequently filed an Exception with the Tax Appeals Tribunal (which reviews ALJ Determinations based on the record made before the ALJ). The Tax Appeals Tribunal issued an adverse ruling on or about September 20, 2018. The Company filed an appeal with the Appellate Division on January 17, 2019. The Commissioner filed an answer in February 2019. On January 10, 2019, in connection with the appeal, the Company paid $5.1 million to the State of New York for the tax assessed, plus interest. If the Company prevails, it will be entitled to recover the payment. All briefings were submitted and the New York Supreme Court, Appellate Division, heard arguments in the sales tax appeal on January 16, 2020 and issued a ruling on February 27, 2020, affirming the determination against the Company. The Company filed the Motion for Leave to Appeal the Appellate Division’s ruling on or about May 7, 2020.
In addition, the Company has appealed the Division’s Notice of Determination for the Second Case, in which the Division has asserted that an additional $3.3 million of tax and interest is due. The ALJ approved a stipulation between DexYP and the Division under which the parties agreed that the outcome of the ultimate decision in the First Case will be binding on the parties with respect to the Second Case. The total combined exposure of both cases is approximately $8.6 million, inclusive of the $5.1 million payment that is referenced above, leaving an additional unpaid balance of $3.5 million (based on the manner in which the state has previously calculated amounts due in these cases), which is accrued on the Company's condensed consolidated balance sheet at June 30, 2020.

Section 199 and Research and Development Tax Case: Section 199 of the Tax Code provides for exemptions for manufacturing performed in the U.S. The government has taken the position that directory providers are not entitled to take advantage of the exemption because printing vendors are taking deductions under the same exemption. The Tax Code also provides for tax credits related to research and development expenditures. The government has taken a position that the expenditures have not been sufficiently documented to be eligible as a credit. The Company disagrees with these positions.
The government has challenged the Company's positions and sent 90-day notices to DexYP on August 29, 2018. In response, the Company has filed three petitions (Print Media, LLC, YP Holdings, LLC, and YP LLC) in the Tax Court and the IRS has filed answers to these petitions. The three cases have been assigned to IRS case managers. The first petition that was filed is being sent to IRS Appeals. The Company continues to negotiate with the IRS to move the cases to Appeals so that they can be resolved. The initial appeals conference for Print Media was held on August 7, 2020. Discussions continue and the Company expects a follow-up conference later in the third quarter. The appeals conferences for YP LLC and YP Holdings, LLC will likely occur in the fall of 2020.
As of June 30, 2020, and December 31, 2019, the Company has reserved approximately $47.6 million and $46.0 million in connection with the 199 disallowance and $7.3 million and $7.1 million related to the research and development tax credit disallowance, respectively. Pursuant to the acquisition transaction whereby the Company acquired certain entities from the YP Acquisition, the Company is entitled to (i) a dollar for dollar indemnification for the research and development tax liability, and (ii) a dollar for dollar indemnification for the 199-tax liability after the Company pays the first $8.0 million in liability. The indemnification, however, is subject to a provision in the YP Acquisition agreement that limits the seller’s liability to certain stock that was escrowed in connection with the YP Acquisition. The value of that escrowed stock is estimated to be approximately $25.4 million and $29.8 million at June 30, 2020 and December 31, 2019, respectively.
Walker v. Directory Distributing Associates, Inc. et al.: United States Bankruptcy Court for the Eastern District of Missouri; United States District Court for the Eastern District of Missouri (“Missouri District Court”) (originally filed August 25, 2011 in Harris County, Texas). This is an action brought under the Fair Labor Standards Act (FLSA), alleging that DDA misclassified Texas delivery workers as independent contractors and that those delivery workers were jointly employed by DDA and AT&T Corp. Plaintiffs seek unpaid minimum wage for work they claim was uncompensated, as well as alleged unpaid overtime compensation, liquidated damages, attorney’s fees, and costs on behalf of approximately 2,500 opt-in plaintiffs for the time period of June 25, 2009 to December 21, 2012. On October 14, 2016, DDA filed a chapter 11 bankruptcy petition in the United States Bankruptcy Court for the Eastern District of Missouri (the “Missouri Bankruptcy Court”), which caused the Texas action to be removed to federal court and transferred to the Missouri Bankruptcy Court. Soon after, the Missouri Bankruptcy Court appointed a chapter 11 trustee for DDA (“Trustee”), displacing DDA management. The Missouri Bankruptcy Court also stayed Walker in its entirety as to all parties. In October 2017, the Bankruptcy Court granted the Trustee’s motion to require the parties to mediate the Walker and Krawczyk matters. Settlement negotiations followed, and on May 1, 2019, the parties reached an agreement in principle to settle the FLSA cases. Thereafter, the Parties negotiated the terms necessary to finalize the settlement agreement, which was memorialized in a DDA chapter 11 plan of liquidation. The settlement included dismissal with prejudice of the Walker and Krawczyk cases on the effective date of the plan. It also capped the Company’s exposure at approximately $1.5 million, but the ultimate amount was dependent on the opt-in population. The chapter 11 plan, along with related pleadings, was transmitted to approximately 46,000 former carriers. The Missouri Bankruptcy Court approved the plan at a hearing on July 20, 2020, and the confirmation order was entered on July 21. There were no objections to the plan, so an appeal is not probable. The court issued a dismissal with prejudice on August 12, 2020 and the Company’s total liability equated to $0.8 million.
Krawczyk v. Directory Distributing Associates, Inc. et al.: Filed on May 10, 2016 in the United States District Court for the Northern District of California. This is a proposed nationwide FLSA collective action alleging that delivery workers across the country were misclassified as independent contractors and that those delivery workers were jointly employed by several AT&T and YP defendants (AT&T Inc.; AT&T Services, Inc.; AT&T Corp.; YP Holdings LLC; YP Advertising & Publishing LLC, successor to AT&T Advertising, L.P., incorrectly sued as AT&T Advertising, LP d/b/a AT&T Advertising and Publishing, d/b/a AT&T Advertising Solutions, d/b/a Pacific Bell Directory, d/b/a YP Western Directory LLC; and YP LLC, successor to YP Shared Services LLC, incorrectly sued as YP Shared Services, LP). On October 14, 2016, DDA filed a chapter 11 bankruptcy petition in the Missouri Bankruptcy Court. In January 2017, the Missouri Bankruptcy Court stayed this matter in its entirety. In February 2017, the Missouri Bankruptcy Court appointed a Trustee, displacing DDA management. The Missouri Bankruptcy Court also stayed the Krawczyk action in its entirety as to all parties. In October 2017, the Missouri Bankruptcy Court granted the Trustee’s motion to require the parties to mediate the Walker and Krawczyk matters. Settlement negotiations followed, and on May 1, 2019, the parties reached an agreement in principle to settle the FLSA cases. Thereafter, the Parties negotiated the terms necessary to finalize the settlement agreement, which was memorialized in a DDA chapter 11 plan of liquidation. The settlement included dismissal with prejudice of the Walker and Krawczyk cases on the effective date of the plan. It also capped the Company’s exposure at approximately $1.5 million, but the ultimate amount was dependent on the opt-in population. The chapter 11 plan, along with related pleadings, was transmitted to approximately 46,000 former carriers. The Missouri Bankruptcy Court approved the plan at a hearing on July 20, 2020, and the confirmation order was entered on July 21. The court issued a dismissal with prejudice on August 12, 2020 and the Company’s total liability equated to $0.8 million. There were no objections to the plan, so an appeal is not probable. As of June 30, 2020, the Company has recorded an accrual of $1.0 million related to Walker v. Directory Distributing Associates, Inc. et al. and Krawczyk v. Directory Distributing Associates, Inc. et al. cases.
Other
Texas Sales, Excise, and Use Tax Audit: We conduct operations in many tax jurisdictions. In many jurisdictions, non-income-based taxes, such as sales and use tax and other indirect taxes, are assessed on our operations. Although we are diligent in collecting and remitting such taxes, there is uncertainty as to how each taxing jurisdiction will ultimately classify the Company's digital products and services for sales and use tax purposes. On June 24, 2020, the Texas Comptroller of Public Accounts issued a notice to the Company assigning a routine audit of the Company's sales, excise, and use tax account. The Company has reserved $3.0 million for the total combined exposure for the periods open to audit examination, which is accrued on the Company's condensed consolidated balance sheet as of June 30, 2020.
Note 13	Segment Information
The Company's internal financial reporting and management structure is focused on the major types of services it provides. The Company manages operations using two operating segments which are also its reportable segments: (1) Marketing Services and (2) SaaS.
During the six months ended June 30, 2020, the Company adjusted its methodology of allocating certain costs between its reportable segments. The current and prior year to date periods reflect the current allocation methodology.
The following tables summarize the operating results of our reportable segments (in thousands):
	Six Months Ended June 30, 2020
	Marketing Services	SaaS	Total
Revenue	$559,049	$63,133	$622,182
Segment EBITDA	222,690	8,224	230,914
	Six Months Ended June 30, 2019
	Marketing Services	SaaS	Total
Revenue	$692,278	$64,850	$757,128
Segment EBITDA	250,730	9,738	260,468

A reconciliation of total Segment EBITDA to the Company’s Income (loss) before (provision) benefit for income taxes is as follows (in thousands):
	Six Months Ended June 30,
	2020	2019
Total Segment EBITDA	$230,914	$260,468
Impact of ASC 842	—	320
Interest expense	(37,942)	(47,402)
Depreciation and amortization	(75,429)	(104,814)
Other components of net periodic pension cost	(1,137)	(3,686)
(Loss) on early extinguishment of debt	—	(6,375)
Impairment charges	(18,230)	(4,999)
Restructuring and integration expenses(1)	(17,192)	(22,904)
Transaction costs(2)	(9,766)	—
Stock-based compensation benefit (expense)	5,484	(14,399)
(Loss) from remeasurement of indemnification asset	(4,418)	(910)
Other	1,855	(20)
Income before (provision) for income taxes	$74,139	$55,279
(1)
For the six months ended June 30, 2020, the Company incurred $7.3 million of severance expense, of which $5.0 million was a result of the COVID-19 pandemic, as discussed in Note 6. In addition, the Company incurred losses on disposal of fixed assets and capitalized software and costs associated with abandoned facilities and system consolidation.

(2)	Consists of direct listing and other transaction costs.
The following table sets forth the Company's disaggregation of revenue based on services for the periods indicated (in thousands):
	Six Months Ended June 30,
	2020	2019
Marketing Services
PYP	$276,547	$331,121
IYP	144,267	175,592
SEM	90,659	122,443
Other	47,576	63,122
Total Marketing Services	559,049	692,278
SaaS
Thryv Platform	45,194	50,048
Thryv Leads and Add-ons	17,939	14,802
Total SaaS	63,133	64,850
Total Revenue	$622,182	$757,128
Note 14	Subsequent Events
Private Placement
On August 25, 2020 the Company completed a private placement of 68,880 shares of the Company’s common stock with a per share price of $10.17. The total value raised was $0.4 million net of expenses.

26,726,538 Shares

Common Stock
Prospectus
   , 2020
Through and including    , 2020 (the 25th day after the listing date of our common stock), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
The following table sets forth all costs and expenses to be paid by us in connection with this registration statement and the listing of our common stock. All amounts shown are estimates except for the SEC registration fee and the listing fees for Nasdaq.
Amount Paid or to be Paid
SEC registration fee	$4,094
Nasdaq listing fee	75,000
Printing fees and expenses	200,000
Legal fees and expenses	3,000,000
Accounting fees and expenses	8,000,000
Transfer agent and registrar fees and expenses	22,000
Other advisor fees	870,000
Miscellaneous expenses	400,000
Total	$12,571,094
Item 14. Indemnification of Officers and Directors.
The Registrant is governed by the Delaware General Corporation Law, or DGCL. Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that such person’s conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.
The Registrant’s second amended and restated bylaws will authorize the indemnification of its officers and directors, consistent with Section 145 of the DGCL, as amended. The Registrant intends to enter into indemnification agreements with each of its directors and executive officers. These agreements, among other things, will require the Registrant to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Registrant, arising out of the person’s services as a director or executive officer.
Further, we intend to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.
Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.
The Registrant expects to maintain standard policies of insurance that provide coverage (i) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to the Registrant with respect to indemnification payments that it may make to such directors and officers.
Item 15. Recent Sales of Unregistered Securities
Since March 1, 2017, we made sales of the following unregistered securities:
Plan-Related Issuances
•
From June 1, 2017 to February 19, 2020, we granted options to 150 employees to purchase an aggregate of 2,720,806 shares of our common stock under the 2016 Stock Incentive Plan with exercise prices ranging from $3.68 to $16.20 per share.

•
From June 1, 2017 to September 4, 2019, we issued an aggregate of 111,658 shares of our common stock to a total of eight employees or former employees upon the exercise of options previously granted under the 2016 Stock Incentive Plan at exercise prices ranging from $3.68 to $11.60 per share.

•
From June 1, 2017 to March 13, 2020, we issued an aggregate of 20,661 shares of common stock to a total of one non-employee board member upon the exercise of options previously granted under the 2016 Stock Incentive Plan at an exercise price of $3.68 per share.

•	On August 25, 2020, we issued an aggregate of 3,800 shares of common stock to a total of 38 employees under the 2016 Stock Incentive Plan at a price of $10.17 per share.
Other Issuances
•
In August 2016, we entered into the Warrant Agreement that governs the terms and rights of our warrants to purchase shares of common stock at the initial exercise price of such warrants. Each warrant represents the right to purchase one share of common stock at an initial exercise price of $24.39 per share. The warrants were issued in connection with the extinguishment of certain outstanding indebtedness in connection with our Restructuring. As of August 31, 2020, 10,459,141 warrants were outstanding and holders of such warrants are entitled to purchase, in the aggregate, up to 5,810,634 shares of common stock.

•	On August 25, 2020, we issued in a private placement 68,880 shares of common stock at a price of $10.17 per share.
The shares of common stock in all of the transactions listed above were issued or will be issued in reliance upon Section 4(2) of the Securities Act, Regulation D or Rule 701 promulgated under Section 3(b) of the Securities Act as the sale of such securities did not or will not involve a public offering. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with the Company, to information about the Company.

Item 16. Exhibits and Financial Statement Schedules
(a) Exhibits:
Exhibit No.	Description
3.1	Form of Fourth Amended and Restated Certificate of Incorporation of Thryv Holdings, Inc. to be in effect prior to the listing made under this Registration Statement.
3.2	Form of Second Amended and Restated Bylaws of Thryv Holdings, Inc. to be in effect prior to the listing made under this Registration Statement.
4.1**	Form of Certificate of Common Stock.
4.2**
Amended and Restated Credit Agreement, dated June 30, 2017, by and among Thryv, Inc., certain other Credit Parties, certain other Subsidiaries of Thryv, Inc., the lenders party thereto and Wells Fargo Bank, National Association.

4.3**
First Amendment to Amended and Restated Credit Agreement, dated January 31, 2019, among Thryv, Inc., as borrower, the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent.

4.4**
Second Amendment to Amended and Restated Credit Agreement, dated March 21, 2019, among Thryv, Inc., as borrower, Thryv Holdings, Inc., the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent.

4.5**
Third Amendment to Amended and Restated Credit Agreement, dated August 20, 2019, among Thryv, Inc., as borrower, Thryv Holdings, Inc., the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent.

4.6**
Fourth Amendment to Amended and Restated Credit Agreement, dated January 28, 2020, among Thryv, Inc., as borrower, Thryv Holdings, Inc., the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent.

4.7**	Amended and Restated Credit Agreement, dated December 31, 2018, among Thryv, Inc., as borrower, the lenders party thereto and Wilmington Trust, National Association, as administrative agent.
4.8**
First Amendment to Amended and Restated Credit Agreement, dated January 28, 2020, among Thryv, Inc., as borrower, the lenders party thereto and Wilmington Trust, National Association, as administrative agent.

4.9**
Second Amended and Restated Guarantee and Collateral Agreement, dated December 31, 2018 between Thryv Holdings, Inc., Thryv, Inc. and each Subsidiary Guarantor, if any, and Wilmington Trust, National Association, as administrative agent.

4.10	Amended and Restated Stockholders’ Agreement, by and among Thryv Holdings, Inc. and the Stockholders party thereto.
4.11**	Warrant Agreement, dated August 15, 2016, among Thryv, Inc., Computershare Inc. and Computershare Trust Company, N.A.
4.12**	Officer’s Certificate delivered pursuant to the Warrant Agreement, dated November 17, 2016, among Thryv, Inc., Computershare Inc. and Computershare Trust Company, N.A.
4.13**	Pledge Agreement, dated June 30, 2017, by and between Yosemite Sellers’ Representative LLC and Thryv Holdings, Inc.
5.1	Opinion of Weil, Gotshal & Manges, LLP.
10.1**	Amended and Restated Employment Agreement, dated September 26, 2016, by and between Thryv, Inc. and Joseph A. Walsh.
10.2**	Thryv Holdings, Inc. Stock Incentive Plan, dated September 26, 2016.
10.3**	Form of Stock Option Agreement.
10.4**	2019 Over Performance Plan, dated November 5, 2019.
10.5**	2019 Short Term Incentive Plan, dated November 5, 2019.
10.6**	2020 Over Performance Plan, dated January 2020.
10.7**	2020 Short Term Incentive Plan, dated April 2020.
10.8**	Thryv, Inc. Severance Plan—Executive Vice Presidents and Above, dated January 1, 2018.
10.9	Thryv Holdings, Inc. 2020 Incentive Award Plan.
10.10	Form of Thryv Holdings, Inc. Stock Option Agreement (Non-Employee Directors).
10.11	Thryv Holdings, Inc. 2021 Employee Stock Purchase Plan.

Exhibit No.	Description
10.12	Amendment No. 1 to Thryv Holdings, Inc. Stock Incentive Plan, dated February 15, 2017
21.1**	List of subsidiaries of Thryv Holdings, Inc.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2	Consent of Weil, Gotshal & Manges, LLP (included in Exhibit 5.1).
24.1**	Power of Attorney (included on signature page).
**	Previously filed
(b) Financial Statement Schedules
All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements of notes thereto.
Item 17. Undertakings
The undersigned Registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act, as amended, or the Securities Act.
(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)
That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Dallas, State of Texas, on September 17, 2020.
THRYV HOLDINGS, INC.

By:	/s/ Joseph A. Walsh
Name: Joseph A. Walsh
Title: Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on September 17, 2020.
Signature	Title

*	Chief Executive Officer, President and Director (Principal Executive Officer)
Joseph A. Walsh

*	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Paul D. Rouse

*	Chairman and Director
Jason Mudrick

*	Director
Amer Akhtar

*	Director
Bonnie Kintzer

*	Director
Ryan O'Hara

*	Director
John Slater

*	Director
Lauren Vaccarello

*	Director
Heather Zynczak
*By:	/s/ Lesley Bolger
Name: Lesley Bolger
Title: Attorney-in-fact